Exhibit 99.2

Our Vision

To be a world class diversified natural resources company providing superior returns to our shareholders.

Our Values

Sustainability

Diversified

Our sustainability model comprises three pillars - Responsible Stewardship, Building Strong Relationships, Adding and Sharing value.

Scale

We have an extensive mining and production infrastructure matched by substantial reserves and resources.

Entrepreneurship

We foster an entrepreneurial spirit throughout our businesses and value the ability to foresee business opportunities early in the cycle and act on them swiftly. Whether it be developing organic growth projects, making strategic acquisitions or creating entrepreneurs from within, we ensure an entrepreneurial spirit at the heart of our workplace.

Trust

The trust that our stakeholders place in us is key to our success. We recognise that we must responsibly deliver on the promises we make to earn that trust. We constantly strive to meet stakeholder expectations of us and deliver ahead of expectations.

Growth

We continue to deliver industry leading growth and generate significant value for our shareholders. Moreover, our organic growth pipeline is strong and we are confident that we will continue to deliver significant growth for shareholders in the future. We have pursued growth across all our businesses and into new areas, always on the basis that value must be delivered.

Sustainability

We practice sustainability within the framework of well defined governance structures and policies and with the demonstrated commitment of our management and employees.

Excellence

Achieving excellence in all that we do is our way of life. We consistently deliver projects ahead of time at industry-leading costs of construction and within benchmark costs. We are constantly focused on achieving a top decile cost of production in each of our businesses. To achieve this, we follow a culture of best practice benchmarking.

Diversified

We produce aluminium, copper, zinc, lead, silver and power from our operations around the world.

Expertise

We focus on building high quality, low cost assets on a sustainable basis.

Highlights

Financials

•	Consolidated turnover for FY 2011-12 Rs 40,967 crore, up by 35%

•	EBITDA of Rs 10,169 crore, up by 26%

•	PAT of Rs 7,761 crore, up by 6% after exceptional items of Rs 473 crore

•	Attributable Profit of Rs 4,828 crore for FY 2011-12

•	Consolidated EPS of Rs 14.4/-

•	Highest ever dividend of Rs 2 /- per equity share for FY 2012

•	cash and liquid investments of Rs 23,403 crores

•	Contribution of around Rs 5,500 crores to Indian exchequer in terms of taxes, duties and royalties.

•	Exports Rs 11,913 crore

CONSOLIDATED FINANCIAL RESULTS

	(Rs. In Crore except as stated)

Particulars	2011-12	2010-11	% change
Revenue	40,967	30,248	35%
EBITDA	10,169	8,050	26%
EBITDA margin	25%	27%
Profit After Tax	7,761	7,322	6%
Attributable Tax	4,828	5,043	-4%
Basic Earnings Per Share (in Re. per share)	14.4	15.0
Underlying Earnings Per Share (in Re. per share)	16.7	15.0
ROCE (%)	16%	16%
Dividend per share (Re.)	2.0	1.1

Business Highlights

Copper

•	Cathode production of 326 kt up by 7.2%

•	Achieved highest ever Copper recovery of 98.28%

•	Achieved zero cost of production

Zinc-Lead & Silver Indian Operations:

•	Highest ever refined zinc and lead production of 759 kt and 99 kt, respectively

•	Record silver metal production of 242 MT up 35% over previous year

•	Maintained lowest quartile cost position

•	FY 2011-12 gross addition of 27 MT to Reserves and Resources prior to depletion of 8 MT

•	Commissioned 100 ktpa lead smelter at Dariba increasing total refined lead capacity to 185 ktpa

•	350 tonne per annum (tpa) silver refinery taking total silver refining capacity to 518 tpa

Zinc-Lead International Operations:

•	Integration successfully completed

•	Stable operating performance, higher volume of 444 kt as compared to 434 kt in previous year

•	Mine life extended at all three locations

Aluminium

•	Hot metal production of 246 kt

•	Valued added products - Highest ever production of Rods -168 kt and Rolled Products -70 kt

Vedanta Aluminium

•	Highest ever alumina production of 928 kt

•	Record aluminium production of 430 kt

Power

•	Record power sales of 7,579 million units, up by 183% from previous year

•	Commissioned two 600 MW units of SEL power plant and the fourth 600 MW unit under trial run

•	150 MW wind power expansion completed during the year taking the green power generation capacity to 274 MW

Port & Infrastructure Project

•	Construction of coal berth at Vizag and is expected to complete Oct 2012.

Sterlite at a Glance

Our principal operations are located in India, where we have a substantial market share in each of our main metals, aluminium, copper, zinc, lead and silver. We have integrated Zinc International entities in Namibia, South Africa and Ireland. We also operate a copper mine in Australia.

Group structure(Percentage Shareholding as of March 31, 2012)

Vedanta resources(Listed on LSE)

Sterlite Industries(Listed On Bse, Nse And Nyse)Vedanta Aluminium (Val)Bharat Aluminium (Balco)Zinc-India(Hzl)(Listed On Bse And Nse)Skorpion And Lisheensterlite Energyblack Mountain70.55194.810054.63.664.910010074madras Aluminium (Malco)Copper Mines Of Tasmania copper aluminium

Copper

Aluminium

Zinc-India

Zinc-International

Power

Sterlite Industries (India) Limited Annual Report 2011-12

5 OVERVIEW PERFORMANCE SUSTAINABILITY STATUTORY FINANCIALS

Australia
Namibia
South Africa
Ireland
Copper
Aluminium
Power
Zinc-International
Captive Power Plant
Projects under development
1 Debari smelter
2 Chanderiya/ Dariba smelters
3 Rampura-Agucha mine
4 Rajpura Dariba and Zawar mine
5 Sindesar Khurd mine
6 Silvassa refinery
7 Tuticorin smelter and refinery
8 Vizag smelter
9 Lanjigarh mine and refinery (VAL)
10 Jharsuguda Aluminium (VAL) and Commercial Power project (SEL)
11 Korba smelter
12 Mt. Lyell mine
13 Talwandi Sabo (TSPL)
14 Black Mountain mines
15 Skorpion mines
16 Lisheen mines
Map not to scale

Debari smelter

Chanderiya/ Dariba smelters

Rampura-Agucha mine

Rajpura Dariba and Zawar mine

Sindesar Khurd mine

Silvassa refinery

Tuticorin smelter and refinery

Vizag smelter

Lanjigarh mine and refinery (VAL)

10 Jharsuguda Aluminium (VAL) and Commercial Power project (SEL)

11 Korba smelter

12 Mt. Lyell mine

13 Talwandi Sabo (TSPL)

14 Black Mountain mines

15 Skorpion mines

16 Lisheen mines

Map not to scale

Copper

Aluminium

Power

Zinc-International

Captive Power Plant

Projects under development

Sterlite Industries (India) Limited Annual Report 2011-12www.sterlite-industries.com

Map not to scale

A Diversified Portfolio

Copper

We have an custom copper smelting operation in India and our Australian mines produce copper for our Indian smelting operations.

Key Strenghts

•	One of the world’s lowest cost copper smelter in Tuticorin, India

•	Copper rod production facilities in India

Key Statistics

•	Current Capacity India 400 ktpa

•	No. of employees 1,221

Power

We are expanding our independent power plants (IPP) rapidly, with new plants at Jharsuguda and Talwandi Sabo India coming on stream alongside growth in our wind energy capacity.

Key Strenghts

•	One of the largest IPP in the private sector in India

•	Significant ‘green energy’ capacity

Key Statistics

•	Current Capacity : Independent coa-based power :2,070 MW; Wind power : 274 MW

•	No. of employees : 266

Aluminium

Our integrated aluminium business is well-located in the bauxite and coal reserve rich region of India encompassing mines, smelters and associated captive power plants.

Key Strenghts

•	245 ktpa smelter now operational in Korba, India

•	Captive bauxite mines in Chhattisgarh, India

Key Statistics

•	Current Capacity: Aluminium smelting : 245 ktpa; Captive power : 5400 MW

•	No. of employees : 3,978

Zinc-Lead / Silver

We are the world’s largest integrated zinc producers with operations in India, Namibia, South Africa and Ireland. We operate the world’s largest zinc mine, the Rampura Agucha Mine in India, and are one of the leading global silver producers.

Key Strenghts

•	One of the world’s largest undeveloped zinc deposits in Gamsberg, South Africa

•	Silver-rich ore from Sindesar Khurd mine in India

Key Statistics

•	Current Capacity: Zinc-Lead :1.5 mtpa; Silver : 518 MT

•	No. of employees : 8,060

7
OVERVIEW PERFORMANCE SUSTAINABILITY STATUTORY FINANCIALS

Consolidated Performance

Revenue (₹ in Crore)

41,179	2011-12
30,429	2010-11
24,682	2009-10
21,448	2008-09
25,047	2007-08

EBITDA (₹ in Crore)

10,169	2011-12
8,050	2010-11
8,031	2009-10
6,858	2008-09
9,434	2007-08

Cash Profit (PBDT) (₹ in Crore)

12,174	2011-12
10,221	2010-11
7,689	2009-10
6,461	2008-09
9,116	2007-08

Attributable Profit (₹ in Crore)

4,828	2011-12
5,043	2010-11
3,744	2009-10
3,540	2008-09
4,399	2007-08

Gross Fixed Assets (₹ in Crore)

52,259	2011-12
43,339	2010-11
29,263	2009-10
22,365	2008-09
17,025	2007-08

Net Worth (₹ in Crore)

46,056	2011-12
41,435	2010-11
37,012	2009-10
25,613	2008-09
22,303	2007-08

consolidated performance

Revenue (‘ in

2011-1241,179

30,4292010-11

24,6822009-10

21,4482008-09

25,0472007-08

Cash Profit (PBDT)(‘ in

2011-1212,174

10,2212010-11

7,6892009-10

6,4612008-09

9,1162007-08

Gross Fixed Assets(‘ in

2011-1252,259

43,3392010-11

29,2632009-10

22,3652008-09

17,0252007-08

EBITDA (‘ in

2011-1210,169

8,0502010-11

8,0312009-10

6,8582008-09

9,4342007-08

Attributable Profit(‘ in

2011-124,828

5,0432010-11

3,7442009-10

3,5402008-09

4,3992007-08

Net Worth (‘ in

2011-1246,056

41,4352010-11

37,0122009-10

25,6132008-09

22,3032007-08

Sterlite Industries (India) Limited Annual Report 2011-12

www.sterlite-industries.com

Chairman’s Statement

Overview

The year FY 2011-12 has been a transformational year for Sterlite. Your Company has made considerable progress in the execution of its strategy this year, delivering production growth and increasing reserves and resources, completing Zinc International acquisition. Over the years, Sterlite has become a world-class, diversified resources company, contributing around Rs. 5,500 Crore to the Indian exchequer in terms of taxes, duties and royalties.

Robust Financial Results

Despite volatile economy conditions, Sterlite increased volumes across most of its commodities and successfully integrated recent Zinc International acquisition, which contributed to our strong revenue growth, which were up 35% at Rs. 40,967 Crore. In line with the revenue growth, FY 2011-2012 EBITDA grew 26% to Rs. 10,169 Crore. We continue to maintain a strong and liquid balance sheet with Cash and liquid investments of Rs. 23,403 Crore.

Strong Operational Performance

Record production of Refined Zinc, Lead including Silver and Power and increased contributions from the Zinc International assets were the key drivers of our strong operational performance as our growth projects started to yield results.

The ramp up of the silver-rich Sindesar Khurd mine and the new Silver refinery delivered an impressive 35% increase in Silver production for the year, with production reaching a new high of 242 tonnes and contributing Rs. 1,014 Crore to EBITDA in FY 2012.

The commissioning of two 600 MW power plant at the 2,400MW SEL power plant and the Lead smelter at Dariba significantly boosted our power generation and lead production.

This performance is the result of the hard work and commitment of our 13,525 employees across the organization and on behalf of the Board; I would like to thank them for their contribution to this excellent performance.

Global Markets

Despite volatile global market conditions, demand for commodities remained strong throughout the year, driven by economic growth and urbanization in emerging economies, which account for approximately 94% of our revenues. Commodity prices were strong in the first half of FY 2011-12, but corrected in the second half of the year, with the end result that prices for silver moved up substantially, zinc prices fell and copper TC/RCs, aluminium and lead were ahead of the previous year.

Growth rates in India, our home market, moderated to 6.9% due to higher inflation. Demand for natural resources however continued its upward trend particularly for aluminium with India projected to become the second largest consumer of aluminium in Asia during CY 2012. Over the long-term, we believe that the increasing size of the domestic market in India and favourable demographics will continue to drive robust economic growth. We meet 82% of India’s Zinc consumption and approximately 46.5% of its Copper and Lead requirements.

Key Strategic Developments

Growth

We continued to focus on extending our existing resources and growing our assets organically, investing in projects that expand our high quality asset base,zinc assets life and increase our production volumes. During the year, we invested Rs 7,439 crore in our organic growth programme, increasing production of Zinc-Lead, Silver, Copper, Aluminium, and Power. We have successfully completed the integration of the assets acquired from Anglo American last year, now our Zinc International business. The assets we acquired also included the Gamsberg deposit in South Africa, which is one of the largest undeveloped zinc deposits in the world. With a resource base of 186 mt , Gamsberg has the potential to deliver over 400 ktpa over a mine life of more than 20 years and a feasibility study is underway to scope the project.

Long Term Value

We have maintained our position as a low cost producer through our culture of continuous improvement. As well as major investment projects, a myriad of small projects have been implemented across all our businesses to reduce energy consumption, improve productivity, debottleneck processes and increase efficiency.

To ensure the long-term future of the Group, we aim to grow our Reserves and Resources (R&R) at a faster rate than we deplete them, through exploration and acquisitions. Exploration focus yielded good results during the year for Zinc Business.

In line with our strategy to simplify our corporate structure, towards the end of the year, we announced a merger of Sterlite Industries (India) Ltd with Sesa Goa Ltd to create Sesa Sterlite Ltd. As part of the group structure simplification, Vedanta’s stake in Cairn India and Vedanta Aluminium will move under Sesa Sterlite. Sesa Sterlite Ltd is expected to be the world’s Seventh largest global diversified natural resources major, ranked by EBITDA.

The simplification and consolidation of the Group structure is expected to yield significant benefits through a more efficient capital structure, increased flexibility to allocate capital, broader access to capital markets and enhanced visibility of earnings and cash flow. The merger will also generate significant synergies for the shareholders of Sterlite.

Sustainability

We have continued to focus on aligning our policies and management systems to the sustainability standards recognized internationally by the IFC performance standards, ICMM and UNGC principles. This year we have completed the development of a comprehensive Sustainability Framework that is now being rolled out across our operations.

We want to go even further and embed sustainable development into every aspect of what we do which is one of the priorities that I have set. The others are to:

Improve our health and safety performance for a safer, more secure and healthier environment for every employee and contractor.

– We work in an inherently risky industry. We will continue to strive to achieve our goal of ‘zero harm’. We have structured programme in place and our efforts to eliminate unsafe conditions and unsafe behaviour are starting to yield results. Our quarterly figures show good progress and our lost time injury rate continues to fall, reducing by 13% as compared to last year.

Contribute further and in a more targeted way to local communities

- We are passionately committed to making a difference to our local communities, contributing Rs 57.58 Crore this year to community development projects, benefiting over 1.6 million people.

Continue to manage and minimize our impact on air, water and land

- Our environmental focus on reducing specific consumption of energy and water is making sound progress with most of our operations yielding significant positive results.

Maintain a dialogue with Stakeholders to help us understand and respond to their material issues

- We understand that stakeholder engagement is a two way process and have structured programmes through which we identify and engage with our different stakeholder group like our communities, our employee’s, our industry, our lenders, our government and our civil society in order to understand their material issues.

Achieving our goals will take a great deal of hard work, but we are committed to our journey of continuous improvement.

Dividend

The Board has recommended a final dividend of Re.1/- per share, taking the total dividend for FY 2011-12 to Rs. 2 per share, which is the highest ever dividend proposed by the company. The total dividend outgo will nearly double to Rs. 686 Crore in FY 2011-12 as against Rs. 430 Crore during the previous year.

Future Outlook

We start the new financial year with a world-class asset portfolio, a low cost structure and a strong near term growth profile. The outlook for natural resources remains robust: industrialization and urbanization in China, India and other emerging economies continues to drive demand and Sterlite is well-positioned to serve these markets. Our significant capital investment programme, which has largely been invested, will deliver near-term production growth across our portfolio, in turn driving strong cash flow growth.

Anil Agarwal

Chairman

Business Model

How we add value

STRATEGIC CAPABILITIES

Project Execution

We are nearing completion of a Rs.32,602 Crore capital investment programme to expand our capacity and have honed our project execution skills delivering our projects on schedule and on budget, including the lead smelters at Dariba.

Integration of Acquisitions

We have a strong track record of successful integration that began with our first acquisition in 1986. This includes companies acquired outside India, from the Tasmania Copper Mine acquired in 1999 to the Zinc International Business acquired in FY 2010-11, as we extend our global footprint. Once integration is complete, we focus on growing our assets organically.

Operational Excellence

Our strength in production is driven by our focus on improving efficiency reducing energy and water consumption and debottlenecking processes.

Low Cost Focus

Our scale, skills and high quality assets contribute to our position as one of the lowest-cost producers in our industry. We combine highly competitive labour coasts with investment in productivity, support operations with captive power sources and integrate smelting and mining to further lower our cost base.

Exploration Focus

Our skill in exploration has delivered consistent increases in our reserves and resources year-on-year, extending the life of our zinc mines in India. Our acquisitions have added considerable potential for future expansion of zinc international business.

Financial Strength

We have a strong balance sheet with capital employed of Rs.58,255 Crore, strong cash flow of Rs.8,400 Crore and gearing of 27% as at March 31, 2012. This gave us the capacity to invest Rs 7,439 Crore in capital expansions projects during the year with sufficient access to capital to fund our future growth.

People and Culture

With technical, engineering and business professionals within our 13,525 strong workforce, we focus on offering our employees the opportunity to develop their potential within a high growth, entrepreneurial culture.

Relationships and Partnerships

We are a substantial contributor to the economies and communities where we operate. We build strong constructive relationships and partnerships are already in place with 97 organisations that include governments, government bodies NGOs, academic institutions and private hospitals

What we do

VALUE CHAIN

Exploration

The main focus of our exploration activity has been on increasing R&R and extending the lives of our existing mines. HZL added 27.1 mt to their R&R prior to depletion of 8.0 mt. With a total R&R of 332.3 mt the mine life is over 25 years.

Ongoing exploration programme at Zinc International business have extended mine life at all the three locations.

Mining / Production

We operate our own mines in India, Africa, Australia and Ireland, extracting zinc, lead, silver and copper. We generate energy from our captive power plants at Korba and our independent power plants at Jharsuguda and wind power plants of HZL.

Processing / Refining

We operate our own zinc, lead, copper, and aluminium smelters and other processing facilities in India, Africa, Australia and Ireland.

Downstream Value

The primary metal is further processed into value added products like sheets, rods, bars, rolled products etc. at our zinc aluminium and copper businesses.

Our approach

sustainability framework

Responsible Stewardship

Adding and sharing value

Building strong relationships

Value chain

Lenders

Government

Employees

Shareholders

Communities

Interested third parties of our world

Creating

long-term

sustainability

We see sustainable development as a core requirement to strategically improve the value of our business—both by managing risk and improving our operating standards. Our approach to sustainability mirrors our prevailing business ethos of achieving excellence through continuous improvement in our processes and outcomes, while also benchmarking ourselves against our global peers.

As a responsible company, we have always been process oriented, underpinning our rigour with a spirit of entrepreneurship.

Strategic Framework

STRATEGY

Our Strategic objectives are to deliver growth and long-term value by exploring our portfolio of natural resources on a sustainable basis.

Growth

Organic Growth

We focus on extending our existing resources and growing our assets organically, investing in projects that expand our capacity and increase our production volumes.

Selective and value accretive M&A

We target large proven, assets with the potential for growth and / or cost improvement. These could include new geographies and commodities as long as the opportunity meets our primary criteria.

Long Term Value

Optimise returns

We aim to optimize our costs through a culture of continuous improvement and maintain our position as a low cost producer in all our businesses.

Reserve and resources

We aim to ensure the long-term future of the Group, by growing our Reserves and Resources (R&R) at a faster rate than we deplete them through our mining activities, through exploration and selective acquisition.

Group structure

We continue to rationalize our group structure and increase direct ownership of our underlying businesses to drive synergies from integrating the group and building long-term value.

Sustainability

Responsible stewardship

We are committed to providing a safe, secure and healthy workplace for all employees, to optimizing our resource consumption and minimizing our environmental footprint.

Building strong and relationships

We aim to create policies and processes that will contribute to the well being and development of our employees and deliver sustainable benefits to the local communities were we operate.

Adding and sharing value

We aim to forge strong partnerships by engaging with our key stakeholders including employees, governments, NGO, suppliers, customers, investors and our local communities.

Delivering on our Strategy

What we said we would do

•	Deliver significant total volume growth

•	Integrate Zinc International assets

•	Seek further organic growth opportunities

•	Grow reserves and resources by exploration

•	Re-invest strong free cash flow and maintain strong balance sheet

•	Focus on cost optimization

•	Develop a comprehensive sustainability model

•	Continue to focus on health and safety improvement targeting zero fatalities

•	Manage our plants more efficiently to reduce our environmental footprint

•	Extend our outreach to help the communities where we operate

How we performed

•	Achieved record production of refined zinc, lead and power

•	Zinc-India delivered 242 MT silver

•	Rs.7,439 Crore invested enhanced pipeline of growth options

•	Zinc-International successfully integrated

•	Significant additions to reserves of zinc

•	Free cash flow maintained at Rs 8,400 Crore

•	Low cost base maintained

•	Merger with Sesa Goa Ltd.

•	Sustainability Framework developed and now being roll-out across the Group

•	LTIFR reduce by 39% during the past five years

•	Significant progress made in reducing carbon emissions, water and energy consumption

•	Green energy : operating 274 MW wing power and generating 31 MW from waste heat

•	Rs.57.58 Crore invested in community programme reaching 1.6 million people

Future Priorities

•	Focus on future drivers of growth : Gamsberg, Zinc-India

•	Add reserves and resources in Zinc

•	Reduce gearing through strong free cash flow after capital expenditure

•	Complete roll-out of Sustainability framework

•	Continue to deliver educational, healthcare and community programmes to 1.6 million people

•	Continue to improve health and safety standards

Company Overview

Sterlite Industries India Limited (SIIL) is the principal subsidiary of Vedanta Resources plc, a FTSE 100 diversified global natural resources major. Sterlite produces copper, aluminium, zinc, lead, silver and commercial energy. Sterlite has operations in India, Austrialia, Namibia, South Africa and Ireland and has a strong pipeline of projects.

SIIL was incorporated on September 8, 1975 under the laws of India and maintains a registered office at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin, State of Tamil Nadu 628 002, India. Our principal executive office is located at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin, State of Tamil Nadu 628 002, India and the telephone number for this office is (91) 461 424 2982. Our website address is www.sterlite-industries.com.

Sterlite’s principal operating companies comprise Hindustan Zinc Limited (HZL) for its fully integrated zinc and lead operations; Sterlite Industries (India) Limited (Sterlite) and Copper Mines of Tasmania Pty Limited (CMT) for its copper operations in India/Australia; and Bharat Aluminium Company Limited (BALCO), for its aluminium operations and Sterlite Energy for its commercial power generation business. Sterlite’s Zinc International business comprises of 100 per cent stake in THL ZincNamibia Holdings (Proprietary) Limited which owns the Skorpion mine and refinery in Namibia, a 74 per cent stake in Black Mountain Mining (Proprietary) Limited whose assets include the Black Mountain mine and the Gamsberg project in South Africa, and 100 per cent of Vedanta Lisheen Hodlings Limited which owns the Lisheen mine in Ireland.

Sterlite is India’s largest non-ferrous metals and mining company and is one of the fastest growing private sector companies. Sterlite is listed on BSE, NSE and NYSE. It was the first Indian Metals & Mining Company to list on the New York Stock Exchange.

Sterlite has continually demonstrated and believes it has the following competitive strengths

•	High Quality assets and resources making us a low cost producer

•	Leading non- ferrous metals and resources company in India with a diversified product portfolio

•	Ideally positioned to capitalise on the India’s growth and resource potential

•	Strong pipeline of growth projects

•	Experience for entry into commercial power generation in India

•	Ability and capacity to finance world –class projects

A majority of company’s operations are certified to the International Standards like ISO 9001, ISO 14001 and OHSAS 18001. SIIL laboratories at Tuticorin and Silvassa have been recognized with ISO 17025:2005 certification from National Accreditation Board for Testing and Calibration Laboratories (NABL). The company is LME approved copper tester. Our copper products meet the copper requirement of Restriction of Hazardous Substances (RoHS complied) and certified by Underwriters Laboratories Inc. SIIL’s Central lab at Silvassa is a GoI approved R&D laboratory. The company has also won numerous awards for safety and environment.

On February 25, 2012, Sterlite, Sesa Goa and Vedanta announced an all-share merger of our company and Sesa Goa to create Sesa Sterlite and a consolidation of various subsidiaries held within Vedanta through a Scheme of Arrangement under Indian law. The Scheme of Arrangement is subject to certain approvals.

A Rs.1000 investment in your Company in 1998 is worth approx, Rs.5000,000 as on March 31, 2012.

Copper.

Our copper business is principally one of custom smelting. Our Tuticorin smelter was one of the top 15 custom copper smelters in the world in 2011, and one of the largest in India by production volume in FY 2011-12, according to Brook Hunt. We also own the Mt. Lyell copper mine in Tasmania, Australia, which provides 7-8% of our copper concentrate requirements. The primary products in this segment are copper cathode and copper rods. The copper business comprises smelting and processing of copper and production of its by-products. Our operations include a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in the state of Tamil Nadu in southern India; and a refinery and two copper rod plants at Silvassa in the Union territory of Dadra and Nagar Haveli in western India, Our copper operations also include a copper rod plant and precious metal refinery at Fujairah in the UAE.

The Tuticorin Smelter has been operating for more than 14 years in compliance with applicable regulations and global standards. It employs the ISA Smelt process which is considered globally as an environmentally advanced technology. However, on September 28, 2010, the High Court of Madras ordered the closure of our copper smelting plant at Tuticorin and following our application to the Supreme Court of India against the order of the High Court of Madras, the Supreme Court stayed the order until further notice. The Supreme Court in subsequent hearings directed the Tamil Nadu Plant Pollution Control Board, National Environmental Engineering Research Institute and the Central Pollution Control Board to implement certain measures for the improvement of the copper smelter unit at Tuticorin. The copper smelter unit is in the process of complying with such measures and the matter is scheduled for further hearing. The stay order granted by the Supreme Court is in effect and the copper smelter plant at Tuticorin continues to operate at rated capacity. In FY 2011 -12, we produced 325,877 MT of refined copper

As a custom smelter, we buy copper concentrate at LME-linked prices for copper less a TC/RC that is negotiated with suppliers. We sell refined copper at LME-linked prices in the domestic and export markets. The TC/RC is influenced largely by global copper concentrate demand and supply of copper smelting and refining capacity. We source our concentrate from various global suppliers and our Australian mine.

In recent years, we have improved the operating performance of our copper business by improving operational efficiencies and reducing unit costs. The construction of 160 MW CPP at Tuticorin, would further reduce cost of production. We intend to further improve the operating performance of our copper business by continuing to reduce unit operating costs through improvements in recovery rates, lowering power and transport costs, achieving economies of scale and the achievement of other operational efficiencies.

We are one of the two custom copper smelters in India and had a 46.5% primary market share in India in FY 2011-12, according to ICPCI.

We have an ongoing expansion projects to increase our total copper capacity to 800,000 tpa with a 160 MW coal based thermal captive power plant. The expansion project at Tuticorin has been rescheduled while we await the decision of the court and consent from State Pollution Control Board is received. The captive power plant project is in progress and the first unit is scheduled for commissioning in the first quarter of fiscal 2013.

In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provided approximately 8.0% of our copper concentrate requirements in FY 2011-12. We also have a precious metal refinery and a copper rod plant at Fujairah in the UAE that produces copper rods, gold and silver bar.

Zinc, Lead and Silver

Our fully-integrated zinc business is owned and operated by HZL, in which we have a 64.9% ownership interest. HZL is India’s leading zinc producer with a 82.0% market share of the Indian zinc market in FY 2011-12, according to the ILZDA.

HZL’s Rampura Agucha mine is the largest zinc mine in the world on in terms of contained zinc deposits on a production basis, in 2011 according to Brook Hunt. HZL was the lowest cost tercile in terms of all zinc mining operations worldwide in 2011 and the largest integrated producer of zinc worldwide based on production volumes, according to Brook Hunt. In addition, HZL’s Chanderiya zinc smelter is the fourth largest smelter on a production basis worldwide, according to Brook Hunt. We have a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to arbitration. HZL’s operations include four lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, six sulphuric acid plants, one silver refinery and five captive power plants at our Chanderiya, Dariba and Zawar facilities in

Northwest India, one zinc smelter and a sulphuric acid plant at our Vizag facility in Southeast India and one zinc ingot melting and casting plant at Haridwar, one zinc- ingot melting and casting plant, one lead-ingot melting and casting plant and one silver refinery at Pantnagar in North India.

Mined metal production of zinc and lead in FY2011-12, was at 830,432 MT. The silver production in FY 2011-12 was 242 MT.

HZL is the only integrated zinc producer in India and had a market share by sales volume of the Indian zinc market of 82.0% in Fy 2011-12, according to ILZDA. The other zinc producer in India have a market share of 6% of the India market in terms of sales volume according to ILZDA. Imports and secondary sources accounted for the remaining 12.0% market share, according to ILZDA.

During the previous fiscal year, the Company commenced and completed the acquisition of Anglo American’s zinc assets (“Anglo Zinc”) for a total cash consideration of $1,513.1 million. This acquisition comprised the 100% owned Skorpion mine and refinery in Namibia, the 100% owned Lisheen mine in Ireland and the 74% owned Black Mountain Mines and the Gamsberg project in South Africa. The Zinc International Business is an excellent operational and strategic fit with our existing business and will create long term value for shareholders.

Skorpion produces SHG zinc ingots covering the sale of all zinc ingots produced at the integrated mine and refinery of Skorpion. BMM produces zinc, copper and lead in concentrate. Lisheen mine produces zinc and lead concentrate

The total production of zinc and lead metal-in-concentrate ( MIC ) and zinc metal was 443,511 MT.

HZL has expansion projects of its existing mines at Rampura Agucha and Kayar in the State of Rajasthan. Production from these underground mines is expected to begin in fiscal 2013 and will be gradually enhanced through the continuous development of the mines

Aluminium.

Our aluminum business is owned and operated by BALCO. BALCO’s partially integrated aluminum operations are comprised of two bauxite mines and the Korba facility, which includes an alumina refinery, a 245,000 tpa aluminum smelter, two captive power plants and a fabrication facility, all of which are located in the State of Chhattisgarh in Central India. During fiscal 2009 and until September 2009, BALCO operated an alumina refinery at the Korba facility, which is currently suspended for operations.

Bharat Aluminium Co. Ld. (BALCO)

We acquired our interest in BALCO in 2001 and have since worked to improve its operating performance through expansions and by improving operational efficiencies and reducing unit costs of production. BALCO’s bauxite mines provide a majority of the bauxite required for BALCO’s smelters. The bauxite is transferred to Vedanta Aluminium’s alumina refinery, which converts the bauxite to alumina and supplies the alumina back to BALCO, for payment of a conversion price by BALCO to Vedanta Aluminium based on Vedanta Aluminium’s actual cost of production plus a reasonable margin. The remainder of BALCO’s alumina requirements is sourced from third parties. BALCO intends to further improve its operating performance by continuing to reduce unit operating costs at the Korba facility, including by lowering power consumption and improving the operating efficiency of the captive power plant. BALCO also intends to focus on the production of fabricated products with higher margins.

We own a 51.0% ownership interest in BALCO and have management control of the company. The remainder of BALCO is owned by the Government of India, which established BALCO in 1965. We acquired our interest in BALCO from the Government of India on March 2, 2001. On March 19, 2004, we exercised an option to acquire the Government of India’s remaining ownership interest. The exercise of this option has been contested by the Government of India. Further, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees.

Our aluminum business is primarily owned and operated by BALCO in which we have a 51.0% ownership interest BALCO, one of the four primary producers of aluminum in India, had an 18.0% primary market share by production volume in India in FY 2011-12 according to Aluminium Association of India.

BALCO received a coal block allocation of 211 million tons for use in its captive power plants in November 2007. These allocated coal blocks are regarded as non-reserve coal deposits. BALCO is working towards obtaining the forest clearance for the second stage of the 211 million tons coal block, following the approval received from the Environmental Appraisal Committee in November , 2011.

In addition, BALCO is constructing a thermal coal-based 1,200 MW captive power facility, along with an integrated coal mine, in the State of Chhattisgarh. The first unit of 300 MW is expected to be synchronized shortly and the remaining three units, progressively, by the end of fiscal 2013. BALCO has commenced the setting up of 325,000 aluminum smelter, which is expected to be completed for first metal tapping by the third quarter of fiscal 2013.

In FY 2011-12, BALCO produced 245,654 MT of Aluminium

Vedanta Alumina Limited (VAL).

Vedanta Aluminium Ltd (VAL) is an subsidiary of Vedanta Resources Plc and associate company of Sterlite. Originally incorporated in 2001, VAL is a leading producer of metallurgical grade alumina and other aluminium products, which cater to a wide spectrum of industries.VAL has carved out a niche for itself in the aluminium industry with its superior product quality based on state-of-the-art technology

Vedanta Aluminium entered into an agreement with the Orissa Mining Corporation Limited, or OMC, regarding the establishment of the alumina refinery, an aluminum smelter and associated captive power plants in the Lanjigarh and Jharsuguda districts.

On March 11, 2010, Vedanta Aluminium has acquired 100% ownership of Allied Port Services Private Limited(APSPL). APSPL was merged into Vedanta Aluminium with effect from April 1, 2011 pursuant to the merger approved by the High Court of Madras.

Lanjigarh Alumina Refinery

VAL is operating a a 1.0 mtpa greenfield alumina refinery and an associated 75 MW captive power plant at Lanjigarh in the state of Orissa. The alumina refinery at Lanjigarh continues to operate with bauxite sourced from BALCO and other third parties. This is in line with VAL’s strategy to promote Lanjigarh as a self-sustained manufacturing unit in terms of cost advantage and resource availability. In addition, Vedanta Aluminium is investing to expand its alumina refining capacity at Lanjigarh to 5 mtpa, subject to government approvals by increasing the capacity of the current alumina refinery from 1 mtpa to 2 mtpa through debottlenecking and by constructing a 3 mtpa alumina refinery and an associated 210 MW captive power plant. The construction of the alumina refinery is on hold and awaiting approvals. The calcined alumina production for FY 2011- 12 was 927,516 MT.

In view of the ongoing delay in approval of the Niyamgiri mining, the Government of Orissa is actively considering allocation of alternative sources of bauxite to the Vedanta’s alumina refinery, from the State of Orissa.

Jharsuguda Aluminum Smelter

Vedanta Aluminium has completed the construction of a greenfield 500,000 tpa aluminum smelter, together with an associated 1,215 MW coal-based captive power plant, in Jharsuguda in the State of Orissa. The project has been implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 2009. The phase II was commissioned in stages from March 2010. All nine units of 135 MW have been commissioned. The metal production for FY 2011-12 was 429,723 tons whereas net generation of captive power plant was 6,818 MU.

1,250,000 tpa Aluminum Smelter

Vedanta Aluminium is also setting up another 1,250,000 tpa aluminum smelter in Jharsuguda.

Power

In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India. We are investing approximately Rs. 8,200 Crores to build a 2,400 megawatt, or MW, thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The project is being pursued by our wholly-owned subsidiary Sterlite Energy. The first three units of 600 MW are operational and the remaining one unit has already been synchronised in the last quarter of FY 2011-12 and is under trial run.

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India at an estimated cost of Rs. 9,245 Crore

Commissioning of this project will be carried out in stages and the first unit is expected to be commissioned by the fourth quarter of fiscal 2013 and the remaining two units in fiscal 2014. In addition, TSPL also signed a memorandum of understanding with the Government of Punjab in October 2010 to expand the current capacity of the Talwandi Sabo coal-based thermal power plant by 660 MW. In view of the current coal and power tariff, we have decided to drop the expansion plan of the fourth unit. On September 1, 2008, Sterlite Energy completed the acquisition of TSPL for a purchase price of Rs. 387 Crore .

Our commercial power generation business also includes the 274 MW of wind power plants commissioned by HZL and the 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009. The establishment of additional wind power plants of 151 MW by HZL increased our wind power generation to 274 MW of which 48 MW and 103 MW has been commissioned during FY 2010-11 and 2012 respectively. The electricity from these wind power plants is being sold to state electricity boards in India.

Ports and Infrastructure Business

Vizag

We incorporated a special purpose vehicle, Vizag General Cargo Berth Private Limited, or VGCB, for the coal berth mechanization project at Vishakhapatnam port.

VGCB is owned by SIIL and Leighton Contractors (India) Limited in the ratio of 74:26. The project is to be carried out on design, build, finance, operate, transfer basis and the concession agreement between Vizag Port Trust and VGCB was signed on June 10, 2010. On October 8, 2010, VGCB was awarded with concession after fulfilling conditions precedents of the concession agreement. The project is expected to be completed in fiscal 2013. , following which commercial operations of the mechanized and modernized coal berth is expected to commence. The expected cost for the project is Rs. 664 Crore. Construction has commenced and completion of the berth is expected to be completed in fiscal 2013.

Paradip Port

We incorporated a special purpose vehicle, Paradip Multi Cargo Berth Private Limited, or PMCB, for setting up a multipurpose berth to handle clean cargo including containers at Paradip port, situated in the Jagatsinghpur district of Orissa, on the east coast of India.

The project is to be carried out on design, build, finance, operate and transfer basis. PMCB is owned by SIIL and Leighton Contractors (India) Limited in the ratio of 74:26. PMCB is in process of signing the concession agreement. The new berth is expected to facilitate the movement of cargo such as aluminium ingots, steel and containers and to have a capacity to handle up to 5 mpta of cargo. Upon receipt of environmental approval by the port authority, Paradip Port Trust, the consortium will enter into an agreement with the Paradip Port Trust, to operate the berth on a build-operate-transfer basis for 30 years commencing on the date of award of concession.

The Management Discussion and Analysis

BUSINESS REVIEW – STRATEGY

With a focus on delivering growth and long term value for our stakeholders, Sterlite has built a diversified portfolio of large-scale, natural resource assets with long life, underpinned by a structural low-cost advantage and proximity to emerging markets.

Greenfield growth and brownfield expansion projects are integral to our value creation and we have demonstrated a successful track record of extending resource life and completing projects at competitive capital costs and timelines. We remain focused on driving operational and cost efficiencies, as we have consistently demonstrated over the years.

Sustainability is integral to our business – we are a significant contributor to the economies and communities where we operate, and we partner with governments to secure our licence to operate in various countries.

Growth

Organic Growth

With strong commodity demand in countries where we operate and leading market shares across most of our businesses in India, we have once again successfully delivered significant organic growth and expanded our assets and resource base across our businesses. We continue to build and operate assets with a low cost base, which ensures we remain competitive through business cycles.

We have already invested Rs 21,731 Crore of our Rs 32,602 Crore capital expenditure (“capex”) programme, and are reaching an inflection point as free cash flow post expansion capital expenditure turns positive. We expect strong free cash flow going forward as our existing organic growth programme nears completion, and projects continue to ramp-up.

During FY 2011-12, we have spent Rs 7,439 Crore in organic growth capex across our businesses, mostly in Aluminium and Power. During the year we delivered record production of refined zinc-lead, silver, copper, aluminium and power.

Significant increases in capacity

•

Record silver production of 242 MT during the year, up 35% driven by the ramp up of the silver-rich Sindesar Khurd Zinc-Lead mine in Rajasthan, India and commissioning of the new 350tpa silver refinery. During the year, we achieved our targeted capacity of 500 MT for silver.

•

The new 100kt Dariba lead smelter in Rajasthan, India was commissioned, resulting in a record production of lead in Q4 of 37kt at Zinc India. Development of the 1mtpa underground Kayar zinc-lead mine has commenced, and commissioning is expected in FY 2013-14.

•	First metal tapping at the 325ktpa BALCO-III Aluminium smelter in Korba is expected in the third quarter of FY 2012-13.

•

The first 300MW unit of the 1,200MW captive power plant at Bharat Aluminium Company (BALCO) will be synchronized shortly. Environmental clearance for the 211mt BALCO coal block has been received, and we expect to obtain the second stage forest clearance and start coal production in FY 2012-13.

•	The second and third units of the 2400MW power plant project at Jharsuguda were commissioned during the year. Three units are now operational, with the fourth unit generating under trial run.

•	The 150MW wind power expansion project was completed at Zinc India, taking our green energy power generation capacity at HZL to 274MW.

Acquisitions

Over the years, Sterlite has supplemented organic growth with selective acquisitions. Our strategy has been to acquire assets that provide significant potential for further growth and value creation. Consistent with this approach, we successfully completed the acquisitions of Zinc International Business.

Successful integration of Zinc International

The Zinc International assets acquired from Anglo American plc in FY 2010-2011 have been successfully integrated. We delivered strong operational performance with a total full year production of 444kt of refined zinc and zinc-lead metal in concentrate (MIC) from the Lisheen mine in Ireland, the Skorpion mine in Namibia and the Black Mountain Mine (BMM) in South Africa. The acquisition also included the Gamsberg deposit in South Africa which is one of the largest undeveloped zinc deposits in the world. With an estimated zinc resource deposits of 186mt, this deposit has the potential to deliver over 400ktpa with a mine life of more than 20 years, and a feasibility study is underway to scope the project.

Long-Term Value

Group Structure

This has been an important year for Sterlite in creating long-term value for shareholders. In line with our stated strategy to unlock value for shareholders. We announced a merger of Sesa Goa and Sterlite, and a consolidation and simplification of the Group. As part of this consolidation, Sesa Goa and Sterlite will merge to form a new company to be called Sesa Sterlite Ltd. Additionally, Vedanta Resources’ stake in Vedanta Aluminium and Cairn India will move to Sesa Sterlite. The new entity, Sesa Sterlite, will be one of the world’s largest diversified natural resources companies, with exposure to base metals, bulk commodities and oil and gas. This consolidation will remove all cross-holdings within the Group, create a more efficient capital structure by better aligning assets and liabilities, enhance visibility of earnings and cash flows, and generate capital, tax and operational synergies. We believe the simplified and more efficient structure will unlock and create significant value for shareholders. The transaction is expected to be completed in CY 2012, and is subject to regulatory and shareholder approvals.

Optimise Returns

We aim to optimise our costs through a culture of continuous improvement and maintain our position as a low cost producer in all our businesses. During the year, we maintained our low cost base across our portfolio.

During FY 2011-12, our exploration activities resulted in the successful addition of reserves and resources at our Zinc business

Key achievements include:

•	1.4 million tons contained metal added, to R&R in Zinc India, prior to depletion of 0.8 million tons, which was around 1.75 times more than we mined during the year.

Sustainability

During the year we rolled out our new Sustainability Framework including sustainability policies, technical and management standards, across the Group companies, with a particular focus on ensuring all new projects are to be carried out as per the standards.

Responsible Stewardship

Within our sustainability framework, responsible stewardship is the foundation pillar that defines how we operate. All the businesses in the Group are required to have management systems in place to achieve our goals. Our major plants have systems certified to ISO 9001, 14001 and OHSAS 18001.

Performance Highlights

Health and Safety

Health and Safety remains a key priority and whilst we work in an inherently risky business, it is with regret that we have to report the loss of 3 employees and 13 contractors during the year. Under the leadership of Group Sustainability Committee we have renewed our management commitment to a structured programme to reduce fatalities by eliminating unsafe conditions through our business. Quarterly results show that we are making progress but more needs to be done. Our Lost Time Injury Frequency Rate (LTIFR) continues to fall – it is down 39%over the last five years but we continue to seek ways to drive this further.

Environment

During the year, HZL added another 103 MW to its existing 171 MW wind power generation capacity, making Sterlite one of the largest wind power producers in India.

Our integrated carbon strategy is beginning to yield results. To date, we have registered five Clean Development Mechanism (CDM) projects, which have enabled us to accrue 233,896 Certified Emission Reductions (CERs) or carbon credits. We also sold 150,783 CERs.

Waste Management

We are committed to minimising the impact of waste from our operations, using water and energy more efficiently and recycling wherever possible. During the year, 1.8 million tones of fly ash was used in cement and brick manufacturing and raishing of ash pond dyke height. Energy efficiency initiatives by subsidiary companies saw significant reductions in energy consumption and good progress was made in reducing water consumption.

Building Strong relationships

We engage with a large number of different stakeholders on a regular basis through our investor relations, human resources, community relations and government relations departments.

Our engagement process uses a three-pronged approach—keeping the stakeholders informed, engaging with them and forging partnerships to address their needs and concerns.

Throughout the year 1,800 stakeholder engagement meetings took place, with community leaders, Non Governmental Organisations (NGOs), governments and government bodies, academic institutions and private hospitals and 97 partnerships are now in place. We have always placed great importance on supporting local communities and the number of villages we cover in India are 546.

Adding and sharing value

How we contribute to the lives of the people we affect, is important to maintaining our social licence to operate over the long term and thus making our business sustainable.

As a significant employer we are committed to the development and well-being of our workforce. Our current employee attrition rate is low and stable at around 6.6% and employees benefited from over 26,375 man days of training, over 16 hours on average per employee.

Our community investment hit Rs 57.58 Crore this year, reaching 1.6 million people and providing support for schools, hospitals, health centers and farmers.

BUSINESS REVIEW – TRENDS IN PRICE MOVEMENTS OF MAJOR COMMODITIES

The Group’s principal commodities, aluminium, copper, zinc and lead are priced with reference to London Metal Exchange (LME) prices. The following section describes the pricing trends of significant commodities in our portfolio for FY 2011-12.

Copper

LME prices decreased from US$9,336 per tonne at the beginning of FY 2011-12 to US$8,480 per tonne at the year end. However, the average LME copper price for FY 2011-12 was US$8,475 per tonne, 4.1% above the average for FY 2010-11. LME prices reached a low point of US$6,785 per tonne in October 2011, and a high point of US$9,827 per tonne in August 2011. The increase in the average price was driven by the demand recovery in developed countries, Chinese imports and supply concerns.

Aluminium

LME prices decreased from US$2,590 per tonne at the beginning of FY 2011-12 to US$2,099 per tonne at the year end. However, the average LME aluminium price for FY 2011-12 was US$2,313 per tonne, 2.5% above the average for FY 2010-11. LME prices reached a low point of US$1,945 per tonne in December 2011, and a high point of US$2,772 per tonne in April 2011. The price strength was maintained mainly due to rising energy prices and tighter aluminium fundamentals.

Zinc and Silver

LME prices decreased from US$2,341 per tonne at the beginning of FY 2011-12 to US$2,003 per tonne at the year end. However, the average LME Zinc prices for FY 2011-12 was US$2,098 per tonne, 4.0% lower than the average for FY 2010-11. LME prices reached a low point of US$1,750 per tonne in October 2011, and a high point of US$2,244 per tonne in May 2011. Supply growth continued to run ahead of demand, leading to weaker prices.

Average silver prices during FY 2011-12 went up from US$23.9 per ounce to US$35.3 per ounce, an increase of 47.7%, largely due to consistent demand for industrial use and robust growth in personal use.

The movement of commodity prices in FY 2011-12 is shown in the table below:

	(in US$ /MT)
	11-12	10-11	% Change
Copper	8,475	8,138	4.1
Aluminium	2,313	2,257	2.5
Zinc	2,098	2,185	(4.0)
Lead	2,269	2,244	1.1
Silver	35.3	23.9	47.7

Exchange Rates

We are exposed to exchange rate transaction risk on foreign currency as most of our businesses in India have income and expenditure in Indian rupees. The rupee: USD exchange rate at the beginning of the year was 44.7 Indian rupees per USD which closed at

51.2 Indian rupees per USD at the year end. The average exchange rate for the year FY 2011-12 was 47.9 Indian rupees per USD, a 5% increase against 45.6 Indian rupees per USD for FY 2010-11.

Business Overview

Fiscal 2012 was a year of mixed fortunes due to the significant change and volatility in the global economy. The Euro-Zone crisis downgrade of sovereign credit ratings of various Euro-zone countries, sluggish growth in many industrialised countries including USA, political unrest on the African continent and the resulting escalation in crude oil prices had all dampened the growth euphoria. Despites these challenges commodity prices generally averaged higher than during FY 2010-2011. Demand for commodities in 2012 will be supported by improving global economic growth particularly in Chinese and emerging markets, which are expected to remain relatively robust. The global developments constrained the Indian growth story, with India’s GDP expected to grow by 6.9% during FY 2011-12. India is expected to maintain its robust economic growth over the long term, due to its domestic market size and demographic advantage.

Revenues for the year were Rs. 40,967 Crore, an increase of 35.4%, driven by higher volumes as several of our growth projects commenced operations and ramped up production, and the successful integration of the Zinc International business acquired in second half of FY 2011. In line with the increased revenues, EBITDA for the year was up 26.3% at Rs. 10,169 Crore.

The cost reduction measures through our improvements in operational efficiencies and higher volumes have softened the impact of higher input prices.

We have delivered excellent progress in executing our project led organic programme. Our focus on continued asset optimisation and reduction of controllable costs remains key to delivering excellent results and long term value.

Performance Copper

Performance of Copper	(in Rs Crore, except as stated)
	FY 2011-12	FY 2010-11	% Change
Production (kt)
Australia—Mined metal content	23	23	—
India—Cathode*	326	304	7.2%
Average LME cash settlement prices (US$ per tonne)	8,475	8,138	4.1%
Unit conversion costs—(US cents per lb)	0.0	4.0	(100.1)%
Exchange Rate(INR per US$)	47.9	45.6	5.0%
Realised TC-RCs (US cents per lb)	14.5	11.9	21.8%
Revenue	21,136	15,655	35.0%
EBITDA	1,498	1,043	43.6%
EBITDA Margin	7.1%	6.0%	—

*	Bi-annual shut down in FY 2010-11

Key Achievements

•	Achieved highest ever Copper recovery of 98.28%

•	Achieved zero costs of production

•	Mechanical completion of first 80MW unit of the captive power plant at Tuticorin

•	Improved EBITDA margin

Strategic Priorities

•	Commissioning of captive power plant

•	Continue to retain and further sharpen cost efficiency

•	Secure approval to implement 400kt smelter project

•	Improve by-product and precious metal realization

•	Continue to drive operational excellence initiatives

Market Overview

Global refined copper production in 2011 was reported as 19.6 mt, an increase of about 3% over the 2010 figure of 19 mt despite uncertain macroeconomic conditions in 2011. Global refined consumption exceeded supply by about 93,000 tonnes. Global mine production growth slowed to 0.6% in 2011, hampered by falling copper grades and labour disputes. Global copper consumption is estimated to increase by about 4% during 2012.

China, with the biggest consumption of copper in the world (with 40% consumption of total copper produced), remains the preferred destination for the exports. In the first half of the year, the spot concentrates market was dominated by the impact of the Japanese tsunami on smelter production, which drove spot treatment and refining charges to high levels and resulted in a mid-year benchmark settlement of U$85 per tonne and 8.5 cents/lb. However, growing rates of mine supply disruption during the second half tightened the market and generated a sharp decline in spot treatment and refining charges. 2012 annual copper concentrate TC-RC settlement were in the range of 15.4 to 16.3 cents/lb against 14.4 cents/lb in 2011.

Similar to the previous year, overall Indian copper consumption grew by 6% in FY 2011-12, constrained by increased imports of finished electrical machinery. We sold 61% of production in the Indian local market and the remaining 39% was exported to China and South East Asia. Growth in the power sector in India, and increased spending on infrastructure including housing, continued to drive the growth of copper consumption. Over the medium- to long-term it is expected to grow at about 7–8% per annum.

Operations

Production of cathodes at our Copper India business was 326 kt in FY2011-12, up 7.2% year on year due to improved operational performance and also reflecting the impact in the previous year of a 22 day bi-annual maintenance shutdown undertaken and of a temporary shutdown due to a High Court order in September 2010.

Mined metal production at our Australian mines was flat at 23kt in FY2011-12.

Benefiting from improved by-product sales of sulphuric acid and improved operational performance, Copper business performed well delivering a reduction in unit conversion cost from 4.0 US cents per lb to a zero cost per lb during FY 2011-12. Sulphuric acid sales were up 14.2% over the previous year. Treatment and refining charges (TC/RCs) received in FY 2011-12 were higher at 14.5 US cents per lb compared with 11.9 US cents per lb in FY 2010-11.

The unit cost of production at our Australian operations, including TC/RCs and freight, in FY 2011-12 was 233 US cents per lb up from 191 US cents per lb in FY 2010-11, mainly due to higher mining costs.

EBITDA for FY 2011-12 was Rs 1,498 Crore , up 44 % over the previous year (FY2010-11: Rs 1,043 Crore). This was primarily due to higher TC/RC realisations, higher volumes and better margins on acid sales.

In reference to the Special Leave Petition filed by the Company in the Honourable Supreme Court, the Company is in the process of progressively complying with all the improvement measures suggested by the Tamilnadu Pollution Control Board . The smelter continues to operate at its rated capacity. The matter is being heard by the Supreme Court.

ASARCO filed a suit in the US Courts against Sterlite for the alleged breach of the Purchase and Sale Agreement signed in May 2008. The Court ruled in February 2012 that ASARCO is entitled to net incidental damages of US$82.75 million after adjustment of US$50 million paid to ASARCO in December 2009.

Projects

160 MW captive power plant

The first 80MW unit of the captive power plant at Tuticorin is mechanically completed and commissioning is expected by Q1 FY 2012-13. The second unit is expected to be commissioned during the second quarter of Q2 FY 2012-13

400 ktpa copper smelter

We have received Ministry of Environment and Forests (MoEF) clearance for the 400ktpa copper smelter expansion project at Tuticorin. A Writ Petition challenging the clearance issued by MoEP MoEF is being heard at Madras High Court. Activities have been put on hold. The copper smelter expansion project is being rescheduled while we await the decision of the court and consent from the State Pollution Control Board

Outlook

Once the power plant at Tuticorin is commissioned, it is expected that the cost of power incurred in smelting and refining will come down substantially and will reduce gross cost of production by 3cents/lb approximately.

Performance – Zinc , Lead and Silver

Performance of Zinc and Lead

	FY 2011-12	FY 2010-11	% Change
Average LME Zinc cash settlement prices (US$ per tonne)	2098	2185	(4)
Average LME Lead cash settlement prices (US$ per tonne)	2269	2244	1
Revenue (Rs Crore)	15,390	10,839	42
EBITDA (Rs Crore)	7,746	6,057	28
EBITA Margin (%)	50	56

Market Overview

Zinc:

Strong demand created by growth from emerging economies more than offset weaker demand from developed economies, leading to global zinc demand growth of 4% in 2011 reaching 12.5 mt. Growth focussed on near term demand is at a similar level of 4-5% on the back of strong demand from emerging economies. It is predicted that shortly the net surplus position may turn into a net deficit position. Closure of several mines at the end of their mine life may significantly impact the supply/demand equation. It is predicted that this could happen in 2014-15.

Zinc India operations, continues to demonstrate healthy growth in zinc consumption largely driven by consumption in galvanizing/construction sector/ infrastructure sector. The near term demand growth focus in India remains at a robust level of 6-7% per annum with the potential to reach much higher levels considering India’s quite low per capita consumption of zinc.

Lead:

Driven by demand essentially arising from emerging economies, global lead consumption in 2011 increased by 4% to around 9.8 mt whereas the total refined lead supply for the calendar year 2011 was 9.9 mt, a modest surplus.

We expect strong growth in lead consumption to continue as demand for automation, power back-up and the other applications are expected to be strong, particularly in the emerging economies. The market is expected to be in balance in 2012.

In 2011-12, the Indian lead consumption registered a growth of 11%, essentially driven by strong growth in automation sector.

Silver:

India is the 4th largest consumption centre for silver. In 2012, the demand for silver globally is expected to increase by 4%, driven by growth in consumption in fabrication, industrial applications, coins and as an investment asset.

It is estimated that demand for silver in India will grow by 3-4% in FY12.

Zinc – Lead – Silver – India

Performance of Zinc-Lead-Silver-India	(in Rs Crore , except as stated)
	FY 2011-12	FY 2010-11	% Change
Production– Zinc (kt)
Mined metal content	739	752	(1.7)%
Refined metal	759	712	6.6%
Production– Lead (kt)
Mined metal content	92	88	4.5%
Refined metal1	99	63	57.1%
Production– silver (MT)2	242	179	35.1%
Average LME zinc cash settlement prices (US$ per tonne)	2,098	2,185	(4.0)%
Average LME lead cash settlement prices (US$ per tonne)	2,269	2,244	1.1%
Average Exchange Rate(INR per US$)	47.9	45.6	5.0%
Unit costs
Zinc (US$ per tonne)	1,010	990	2.0%
Zinc (Other than Royalty) (US$ per tonne)	834	808	3.2%
Revenue	11,132	9,844	13.1%
EBITDA	5,993	5,556	7.9%
EBITA Margin	53.8%	56.4%	—

1.	Including captive consumption 7 kt v/s 6kt in FY 2011-12 v/s FY 2010-11.

2.	Including captive consumption 35 MT v/s 31 MT in FY 2011-12 vs FY 2010-11

Key Achievements

•	Highest ever refined zinc and lead production of 759kt and 99kt, respectively

•	Record silver metal production of 242 MT, up 35% over previous year

•	Maintained lowest quartile cost position

•	FY 2011-12 gross addition of 27mt to Reserves and Resources

•	Commissioned 100ktpa lead smelter at Dariba increasing total refined lead capacity to 185ktpa

•	350 tonne per annum (tpa) silver refinery taking total silver refining capacity to 518 tpa

Strategic Priorities

•	Continue to focus on adding resources

•	Achieving 1mt capacity operations

•	Realizing full potential of SK Mine and silver production capability

•	Rampura Agucha underground mine development

Operations

Refined zinc production for the year was a record 759 kt, an increase of 6.6% over the previous year’s production of 712 kt. The production increase was primarily due to higher utilisation of new-generation smelters in Rajasthan despite the ramp-down of the high cost Vizag smelter in Q4. Refined lead production volume improved by 56% during the year due to volume contribution from the newly commissioned 100 kt Dariba lead smelter.

Silver production also registered record growth of 35% to 242 MT, compared with 179 MT during FY 2010-11. This increase was mainly attributable to higher production from the Sindesar Khurd (SK) mines and a contribution from the new 350tpa silver refinery commissioned during the year.

The unit cost of zinc production during FY 2011-12 increased marginally by 2% to US$1,010 per tonne as against US$990 per tonne incurred in FY 2010-11. This change in cost was primarily due to interplay of several factors—on the positive side, improved efficiency in smelting operations, INR depreciation, improved by-product realization and on the negative side, higher coal prices, lower ore grade during the year and higher mine development expenses as per the mining plan.

EBITDA for FY 2011-12 increased to Rs 5,993 Crore , as compared to Rs 5,556 during FY 2010-11. Increased production volumes and improved operational efficiencies contributed to this increase.

Projects

During the year, we commissioned the Dariba lead smelter and a 350 mt silver refinery, both of which are performing well. Sindesar Khurd mine achieved a 1.8mtpa run-rate towards the end of Q4 FY2012. The progress of underground mine development work at the Rampura Agucha mine and the greenfield Kayar mine is as planned.

Exploration

We continue to meet success in our exploration activities and during the year we added 27.1 million tonnes to our Reserves and Resources (R&R), prior to depletion of 8 million tonnes. With a total R&R of 332.3 million tonnes containing 35 million tonnes of Zinc Lead and 912 million ounces of silver as on 31 March 2012, we continue to maintain our prominent position with over 25 years of remaining mine life.

In line with the Company’s growth vision, we continue to invest our resources in identifying new world-class resources. A total of 94,250m of drilling was completed at various exploration sites in FY 2011-12. During the year, we performed systematic greenfield exploration over 4,500 sq km and applied for new Reconnaissance Permits for around 18,700 sq km.

Outlook

In line with the mine plan, mined metal production in FY 2012-13 is expected to be slightly higher than this financial year. Production in first half of FY 2012-13 is expected to be marginally lower than that last year, but will be more than made up in the second half of FY 2012-13. The SK mine is expected to deliver volumes near its capacity of 2.0 mtpa in FY 2012-13. Total integrated silver production is projected to be around 350 tonnes in FY 2012-13.

Average Cost of Production for FY 2012-13 is expected to be in line with this year however there could be quarterly variations in line with the mine plan.

Zinc- Lead- Silver Zinc International

Key Achievements

•	Integration successfully completed

•	Stable operating performance, higher volume over previous period

•	Mine life extended at all three locations

Performance of Zinc International	(in Rs Crore , except as stated)
	FY 2011-12	FY 2010-11
Production– Zinc (kt)
Mined metal content BMM and Lisheen	215	30
Refined metal	145	50
Production– Lead (kt)
Mined metal content	84	14
Average LME zinc cash settlement prices (US$ per tonne)	2,098	2,185
Average LME lead cash settlement prices (US$ per tonne)	2,269	2,244
Zinc (US$ per tonne) C1 cost (cents/lb):	52.9	50.7
Revenue	4,258	995
EBITDA	1,753	501
EBITDA Margin	41.2%	50.3%

*	Post acquisition period

Strategic Priorities

•	Feasibility of Gamsberg project in South Africa

•	Work on other satellite opportunities at all locations

•	Increase in mine life through extensive exploration program

Operations

The increase in production level is the highlight of the first complete year of operations post the acquisition of these assets during FY 2010-11. Total production of zinc and lead metal–in-concentrate and zinc metal was 444 kt, comprising 299 kt of zinc and lead metal-in-concentrate at Lisheen and BMM and 145 kt of refined zinc at Skorpion. This compared well with last year’s production of 434 kt.

The unit cost of production in FY 2011-12 rose by 4% to 52.9 cents/lb compared with 50.7 cents/lb in FY 2010-11, primarily due to higher energy costs and lower by-product credit.

EBITDA for the FY 2011-12 was Rs 1,753 Crore . Prior year performance is not comparable as the acquisition was completed over the period from December 2010 to February 2011.

Exploration

We have extended the life at all three of our mines during the year. Mine life increased to 2017 at Skorpion with some additional work to be done to convert resources to reserves. Gross addition of more than 2 mt to R&R was made at Black Mountain mine, extending the mine life. Similarly, Lisheen mine life was extended by one year to approximately three years now.

A feasibility study is underway as the first step towards the development of the Gamsberg project. The Gamsberg project contains the largest undeveloped zinc deposit in the world. With an estimated 186 mt deposit, this discovery has the potential to deliver over 400ktpa over a mine life of more than 20 years.

Outlook

In FY 2012-13, production at Zinc–International is expected to be impacted by a fall in grades, which will lead to lower production by about 5-7%. Success in enhancing resource position and ongoing exploration work has significantly enhanced the value of the assets as compared with the data available at the time of acquisition.

Performance – Aluminium

Performance of Aluminium	(in Rs Crore , except as stated)
	FY 2011-12	FY 2010-11	% Change
Production (kt)
Aluminium—Korba	246	255	(3.5)%
Average LME cash settlement prices (US$ per tonne)	2,314	2,257	2.5%
Exchange Rate(INR per US$)	47.9	45.6	5.0%
BALCO COP (US$ per tonne)	1,997	1,784	11.9%
Revenue	3,050	3,024	0.8%
EBITDA	374	616	(39.3)%
EBITDA Margin	12.3%	20.4%

Key Achievements

•	Value added product volume increase of 4% from 229 kt to 238 kt

Strategic Priorities

•	Further improve operating efficiencies to optimise costs, including logistics costs

•	Expedite development of captive coal block

•	Secure captive bauxite mine

•	Enhance prices achieved for value added products, enhancing operating margins

•	Complete ongoing expansion projects

•	Secure additional coal blocks under the new policy expected to be announced soon

Market Overview

Due to a rise in CT Pitch and CP Coke prices globally and additional cost pressures due to the increase in the cost of coal used for CPPs. Almost 50% of global capacity is said to be operating with cash costs higher than current aluminium prices, resulting in the announcement of significant closures by the marginal cost smelters.

The global aluminium industry recorded a 7.8% growth in production and a 9.3% growth in consumption during CY 2011.

In the longer term, the fundamentals of the aluminium industry remain strong, with aluminium demand forecast to grow by almost 6% in the current decade. The robust growth is expected to be driven by emerging economies and a growing perception among end users in developed markets of aluminium’s advantages. The underlying factors that are driving strong demand growth for structural commodities remain unchanged, as continued urbanisation and industrialisation in large, populous nations such as China and India drive demand for aluminium.

India is relatively insulated from the economic fluctuations in mature economies and is projected to become the second largest consumer of aluminium in Asia during CY 2012, with the electrical sector the main driver of demand.

As the largest producer of aluminium in India, we are well positioned to cater to its growing demand for aluminium. In addition to the electrical sector, the automotive and construction sectors are also projected to undergo a healthy growth in demand.

As per forecast, the primary aluminium demand in India is expected to reach 6 million tonnes by 2025, which equates to 4.1kg of per capita aluminium consumption in 2025. When compared to the current per capita aluminium consumption of around 1.5 kg and aluminium demand of 1.8 million tonnes, this underscores the immense potential for demand growth in India.

Operations

Production of aluminium in FY 2011-12 was 246 kt tonnes, in line with the corresponding prior period. Operations at the Korba smelter were stable and it continued to operate at its rated capacity.

The Operating costs at the Korba smelter were higher at $ 1,997 per MT, primarily due to higher coal, carbon and alumina costs.

EBITDA for FY 2011-12 was Rs 374 Crore , 39.3% lower than achieved in FY 2010-11. EBITDA fell due to the low LME prices during the second half of the year and higher costs.

Projects

The first unit of the 1,200MW (4x300MW) captive thermal power plant at Korba, Chhattisgarh is expected to be synchronised in Q1 FY 2012-13.

The 211 mt coal block at the Bharat Aluminium Company (BALCO) received approval from the Environment Appraisal Committee (EAC) in November. We are in the process of obtaining 2nd stage forest clearance. We expect to commence production of coal in FY 2012-13.

The first metal tapping from the 325ktpa aluminium smelter at Korba is scheduled by Q3 FY 2012-13.

Outlook

We expect our existing facilities to operate at close to their rated capacity in the coming year. The resultant increased volumes, combined with the expected higher proportion of value added products and further improvement in operating costs should provide improved returns.

Vedanta Aluminium Limited

Performance of VAL	(in Rs Crore , except as stated)
	FY 2011-12	FY 2010-11	% Change
Production (kt)
Alumina – Lanjigarh	928	707	31.3%
Aluminium—Jharsuguda	430	386	11.4%
Average LME cash settlement prices (US$ per tonne)	2,314	2,257	2.5%
Exchange Rate(INR per US$)	47.9	45.6	5.0%
Unit costs
Jharsuguda COP (US$ per tonne)	2,188	1,940	12.8%
Revenue	5,834	4,953	17.8%
EBITDA	563	717	(21.5)%
EBITDA Margin	9.7%	14.5%

Key Achievements

•	Highest ever Alumina production—up by 31.3% to 928 kt

•	Record Aluminium production of 430 kt

•	Value added product volume increase of 71% from 96 kt to 165 kt

Strategic Priorities

•	Further improve operating efficiencies to optimise costs, including logistics costs

•	Secure captive bauxite mine

•	Enhance prices achieved for value added products, enhancing operating margins

•	Complete ongoing expansion projects

•	Secure additional coal blocks under the new policy expected to be announced soon

Operations

Production of aluminium in FY 2011-12 was 430 kt tonnes, an increase of 11% compared with the corresponding prior period. This increase is primarily attributable to the production from the Jharsuguda 500 ktpa aluminium smelter. Following a serious setback of power outages experienced in June, the Jharsuguda smelter has fully stabilized, with most of its key parameters including power consumption almost reaching normal operating levels. The remaining pots and ongoing operational improvements are expected to further enhance the operating efficiencies.

The Lanjigarh alumina refinery produced 928kt of alumina in FY 2011-12, an increase of 31.3% compared with 707 kt in FY 2010-11.

Total sales of aluminium were 11.4% higher at 430 kt in FY 2011-12. Sales of aluminium in the domestic market increased 16.4% to 259 kt in FY 2011-12. Sales of value added products increased by 71 % compared with last year. The share of value added products was 38% of total sales in FY 2011-12, significantly higher compared with 25 % in FY 2010-11. We continue to focus on increasing our domestic sales, as our sales in the domestic market are higher than our exports.

A full year unit cost of production of US$2,188 per tonne as compared with US$1,940 in FY 2011 is a resultant of a very high operating cost, in H1 due to power outage and subsequent normalization of operating performance resulting in Q4 COP of US$1,930 at VAL.

EBITDA for FY 2011-12 was Rs 563 Crore, 21% lower than achieved in FY 2010-11. EBITDA fell due to the pot outage incident in the Jharsuguda unit during June 2011, low LME prices during the second half of the year and higher costs.

Projects

Further construction at the Lanjigarh Alumina refinery project is on hold while we continue to work on completing the 1.25 mt smelter expansions at Jharsuguda.

Outlook

We expect our existing facilities to operate at close to their rated capacity in the coming year. The resultant increased volumes, combined with the expected higher proportion of value added products and further improvement in operating costs should provide improved returns.

Performance Power

Performance of Power	(in Rs Crore , except as stated)
	FY 2011-12	FY 2010-11	% Change
Power Sales (MU)	7,579	2,680	182.8%
SEL	5,638	856	5.6%
BALCO 270 MW	1,605	1,623	(1.1)%
WPP	336	201	67.2%
Average COP ( Rs / unit )	2.40	1.77	35.6%
Average power realisation ( Rs / unit )	3.39	3.38	0.3%
Revenue	2,572	728	253.3%
EBITDA	686	335	104.8%
EBITDA Margin	26.7%	46.0

*	Including generation under trail run 926 MU in FY 2011-12 vs 646 MU in FY 2010-11

Key Achievements

•	Record sales of 7,579 million units, up 183% from previous year

•	Commissioned two 600 MW units in the independent power plant (IPP) at Jharsuguda and the fourth unit has been synchronized.

•	150MW wind power project commissioned, taking green power generation capacity to 274MW

Strategic Priorities

•	Commission the fourth unit of the 2,400MW project at Jharsuguda by Q1 FY 2012-13

•	Power sales and transmission strategy

•	Coal Sourcing

•	Develop Sterlite Energy Limited ( SEL) captive coal block

•	Complete 1,980 MW project at Talwandi Sabo power project with minimal time/ cost overrun

Market Overview

The Indian power sector has achieved a compound annual growth of 7.6% in its installed capacity since the end of the GoI’s tenth five year plan, to achieve an installed capacity of 190.6 GW at the end of February 2012. Of this, 65.4% represented thermal capacity, while 11.7% was from renewable energy sources. Despite the market growth, power supply has lagged behind demand, with supply falling short of India’s peak energy demand for FY 2011-12 by 12.1%, as anticipated by the Central Electricity Authority (CEA). Per capita consumption of electricity in the country of about 814 kwh in 2011 was only about 24% of the world’s average, highlighting the growth prospects for the future.

Coal deficits and higher costs due to imports has adversely impacted the industry in recent years. However, the Government of India’s efforts to ensure a minimum of 80% of fuel supply to power producers is expected to improve the performance of the power sector.

Operations

Power sales were 7,578 million units during FY 2011-12, compared with 2,680 million units during the corresponding prior period, as the three 600 MW units at the Jharsuguda 2,400 MW power plant came into operation. During Q4, the third 600 MW unit started commercial production and the fourth 600MW unit was synchronised.

Average power sales prices in FY 2011-12 were Rs 3.39 per unit compared with Rs 3.38 per unit in FY 2010-11.

Average power generation costs in FY 2011-12 were Rs 2.40 per unit compared with Rs 1.77 per unit in FY 2010-11.

With the commissioning of the 150 MW of our wind power generation capacity in FY 2011-12, we have now reached a total of 274 MW, making us one of the largest wind power producers in India.

Financial Performance

EBITDA in FY 2011-12 was Rs 686 Crore , higher than the EBITDA of Rs 335 Crore in FY 2010-11. EBITDA rose primarily due to higher volumes partially offset by a marginal fall in power tariffs and higher operating costs, primarily coal.

Projects

Talwandi Sabo IPP

Work at the 1,9800MW power project at Talwandi Sabo is progressing as scheduled. The first unit of the 660MW is expected to be commissioned during Q4 FY 2012-13. In view of the current environment of coal and power tariff, we have decided to drop the expansion plan of the fourth unit.

Jharsuguda IPP

Transmission lines are being set up to enhance existing transmission capacity to meet the requirements for the new units being commissioned and are expected to be completed by Q3 FY 2012-13.

Outlook

We plan to complete the ongoing projects on schedule and to continue our focus on improving coal logistics and expediting coal block development at SEL.

Financial Highlights – Consolidated

	(Rs. in crores)

	1	2	3	4	5	6	7	8	9	10
	2011-12	2010-11	2009-10	2008-09	2007-08	2006-07	2005-06	2004-05	2003-04	2002-03
Income, Profit and Dividend
Gross Turnover	43,116	32,276	25,614	22,774	26872	26193	14272	7965	6315	4889
Total Income	44,342	32,950	26,370	23,298	26,271	25,069	13,461	7,549	5,875	4,528
Profit before Depreciation, Interest and Tax	12,554	10,515	7,734	6,914	9,382	9,983	4,014	1,662	1,259	932
Depreciation and Amortisation	1,830	1,030	750	701	595	804	527	298	279	302
Interest	852	351	342	397	319	379	235	134	144	181
Profit Before Tax	9,872	9,134	6,642	5,816	8,468	8,800	3,252	1,230	836	449
Tax	2,111	1,812	1,233	855	2,103	2,412	1,017	315	208	145
Profit After Tax	7,761	7,322	5,409	4,961	6,365	6,388	2,235	915	628	304
Minority Interest	2,161	1,994	1,724	1,267	1,962	2,002	599	293	175	109
Share in (loss)/profit of associate	(772)	(285)	59	(154)	(4)	(0)	(0)	(2)	—	—
Profit After Tax (Attributable)	4,828	5,043	3,744	3,540	4,399	4,386	1,636	620	453	195

Share Capital and Assets
Share Capital	336	336	168	142	142	112	78	77	58	18
Reserves & Surplus	45,720	41,099	36,844	25,471	22,161	9,870	5,997	4,269	1,647	1,294
Net Worth	46,056	41,435	37,012	25,613	22,303	9,982	6,075	4,346	1,705	1,312
Loan Funds	15,694	11,729	9,260	7,014	5,075	4,610	5,165	5,331	4,740	2,421
Fixed Assets	33,501	27,424	23,350	17,210	12,437	9,718	8,550	7,812	5,276	4,039

Net Current Assets	23,586	24,866	12,580	7,431	5,623	4,196	2,631	1,643	1,377	1,028
Minority Interest	12,199	10,291	8409.56	6813.22	5,623	3625.88	1694.75	1137.92	875.16	950.88

EPS (in Re. per share)	14.36	15.00	46.79	49.96	65.19	78.77	29.55	17.22	60.59	44
No of shares (in crore)	336.12	336.12	84.04	70.85	70.85	55.85	11.17	10.98	7.18	3.59
Book value per share (in Re. per share)	137.02	123.28	440.41	361.51	314.79	178.72	543.67	395.84	237.50	365.30
Debt : Equity ratio	0.21	0.18	0.17	0.18	0.15	0.25	0.40	0.49	0.65	0.52
EBITDA / Total Income %	28%	32%	29%	30%	36%	40%	30%	22%	21%	21%
Net Profit Margin %	18%	23%	21%	22%	24%	24%	16%	11%	10%	6%
RONW (Gross) %	13%	14%	12%	15%	23%	47%	29%	17%	24%	13%
RONW (Attributable) %	10%	12%	10%	14%	20%	44%	27%	14%	27%	15%
ROCE %	16%	16%	22%	28%	41%	51%	21%	14%	12%	6%

Financial Performance

Consolidated Financials

The following table lists the performance of Sterlite as a consolidated entity for the year ended 31 March 2012, compared with the previous year. Further details are given in the balance sheet, profit and loss account and the notes accompanying this annual report.

Consolidated Financial Performance Sterlite, 2011-12 and 2010-11

	Rs. in crore
Particulars	FY 2011-12	FY 2010-11
Revenue from Operations	40,967	30,248
Other Income	3,375	2,702

Total Income	44,342	32,950

Consumption of Raw materials including stock adjustment	18,844	14,370
Employees Cost	1,612	1,132
Power & fuel charges	4,040	2,380
Other expenditure	6,819	4,496

Total Expenditure	31,315	22,378

Profit Before Depreciation, Interest and Tax	13,027	10,572

Depreciation	1,830	1,030
Interest & Finance Charges	852	351
Exceptional expenses/(income)	473	57
Tax expenses	2,111	1,812

Profit After Tax	7,761	7,322

Minority Interest	2,161	1,994
Consolidated share in the Profit/(Loss) of Associate	(772)	(285)

Attributable PAT	4,828	5,043

Earnings Per Share ( Rs / share )	14.4	15.0

Revenue increased from Rs. 30,248 Crore in FY 2010-11 to Rs. 40,967 Crore in FY2011-12, an increase of Rs. 10,719 Crore, or 35.4%. Revenue increased in FY 2011-12 as Zinc India, Zinc International and power businesses had higher volume growth with several of our growth projects commencing operations and ramping up production, the volume growth in power business at Sterlite Energy after the commencement of two units of 600 MW each, significant increase in revenues of silver production in our Zinc India business and the successful integration of the Zinc International business acquired in the second half of FY 2010-11.

Other income increased from Rs 2,702 Crore in FY 2010-11 to Rs 3,375 Crore in FY 2011-12 fiscal 2012, an increase of Rs 673 Crore, or 24.9%. Other income increased in FY 2011-12 mainly due to increase in interest income on bank deposits, gains from mutual fund investments and interest on loans provided consequent to increase in the deployment of funds and higher interest rate environment

The major portion of our raw material costs occurs in the copper business, where copper concentrate is imported. Our fully owned copper mines (Mt. Lyell in Tasmania, Australia) supply only 8% of our concentrate requirement and the balance is sourced from other mines through a mix of long term contracts and spot purchases. The price of copper concentrate is linked to prevailing LME prices of refined copper. Average LME prices for copper increased by 4% between Fy 2010-11 and 2012. We also import rock phosphate for conversion into phosphoric acid. Raw materials at Fujairah included copper cathodes purchased at LME prices. The total value of raw material consumed was Rs. 18,844 Crore in 2011-12, representing a 31.1% increase over the previous year.

Personnel expenses increased by 42.5% to Rs.1,612 Crore in FY 2011-12, mainly on account expenditure from the manpower expenses from Zinc International business acquired in the second half of FY 2010-11 and manpower for the SEL power business.

Other expenses, comprising of power and fuel, stores and spares, repairs, administration, selling and distribution etc. increased to Rs. 10,859 Crore as compared to Rs. 6,876 Crore in the previous fiscal year. The rise was mainly on account of increase in royalty, fuel, coal and expenses from Zinc International business acquired in the second half of FY 2010-11 and expenditure at the SEL power business other basic inputs. The other expenses also includes foreign exchange losses on account of rupee depreciation to the extent of Rs. 305 Crore.

Depreciation increased by Rs.800 Crore to Rs.1,830 Crore for 2011-12 as compared to Rs. 1,030 Crore in the previous year. The depreciation was higher due to capitalization of Dariba lead smelter, wind power project and three units of 600 MW at Jharsuguda and depreciation on the assets of the Zinc international business, which were acquired in Q3 and Q4 FY 2011.

Finance costs increased to Rs 852 Core for FY 11-12, as compared to Rs 351 Crore in the previous year. The increase in finance costs was primarily due to foreign exchange loss on account of rupee depreciation during FY 2011-12 and interest costs charged to profit and loss account due to capitalization of the power plants at SEL, Jharsuguda.

Exceptional items includes Rs 423 Crore ( being the $ 82.75 million ) recognised during the year and represents incidental damages payable to ASARCO pursuant to the order of the US District Court dated February 27, 2012 in respect of suit filed by ASARCO in the US Courts against the Company and Sterlite (USA) for the alleged breach of the Purchase and Sale Agreement signed in May 2008. The exceptional items also include Rs 50 Crore incurred under the voluntary retirement scheme at HZL and BALCO.

Tax expense increased from Rs. 1,812 Crore in FY 2010-11 to Rs. 2,111 Crore in FY 2011-12. Our effective income tax rate, calculated as tax expense divided by our profit before taxes was 19.8% in Fy 2010-11 and 21.3% in Fy 2011-12. The effective tax rate was higher in fiscal FY 2011-12 primarily due to non-availability of tax exemption for the export oriented units in fiscal 2012 as compared to FY 2010-11 offset by higher tax free dividend and investment income.

Profit after tax increased to Rs. 7,761 Crore in 2011-12 as against Rs. 7,322 Crore in the previous year.

The earnings per share after exceptional items was Rs 14.4 per share for the FY 2011-12 as against Rs 15.0 per share for the previous year

Capital structure

Total shareholders funds as on March 31, 2012 aggregated Rs. 46,056 Crore, of which equity capital was Rs. 336 Crore comprising 336,12,07,534 shares of Re. 1 each.

Reserves and surplus

As on March 31, 2012, reserves and surplus of the Company aggregated Rs. 45,720 Crore. Free reserves accounted for 58% of the reserves and surplus, and share premium constituted the balance. Reserves and surplus during the year have increased by Rs. 4,621 Crore, registering a growth of 11%.

Short Term and Long Term Borrowings

The Company’s debt as on March 31, 2012, was Rs 15,694 Crore as compared to Rs 11,729 Crore as at March 31, 2011. Borrowings increased due to the fund requirements for funding expansion projects at BALCO, SEL and TSPL.

Net Fixed Assets

The net fixed assets as on March 31, 2012, was Rs 21,409 Crore, as compared to Rs 17,506 Crore as at March 31, 2011. The increase was primarily due to capitalization of Lead smelter at Dariba, SK Mines assets and Wind power projects of 103 MW. Net Fixed assets also increased due to capitalisation of two 600 MW power plants at Jharsuguda.

The capital work in progress as on March 31, 2012 was Rs 12,092 Crore as compared to Rs 9,919 Crore as at March 31, 2011. The increase was due to investments in expansion projects at BALCO, SEL and TSPL.

Balance sheet and Cash flow

We continue to have a strong balance sheet with capital employed of Rs 58,255 Crore and net cash of Rs 7,709 Crore. Net cash comprised of cash and liquid investments of Rs 23,403 Crore offset by a debt of Rs. 15,694 Crore as on March 31, 2012.

Anticipated future cash flows and undrawn committed facilities, together with cash and liquid investments of Rs 23,403 Crore as at March 31, 2012, are expected to be sufficient to meet the ongoing capital investment programme and liquidity requirements of the Group in the near future. The company continued to maintain its AA+ rating from Crisil. The Company generally maintains a healthy net debt-equity ratio and retains flexibility to raise funds as and when required. Even though FY 2011-12 witnessed a rise in debt of Rs 3,965 Crore to fund the expansion projects, our balance sheet remained strong with net gearing of 26.9%.

As at March 31, 2012, we had a multiple of 11.9x EBITDA/gross interest expenses and 3.7x net asset/debt, which reflects a robust and strong balance sheet.

Finance Strategy

The Company’s capital management objectives are to safeguard continuity, maintain a strong credit rating and healthy capital ratios in order to support its business and provide adequate return to shareholders through continuing growth.

The Company sets the amount of capital required on the basis of annual business and long term operating plans which include capital and other strategic investments. The funding requirement is met through a mixture of equity, internal accruals, convertible bonds and other long-term and short-term borrowings.

The Company monitors capital using a gearing ratio, (the ratio of debt as a percentage of total capital) which at March 31, 2012 was 26.9%.

Our investments are consistent with our policy of investing in funds and banks with a low credit risk and high credit ratings. Investment portfolios of our Indian subsidiaries have been independently reviewed by the rating agency CRISIL as “Very Good”.

We believe our strengthening presence across diverse businesses should further strengthen our credit profile and we are working towards improving our ratings to investment grade.

In an effort to further strengthen the balance sheet, we continue to focus on higher EBITDA-free cash flow conversion by prioritising cost control and reviewing the capital expenditure programme.

We have also announced a new simplified corporate structure, which once approved by stake holders and regulatory authorities, should yield significant benefits through a more efficient capital structure, increased flexibility to allocate capital, broader access to markets and enhanced visibility of earnings and cash flow.

The conversion of EBITDA to free cash was at the rate of 82.6% in FY 2011-12 as compared to 72.7% in FY 2010-11.

Cash flow

The cash flow summary for the year is given in Table 5:

Net cash from/(used in)	Rs. in Crore
	2011-12	2010-11
Operating Activities	8,400	5,851
Investing Activities	(9,522)	(7,492)
Financing Activities	662	1,604

Cash flows generated from operations have been utilised towards payment of dividend and taxes and partly for expansion activities etc. We have used cash in the investing activities primarily towards purchases of fixed assets and loan to associate company. Net cash of Rs. 662 Crore provided by financing activities was mainly on account of drawal of long term loans for projects. We remain focused on maintaining a strong balance sheet to fund our future growth.

Internal Control Systems and their adequacy

Sterlite is committed to maintaining high standards of internal control and risk management to provide the appropriate assurances to all stakeholders. The Company believes it has a proper and adequate system of internal controls commensurate with its size and business operations at its plants and at the corporate headquarters.

The strength of a business’s internal control environment also forms a component of senior managers’ performance appraisals. During the year 2009-10, the Company has implemented effective internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by COSO.

We have appointed an internationally reputed chartered accountants’ firm to conduct the internal audit of the Company at all its locations. The scope and direction of the annual audit programme is guided by the Group’s Management Assurance Services (MAS), which, in turn, operates under the overall guidance of Sterlite’s Audit Committee.

The objective of the internal audit process is not only to review internal control and transactions but also to identify systemic risks, based on the risk profile analysis conducted by the MAS and the auditors. Internal auditors regularly visit our operations at its various locations to ensure that transactional and process issues are addressed while conducting audit. Every quarter, the Audit Committee is briefed about the internal control findings, along with the remedial actions that have been suggested or have been already implemented.

RISKS AND UNCERTAINTIES

Risks and Risk Management Practices

The management of risk is critical to the success of the Sterlite Group. The Group is exposed to a variety of risks which are inherent in an international mining and resources business.

Such risks are the result of both the business environment within which we operate and other factors over which we have little or no control. These risks can be categorised as operational, financial, environmental, health and safety, political, market-related and strategic risks. We have well documented and practised risk management policies that act as an effective tool in minimising the various risks that our businesses are exposed to during the course of their day-to-day operations as well as in their strategic actions.

Understanding our risk and developing an adequate risk management system is critical, to allow us to pursue growth opportunities, increase shareholder value and also manage a variety of risks which could have financial, operational or reputational impact. We are committed to a robust system of risk identification, backed by a robust risk management framework.

Our risk management framework acts as an effective tool in mitigating the various risks which our businesses are exposed to in the course of their operations as well as in their strategic actions. We have a continuous process to identify, analyse, evaluate and respond to possible future events or risks that might impact the achievement of objectives.

A consistently applied methodology using the Turnbull matrix is used to identify risk at the individual company level covering operations and projects. Risks are identified through a formal risk management programme with the active involvement of business managers and senior management personnel at both the subsidiary level as well as at the corporate level. Each significant risk has an ‘owner’ within the Group at a senior level, and the impact to the Group if a risk materialises, and its likelihood of occurrence, is regularly reviewed. A risk register and matrix is maintained, which is regularly updated in consultation with business managers. The risk management process is coordinated by our management assurance function and is regularly reviewed by our Audit Committee. Key business decisions are discussed at the monthly meetings of the Executive Committee and senior managers address risk management issues when presenting initiatives to the Executive Committee. The overall internal control environment and risk management programme is reviewed by our Audit Committee on behalf of the Board.

We have a strong internal control culture throughout the Group. Regular management assurance visits to our operations and holding companies are undertaken to ensure that the Group’s high standards of internal control are maintained. The strength of a business’s internal control environment forms a component of senior managers’ performance appraisals. The audit process and audit plan cover the key risks identified through the ‘risk management programme’ and the existence and effectiveness of control measures against each risks are verified. Control measures stated in the risk matrix are also verified by the business managers. Further details on the Group’s internal control environment are provided in the annual Corporate Governance Report.

During the year, the Group risk matrix has been updated through a comprehensive and holistic exercise carried out at each operating subsidiary level and at corporate level. The updated risk matrix and risk registers were then reviewed in the light of changes in nature and extent of risks, controls and actions required.

Principal risk

Commodity Prices may be volatile, which may have a material adverse effect on the Group’s revenue and operating results.

Our principal commodities are copper, zinc, aluminium and lead and priced with reference to LME prices. Commodity prices and demand are cyclical and strongly influenced by world economic conditions. Commodity price volatility can result in material and adverse movements in the Group’s revenue and operating results and a sustained drop would have a material adverse effect on its businesses, operating results, financial conditions and/or prospects. LME prices are influenced by global demand and supply for these metals which in turn is influenced by global economic scenarios, regional growth, infrastructure spending by governments and by hedge fund activities.

The Group’s normal policy is to sell its products at prevailing market prices and not to enter into price hedging arrangements other than for businesses which are not fully integrated where back to back hedging is used to mitigate pricing risks. The objective of risk management is to attempt to use hedging to balance out the price fluctuations on the input and output side so as to pass through the change in input cost to customers to make the margins immune to the fluctuations in prices of the input and output.

Hedging activity in commodities is undertaken on a strategic basis to a limited degree and is subject to both strict limits laid down by our Board and strictly defined internal controls and monitoring mechanisms. Decisions relating to hedging of commodities are taken at the corporate level and with clearly laid down guidelines for their implementation by the subsidiaries.

Our custom smelting operations of copper at Tuticorin enjoy a natural hedge except to the extent of a possible mismatch in quotational periods between the purchase of copper concentrate and the sale of finished copper. The Group’s policy on custom smelting is to generate its margins mainly from TC-RCs, premiums and sale of by-products. Hence quotational period mismatches are actively managed to ensure that the gains or losses are minimised. TC-RCs are a major source of income for the copper smelting operations in India and therefore are susceptible to fluctuations which are influenced by factors such as demand and supply conditions prevailing in the market for mine output. The copper smelting business actively reviews its procurement strategy to strike a judicious balance between copper concentrate procured at spot TC-RCs and those which are sourced at long-term contractual TC-RCs.

Regulatory, economic, social and political uncertainty in any of the countries and jurisdictions in which the Group operates including changes to fiscal regimes or other regulatory regimes

Our key mining and smelting operations are located in India, Ireland, Nambia, South Africa and Australia and our holding and investment companies are located in jurisdictions including the United Kingdom, Mauritius, Netherlands.

The political, legal, fiscal and other regulatory regimes in these countries may result in higher operating cost or restrictions such as the imposition or increase in royalties, mining rights, taxation rates, legislation pertaining to repatriation of money and so on. Changes to government policies such as changes in royalty rates, reduction in import tariffs in India, reduction in assistance given by Government of India for exports and the reduction or curtailment of income tax benefits available to some of our operations in India, Australia, UAE, Namibia, South Africa and Ireland are some of the examples of risks under this category.

The majority of our Group revenues and profits are derived from commodities sold to customers in India. Any downturn in overall health of the Indian economy, any political or regional instability may impact revenue margins arising out of import tariffs prevailing in India. We may also be affected by the political acts of governments in these countries over which we have no control.

We perform thorough risk assessment on a country by country basis to review the risks and to ensure that risks have been properly identified and managed.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect our future results and financial condition

The increased demand for our products and increased production rates from our operations in recent years has resulted in existing reserves being depleted at an accelerated rate.

Actual reserves, resources or mineral potential may not conform to the geological, metallurgical or other expectations and the volume and grade of ore recovered may be below the estimated levels. As our revenues and profits are related to minerals and resource operations, our results and financial condition are directly related to our ability to replace existing reserves and the success of our exploration.

A failure in our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our results, financial condition and prospects. There are numerous uncertainties inherent in estimating ore reserves, and geological, technical and economic assumptions that are valid at the time of estimation may change significantly when new information becomes available. The uncertain global financial outlook may affect economic assumptions related to reserve recovery and require reserve restatements which could negatively affect our results and prospects.

Currency fluctuations may negatively affect our financial results

Our assets, earnings and cash flows are influenced by a variety of currencies due to the diversity of the countries in which we operate. Fluctuations in the exchange rates of those currencies may have a significant impact on our financial results.

Although the majority of the Group’s revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of its expenses are incurred and paid in local currency such as the Indian Rupee and, to a lesser extent, the Australian Dollar, the South African Rand, and the EURO. The exchange rates between the various currencies in which we incur expenses have changed substantially in recent years and may fluctuate substantially in the future.

Our Group borrowings are predominantly denominated in US dollars while a large percentage of cash and liquid investments are held in other currencies, mainly in the Indian Rupee. Some financial assets and liabilities are not held in the local Currency of the respective subsidiary.

For the financial year 2011-12 there was volatility in the Indian currency vis a vis the US Dollars and the Indian Rupee depreciated significantly, which increased our mark-to-market losses on US dollar loans. Our attributable profit is also impacted significantly where our companies which have higher attributable shares.

The Group seeks to mitigate the impact of short-term movements in currency on its businesses by hedging its short-term exposures progressively based on their maturity. However, large or prolonged movements in exchange rates may have a material adverse effect on the Group’s businesses, operating results, financial condition and/or prospects.

Health, safety, environmental risks and related regulations may adversely affect our operations and reputation or licence to operate

We are engaged in mining activity and power generation which operations are subject to extensive health, safety and environmental (HSE) regulations and legislations. As regulatory standards and expectations are constantly developing, we may be exposed to increased litigation, compliance costs and unforeseen environmental rehabilitation expenses.

Potential health, safety, environmental and community events that may have a material adverse impact on our operations include rock fall incidents in underground mining operations, explosions or gas leaks, uncontrolled tailings breaches, escape of polluting substances, human rights breaches and community protests or civil unrest.

Longer-term health impacts may arise due to unanticipated workplace exposures or historical exposures to employees or site contractors. These effects may create future financial compensation obligations. We may continue to be exposed to increased operational costs due to the costs and lost time associated with infectious diseases.

We have a structured programme of proactive engagement with our stake-holders on sustainability related matters.

Operational Risks failure to meet production and costs targets

Our operations are subject to conditions and events beyond our control that could, among other matters, increase our mining, transportation or production costs, disrupt or halt operations at our mines, smelters and power plants and production facilities for varying lengths of time or even permanently. These conditions and events include disruptions in mining and production due to equipment failures, unexpected maintenance problems and other interruptions, non-availability of raw materials of appropriate quantity and quality for our energy requirements, disruptions to or increased cost of transport services or strikes and industrial actions or disputes. While many of these risks are beyond our control, we have adequate and competent experience in these areas and have consistently demonstrated our ability to manage these problems proactively.

It is our policy to realise market prices for our commodities and the profitability of our operations is dependent upon our ability to produce metals at a low cost which in turn is a factor of our commercial and operational efficiencies and productivity. The prices of many of our input materials are influenced by a variety of factors including demand and supply as well as inflation.

An increase in the cost of such input materials would adversely impact our competitiveness

If the Group’s planned expansions and new projects are delayed, this could have a material adverse effect on the Group’s businesses, operating results, financial condition and/or prospects.

The Group has a number of significant expansion plans for its existing operations and planned greenfield projects, which involve significant capital expenditure. The timing, implementation and cost of these expansion projects are subject to a number of risks, including the failure to obtain necessary licenses, permits, consents and approvals, or funding for the projects. Any failure to obtain the requisite regulatory approvals may delay or prevent the Group from commencing commercial operations at certain of these projects

For instance, VAL, the associate of the company does not currently have all of the required environmental approvals for the proposed expansion at the alumina refinery at Lanjigarh and related mining operations in Niyamgiri Hills in the State of Orissa These are subject to the outcome of certain legal proceedings pending before the Supreme Court of India. In order to satisfy our bauxite requirements, we are in communications with the Orissa Government and other sources regarding the allocation of new mining leases. Sourcing of bauxite from mines in neighbouring states is also being pursued.

Any delay in completing planned expansions, revocation of existing clearances, failure to obtain or renew regulatory approvals, non-compliance with applicable regulations or conditions stipulated in the approvals obtained, suspension of current projects or cost overruns or operational difficulties once the projects are commissioned may have a material adverse effect on the Group’s businesses, operating results, financial condition and/or prospects. Any delay in completing planned expansions could have a material adverse effect on Sterlite’ s credit rating, which may increase its borrowing costs.

The Company is also trying to develop relationships with private coal mines as well as actively working with the Government of India on how coal stock movement bottlenecks can be eliminated at State mines.

Financial risks and Sensitivities

Within the areas of financial risk, the Company has approved policies which embrace liquidity, currency, interest rate, counterparty and commodity risks, which are strictly monitored at the meeting of the Board of Directors.

Our core philosophy in treasury management revolves around three main pillars, namely: (a) capital protection; (b) liquidity maintenance; and (c) yield maximisation.

Treasury policies are approved by the Board and adherence to these policies is strictly monitored at our Group’s Executive Committee meetings. Day-to-day treasury operations of our Group subsidiaries are managed by the respective subsidiary finance teams within the framework of the overall Group treasury policies. Long-term fund raising including strategic treasury initiatives are handled by a central team while short-term funding for routine working capital requirements is delegated to subsidiary companies. Each of our subsidiaries has a strong internal control system including segregation of front office and back office functions with a separate reporting structure. We have a strong system of internal control which enables effective monitoring of adherence to Group policies. The internal control measures are effectively supplemented by regular management assurance audits.

We do not purchase or issue derivative financial instruments for trading or speculative purposes and neither do we enter into complex derivative transactions to manage our treasury and commodity risks. Derivative transactions in both treasury and commodities are normally in the form of forward contracts and interest rate swaps and currency swaps, which are subject to strict guidelines and policies.

The conservative financial policies have enabled us to minimise, where possible, the negative impact of the recent global recession.

Liquidity Risks in terms of being able to fund operations and growth

We require funds both for short-term operational needs as well as for long-term investment programmes mainly in growth projects.

If the Group is unable to obtain sufficient credit due to capital market conditions, it may not be able to raise sufficient funds to develop new projects, fund acquisitions or meet its ongoing financing needs. As a result, revenues, operating results, cash flows or financial position may be adversely affected.

The Group generates sufficient cash flows from the current operations which together with the available cash and cash equivalents and liquid financial asset investments provide liquidity both in the short term as well as in the long term. Anticipated future cash flows and undrawn committed facilities , together with cash and liquid investments of Rs 23,403 Crore as at March 31, 2012, are expected to be sufficient to meet the ongoing capital investment programme and liquidity requirement of the Group in the near future.

The Group has a strong balance sheet that gives sufficient headroom to raise further debt should the need arise. The Company current ratings from Crisil is AA+ ( 2011 – AA+). These ratings support the necessary financial leverage and access to debt or equity markets at competitive terms. The Group generally maintains a healthy net debt-equity ratio and retains flexibility in the financing structure to alter the ratio when the need arises.

Counterparty Risks

We are exposed to counterparty credit risks on our investments and receivables.

We have clearly defined policies to mitigate these risks. Cash and liquid investments are held primarily in debt mutual funds and banks with high credit ratings. Emphasis is given to the security of investments. Limits are defined for exposure to individual counterparties in the case of mutual fund houses and banks. Most of the surplus cash is invested in banks and mutual funds in India where there is a well developed financial market. We also review the underlying investment portfolio of mutual fund houses to ensure that indirect exposures or latent exposures are minimised. The investment portfolio is monthly being reviewed by external agency i.e. CRISIL (subsidiary of Standard & Poor).

A large majority of receivables due from third parties are secured either as advance receipt of money or by use of trade financial instruments such as letters of credit. Moreover, given the diverse nature of our businesses, trade receivables are spread over a number of customers with no significant concentration of credit risk. Our history of the collection of trade receivables shows a negligible provision for bad and doubtful debts. Therefore we do not expect any material risk on account of non-performance by any of the counterparties.

The Group depends on the experience and management skill of certain of its key employees.

The Group’s efforts to continue its growth will place significant demands on its management and other resources and the Group will be required to continue to improve operational, financial and other internal controls, both in and outside India across all locations. The Group’s ability to maintain and grow its existing businesses and integrate new businesses will depend on its ability to maintain the necessary management resources and on its ability to attract, train and retain personnel with the skills that enable it to keep pace with growing demands and evolving industry standards.

The Group is, in particular, dependent to a large degree on the continued service and performance of the executive management team of Sterlite and other key team members in the Group’s business units. These key personnel possess technical and business capabilities that are difficult to replace. The loss or diminution in the services of Sterlite’s executive management or other key team members, or its failure otherwise to maintain the necessary management and other resources to maintain and grow its businesses, could have a material adverse effect on its businesses, operating results, financial condition and/or prospects.

Internal Controls

We have effective and adequate internal audit and control systems, commensurate with the size of our business. Regular internal audit visits to the operations are undertaken to ensure high standards of internal control measures are maintained at each level. These consist of comprehensive internal and statutory audits which are conducted by audit firms of international repute. Independence of the audit and compliance function is ensured by direct reporting to the Audit Committee of the Board. Details on the composition and functions of the Audit Committee can be found in the chapter on Corporate Governance of the Annual Report.

Critical accounting judgements and estimation uncertainty

In the course of applying accounting policies outlined in the Notes to the Consolidated Financial Statements, management necessarily makes estimations and assumptions that can have impact on the financial statements.

Taxation

Changes to tax legislation and regulation or their interpretation may adversely affect the value of an investment in securities and may affect Shareholders differently.

Unforeseeable Risks

There are likely to be risks that the Directors and the Company and its advisors are unaware of or do not fully appreciate at any point in time. Over time or with the benefit of hindsight these sometimes become apparent. Such risks may be related to legislation, regulation, business conditions, land access, conflicts and disputes at a local or international level, data issues and a variety of other unforeseen eventualities.

Outlook

The medium to long term outlook in the metal sector remains positive. With the robust demand from emerging economies, we believe that the drivers for growth will continue in spite of uncertainties in the European economies. With our strategic acquisitions, sustained volume growth across our operations and expansionary growth pipeline nearing completion, we are confident of delivering excellent performance and value

Cautionary statement

In this Annual Report we have disclosed forward-looking information to enable investors to comprehend our prospects and take informed investment decisions. This report and other statements – written and oral – that we periodically make contain forward looking statements that set out anticipated results based on the management’s plans and assumptions. We have tried wherever possible to identify such statements by using words such as “anticipate’, “estimate’, “expects’, “projects’, “intends’, “plans’, “believes’, and words of similar substance in connection with any discussion of future performance. We cannot guarantee that these forward looking statements will be realised, although we believe we have been prudent in assumptions. The achievement of results is subject to risks, uncertainties and even inaccurate assumptions. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Readers should bear this in mind. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise

Board of Directors

Anil Agarwal, Chairman

Anil Agarwal, founder of the Sterlite / Vedanta Group is our Non-Executive Chairman and was appointed to our board of directors in 1978. Mr. Agarwal is also the executive chairman of Vedanta.

Mr. Agarwal has over 36 years of experience as an industrialist and has been instrumental in our growth and development since our inception. Mr.Agarwal provides the strategy for the Company and has been the guiding force since inception.

Navin Agarwal, Vice Chairman

Navin Agarwal is our Executive Vice-Chairman and was appointed to our board of directors in August 2003. Mr.Navin Agarwal is based in Mumbai, India. His responsibilities as Executive Vice-Chairman include executing our business strategy and managing the overall performance and growth of our organization.

Mr. Agarwal has over 26 years of experience in general management and commercial matters. Mr. Agarwal has completed the Owner/President Management Program at Harvard University and has a Bachelor of Commerce from Sydenham College, Mumbai, India. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal and the brother of Mr. Anil Agarwal. In addition to his role as Executive Chairman, Mr.Agarwal is Chairman and Director in the following Companies:

•	Chairman of BALCO, Cairn India Ltd., and Konkola Copper Mines Plc

•	Deputy Executive Chairman of Vedatna Resources

•	Director in HZL, Vedanta Aluminium Ltd., Sterlite Iron & Steel Company Ltd., Hare Krishna Packaging Private Ltd., Vedanta Resources Hodlings Ltd., and Vedanta Recources Investment Ltd.,

Gautam Bhailal Doshi

Independent Director

Gautam Bhailal Doshi is our Non-Executive & Independent Director and was appointed to our board of directors in December 2001 and is the Chairman of our Audit Committee. Mr. Doshi is a chartered accountant. Since August 2005, he has been the Group Managing Director of the Reliance ADA Group Ltd. Prior to that, he was a partner of RSM & Co. in India from September 1997 to July 2005.

Mr. Doshi has more than 28 years of experience in the areas of audit, finance and accounting. Mr. Doshi has a Bachelor of Commerce from the University of Mumbai and a Master of Commerce from the University of Mumbai and is a Fellow Member of the Institute of Chartered Accountants of India.

Mr. Doshi is also a director in the following companies :

•	Reliance Communications Infrastructure Ltd.

•	Reliance Media Works Ltd.

•	Reliance Anil Dhirubhai Ambani Group Ltd.

•	Reliance Big TV Ltd.

•	Reliance Telecom Ltd.

•	Piramal Life Sciences Ltd.

•	Reliance Broadcast Network Ltd.

•

Sonata Investments Ltd., Digital Bridge Foundation (formed under Section 25 of Companies Act, 1956, Reliance Home Finance Private Ltd., Telecom Infrastructure Finance Private Ltd. and Connect Infotain Private Ltd.

Sandeep H. Junnarkar

Independent Director

Sandeep H. Junnarkar is our Non-Executive & Independent Director and was appointed to our board of directors in June 2001. Mr. Junnarkar is a solicitor and a partner of Messrs Junnarkar & Associates. Prior to that, he was a partner at Messrs Kanga & Co. from 1981 until 2002.

Mr. Junnarkar specializes in banking and corporate law and regularly advises on all aspects of exchange control under the Foreign Exchange Management Act, 1999, and the Securities Contracts (Regulation) Act, 1956. Mr. Junnarkar has a Bachelor of Law from the University of Mumbai and is a member of the Bombay Incorporated Law Society. Mr. Junnarkar is also a director in the following companies:

•	Everest Industries Ltd.,

•	Excel Crop Care Ltd.,

•	IL&FS Infrastructure Development Corporation Ltd.,

•	Jai Corp. Ltd.,

•	Jai Realty Ventures Ltd., Reliance Industrial Infrastructure Ltd.,

•	Reliance Industrial Investments & Holdings Ltd.,

•	Reliance Ports and Terminals Ltd.,

•	Sunshield Chemicals Ltd.

Berjis Minoo Desai

Independent Director

Berjis Minoo Desai is our Non-Executive & Independent Director and was appointed to our board of directors in January 2003. Mr. Desai is a solicitor and Managing Partner of Messrs J. Sagar Associates since April 2003 specializing in mergers and acquisitions, securities, financial and international business laws and international commercial arbitration. Mr. Desai is a Bachelor of Arts and a Bachelor of Law from the University of Mumbai and a Master of Law from the University of Cambridge, UK. Mr. Desai is also a director of several companies including:

•	The Great Eastern Shipping Company Ltd.,

•	NOCIL Ltd.

•	Praj Industries Ltd.

•	Emcure Pharmaceuticals Ltd.

•	Greatship (India) Ltd.

•	Edelweiss Financial Services Ltd.

•	Adani Power Ltd., DCW Ltd.

•	Centrum Fiscal Private Ltd.

•	Capricorn Studfarm Private Ltd.

•	Capricorn Agrifarms & Developers Private Ltd.

•	Equine Bloodstock Private Ltd.

•	Sabre Partners India Advisors Pvt Ltd.

•	Eden Realtors Private Ltd.

•	Deepak Nitrate Ltd.

•	Himatsingka Seide Ltd.

•	JSA Law Ltd., JSA Lex Holdings Ltd. and Divatex Home Fashions Inc.

A.R. Narayanaswamy

Independent Director

A.R. Narayanaswamy is our non-executive Independent director and was appointed to our board of directors in July 2011. He has over 36 years of experience as Chartered Accountant.

Mr. Narayanaswamy is a Bachelor of Commerce from the University of Mumbai and member of the Institute of Chartered Accountants of India. He consults for companies in accounting, financial management and information technology areas across several industry verticals.

Mr. Narayanaswamy is also a director of:

•	Hindustan Zinc Ltd.

•	Sterlite Technoliges Ltd.

•	IBIS Softec Solutions Private Ltd., IBIS Logistics Private Ltd. and IBIS Systems and Solutions Private Ltd.

Din Dayal Jalan

Whole Time Director

Din Dayal Jalan is our Whole Time Director & CFO. Mr. Jalan joined our company as the president of our Australian operations and was responsible for the business and operations of CMT and TCM from January 2001 to February 2002 before becoming our CFO (metals) of our company. He was appointed as our CFO in March 2003 till June 2009 and re-appointed as CFO wef March 31, 2011.Mr. Jalan has been the Chief Financial Officer of Vedanta since October 2005.

Mr. Jalan has over 33 years of experience working in various companies in the engineering, mining and non-ferrous metals industries. Mr. Jalan received a Bachelor of Commerce and is a member of the Institute of Chartered Accountants of India.

Mr. Jalan is also a director in the following companies:

•	Vedanta Resources Finance Ltd.

•	Vedanta Resources Cyprus Ltd.

•	Vedanta Resources Jersey Ltd.

•	Vedanta Resources Jersey II Ltd.

•	Vedanta Investment Jersey Ltd.

•	Sesa Resources Ltd.

•	Sesa Mining Corporation Ltd.

•

Copper Mines of Tasmania (CMT), Thalanga Copper Mines (TCM), Sterlite Ports Ltd. Sterlite Infraventures Ltd. Paradip Multi Cargo Berth Private Ltd. Vizag General Cargo Berth Private Ltd. Twinstar Energy Holdings Ltd. Twinstar Mauritius Holdings Ltd. THL Zinc Ventures Ltd. THL Zinc Ltd. and Pecvest 17(Proprietary) Limited., South Africa

Sustainability

Our Approach

As a responsible parent company, we have always been process oriented, underpinning our rigour with a spirit of entrepreneurship. We see sustainable development as a core requirement to strategically improve the value of our business—both by managing risk and improving our operating standards. Our approach to sustainability mirrors our prevailing business ethos of achieving excellence through continuous improvement in our processes and outcomes, while also benchmarking ourselves against our global peers

Embedding Sustainability

This year, under the guidance and leadership of the Vedanta Sustainability Committee, we have taken further steps to embed sustainability in all we do by improving our processes across the group to implement new technical standards aligned to international standards developed by the International Finance Corporation (IFC) performance standards on social and environment, the ICMM guidelines and the principles of United National Global Compact. We have mapped the Sterlite framework against these principles and are satisfied that we have reflected them in our internal organisation.

Within our sustainability framework, Responsible Stewardship defines how we operate. It is how we manage risk and demonstrate compliance to legal requirements and best practice. It is a vital part of all phases of our project lifecycle—from the way we conduct environmental and social impact assessments, the operation of our health, safety and environmental management systems including the way we manage water and energy use, our carbon footprint and our work on biodiversity management .

Our sustainability business strategy is based on our fundamental belief that a business cannot be sustainable in a planet and society only when it has practices, which takes care of the environment society and the community at large. Accordingly, we have designed our sustainable practices to achieve the goal of the responsible corporate citizen.

All the businesses in our group are required to have management systems in place to achieve this goal and 19 of our 22 major plants have systems certified to ISO 9001, 14001 and OHSAS 18001. Our strategy is to build on these management systems and to continually improve our performance, aligning our operations with the International Standards of the IFC, UNGC and ICMM.

Management

The Vedanta Sustainability Committee drives the Sterlite Group’s sustainability programme and approach. Over the last twelve months, the Committee has approved the Sustainability Framework and Sustainable Development Business Model as well as a suite of new policies and standards which all Sterlite Group companies have rolled out and are adhering to. The committee meets quarterly and is chaired by Vedanta Board senior non-executive director Mr. N Chandra and is composed of the CEO Mr. MS Mehta and Mr. J Janakaraj, CEO of KCM. It advises on the law and expected international standards of governance and outlines initiatives required to institutionalise a sustainability culture through the involvement of employees at every level of the business, as well as reviewing sustainability targets and assess progress made against them. The committee also approves medium term sustainability targets based on current performance, international standards of best practice and industry benchmarks.

In November 2011, our parent company’s Executive Committee formed a Sustainability Subcommittee of CEOs and Sustainability specialists to meet monthly to review in detail the sustainability performance across our Group’s companies. It provides leadership to group wide initiatives such as our current focus on the elimination of unsafe conditions from all our sites.

To embed our sustainability policies and supporting technical standards in the business Sterlite’s Corporate Sustainability team developed a training programme with all CEOs of the Sterlite Industries group of companies attending the summary sessions, along with operations and project managers attending a three day course. These attendees are responsible for championing the sustainability strategy and policies throughout the business.

Performance

Safety

Our approach to safety is clear and simply stated – ‘Safety First’. During 2011, a comprehensive programme of safety compliance was driven from our parent company’s corporate sustainability team. As part of our goal of constant improvement the team has introduced new and updated management and technical standards to all our subsidiaries, including:

•	Safety,

•	Emergency Crisis Management

•	Security

•	Incident Reporting

These have been accompanied by a comprehensive training programme to embed the practices mandated by our standards—during the past year 56,889 safety training man-hours were delivered. Safe work method statements are also included for significant risk activities and compliance is mandatory. A particular focus has been to work with our contractors to ensure our standards are enforced and adhered too by all the individuals who contribute to our business.

Despite our efforts, it is with deep regret that we experienced the fatalities of 3 employees and 13 contractors this year. We will continue to strive to achieve our goal of ‘zero harm’.We have renewed our management commitment to a structured programme to reduce fatalities by eliminating unsafe conditions throughout our businesses.

We have engaged external experts who have assisted us in strengthening our HSE managements including behavioural safety and good practices. Quarterly results show that we are making progress in reducing our safety incidents—our Lost Time Injury Frequency Rate (LTIFR) has reduced by 39 % over the past five years and we are striving to drive it lower.

Unit Name	LTIFR 2011-12
HZL	1.97
Skorpion	0.55
Lisheen	2.13
BMM	3.93
CMT	11.09	*
SIIL Copper	0.26
BALCO	0.60

Sterlite Total	1.37

*	there are only 337 number of total employees.

Safety Case study – Zone Owner Concept- HZL Chanderiya

THE ISSUE

A new approach was sought to embed a safe working environment and practices at our HZL- lead zinc smelter complex in Chanderiya, Rajasthan, to reduce safety incidents and near misses.

THE SOLUTION

This year, the ‘Zone Ownership’ concept was introduced at our Hindustan Zinc’s Lead Zinc Smelting Complex at Chanderiya, in Rajasthan. The complex was divided into 46 zones and a zone owner was nominated for each zone. Zone owners are selected depending upon their experience and knowledge, with the owner’s information—including a large photograph,—displayed at prominent locations in the zone, fixing accountability at an individual (manager) level. Their core duty is to ensure safe working conditions and practices in their Zone, which includes carrying out necessary inspections and the recording of non-conformities and hazardous situations based on agreed standards.

THE OUTCOME

The zone owner system helps in the better control and effective supervision of hazardous work activities and improves employee participation in safety activities.

KEY SAFETY AWARDS

•	HZL (Debari Smelter) won the Safety Innovation Award from Indian Engineering Institute, Delhi

•	HZL (Dariba Mine) received the award for ‘Best Rescue team’ in 42nd National Metallic Mine Rescue Competition.

HEALTH

We are committed to providing a healthy workplace for our employees and contract workers. In addition, it is our belief that contributing to positive health outcomes in the communities in which we operate—both through our own activities and in partnership with NGO’s, government bodies and health professionals—is a core business activity supporting our sustainability vision

We have the following focus areas:

•	Malaria prevention

•	Water borne disease prevention

•	Hearing conservation

•	Respiratory Disease prevention

•	Sickle Cell Anaemia prevention

•	HIV/AIDS counselling and testing.

•	General Health and Sanitation, especially hand hygiene

•	Work-Life Balance

•	Reproductive and Child Health

All of our major operations have in-house medical facilities and pre employment and periodic medical checkups and assessments are enforced across our business operations—over the past year 66,456 medical examinations of our employees and contractors were undertaken. These examinations included blood lead level assessment, audiometric and lung function testing, ECGs and chest X-rays.

During the year we conducted numerous medical ‘camps’, where specific illnesses or health issues were addressed, including a disability detection camp at HZL, BALCO, SEL and SIIL Copper location (to identify the issues related to physical disabilities, cerebral palsy, burn contraction, and post polio symptoms).

To enhance our ability to provide medical and health support we have a number of partnerships in place with NGO’s and Government agencies

Heath Case Study

BALCO (Raipur) Cancer Hospital

THE ISSUE

Cancer is a major public health issue, and in more isolated and rural regions of India access to cancer identification and treatment facilities is limited. The state of Chhattisgarh has one of India’s lowest life expectancy rates. It is also primarily a rural state, with approximately 80% of the population residing outside urban areas – accordingly people have severely limited or non-existent access to cancer treatment.

THE SOLUTION

Recognizing the poor accessibility of cancer treatment in the region, BALCO is establishing a 350 bed Cancer Research and Development Hospital at Raipur with an investment of 3000 Million INR, in the state capital of Chhattisgarh.

The hospital will operate under the aegis of Vedanta Medical Research Foundation (VMRF), complemented by tertiary centres in three districts and 6 mobile cancer detection vans, to provide cancer detection services to communities otherwise unable to access the hospital itself.

The hospital is planned to start operation in 2012-13 as an out patient department and subsequently as a fully -fledged hospital.

ENVIRONMENT

We operate a range of mining and resource processing businesses around the world – in different countries and ecosystems. By its very nature, working in mining and resources can have potential effects on the environment including our water consumption which can affect water tables and water quality, the significant amount of energy required to run our operations and that our presence and operations, including through the altering of land use, can impact biodiversity.

We are committed to mitigating the environmental impact of our activities and will continue to invest to reduce our environmental footprint. In 2011 -12 we spent USD 32.91 Million on environmental protection. Within the context of our core business as a Copper, Zinc and Aluminium producer, our role is to be aware of the key environmental impacts and concurrent risks as a result of engaging in these operations and managing them appropriately. We aim to do this through the use of best available technologies and in accordance with agreed global standards.

Climate change

Although we hold no carbon liabilities across the bulk of our operations under the Kyoto Protocol, we nonetheless take the threat of climate change seriously. Managing greenhouse gas emissions is one of the Group’s material issues. During the year, HZL added another 102 MW to its existing 171 MW wind power generation capacity, making Sterlite one of the largest wind power producers in India.

Our integrated carbon strategy is beginning to yield results. To date, we have registered five Clean Development Mechanism (CDM) projects, which have enabled us to accrue 233,896 Certified Emission Reductions (CERs) or carbon credits. We also sold 150,783 CERs.

Waste Management

We are committed to minimising the impact of waste from our operations, using water and energy more efficiently and recycling wherever possible. During the year, 1.8 million metric tons of fly ash was used in cement, brick manufacturing and raising of ash pond dyke height.

Energy

Resource extraction and production is energy intensive. Our operations’ energy sources include coal, fuel oil, LPG/propane, diesel and electricity. We strive to continuously reduce energy consumption across our operations in support of our sustainability goals. Energy efficiency initiatives by subsidiary companies saw significant reductions in energy consumption, in particular in HZL mines saw a 6% reduction, while Sterlite Industries India Ltd (SIIL) achieved 7% reduction.

Specific Energy Consumption FY 2011–12

Unit Name	GJ / MT of output product
HZL – Mines	0.42
HZL – Smelters	16.19
BALCO	59.00
SIIL Copper	9.31
CMT	5.77
BMM	5.26
SEL	10.47
Lisheen	1.35
Skorpion Zinc	19.23

During the year, we saved a total of 80,429 GJ of energy through various initiatives adopted during the year. These initiatives included installation of Variable Frequency Drive (VFD) to optimise speed optimization of pumps and blowers. Initiatives to reduce indirect energy consumption included improvement in captive power utilisation across units, which in turn, due to their proximity to our plant, minimised transmission losses, promotion of local procurement to reduce transport energy use, the use and promotion of car poolingand bussing and an increase in conducting meetings through video/tele presence (TP) facilities- reducing airline travel.

Water

We use water in mining, smelting and refining and the majority of our operations are located in environments where access to water can be a challenge. Ensuring that we both fulfil our business requirements for water and that the communities surrounding our operations also have access to safe and clean water is a core aim driving our environmental policies and procedures. An inability to fulfil local communities water requirements could seriously impact our licence to operate.

We strive to minimise the amount of freshwater we consume by re-using and recycling as much water as possible in our processes and encouraging rain water harvesting where we can. In addition, effluent Treatment Plants are installed in many sites where effluents are treated and the resulting water is re-used within the plant process.

We also have active leak detection programmes. Our water consumption reduction programmes achieved a 9% reduction at HZL Mines , a 6% reduction at Copper Mines Tasmania, and a significant 45% reduction at BALCO, and we are working hard to secure similar results across are our other operations.

Specific Water Consumption FY 2011–12

Unit Name	M3 / MT of output/product
HZL – Mines	0.653
HZL – Smelters	10.67
BALCO	3.98
SIIL Copper	6.85
CMT	45.57
BMM	24.00
SEL	2.36
Skorpion Zinc	18.76
Lisheen Mines	0.08

•	In 2011-12 SIIL Copper received the UNESCO Water Digest Water Award under the category of Best Industrial Water Treatment Project.

•	SIIL Copper received Excellent Water Efficient Unit Award and Most useful Presentation award for excellence in water management from CII – GBC.

•	HZL (RajpuraDariba Mines) got first prize for protective measures taken for Air & Water Pollution Control and Community Development in the 12th Mines Environment & Mineral Conservation Week – 2011

Biodiversity

Our biodiversity policy commits us to minimise and mitigate biodiversity risks throughout our business. Inherently, mining operations can affect local ecology but we strive to avoid any impact on natural habitat. We will strive to manage and use land in our operations in a manner that allows biodiversity conservation to be integrated through the project life cycle including decommissioning, closure and rehabilitation.

We have recently undertaken a risk mapping of key biodiversity areas, IUCN red list extinction species and IUCN categories areas across all our Group’s operations through IBAT mapping tool https://www.ibatforbusiness.org/. This process has led to a risk assessment which is being used to set priorities for the development of Biodiversity Action Plans.

Environment Case Study

Recovering Metal Value from Zinc Smelting Wastes

The Issue

When recovering Zinc through hydrometallurgical processes, lead and silver is separated out at as commercially poor grade. Lead-Silver concentrate (LGLC) which ws stored as investory. Part of the manganese present in the Zinc concentrate is also separated during zinc electrowinning as cell sludge. Most of which is disposed safely in special facilities.

In addition, hot gas precipitator dust (HGP) in Zinc pyro metallurgical operation containing high Lead and Silver is produced with purged out Cadmium as an impurity which restricts its recycling. This is being sold at very low metal realization. If gainful utilization of these wastes can be enhanced, it will result in environment sustainability and improved recovery of ore.

The solution

Hindustan Zinc’s Central Research & Development Laboratory developed a flowsheet for the recovery of the Lead and Silver from all three waste products - LGLC, HGP dust and cell sludge –by treating them together in the one process. The residue left after waste processing can be consumed internally by Ausmelt furnance to recover Lead and Silver. The leached impurities are precipitated out in the existing effluent treatment facilities. The process enables full treatment of LGLC stock, HGP dust and part consumption of cell sludge.

A pilot plant has been commissioned to treat these wastes, which has successfully proven the business and environment sustainability potential of the process.

The outcome

•	Preservation of natural resources with contribution of wastes in achieving business targets, which is almost equivalent to –roughly, 30,000 MT mining of Pb-Zn ore.

•	Reduction in environment liability – as LGLC would otherwise have been dumped on land. Now, dumping space can be put for other gainful usages

•	By treatment of 911 MT LGLC and 301 MT HGP dust alonwtih 30 MT cell sludge, nearly 248 MT Pb & 519 Kgs Ag is produced

Environment Case Study

Progressive reclamation – Lisheen Mine Tailings Facility

The Issue

The Lisheen Mine is an underground lead and zinc mine located in North Tipperary, Ireland. Construction commenced in 1997 and the mine has been in production since 1999. The mine is currently expected to close in late 2013 or early 2014. The Lisheen Tailings Management Facility (TMF) is located on soft ground (peat) adjacent to the site. It is lined with a geo membrane and has an internal area of around 64 hectares. Upon closure the facility will contain over 10 million tonnes of tailings. Lisheen Mine tailings have a significant net acid generating potential – this potential risk must be managed appropriately.

The solution

The management of the mine tailings has been the subject of considerable geochemical and geophysical test work and this has supported the development of a practical strategy for residual liability management through progressive rehabilitation of the TMF, which commenced in January 2008.This included depositing tailings using conventional high density plastic discharge pipes placed on the dam wall, to progressively form an even distribution of tailings with a shallow surface slope (referred to as beaches), capped by a 700 mm deep layer of limestone rock and then a 400 mm deep layer of soil forming material

In July 2010, Lisheen initiated a livestock trial programme by introducing ten cattle onto the rehabilitated area. This trial is ongoing.

The objective of the project is to rehabilitate the facility such that it is secure, sustainable and can be used for the widest possible range of potential after uses.

The outcome

To date, approximately nine hectares of the facility has been rehabilitated and extensive monitoring data is being collected. Lisheen intends to continue to rehabilitate the TMF over the coming years in the manner with regular validation through ongoing sampling and monitoring and compliance with emission limit values as prescribed in the Lisheen Mine IPPCL (Integrated Pollution, Prevention and Control License).

Irish regulatory authorities and their retained experts have independently validated and approved the project.

Building Strong relationships

The second pillar of our sustainability model embeds our commitment to build strong relationships through effective stakeholder engagement.

Our stakeholders

We strive to effectively and systematically engage with our stakeholders—including our employees and contractors, our neighbouring communities, Governments and NGOs—enabling us to understand their key concerns, their opinion of our business and practices, and their future aspirations. This equips us to proactively build trust in our business, identify opportunities and mitigate risks by understanding and responding to concerns and issues. This year we undertook 1810 stakeholder engagements, which assisted us to identify sustainability priorities and direct our efforts in facilitating a greater degree of sustainability in our programs.

Management

Our stakeholder engagement technical standard (based on global standards) introduced in 2011 helps us in undertaking stakeholder identification analysis: by seeking to identify and understand those who might be directly or indirectly affected or interested in Sterlite operations we aim to achieve a better understanding of all our stakeholder groups. The Standard requires all projects, across their lifecycle, to undertake proactive stakeholder identification, analysis and engagement in a manner commensurate with their potential and relevant impacts. We are working to embed the standard across the business.

We operate in countries that are developing rapidly and we have over 30 full time employees and 108 community officers who work within the communities neighbouring our plants and through this process we are able to develop projects in partnership with local governments and local NGOs that we plan to support development. At the local level and on a day to day basis our local teams are involved heavily in the life of our employees and our local communities. Our future growth is based on receiving government permits and we have been very successful in this area.

Community Consultation

We believe that the materials we produce bring substantial benefits to the world, however in bringing about those benefits we must ensure that the impact of our mines, refineries and other plants bring inclusive growth and development to the communities in which they operate, accordingly we must work hard to minimise any adverse impacts of our presence, including any community displacement. This can only occur through close consultation and collaboration.

Our community engagement programmes are key to our sustainability strategy—they assist us in identifying community needs, and facilitate innovation and effective programme implementation.

Our approach

Our New Projects, Planning and Site Closure Standard stipulates that our companies shall ensure effective consultation programmes are in place to obtain broad community support in relation to any new project and ensure stakeholders understand the risks, impacts and opportunities associated with the proposed project. In addition, operations are required to implement a stakeholder engagement plan in accordance with our Stakeholder Engagement Standard.

Community Consultation is embedded in the way we do business—in its broadest sense it occurs at project ‘gateways’—for example as part of our process at prefeasibility, feasibility, commencing the construction of a new project, operation, before an expansion and prior to closure, and in a continuous, consultative basis throughout the lifetime of a project.

Community Consultation

New Projects

In the pre-feasability stage, pursuant to our New Projects, Planning Processes and Site Closure standard, we strive to ensure effective consultation programmes are in place to obtain broad community support in relation to the new project and ensure stakeholders understand the risks, impacts and opportunities associated with the proposed project. Consultation programmes shall include, but not be limited to, the dissemination of information through public hearings and community meetings, distribution of Public Consultation and Disclosure Plans and relevant project documentation and establishing and maintaining an effective grievance procedure.

Operating and on-going projects

Our commitment to human rights and promotion of local heritage is embedded into in our community consultation process. Consistent, open dialogue through various platforms, and building and nurturing relationships with communities near our ongoing operations so that we can understand their concerns and recommendations, and is closely managed by our dedicated employees working in conjunction with community volunteers and representatives. We also work to ensure that all consultations occur in a culturally sensitive manner, in local languages and in a collaborative and open manner.

Human Rights

Upholding people’s fundamental rights is a central tenant of our business. Across our global operations we recognise fundamental human rights in the jurisdictions in which we operate, adhering to all relevant legal standards. We are committed to using international best practice.

Throughout the year we undertook 1800 stakeholder engagement meetings, with community leaders, Non Governmental Organisations (NGOs), Governments and Government bodies, academic institutions and private hospitals.

Adding and sharing value

The third pillar in our sustainability model is Adding and Sharing Value - working to enhance the value we can bring to each of our stakeholder groups. The value we create does not only manifest itself through capital but also through the non-financial benefits that are derived from our presence. In pursuing this, we are particularly informed by international targets and standards of development including, but not restricted to, the Millennium Development Goals.In addition, our activities have implications on public policy areas such as education and healthcare and a commitment to developing livelihoods.

People

People are our key asset and our growth and success is attributable to them. Our human resource strategy is designed to recruit, develop and retain the talented workforce - our workforce now stands at over 13,500 direct employees and more than 37,000 contractor employees.

Our Philosophy – Approach

•	ensuring meritocracy

•	eliminating all forms of discrimination on the basis of age, case, sex or religion

•	complying to all applicable laws and regulations within our areas of operation;

•	meeting all our responsibilities and HR obligations as a direct and indirect employer and respecting the human rights of all our employee;

•	creating an atmosphere where performance is recognized and rewarded in fair and transparent manner

•	engaging with employees to encourage feedback and address concerns

•	Generating local employment and providing support and resources for long term skill building

While the above philosophies act as guidelines, we also look at imbibing various benchmarking practices fro more progressive HR agendas

We induct fresh talent through our campus program from premier colleges, universities and provide opportunities for growth and development. We have a mentorship program, under which the mentor provide guidance and support to the mentees.

Individuals are given opportunities to grow and manage their careers through development programmes and training which help in developing and honing their talent.

We have a robust performance management system which encourages high performance. It helps us measure, reward and improve performance and synergize employee KRAs and goals, with the overall company’s objectives.

We provide opportunities for growth to our top talent. We have a structured program ACTUP which helps in identification of “Stars of Business” and provides them an accelerated growth. The assessments are performed using the Sterlite competency model which encompasses core attributes, behaviours and leadership styles.

Competency Model

The Sterlite Competency is based on Five Crore Traits – Business Acumen, Stretches and Drive to Achive, Manages External Environment, Thinks and Acts Strategically and Develops People and is a Team Player. At the core of the above Five Traits, lies the Five Core Attributes – Humility, Cultural Fit, Commitment to Sterlite and Integrity.

Quality of Life

Sterlite has significantly invested in acquiring, modernising and expanding manufacturing assets located in geographically dispersed industrial locations. These manufacturing locations have full-fledged lively townships with modern amenities including schools, hospitals, and recreational centre and working facilities built around the core manufacturing or mining units. We not only believe in providing a contemporary life style and amenities for our employees and their families but also the community at large. An event management team is formed with cross functional members at operating locations which organizes socio – cultural activities, ensuring that our locations are the most preferred.

Health & Well – being

Various programmes are driven across the group by our human resource and occupational health & safety departments on educating employees, their families and community members on potential high risk serious diseases. Identification of such programs is based on the local community needs, WHO Health surveys & employee’s health indices.

Equal opportunities and labour rights

Sterlite is an equal opportunity employer and has zero tolerance for practices involving discrimination or violation of any labour right. Our Code of Conduct policy mandates- Protection of human and labour rights, Prohibition of any kind of child labour and Prohibition of any kind of forced labour

All our employees are educated on Code of Conduct policy and are directed for compliance. Through our whistle blower policy and mechanism described in it- all our stakeholders can voice their concerns

Global Exposure Initiatives 2011-12

Hindustan Zinc has always strived for excellence in its operations of its mines and smelters. Through its Global Exposure Initiative programme, HZL enables its employees to visit best practice mines and smelters across the globe – since its commencement to till date over 400 employees have visited leading mines and smelters around the world.

One group of employees visited the lead smelter operated by Yunnan Tin Company Ltd (YTCL), at Geiju in China with an objective to learn, share and implement best practices. The team selected included a cross section of employees including unit Heads and Plant Operators. The plant was selected because HZL operates a lead smelter based on the same technology as YTCL’s plant. During the visit, the HZL team and the YTCL team shared their experience and best practices in areas including operations, maintenance, safety, health and environment. As with all site visits, on return the team shared their experience and what they learned with the broader workforce through presentations and discussions. As a result of the experience, the team proposed a list of improvement projects which lead to measurable improvements in both the operation and productivity of the plant – including one project with potential savings of more than Rs 3 Crore per annum.

“The Global Exposure Initiative to visit world class facilities for sharing best practice enabled me to widen my experience by visiting Hudson Bay Zinc, Xstrata Zinc (Canada), Nyrstar Zinc Budel (Netherland) Zinc Plant in Russia and Uzbekistan. I aspire to grow to the level of Unit Head over the next five years. The excellent work culture inspires me”

Abdul Waheed

Head - Roaster& Utility Plants, RajpuraDariba Smelting Complex

Hindustan Zinc Limited

Our Host Governments

Our engagement with our host Governments is multifaceted and incorporates all aspects of our business, from resource licensing rounds, contributions to debates around the mining and resources industry and development planning.

In India, where the majority of Sterlite’s operations are based, we met 80% of India’s Zinc consumption and approximately 40% of its Aluminium, Copper and Lead requirements. During the past year, we contributed Rs. 5,500 Crore through direct and indirect taxes, royalties and other payments. During the year, the Group made political donations in India of Rs. 5 Crore either through trust or directly.

Our local Communities

Working with our local communities is an integral part of our sustainability strategy - before, during and subsequent to our operations we closely consult with them.We plan and implement community development initiatives prioritizing local needs and ensuring long term sustainable benefits - for example in India we worked to support 546 villages through our various programmes.

Our ability to add value and work collaboratively is an important element of our license to operate and long-term success. It is core to our vision to both enhance the quality of life and the socio-economic well-being of those communities in and around our operations and to contribute to developing empowered and sustainable societies.

We are committed to the aspirations of the Millennium Development Goals and they inform our areas of social investment, where we worked with more than 3 million people:

Health & Nutrition

Sterlite recognizes the importance of health in socio-economic development. Our approach is both curative and preventative. We partner with various government and non- government agencies in implementing health programmes for communicable and non-communicable diseases.

The concept of total sanitation, safe drinking water and immunisation are the key initiatives under our preventive approach. We implement these programmes in close partnership with local health authorities and NGOs.

Polio Immunization

To achieve a ‘Polio Free Zone’ for children surrounding Sterlite’s Tuticorin copper plant in Southern India, Sterlite partnered with four Primary Health Centres (PHCs) to conduct Pulse Polio camps by providing logistical help. Around 19,076 children were inoculated by these PHCs under pulse polio program. There has been no recorded incident of child polio recorded in the regions covered by the programme.

Education at Sterlite

It is embedded in the core values of all our Group companies to make every effort to help all target groups receive a high-quality education. Our basic approach entails partnering with government and non- government agencies to implement initiatives based on community needs.

Our holistic approach to education aims to nurture talent. To convert this vision into action, we implement various tailor-made initiatives that complement formal and informal education systems alike.

Education support – Remedial Classes in Rajasthan

Our Shiksha Sambal project was initiated in 2007 across 4 schools in Rajasthan to provide remedial classes to provide remedial support to students. Under the project students can avail themselves of extra coaching assistance on subjects including English, Mathematics, Science, and Accountancy. Since 2007, the project has grown to cover 19 schools covering over 1,500 students. The project has been very well accepted with average results improving from the previous level of 48% to 85%.

Water & Sanitation

We work hard to ensure our neighbouring communities have access to sufficient clean drinking water and, through various targeted programmes we work to embed sanitation practices that raise the health outcomes of all our employees and the communities we engage with.

Safe Drinking Water Project - HZL

Laxmipura is a small village in Bhilwara, India .The village has a population of about 250 households. The primary source of income of villagers is agriculture and related activities. The only source of drinking water in the village was one well in the nearby village. The villagers were facing water scarcity and women had to walk long distances to fetch water from the well. HZL was asked to construct a water tank to mitigate the problem of drinking water. The project was done on a participatory mode between HZL and Gram pan- chayat under Panghat Yojna run by the State Government. HZL constructed a 10,000 litre capacity tank sourcing water from a well located 400 m away the tank through a pipeline. The effort is helping 1,500 people have access to safe drinking water.

Sustainable Livelihood Programme (Farm & Non-farm)

We are committed to raising the quality of life of the communities where we operate through meaningful engagement with them. We aim to empower them economically through various initiatives. We provide sustainable livelihood options in both farm based as well as non-farm based sectors.

Our basic approach is to deliver interventions which are technically feasible, financially viable, ecologically sustainable and culturally acceptable.

Our businesses create direct and indirect employment opportunities for the community in both our core operations and expansion projects. Our Group companies invest in making community-based organisations (CBOs such as self-help groups, co-operatives and more) economically independent, with an emphasis on using local resources for livelihood creation.

Vocational Training

To provide youth employment opportunities, HZL has undertaken a Vocational Training Programme in collaboration with IL&FS and the Ministry of Rural Development (MoRD), Government of India to provide vocational training to 7,800 youths in four districts of Rajasthan over 5 years, thus benefiting several poor families in improving their education standards and enhancing their skill level. Since commencement, 398 young people have been trained in Industrial welding and 593 in Industrial sewing.

Women Empowerment

Socio-economic empowerment of women is one of our major focus areas. Our Self Help Group (SHG) programme aims to achieve an increase in the socio-economic empowerment of women through a holistic capacity building approach.

Strengthening Livelihoods - BALCO

BALCO in association with the National Bank for Agriculture and Rural Development (NABARD) have formed 151 female self help groups in its operational villages under project ‘Unnati’. These groups are trained in different enterprises including goatry, pickle making, papad making, vermi composting, leaf plate making and vegetable cultivation as a means of developing sustainable livelihoods.

Community Assets Creation

Many of the villages and communities we work in lack basic infrastructure. We aim to provide basic infrastructural facilities to the community based on the local needs in partnership with the community and district administrations. Sterlite Group companies’ activities has included constructing and renovating hospitals, schools, roads, community halls, water conservations structures, and community centres.

Bio-investment

Integrating agriculture with land-water management and eco-system conservation is an essential part of our rural livelihood generation schemes, at both a community and an individual level. Restoring natural systems and improving natural resource management is central to eliminating rural poverty.

Sterlite Group companies have contributed to this through a variety of means, including tree plantings and vermin-compost installation. In recognition of its efforts, HZL (RajpuraDariba Mines) received the HZL (RajpuraDariba Mines) got first prize for Afforestation/ Plantation in the 12th Mines Environment & Mineral Conservation Week – 2011 first prize for Afforestation/ Plantation in the 12th Mines Environment & Mineral Conservation Week – 2011

Integrated Village Development Programme

Isolated, rural villages often lack basic amenities – including education and leisure facilities and basic sanitation infrastructure, severely restricting life outcomes.

The Integrated Village Development Programme (IVDP) is our flagship project. The programme’s fundamental objective is to provide a means to achieve the holistic development of the villages. The plan covers infrastructural support and the health, education, environmental, livelihood, energy and human resources needs of the local people. It also encourages people to participate in the collective management of their resources.

“BALCO is doing great job for my villagers. All households now have Toilets. The 6 water taps provide round the clock drinking water. Construction of a concrete approach road has given us respite from muddy road especially in rainy season. All these interventions of BALCO have changed the face of our village”- Jaipal Singh, Sarpanch, Dondro

AWARDS AND RECONGNITIONS

Hindustan Zinc Limited:

•	HZL (Vizag and Debari Smelter) received British safety council award

•	HZL (Debari Smelter) received RoSPA (Royal Society for Prevention of Accident) award

•	HZL (Debari Smelter) won Safety Innovation Award from Indian Engineering Institute, Delhi

•	HZL (Dariba Mine) received award for ‘Best Rescue team’ in 42nd National Metallic Mine Rescue Competition.

•	HZL (Chanderiya) received “Innovative Environmental Project “award CII Environmental Best Practices Award 2012

•	HZL (RajpuraDariba Mines) got first prize for protective measures taken for Air & Water Pollution Control and Community Development in the 12th Mines Environment & Mineral Conservation Week – 2011

•	HZL (RajpuraDariba Mine) received energy conservative award.

•	HZL (RajpuraDariba Mines) got first prize for Afforestation/ Plantation in the 12th Mines Environment & Mineral Conservation Week – 2011

BALCO:

•	BALCO received QIMPRO Best Prax Award in the Management Governance.

•	BALCO received Srishti G3 Winner Award for Smelter-II in metallurgical category.

•	BALCO received Srishti G3 Runners up award for CPP 270MW in Power category.

•	BALCO received CII Environmental Best Practices Award 2012 for “Most Innovative Environmental Project”.

•	BALCO received QCI DL Shah Award on Economics of Quality for Pitch Optimization- Commendation Award.

Sterlite Copper

•	SIIL Copper received International team excellence award- finalist award from American Society of Quality

•	SIIL Copper received seven merit awards from Indian National Suggestion Scheme Association

•	SIIL Copper received UNESCO Water Digest Water Award 2011-12 under the category of Best Industrial Water Treatment Project.

•	SIIL Copper received Excellent Water Efficient Unit Award and Most useful Presentation award for excellence in water management from CII – GBC.

•	SIIL Copper received CII Environmental Best Practices Award

STERLITE INDUSTRIES (INDIA) LIMITED

Directors Report, 2012

Dear Shareholders,

The Directors of your Company are pleased to present the 37th Annual Report, with the statement of the audited accounts for the financial year ended on March 31, 2012.

Financial Performance Summary

The financial performance of the Company, for the year ended March 31, 2012 is summarised below:

		Rs. in Crore
Particulars	Year ended March 31, 2012	Year ended March 31, 2011
Revenue	18,092.06	15,307.14
Earnings before Interest, Tax, Depreciation and Amortisation	3,191.08	2,343.80
Less: Interest	597.46	317.02
Gross Profit	2,593.62	2,026.78
Less: Depreciation and Amortisation	162.46	152.65
Exceptional items	423.32	—
Profit Before Tax	2,007.84	1,874.13
Taxation	350.36	454.42
Net profit for the year	1,657.48	1,419.71
Add: Balance brought forward from previous year	3,089.48	2,590.98
Amount available for appropriation	4,746.96	4,010.69
Appropriation:
General Reserve	400.00	500.00
Interim Dividend	336.12	—
Debenture Redemption Reserve	1.50	(8.50)
Proposed dividend on Equity shares(incl Dividend distribution tax)	350.15	429.71
Balance carryforward to next year	3659.19	3,089.48

Financial performance

During the year under review, the Turnover of your Company increased by 18.19% from Rs.15,307.14 Crore to Rs. 18,092.06 Crore. The increase in turnover by 18.19% was primarily due to the increase in the average Copper LME prices from US$ 8,138/MT to US$ 8,457 /MT and higher sales volume.

TC / RC (Treatment Charges and Refining Charges) realization in the financial year 2012 was 14.5 US Cents / lb, as compared to 11.9 US Cents / lb in the previous year due to improved market conditions and higher benchmark long term TC/RCs.

The earnings before interest, tax depreciation and amortization for the same period increased by 36.15% from Rs.2,343.80 Crore to Rs. 3,191.08 Crore and the Net Profit increased by 16.75% from Rs.1419.71 Crore to Rs. 1657.48 Crore in the current year.

Operational Performance

The year under review witnessed increased production, improved TC/RCs, copper recovery and sulphuric acid realization. The gains were partially set off by higher inputs costs and lower product premiums. Production was higher than the previous year due to planned bi-annual maintenance shutdown taken in the year 2010-11.

The operational performance was as follows: (MT)

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Directors Report, 2012

Product	2011-12	2010-11	Variance
Copper Cathodes	3,25,877	3,03,991	21,886
Copper Rods	1,61,421	1,87,892	(26,471)
Sulphuric Acid	10,26,471	9,68,760	57,711
Phosphoric Acid	1,53,243	1,54,232	(989)

During the year under review, your Company maintained its leadership position in domestic copper with record sales of 197,434 MT. Production of cathodes was 3,25,877 MT in the financial year 2012, higher by 7% over financial year 2011 mainly due to the planned bi-annual shutdown taken in FY 2011. Your Company also exported 1,23,084 MT of copper, including exports of 4,906 MT of copper rods.

Projects

The Four Lakhs Tonnes Per Annum (4 LTPA) Copper Smelter Expansion Project at Tuticorin is awaiting regulatory clearance from the State Pollution Control Board. The Company has already received the environmental clearance from Ministry of Environment & Forest in 2009.

The construction of the 160 MW (2x 80 MW) Captive Power Plant (CPP) at Tuticorin is in the final stages of completion. The CCP is now scheduled for commissioning in end of Q1 of FY 2012 – 13 and second unit by end of Q2 of FY 2012-13.

TRANSFER TO GENERAL RESERVES

Out of the total profit of Rs.1,657.48 Crore for the financial year 2011-12, an amount of Rs. 400.00 Crore is proposed to be transferred to the General Reserve. The above transfer to general reserves is in compliance to the Companies (Transfer of Profits to Reserves) Rules, 1975.

DIVIDEND

The Board of Directors of your Company at its meeting held on October 24, 2011 approved payment of Interim Dividend @ Re.1/- per share (i.e. 100%) on 336,12,07,534 equity shares of Re. 1/- each. The Record Date determined for payment of dividend was November 1, 2011 and the dividend was paid on November 4, 2011. The Board of Directors have further recommended a final dividend of Re. 1/- per share (ie 100%) on equity share of Re.1/- each thereby taking the total dividend for the year at Rs. 2/- per share. The payment of final dividend is subject to the approval of the Shareholders at the ensuing Annual General Meeting.

ASARCO

The Company had bid for the Asarco LLC, USA in 2008. After various rounds of re-negotiations, offers and counter-offers by the Company and Group Mexico, the Parent Plan of Group Mexico was confirmed in November 2009 by the US Bankruptcy Court. Asarco terminated the March 2009 agreement and drew US$50 million provided as deposit by the Company. Sterlite and Sterlite USA filed an application to the US Bankruptcy Court for the return of the US$50 million drawn by Asarco and legal costs.

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Directors Report, 2012

Bankruptcy Court heard the matter and vide its order dated February 13, 2012 and February 27 2012, has held that Asarco is entitled to an amount of US$ 132.75 Million in incidental damages. This amount shall be reduced by $50 Million paid to Asarco in December 2009, making Asarco entitled for a net amount of US$ 82.75 Million. Your Company in the interim has recongnized Rs.423.32 Crores (being the US$82.75 Million) as an exceptional item during the year ended March 31, 2012 while diputing the same. The Court has rejected Company’s application for refund of $50 Million. Asarco has filed a notice of appeal against this judgment.

Additionally, Asarco has also filed a motion seeking pre-judgment interest on the aforesaid damages and for reimbursement of legal fee and expenses. Bankruptcy Court will hear the matter further. Your Company has taken appropriate legal action to protect its interests.

Credit Rating

CRISIL has upgraded its ratings of your Company’s rating on debt programmes and bank facilities to ‘AA+/Stable’ from ‘AA/Stable’. The rating upgrade reflects the Company’s strong market position in the non-ferrous metal industry, improving operating efficiencies, healthy financial risk profile marked by strong liquidity. The rating on Sterlite’s short-term facilities has been reaffirmed at ‘P1+’. The treasury portfolio of fixed income investments has been evaluated as ‘Very Good’ (highest safety from credit default on CRISIL’s 4 point scale). Strong credit ratings by Credit Rating agencies reflect the Company’s financial discipline and prudence.

SCHEME OF MERGER

Between the Company and Sterlite Opportunities & Ventures Limited

The Board of Directors in their meeting held on October 25, 2011 had approved a Scheme of Arrangement (Merger) of Sterlite Opportunities & Ventures Limited (SOVL), the Wholly Owned Subsidiary of the Company and the Company. The Scheme was approved by the Madras High Court vide order dated March 29, 2012. The appointed date of the merger was April 01, 2011 and consequent to the merger of SOVL with the Company, Hindustan Zinc Limited (HZL) has become a direct subsidiary of the Company. The Company holds 64.9% of HZL equity shares.

Scheme of Arrangement between the Company with Sesa Goa Limited

The Board at its meeting held on February 25, 2012 considered and approved a composite Scheme of Arrangement (Merger) of the Company, Sterlite Energy Limited (SEL), Vedanta Aluminium Limited (VAL), The Madras Aluminium Company Limited (MALCO) with Sesa Goa Ltd (SGL).

Under the Scheme of Arrangement, the following steps are proposed to occur :

(i)	Vedanta Resources Plc (Vedanta) 70.5 per cent shareholding in Vedanta Aluminium Limied (VAL) will be consolidated into Sesa Goa Limited (Sesa Goa) in consideration 72.3 Million Sesa Goa shares to be issued to Vedanta;

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Directors Report, 2012

(ii)	Sterlite will be merged into Sesa Goa, which is proposed to be renamed as as Sesa Sterlite Limited, in consideration for the issue to our shareholders (other than MALCO) of three Sesa Goa shares for every five existing shares of our company and the issue to holders of our ADSs of three Sesa Goa ADSs for every five existing ADSs of our company;

(iii)	MALCO’s power business will be hived off to Vedanta Aluminium for cash consideration of Rs.150 Crore;

(iv)	MALCO will be merged into Sesa Sterlite in consideration for the issue of 78.7 Million Sesa Sterlite shares to shareholders of MALCO;

(v)	Sterltie Energy will be merged into Sesa Sterlite;

(vi)	Vedanta Aluminium’s aluminium business will be demerged into Sesa Sterlite; and

(vii)	Vedanta’s 38.8 per cent shareholding in Cairn India, together with debt of approximately $ 5.9 Billioin incurred by Vedanta to acquire that interest in Cairn India, will be transferred to Sesa Sterlite for nominal consideration.

The Sesa Goa shares are, and the Sesa Sterlite shares will continue to be, listed on the Bombay Stock Exchange and the National Stock Exchange of India. In connection with the merger of Sterlite into Sesa Goa to form Sesa Sterlite. Sesa Sterlite will establish an ADS facility and its ADSs will be listed on The New York Stock Exchange.

The Scheme of Arrangement also requires court approval and hence the Scheme has been filed with the respective jurisdictional High Courts of the respective Companies. For their approval and directions for convening the meetings of each Company’s shareholders and creditors, as may be necessary under the applicable laws. The notices of such meetings together with copies of the Scheme of Arrangement and other relevant documentation will be provided to the shareholders, in compliance with the applicable laws and the directions issued by the courts.

CORPORATE GOVERNANCE AND ADDITIONAL INFORMATION TO SHAREHOLDERS

The Company is committed to maintain highest standards of corporate governance. A separate report on Corporate Governance, pursuant to Clause 49 of the Listing Agreement with the stock exchange(s), Auditors’ Certificate on its compliance, including the Management Discussion and Analysis, and shareholders’ information, forms a part of this annual report.

MANAGEMENT DISCUSSION AND ANALYSIS

Global Economy outlook

2011-12 has been a year of mixed fortunes due to the significant change and volatility in the global economy. The Euro-Zone crisis downgrage of sovereign credit ratings of various Euro-zone countries, sluggish growth in many industrialised countires including USA, political unrest on the African continent and the resulting escalation in crude oil prices had all dampened the growth euphoria. Despites these challenges commodity prices generally averaged higher than during FY 2010-2011. Demand for commodities in 2012 will be supported by improving global economic growth particulary in Chinese and emerging markets, which are expected to remain relatively robust. The global developments constrained the Indian growth story, with

STERLITE INDUSTRIES (INDIA) LIMITED

Directors Report, 2012

India’s GDP expected to grown by 6.9% during FY 2011-12. India is expected to maintain its robust economic growth over the long term, due to its domestic market size and demographic advantage.

Global Market Overview

Global refined copper production in 2011 was reported as 19.6mt, an increase of about 3% over the 2010 figure of 19.0mt despite uncertain macroeconomic conditions in 2011. Global refined consumption exceeded supply by about 93,000 tonnes. Global mine production growth slowed to 0.6% in 2011, hampered by falling copper grades and labour disputes. Global copper consumption is estimated to increase by about 4% during 2012.

China, with the biggest consumption of copper in the world (with 40% consumption of total copper produced), remains the preferred destination for the exports. In the first half of the year, the spot concentrates market was dominated by the impact of the Japanese tsunami on smelter production, which drove spot treatment and refining charges to high levels and resulted in a mid-year benchmark settlement of US$85 per tonne and 8.5 cents /lb. However, growing rates of mine supply disruption during the second half tightened the market and generated a sharp decline in spot treatment and refining charges. 2012 annual copper concentrate TC/RC settlement were in the range of 15.4 to 16.3 cents/lb against 14.4 cents/lb in 2011.

Similar to the previous year, overall Indian copper consumption grew by 6% in FY 2011-12, constrained by increased imports of finished electrical machinery. We sold 61% of production in the Indian local market and the remaining 39% was exported to China and South East Asia. Growth in the power sector in India, and increased spending on inftrastructure including housing, continued to drive the growth of copper consumption. Over the medium-to long-term it is expected to grow at about 7-8% per annum.

A detailed Management Discussion and Analysis Report forming part of this report as required under Clause 49(IV)(F) of the Listing Agreement with the Stock Exchanges is provided in a separate section of this Annual Report.

SUBSIDIARY COMPANIES

Your Company had 35 subsidiary companies as on March 31, 2012.

The shareholders may refer to the statement under Section 212 of the Companies Act, 1956 and information on the financial statements of subsidiaries appended to the above Statement under Section 212 of the Companies Act, 1956 in this Annual Report for further information on these subsidiaries.

The Company undertakes that annual accounts of the subsidiary companies and the related detailed information be made available to shareholders of the holding and subsidiary companies seeking such information at any point of time. The annual accounts of the subsidiary companies are also kept for inspection by any shareholders at the registered office of the holding company and of the subsidiary companies concerned at the respective companies’ registered offices. The Company will make available the Annual Accounts of the subsidiaries and their related information to any member of the Company who may be interested in obtaining the same.

STERLITE INDUSTRIES (INDIA) LIMITED

Directors Report, 2012

Members may write to the Company Secretary at Sterlite Industries (India) Limited, SIPCOT Industrial Complex, Madurai By-pass Road, Tuticorin – 628 002 to obtain a copy of the financial statements of the subsidiary companies.

The consolidated financial statements, in terms of Clause 32 of the Listing Agreement and in terms of Accounting Standards 21, as prescribed by Companies (Accounting Standards) Rules, 2006 issued by Ministry of Corporate Affairs vide notification no. G.S.R. 739 (E) dated 07 December 2006, also form part of this Annual Report.

DIRECTORS

Mr. Anil Agarwal and Mr. Berjis Desai retires by rotation at the ensuing Annual General Meeting and being eligible offer themselves for re-appointment at the ensuing Annual General Meeting. The brief profiles of Mr. Anil Agarwal and Mr.Berjis Desai is given in the chapter on Corporate Governance.

SECRETARIAL AUDIT REPORT

A secretarial audit for the year 2011-12 was carried out by Dr. K. R. Chandratre, Practicing Company Secretary. The said secretarial audit unqualified report forms part of this Annual Report.

The secretarial audit report confirms that the Company has complied with all the applicable provisions of the Companies Act, 1956, Depositories Act, 1996, Listing Agreements with the Stock Exchanges, Securities Contracts (Regulation) Act, 1956 and all the regulations of SEBI as applicable to the Company, including the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

INFORMATION PURSUANT TO SECTION 217 OF THE COMPANIES ACT, 1956

A.	CONSERVATION OF ENERGY, RESEARCH & DEVELOPMENTS, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

The particulars as prescribed under Section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosure of Particulars in the Report of the Board of Directors) Rules, 1988 are set out as an annexure to the Directors’ Report.

B. PARTICULARS OF EMPLOYEES

Pursuant to the provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of employees are set out as an annexure to the Directors’ Report. However, as per provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the report and the accounts are being sent to all the shareholders excluding the aforesaid information. Any shareholder desirous of obtaining such particulars may write to the Company Secretary at the registered office of the Company.

C. DIRECTORS’ RESPONSIBILITY STATEMENT

STERLITE INDUSTRIES (INDIA) LIMITED

Directors Report, 2012

As required under Section 217(2AA) of the Companies Act, 1956, your Directors hereby confirm that:

•	In the preparation of the annual accounts, applicable accounting standards have been followed along with proper explanations relating to material departures;

•

Such accounting policies have been selected and they have consistently applied them and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

•

Proper and sufficient care for maintenance of adequate accounting records have been taken in accordance with the provisions of this Act, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities;

•	The accounts are prepared on ‘going concern’ basis.

AUDITORS

The statutory auditors of the Company, M/s. Chaturvedi & Shah, Chartered Accountants and M/s. Deloitte Haskins & Sells, Chartered Accountants, hold office until the conclusion of the ensuing Annual General Meeting.

M/s. Chaturvedi & Shah and M/s. Deloitte Haskins & Sells, Chartered Accountants have confirmed their eligibility and willingness to accept office of Auditors.

The Audit Committee and the Board of Directors therefore recommend M/s. Chaturvedi & Shah and M/s. Deloitte Haskins & Sells, Chartered Accountants as Statutory Auditors of the Company for 2012-13 for the approval of shareholders.

ADEQUACY OF INTERNAL CONTROLS

The Company, as part of Vedanta Group, has a strong internal control system in place. The internal control system of the Company is supported by the Management Assurances Services (MAS) function. Your Company is having a documented Standard Operating System (SOPs) for procurement, project / expansion management, capex, human resources, sales and marketing, finance, treasury, compliance, Safety, Health and Environment (SHE) and manufacturing.

An annual audit plan is drawn in consultation with the MAS team as approved by the Audit Committee. The internal controls system and mechanism is reviewed periodically to make it robust, so as to meet the challenges of the business. The Company has a system of carrying out internal audit, covering monthly physical verification of inventory, monthly review of accounts and a quarterly review of all business processes. To enhance internal controls, the internal audit follows stringent grading mechanism, focusing on the implementation of all recommendations of internal auditors. The internal auditors make periodical presentations to the Audit Committee, who review the same and ensure strict compliance.

Our risk management framework acts as an effective tool in mitigating the various risks which our business are exposed in the course of their operations as well as in their strategic action. The risk management framework ‘Turnbull Risk Matrix’ is designed to help the organisation meet its objectives through alignment of the operating controls to the mission and vision of the Company. The Company also has a well documented internal controls systems and disclosure control required for compliance to the Sarbanes Oxley Act of 2002.

STERLITE INDUSTRIES (INDIA) LIMITED

Directors Report, 2012

AUDITORS’ QUALIFICATION SYSTEM ON ACCOUNTS

Notes to the accounts, as referred in the auditors report, are self-explanatory and consistently followed, and therefore do not call for any further comments and explanations.

DEPOSITORY SYSTEM AND LISTING OF SHARES

Details of the depository system and listing of shares are given in the section “Additional Shareholder Information”, which forms a part of the Corporate Governance Report and is attached with the Annual Accounts.

REGISTRAR AND SHARE TRANSFER AGENT

M/s. Karvy Computershare Private Limited, Hyderabad, is the Registrar and Share Transfer Agent of the Company. Details of the depository system and listing of shares are given in the section “Additional Shareholder Information”, which forms a part of the Corporate Governance Report and is attached with the Annual Accounts.

HUMAN RESOURCES

Your Company, as a part of ‘Vedanta’ group, believes that people are the biggest strength in line with its vision to create a world-class organisation. It focuses on learning and development, to enhance the knowledge & skill and preparing its people to face the challenges. During the year, your Company organised various training programmes.

SUSTAINABILITY

During the year, your Company has rolled out new sustainability framework including sustainability policies, technical and management standard across group companies with a focus on ensuring that our projects are carried out as per highest standard.

Environment

Concern for the environment is of vital importance to the Company. The Company is also deeply committed to sustainable means of conducting its operations. Towards this end, the Company has undertaken a number of initiatives and projects. Your Company is committed to minimize the impact of waste from its operations, using water and energy more efficiently, recycle and reuse wherever possible.

Community Development and Corporate Social Responsibility

All our CSR activities are determined by the concept of ‘Changing Lives’, where we constantly endevaour to improve the quality of life of the communities where we operate. Our CSR activities are conveived to bridge gaps in society and help transform communities around our workplace and enhance the quality life of the people. The Company does its maximum contribution to uplift the quality of life of women, children and youth in the communities where we operate.

A detailed sustainability report of your Company is given in a separate section in this Annual Report.

STERLITE INDUSTRIES (INDIA) LIMITED

Directors Report, 2012

ACKNOWLEDGEMENTS

Your Company maintained healthy, cordial and harmonious industrial relations at all levels. The enthusiasm and unstinting efforts of the employee have enabled your Company to remain at the forefront of the industry. The Directors place on record, their sincere appreciation for significant contributions made by the employees through their dedication, hard work and commitment towards the success and growth of the Company.

The Directors also acknowledge the support and assistance extended to us by the Government of India, various State Governments, and Government Departments, Financial Institutions, Bankers, Shareholders and Investors at large, and look forward to having the same support in our endeavours.

For and on behalf of the Board of Directors,

Anil Agarwal

Chairman

Place: Mumbai

Dated: 25 April 2012

Annexure-A

Statement containing particulars required under the companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988 and forming part of the Directors’ Report for the year, that ended 31 March 2012.

(A) Conservation of energy:

a) Conservation of natural resources continues to be the key focus area of our Company. Following are some of the important steps taken in this direction.

i.	Use of steam from WHRB (Waste Heat Recovery Boiler) of SAP in Refinery, resulting in savings of Rs.2.94 Crore per year.

ii.	Use of steam from WHRB (Waste Heat Recovery Boiler) of SAP in CPP – resulting in savings of Rs.3.43 Crore per year

iii.	Reduction of steam consumption in Refinery by increasing the efficiency of air drier.

iv.	Reduction of power consumption by RHF – east inter connection between supply and return water line – resulting in savings of Rs.0.14 Crore per year.

v.	Reduction of LPG consumption in CCR by launder height reduction – resulting in savings of Rs.0.12 Crore per year

b) Additional investments and proposals, if any, being implemented for reduction of consumption of energy

i.	Elimination of furnace oil consumption in super heater by modifying steam turbine.

ii.	Use of blowers in place of compressed air in ETP.

iii.	Conversion of HT to LT motors in slag granulation

iv.	Replacement of FO with compressed air in ISA

c) Impact of above measures in a) and b) for reduction of energy consumption and consequent impact of cost of production of goods.

The efforts taken to conserve energy will not only bring down the cost of production significantly, but will also help us to preserve environment by reducing GHG emissions.

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Directors Report, 2012

d) Total energy consumption and energy consumption per unit of production.

As per form A attached.

(B) TECHNOLOGY ABSORPTION

Efforts made in technology absorption as per Form B annexed.

(C) FOREIGN EXCHANGE EARNINGS AND OUTGO

a)	Activities relating to export, initiatives taken to increase export, development of new export markets for products and services, and export plan:

1. The export volume for 2011-12 was1,23,084 MT, increased by 27.32%from the previous year.

b)	Total Foreign Exchange used and earned:

		Amount (Rs. in Crore)
S.No.	Particulars	2012	2011
1)	Foreign Exchange Earnings	8,530.31	6,653.59
2)	Foreign Exchange Outgo
	CIF Value of imports of Raw Material, Components & Spare parts	14,480.49	14,391.75
	Capital Goods	2.79	1.31
	Others	725.37	258.11

Form ‘A’

Disclosure of particulars with respect to conservation of energy

	Particulars	Unit	Year Ended March 31, 2012	Year Ended March 31, 2011
A.	Power and Fuel Consumption
	Electricity
	Purchase Unit	MWH	4,79,702	3,03,490
	Rate / Unit	Rs	4.71	4.64
	Own generation Unit*	MWH	77,581	2,30,926
	Cost / Unit	Rs	7.09	5.84
	Furnace Oil**
	Quantity	KL	28,116	66,711
	Total Amount	Rs in Crore	103	172
	Average Cost per litre	Rs	36.50	25.72
	Diesel
	Quantity	KL	240	353
	Total Amount	Rs in Crore	1.05	1.40
	Average Cost per litre	Rs.	43.96	39.60
	L.P.G./LNG/PROPANE/IPA
	Quantity	MT	4195	5013
	Total Amount	Rs in Crore	20.90	20.95
	Average Cost per litre	Rs.	49.82	41.78
	NATURAL BRIQUTTE
	Quantity	MT	0	3,201
	Total amount	Rs. in Crore	0	1.35

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Directors Report, 2012

	Average cost per mt	Rs.	0	4,226.96
B.	Consumption per MT of Cathode Production
	Electricity	MWH	1.71	1.76
	Furnace Oil	KL	0.09	0.22

*	This includes the WHRB generation also.
**	This includes the FO consumed in CPP also.

Form ‘B’

Form of disclosure of particulars with respect to technology absorption

RESEARCH AND DEVELOPMENT (R & D)

1. Specific areas in which R & D carried out by the Company		Not Applicable

2. Benefits as a result of R & D		Not Applicable

3. Future plan of action		Not Applicable

4. Expenditure on R & D

a. Capital b. Recurring c. Total d. Total R & D expenditure as a percentage of total turnover	}	Not Applicable

TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION

1. Efforts in brief made towards technology absorption, adaptation and innovation	As a part of Go Green Initiative in Silvassa, the Boiler and the furnace have been upgraded to run on LNG which is a cleaner fuel than FO. Completed up gradation of Nickel Sulphate plant resulting in a power savings of 20 Units/MT. Installed energy efficient compressors resulting in energy savings.

2. Benefits derived as a result of above efforts e.g., product improvement, cost reduction, product development, import substitution.	The Above mentioned initiatives have resulted in a lower cost of production and better working environment.

3. In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year), the following information may be furnished:

a.      Technology imported;

b.      Year of import;

c.      Has technology been fully absorbed.

NIL

4. Barcode based SAP linked Unmanned Weighbridge Operation	The weight bridges in the Company were earlier manually managed. All weigh bridges has now been automated and linked to SAP.

For and on behalf of the Board of Directors

Anil Agarwal

Chairman

Place: Mumbai

Dated: 25 April 2012

STERLITE INDUSTRIES (INDIA) LIMITED

Corporate Governance Report, 2012

Company’s philosophy on code of Governance

Sterlite Industries (India) Ltd. (‘Sterlite’ or ‘the Company’) believes that a high standard of corporate governance is key to ensure business success. The Company believes in conducting its affairs in a fair and transparent manner and maintaining the highest ethical standards in its dealings with all its constituents. Sterlite’s mission is to constantly review its systems and procedures to achieve the highest level of corporate governance in the overall interest of all the stakeholders.

The Directors of the Company continue to be committed to the highest standards of corporate governance practices in its management of the affairs of the Group and accountability to their shareholders. The Board believes that sound corporate governance is essential to achieving the Company’s strategy to create a world class metals and mining Group and generate strong financial returns. The Directors are especially aware of the need for a strong corporate governance framework in the current climate and the need not only to reflect the changing nature of the Group’s businesses but the environment in which it operates. It has, therefore, adopted practices mandated in Clause 49 and established procedures and systems to be fully compliant with it.

Management’s perspective on Corporate Governance

The Company aims at achieving transparency, accountability and equity across all facets of operation and in all interactions with stakeholders, while fulfilling the role of a responsible corporate representative committed to sound corporate practices.

Sterlite Industries (India) Limited (‘Sterlite’ or ‘the Company’) adheres to good corporate practices which constantly undergo changes and betterment, keeping its core goal in mind — maximising stakeholder value. Adherence to the business ethics and commitment to Corporate Social Responsibility will help the Company achieve excellence. The Company believes that all its operations and actions must ultimately enhance overall benefits over a sustained period of time.

Sterlite believes that the affairs of the Company shall be conducted by following the best practices and principles — whether it is in relation to the customers, employees, stakeholders or the community. The Company’s Corporate Governance structure is based on the following principles:

–	Trusteeship: A transparent and independent Board with a balanced composition and size can provide effective leadership to the Company. The Board is the trustee for all the stakeholders.

–	Aim: Accountability, independence, effective internal surveillance, voluntary legal compliance and governing rules and procedures.

–	Entrepreneurship: Empowering the management and employees, especially women, to showcase strength, ownership, innovation and passion to excel and lead.

–	Creating value: Efficient resource management to enhance enterprise value and return on investment.

–	Concern and respect for people and environment: Working for the society and community.

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Corporate Governance Report, 2012

The above principles are reflected in the Company’s day-to-day initiatives and policies. The Board of Directors remains at the helm of affairs, guiding the Company by approving the broad framework and policies, the annual operation plans, budgets and expansion plans. The day-to-day management is managed by the Copper Management Committee (CMC) comprising of the CEO, Finance Heads, Business Heads, Head HR and Marketing which acts as the bridge between the Board and the Management.

This chapter, along with the chapters on Management Discussion and Analysis and Additional Shareholders Information, reports Sterlite’s compliance with Clause 49 of the Listing Agreement with the Stock Exchanges.

THE BOARD OF DIRECTORS (‘Board’)

Composition of the Board

The Board reviews, approves the Company’s strategic, operational and financial plans, guides corporate strategy, takes key strategic decisions, reviews the major plans of action, i.e. decisions concerning the capital of the Company, including capital restructure, capital returns and security issue and buy backs etc., risk policy, review, approve annual budgets and business plans and monitor performance against corporate strategy.

The Company’s Board comprises of seven Directors. Mr. Anil Agarwal, Chairman (Non-Executive) and Mr. Navin Agarwal, Executive Vice-Chairman are the two promoter Directors and Mr. Din Dayal Jalan is the Whole-time Director. In addition to the promoter directors, there are four Non-Executive Independent Directors, viz., Mr. Gautam Doshi, Mr.A.R.Narayanaswamy, Mr.Berjis Desai and Mr.Sandeep Junnarkar. All the Independent Directors meet the independence criteria as required under Clause 49 of the Listing Agreement. Table 1 gives the composition of the Board of Directors of the Company with the details of the number of meetings attended by them, the Directorship and membership in other companies.

Number of Board Meetings

In 2011-12, the Board of the Company met nine (9) times on April 25, 2011, July 23, 2011, July 25 2011, September 26 2011, October 24 2011, December 13, 2011, January 23, 2012, February 25, 2012 and March 28, 2012. The maximum gap between any two Board meetings was less than four months. Table 1 gives the details Directors’ Attendance Record and Directorships.

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Corporate Governance Report, 2012

Table 1: Composition of the Board of Directors

Name of the Directors	Category	Relationship with other Directors	Attendance Particulars			No. of other Directorships and Committee membership / Chairmanships in other Indian public companies
			Number of Board Meetings		Last AGM	Other Directorships[1]	Committee Memberships[2]	Committee Chairmanships[2]
			Held	Attended
Mr. Anil Agarwal (Chairman)	Promoter, Non-Executive	Brother of Mr. Navin Agarwal	9	5	No	1	—	—
Mr. Navin Agarwal (Executive Vice-Chairman)	Promoter, Executive	Brother of Mr. Anil Agarwal	9	9	No	6	1	1
Mr. Sandeep Junnarkar	Independent – Non-Executive	None	9	9	Yes	9	3	—
Mr. A. R. Narayanaswamy [4]	Independent – Non-Executive	None	9	7	No	2	2	2
Mr. Gautam Doshi [6]	Independent – Non-Executive	None	9	3	No	8	4	3
Mr. Berjis Desai	Independent – Non-Executive	None	9	3	No	10	6	2
Mr. Din Dayal Jalan [3] (Whole-timeDirector)	Executive	None	9	9	Yes	5	1	—

Notes:

1.	The Directorships held by Directors as mentioned above do not include alternate directorships and directorships of foreign companies, Section 25 companies and private limited companies.
2.	In accordance with Clause 49 of the Listing Agreement, Memberships / Chairmanships of only the Audit Committees and Shareholders’ / Investors’ Grievance Committees of all public limited companies have been considered.
3.	Mr. Din Dayal Jalan was re-appointed as Whole-time Director for a further period of two (2) years w.e.f. 24 December 2010 to 23 December 2012 at the Company’s Board Meeting held on 25 January 2011 which was approved by the Shareholders at the Company’s Annual General Meeting held on July 23, 2011.
4.	Mr. A R. Narayanaswamy was inducted as an Additional Director the Company’s Board meeting held on 23 July, 2011.
5.	Committee Chairmanship includes membership of the Committee and hence same is not included in the Committee Membership.
6.	The Chairman of the Audit Committee could not attend the 36th AGM due to unforeseen circumstances However the Vice Chairman of Audit Committee, Mr. Sandeep Junnarkar attended the 36th AGM.

As detailed in the table above, none of the Directors are members of more than ten Board-level Committees of public companies in which they are Directors, nor is a Chairman of more than five such Committees.

Directors with Material Pecuniary or Business Relationships with the Company

As mandated by Clause 49, the Independent Directors on Sterlite’s Board:

a)	Apart from receiving Director’s remuneration, do not have any material pecuniary relationships or transactions with the Company, its promoters, its Directors, its senior management its holding Company or its subsidiaries and associates which may affect the independence of the Director.

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b)	Are not related to promoters or persons occupying management positions at the Board level or at one level below the Board.

c)	Have not been an executive of the Company in the immediately preceding three financial years.

d)	Are not partners or executives or were not partners or executives during the preceding three years of the:

(i)	Statutory audit firm or the internal audit firm that is associated with the Company.

(ii)	Legal firm(s) and consulting firm(s) that have a material association with the Company.

e)	Are not material suppliers, service providers or customers or lessors or lessees of the Company, which may affect independence of the Director.

f)	Are not substantial shareholders of the Company i.e. do not own two percent or more of the block of voting shares.

g)	Are not less than 21 years of age.

Transactions with related parties are disclosed in Note no.57 forming part of the financial statements of the year. There has been no materially relevant pecuniary transaction or relationship between the Company and its non-executive and / or independent Directors during the year 2011-12.

Information presented to the Board

Amongst other matters, information presented to the Board includes:

i.	Annual operating plans and budgets and any update thereof;

ii.	Capital budgets and any updates thereof;

iii.	Annual Accounts, Half-yearly and Quarterly results for the company and operating divisions and business segments;

iv.	Updates on all projects, formation of new special purposes vehicles and any new business being undertaken;

v.	Minutes of the meetings of the Audit Committee and other Committees of the Board;

vi.	Information on recruitment and remuneration of senior officers just below the level of Board, including the appointment or removal of Chief Financial Officer and Company Secretary;

vii.	Materially important show cause, demand, prosecution notices and penalty notices;

viii.	Fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems;

ix.	Any material default in financial obligations to and by the company, or substantial non-payment for goods sold by the company;

x.	Any issue, which involves possible public or product liability claims of substantial nature, including any judgement or order which, may have passed strictures on the conduct of the company or taken an adverse view regarding another enterprise that can have negative implications on the company;

xi.	Details of any joint venture or collaboration agreement;

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xii.	Transactions that involve substantial payment towards goodwill, brand equity or intellectual property;

xiii.	Significant labour problems and their proposed solutions. Any significant development in human resources / industrial relations front like signing of wage agreement, implementation of voluntary retirement scheme, etc.;

xiv.	Sale of material nature of investments, subsidiaries, assets, which is not in the normal course of business;

xv.	Quarterly details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement, if material;

xvi.	Non-compliance of any regulatory, statutory nature or listing requirements and shareholders service such as non-payment of dividend, delay in share transfer, etc.;

xvii.	Statement of significant transactions and arrangements entered by unlisted subsidiary Companies;

xviii.	Declaration of Dividend;

xix.	General notices of interest of Directors;

xx.	Internal audit findings (through the Audit Committee);

xxi.	Subsidiary companies minutes, financial statements, significant investments and other significant transactions and arrangements, if any.

In addition to the areas described above, the Company’s Audit Committee looks into internal controls and security of the Company’s critical IT applications, the internal and control assurance audit reports of all divisions and deviations from the Code of Business Principles, if any (covered in a separate section on audit committee).

The Board of Sterlite Industries (India) Ltd. is presented with detailed notes along with the agenda papers. The Board periodically reviews the compliance status of all laws applicable to the Company as certified by all the departmental heads as well as steps taken by to rectify instances of non-compliances. The Board also reviews the minutes of the meetings of the Board of all unlisted subsidiaries.

Orientation and Training Programme

The Company follows a system of ‘Orientation Programme’ for any new director who joins on the Board of the Company. The concerned director is taken through an orientation process which includes plant visits and detailed presentation of the process and business of the Company, meeting with unit level and Senior Management team. During the year, Mr.A.R. Narayanaswamy was inducted as an Non Executive Independent Director of the Company who went through the orientation programme which included information / details about the Company from the date of incorporation of the Company, its growth, corporate actions, corporate acquisitions and plant visits to understand better the operational activities.

Code of Business Ethics and Conduct

The Company has a well defined and approved ‘Code of Business Ethics and Conduct’ (in short called as ‘Code of Conduct’ / ‘COC’) applicable to all Board members, Senior Management and employees of the Company. The code of business conduct and ethics was amended during the year to include applicable provisions of the U.K. Bribery Act,

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2010. The code of business ethics and conduct is available on the website of the Company, (www.sterlite-industries.com). All Board members and Senior Management personnel have affirmed compliance with the code of business ethics and conduct. The Chief Executive Officer (CEO) and the Whole-time Director and Chief Financial Officer (CFO) has also confirmed and certified the same (certification is enclosed at the end of this report).

Risk Management

The Company has adopted the Turnbull Risk Matrix framework for risk management. The matrix identifies all the major risk on stand alone basis that is applicable to the copper business. All the respective operating subsidiaries have their own risk management framework which is reviewed by their respective Board. During the year, the updated risk matrix was presented to the Audit Committee and Board members on the enterprise-wide risk management. The Company takes a very structured approach to the identification and quantification of each risk and has a comprehensive risk management framework. Risks are identified through a formal risk management programme with the active involvement of business managers, Senior management both at the entity level and corporate level. The Company maintains a risk register and matrix which is regularly reviewed. The overall risk management programme is reviewed by the audit committee on behalf of the Board. For further information of Company’s risk management framework and policy, please refer to the details stated in the Management discussion and Analysis.

Related Party Transactions

All the related party transactions are strictly done on arm’s length basis. The Company presents a detailed statement of all related party transactions before the Audit Committee on a quarterly basis, specifying the nature, value and terms and conditions of the transaction. Transactions with related parties are conducted in a transparent manner with the interest of the Company as utmost priority.

Attention of the Members is drawn to the disclosures of transactions with the related parties set out in Notes to Accounts forming part of the Annual Report.

Statutory Compliance, Penalties and Strictures

The Company has complied with the requirements of the Stock Exchanges / SEBI and Statutory Authority on all matters related to capital markets during the last three years. No penalties or strictures have been imposed on the Company by these authorities in the last three years.

Whistle-blower Policy

As part of Code of Conduct, the Company has a Whistle Blower Policy, where any instance of non-adherence to the Policy or any observed unethical behaviour is to be brought to the attention of the Head of Management Assurance Services. During the year, the concerns reported under this mechanism have been scrutinised and appropriate actions taken. It is also confirmed that no personnel has been denied access to the Audit Committee.

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Shares and Convertible Instruments Held by Non-Executive Directors

Table 2: Details of the shares and convertible instruments held by the Non-Executive Directors as on 31 March 2012

Name of the Director	Category	Number of shares held	Number of convertible instruments held
Mr. Anil Agarwal	Promoter	Nil	Nil
Mr. Sandeep Junnarkar	Independent	72000	Nil
Mr. Gautam Doshi	Independent	Nil	Nil
Mr. Berjis Desai	Independent	Nil	Nil
Mr. A.R. Narayanaswamy	Independent	Nil	Nil

COMMITTEES OF THE BOARD

The Board Committees focus on specific area and make informed / appropriate decisions within the authority delegated to each Committee guided by its charter, which defines the composition, scope, responsibilities and powers of the Committee. The Committee also make specific recommendations to the Board on various matters from time to time. All observations, recommendations and decisions are placed before the Board for information and their approval / consent.

Audit Committee

As on 31 March 2012, Sterlite’s Audit Committee consisted of Mr. Gautam Doshi, Chairman and Independent Director, Mr. A.R. Narayanaswamy Independent Director, Mr. Sandeep Junnarkar, Independent Director, and Mr. Berjis Desai, Independent Director. Mr. Gautam Doshi and Mr. A.R. Narayanswamy are the financial experts in the Audit Committee and all members of the Audit Committee have accounting and financial management knowledge and expertise.

The Committee met six (6) times during the course of the year on April 25 2011, July 25, 2011, September 22, 2011, October 24, 2011, January 23, 2012 and March 28, 2012. Table 3 gives attendance record.

Table 3: Attendance record of the Audit Committee for 2011-12

Name of Members	Category	Status	No. of Meetings
			Held	Attended
Mr. Gautam Doshi	Independent	Chairman	6	2
Mr. A. R Narayanaswamy (wef July 25, 2011)	Independent	Member	6	5
Mr. Sandeep Junnarkar	Independent	Member	6	6
Mr. Berjis Desai	Independent	Member	6	2

Note: During the year, Mr. A.R. Narayanaswamy was inducted in the Audit Committee and also appointed as the Chairman of the Audit Committee in the meeting held on July 25, 2011. Mr. Gautam Doshi was re-appointed as Chairman of Audit Committee w.e.f. January 23, 2012.

The Chief Executive Officer (CEO), the Whole-Time Director & Chief Financial Officer (CFO), Director Finance, Director-Management Assurance & IT, CEO-Copper

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Business, representatives of the Statutory Auditors and Internal Auditors and other officers of the Finance function are regularly invited by the Audit Committee to its meetings. The Company Secretary is the Secretary to the Committee.

The functions of the Audit Committee of the Company include the following:

1.	Oversight of the company’s financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible

2.	Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees

3.	Approval of payment to statutory auditors for any other services rendered by the statutory auditors.

4.	Reviewing, with the management, the annual financial statements before submission to the Board for approval, with particular reference to:

a)	Matters required to be included in the Director’s Responsibility Statement to be included in the Board’s report in terms of clause (2AA) of section 217 of the Companies Act, 1956.

b)	Changes, if any, in accounting policies and practices and reasons for the same.

c)	Major accounting entries involving estimates based on the exercise of judgment by management.

d)	Significant adjustments made in the financial statements arising out of audit findings.

e)	Compliance with listing and other legal requirements relating to financial statements.

f)	Disclosure of any related party transactions.

g)	Qualifications in the draft audit report.

5.	Reviewing, with the management, the quarterly financial statements before submission to the Board for approval.

5A	Reviewing, with the management, the statement of uses / application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilised for the purposes other than those stated in the offer document / prospectus / notice and the report submitted by the monitoring agency monitoring the utilisation of proceeds of a public or rights issue, and making appropriate recommendations to the Board to take up steps in this matter.

6.	Reviewing, with the management, performance of statutory and internal auditors, adequacy of the internal control systems.

7.	Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

8.	Discussion with internal auditors any significant findings and follow up thereon.

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9.	Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.

10.	Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

11.	Reviewing the company’s risk management policies and functioning of the Whistle Blower Mechanism.

12.	To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

12A	Approval of appointment of Chief Financial Officer (CFO) (i.e. the Whole Time Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience & background, etc. of the candidate.

13.	Reviewing any changes in the accounting policies or practices as compared to the last completed financial year and commenting on any deviation from the Accounting Standards.

14.	Carrying out any other function as is mentioned in the terms of reference of the Audit Committee.

The Audit Committee is empowered, pursuant to its terms of reference to:

a)	Investigate any activity within its terms of reference and to seek any information it requires from any employee.

b)	Obtain legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise, when considered necessary.

The Company has systems and procedures in place to ensure that the Audit Committee mandatorily reviews:

•	Management discussion and analysis of financial condition and results of operations.

•	Statement of significant related party transactions (as defined by the Audit Committee), submitted by management.

•	Management letters / letters of internal control weaknesses issued by the statutory auditors.

•	Internal audit reports relating to internal control weaknesses.

•	The appointment, removal and terms of remuneration of the chief internal auditor.

The Audit Committee of the Company reviews the financial statements of the subsidiary companies, during the year, the Audit Committee also reviewed the investments made by the subsidiary companies, minutes of the Board meeting of the subsidiary companies and statement of all significant transactions and arrangements entered into by the subsidiary companies. No Indian subsidiary of the Company falls under the term ‘material non-listed Indian subsidiary as defined under Clause 49 of the Listing Agreement.

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The Audit Committee is also appraised on information with regard to related party transactions by being presented with:

•	A statement in summary form of transactions with related parties in the ordinary course of business.

•	Details of material individual transactions with related parties which are not in the normal course of business.

•	Details of material individual transactions with related parties or others, which are not on an arm’s length basis along with management’s justification for the same.

Shareholders’ / Investors’ Grievances Redressal Committee

The Shareholders’ Grievance Redressal Committee of the Company reviews matters related Grievances of shareholders and investors. The Committee primarily focuses on review of investor complaints and its redressal, queries received from investors i.e. transfer of shares, issue of share certificates, non-receipt of Annual Report, non-receipt of declared dividends etc. and reviews the Report presented by the Share Transfer Agent of the Company. The Committee comprises of three members: Mr. Sandeep Junnarkar who is Chairman of the Committee, Mr. Berjis Desai and Mr. D. D. Jalan, Whole-time Director being the other members. The Committee met four (4) times during the year on April 25 2011, July 25 2011, October 24 2011 and January 23 2012. Table 4 gives the details of attendance.

Table 4: Attendance record of the Shareholders’ / Investors’ Grievances Redressal Committee for 2011-12

Name of Members	Category	Status	No. of Meetings
Mr. Sandeep Junnarkar	Independent	Chairman	4	4
Mr. Berjis Desai	Independent	Member	4	1
Mr. D. D. Jalan	Executive	Member	4	4

Nominations Governance and Remuneration Committee

The Company’s Remuneration Committee is responsible for recommending the fixation and periodic revision of remunerations (including commissions and/or incentives, etc.) of Whole-time Directors / Executive Directors. This is done after reviewing their performance based on pre-determined evaluation parameters and the Company policy of rewarding achievements and performance.

Payment of remuneration to the Executive Vice-Chairman, Managing Director and Whole-time Director is governed by the respective agreements executed between them and the Company and are governed by Board and shareholder’s resolutions. The remuneration structure comprises of salary, commission linked to profits, perquisites and allowances and retirement benefits (pension, superannuation and gratuity). Table 5 details the composition and attendance records of the Remuneration Committee.

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Table 5: Attendance record of the Remuneration Committee for 2011-12

Name of Members	Category	Status	No. of Meetings
			Held	Attended
Mr. Berjis Desai	Independent	Chairman	1	1
Mr. Gautam Doshi	Independent	Member	1	0
Mr. Anil Agarwal	Promoter, Non- executive	Member	1	1
Mr. A.R. Narayanaswamy (w.e.f. October 20, 2011)	Independent	Member	1	1

The details of such remuneration, including commission to non-executive Directors have been disclosed in Table 6.

Remuneration of Directors

Information on remuneration of directors during the year ended 31 March 2012 is set forth in Table 6 below.

Table 6: Remuneration paid or payable to Directors for the year ended March 31, 2012 and relationship with each other

Name of the Director	Relationship with other Directors[1]	Sitting Fees[2]	Salary and Perquisites	Provident and Superannuation Funds	Commission to non-executive directors / performance incentive for the executive directors[3]	Total in Rs	No. of Stock- holding options of the Holding Company[4]
Mr. Anil Agarwal	Brother of Mr. Navin Agarwal	NA	—	—	—	—	—
Mr. Navin Agarwal [5]	Brother of Mr. Anil Agarwal	NA	90937768	91,41,660	24,980,750	125060178	97,500
Mr. A.R. Narayanaswamy		200,000	—	—	11,25,000	13,25,000	—
Mr. Sandeep Junnarkar	None	280,000	—	—	15,00,000	17,80,000	—
Mr. Gautam Doshi	None	80,000	—	—	15,00,000	15,80,000	—
Mr. Berjis Desai	None	80,000	—	—	15,00,000	15,80,000	—
Mr. D. D. Jalan [7]	None	NA	26036792	19,41,863	59,80,750	33959405	27,500

Notes:

1.	Relationship determined on the basis of criteria of Section 6 of the Companies Act, 1956.
2.	Sitting fees are paid for Board level Committees like Audit Committee, Investors Grievance Committee and Remuneration Committee.
3.	Commission to Non-Executive Independent Directors is payable for the financial year ended March 31, 2012. With respect of Executive Directors (Mr. Navin Agarwal and Mr. D.D. Jalan), a performance based payment was made. The payment is based on both operational and financial performance of the Company.

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4.	The Company’s parent / ultimate holding Company, Vedanta Resources Plc has granted its stock options to Company’s Executive Directors. The fair value for the year in relation to option granted to Mr.Navin Agarwal is Rs.23,980,342 and Mr.D.D. Jalan is Rs. 7,045,536. The options have a vesting period of three years from the date of granting.
5.	Mr. Navin Agarwal’s service contract expired on 31st July 2008. It has been extended for a further period of 5 (five) years from 1st August, 2008 to 31st July 2013.
6.	The Company has not made any payments to M/s Junnarkar & Associates and J.Sagar and Associates, in which Mr. Sandeep Junnarkar and Mr. Berjis Desai respectively, are partners.
7.	Mr. D.D. Jalan was appointed as a Whole Time Director and service contract executed for a period of 2 (two) till December 23, 2010. It has been extended for a further period of two (2) years from December 24, 2010 to December 23, 2012.
8.	Information relating to the Remuneration paid or payable to the director does not include payment for gratuity which provided for employees on an overall basis.

Share / Debenture Transfer Committee

The Board of Directors have delegated the power to approve share / debenture transfers, transmission and consider split / consolidation requests to the Share / Debenture Transfer Committee. The Company’s Share / Debenture Transfer Committee were reconstituted with new members’ viz. Mr.P. Ramnath SIIL – CEO, Sterlite Copper, Mr. Sridhar Narasimhan Associate Vice President – Finance and Mr. Rajiv Choubey Company Secretary and Head Legal. The Share / Debenture Transfer Committee met Twelve times during the year.

Finance Standing Committee

The Finance Standing Committee consisted of Directors and Officials of the Company, namely Mr. Navin Agarwal, Mr. D. D. Jalan Mr.M.S. Mehta , Mr. Tarun Jain and Mr.C. Prabhakaran. The Charter of the Committee authorises on behalf of the Company, any changes in authorised signatories for banking operations, delegation of powers for day to day excise and sales tax matters, authorisation to specific employees for certain contractual obligations and such other delegations as may be required. The Committee met once during the year and other items were approved by circulation.

SUBSIDIARY COMPANIES

Clause 49 defines a ‘material non-listed Indian subsidiary’ as an unlisted subsidiary, incorporated in India, whose turnover or net worth (i.e. paid up capital and free reserves) exceeds 20% of the consolidated turnover or net worth respectively, of the listed holding company and its subsidiaries in the immediately preceding accounting year.

As on 31 March 2012, the Company has no such material non-listed subsidiaries.

MANAGEMENT

Management Discussion and Analysis

This annual report has a detailed chapter on Management Discussion and Analysis.

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Disclosures by Management to the Board

All disclosures relating to financial and commercial transactions where directors may have a potential interest are provided to the Board, and the interested directors do not participate in the discussion nor do they vote on such matters.

Disclosure of Accounting Treatment in Preparation of Financial Statements

Sterlite has followed the guidelines of accounting standards referred to in Section 211(3C) of the Companies Act, 1956 including Accounting Standard (AS)-30 on ‘Financial Instruments : Recognition and Measurement’ and Limited revision arising out of it in other Accounting Standards, issued by ‘The Institute of Chartered Accountants of India’.

Code of Prevention of Insider Trading Practices

In compliance with the SEBI regulation on prevention of insider trading, the Company has instituted a comprehensive code of conduct for its directors, management and officers. The code lays down guidelines, which advises them on procedures to be followed and disclosures to be made, while dealing with shares of company, and cautioning them of the consequences of violations. The code clearly specifies, among other matters, that the Directors and specified employees of the Company can trade in the shares of the Company only during ‘Trading Window Open Period’. The trading window is closed during the time of declaration of results, dividend and material events, etc. as per the Code. A yearly disclosure is taken from all the directors and Designated Employees of the Company.

The Company Secretary is the Compliance Officer.

CEO / CFO Certification

The CEO and CFO certification of the financial statements for the year is enclosed at the end of the report.

CORPORATE GOVERNANCE VOLUNTARY GUIDELINES 2009

The Ministry of Corporate Affairs introduced a set of voluntary guidelines called “Corporate Governance – Voluntary Guidelines 2009” for a good corporate governance practices to enhance companies’ value and stakeholders trust. The Company’s polices, practices, guidelines, Charters adopt to most of the elements of the Corporate Governance Voluntary Guidelines 2009.

SHAREHOLDERS

Appointment / Re-appointment of Directors

Profile of Mr. Anil Agarwal who retires by rotation is provided herewith.

Anil Agarwal

Anil Agarwal, who founded the Sterlite /Vedanta group in 1976, is our Chairman and was appointed to our board of directors in 1978. In addition to his role as Chairman he is also the Executive Chairman of Vedanta Resources Pl, UK. Mr. Agarwal was previously our Chairman and Managing Director and Chief Executive Officer from

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Corporate Governance Report, 2012

1980 until the expiration of his term in October 2004. Mr. Agarwal was also the Chief Executive Officer of Vedanta from December 2003 to March 2005. Mr. Agarwal has over 36 years of experience as an industrialist and has been instrumental in our growth and development since our inception. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal and the brother of Mr. Navin Agarwal.

Directorship

Public Companies

1. Sterlite Technologies Limited	Chairman
2. Vedanta Resources Plc, UK	Executive Chairman

Private / Section 25 Company
1. Anil Agarwal Foundation	Director – Under Section 25
of Companies Act, 1956

Berjis Minoo Desai

Berjis Minoo Desai is our Non-Executive Director and was appointed to our board of directors in January 2003. Mr. Desai is a solicitor and managing partner of Messrs J. Sagar Associates since April 2003 specializing in mergers and acquisitions, securities, financial and international business laws and international commercial arbitration. Mr. Desai has a Bachelor of Arts and a Bachelor of Law from the University of Mumbai and a Master of Law from the University of Cambridge, UK.

Directorship

Public Companies

1. The Great Eastern Shipping Company Limited	Director and Member – Audit & Shareholders Investors Grievance, Remuneration Committee
2. Praj Industries Limited	Director & Chairman – Audit Committee. Member – Remuneration Committee
3. Edelweiss Financial Services Limited	Director and Member – Audit & Shareholders Investors Grievance Committee
4. Adani Power Limited	Director
5. Deepak Nitritre Limited	Director
6. Himatsingka Seide Limited	Director
7. DCW Limited	Director
8. NOCIL Limited	Director and Chairman – Investor Grievance Committee
9. Greatship (India) Limited	Director and Member – Audit and Remuneration Committee
10. Emcure Pharmaceuticals Limited	Director & Member – Audit and Remuneration Committee

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Private / Section 25 Company

1. Centrum Fiscal Private Limtied	Director
2. Capricorn Studfarm Private Limited	Director
3. Capricorn Agrifarms & Developers Private Limited	Director
4. Equine Bloodstock Private Limited	Director
5. Sabre Partners India Advisors Private Limited	Director
6. Eden Realtors Private Limited	Director

A. R. Narayanaswamy

A. R. Narayanaswamy, non-executive and independent director and was appointed as additional director on the Board of Directors in July 2011. The appointment of Mr. Narayanaswamy will be confirmed at the forthcoming Annual General Meeting. He has over 35 years of experience as a Chartered Accountant. Mr. Narayanaswamy has a Bachelor of Commerce from the University of Mumbai. He is a member of the Institute of Chartered Accountants of India. He consults for companies in accounting, financial management and information technology areas across several industry verticals.

Directorship

Public Companies

1. Hindustan Zinc Limited	Director – Chairman of Audit & Investors’ Committee
2. Sterlite Technologies Limited	Director – Member of Audit & Investors’ Committee

Private / Section 25 Company

1. IBIS Softec Solutions (Private) Limited	Director
2. IBIS Logistics (Private) Limited	Director
3. IBIS Systems & Solutions (Private) Limited	Director

Communication to Shareholders

Sterlite Industries (India) Ltd. puts forth key information about the Company and its performance, including quarterly results, official news releases, and presentations to analysts, on its website www.sterlite-industries.com regularly for the benefit / information of the public at large.

During the year, the quarterly results of the Company’s performance have been published in leading newspapers such as ‘The Economic Times’ in English and in one of the local Tamil dailies, i.e. in the vernacular. Hence, they are not separately sent to individual shareholders. Sterlite, however, furnishes the quarterly and half-yearly results on receipt of a request from any shareholder.

Investor Grievances and Shareholder Redressal

The Company has appointed, M/s. Karvy Computershare Private Limited, as its

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Corporate Governance Report, 2012

Registrar and Share Transfer Agent, who are fully equipped to carry out share transfer activities and redress investor complaints. Company Secretary is the Compliance Officer for redressal of all shareholder’s grievances.

Disclosure on Materially Financial and Commercial Transactions with Senior Management

Disclosures on materially significant related party transactions i.e., transactions of the Company of material nature, with its Promoters, the Directors or the management, their relatives, or subsidiaries, etc. that may have potential conflict with the interests of the Company at large.

None of the transactions with any of the related parties were in conflict with the interest of the Company. Attention of members is drawn to the disclosures of transactions with related parties as set out in Notes to Financials – Note 57 forming part of the Financial Statement Annual Report.

General Body Meetings

Date, time and venue for the last three annual general meetings are given in Table 7 below.

Table 7: Details of last three Annual General Meetings

Financial year	Meeting	Date	Time	Venue	Special Resolutions Passed
2008-09	AGM	September 19, 2009	2.00 P.M.	Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai Bye-pass Road, T.V. Puram P.O. Tuticorin 628002, Tamil Nadu	Payment of Commission to the Non-Executive Directors of the Company for a period of five years w.e.f. 1 April 2009

2009-10	AGM	June 11, 2010	12.30 P.M.	Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai Bye-pass Road, T.V. Puram P.O. Tuticorin 628002, Tamil Nadu	None

2010-11	AGM	July 23, 2011	12.30 P.M.	Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai Bye-pass Road, T.V. Puram P.O. Tuticorin 628002, Tamil Nadu	Amend the end use of funds of the Rights Issue of Equity Shares pursuant to the Letter of Offer dated July 28, 2004

Postal Ballot

No resolution was passed during the financial year through Postal Ballot.

No resolution is proposed to be passed at the forthcoming Annual General Meeting through postal ballot.

Compliance

Mandatory Requirements

The Company is fully compliant with the applicable mandatory requirements of Clause 49.

STERLITE INDUSTRIES (INDIA) LIMITED

Corporate Governance Report, 2012

Non-Mandatory Requirements

The details of compliance of the non-mandatory requirements are listed below.

1. Chairman’s Office

The Company’s Chairman is a Non Executive Director and maintains the Chairman’s office at the Company’s expenses.

2. Remuneration Committee

Details of the composition and function of the Remuneration Committee are given in the section ‘Committees of the Board’.

3. Shareholder Rights – furnishing of half-yearly results

Details of the shareholder’s rights in this regard are given in the section ‘Communication to Shareholders’. The Company has also initiated and sends the quarterly financials results and press release to the registered e-mail addresses of the shareholders

4. Audit Qualifications

During the current financial year, there are no audit qualifications in the financial statements. The Company continues to adopt appropriate best practices in order to ensure unqualified financial statements.

5. Training of Board Member

The details have been provided in a separate section in the Report.

6. Mechanism for Evaluating Non-Executive Board Members

Based on the criteria of contribution, guidance, attendance and role played towards Company’s performance, the Independent Non Executive Board members are annually evaluated.

7. Whistle Blower Policy

The Company has a Whistle Blower Policy.

8. Auditor’s Certificate on Corporate Governance

The Company has obtained a Certificate from the Statutory Auditors regarding compliance of conditions of corporate governance, as mandated in Clause 49. The certificate is annexed to this report.

Additional Shareholder’s Information

In the year June 2007, the Company issued 150,000,000 and in July 2009, the Company issued 131,906,011 American Depository Shares (ADS), which are listed and traded in the New York Stock Exchange (NYSE) of which 104,604,802 were outstanding as on 31 March 2012. In the event of stock split of face value from Rs.2/- to Re.1/- each and Bonus in the ratio of 1:1 during the financial year 2010-2011, every four (4) equity

STERLITE INDUSTRIES (INDIA) LIMITED

Corporate Governance Report, 2012

shares represent one (1) ADR as on 31 March 2012. As of the year end there were 11 registered holders of the ADS’s. Citibank N.A., New York acts as the Depository for the ADS / ADR issued by the Company.

Annual General Meeting

Date:	Saturday, July 14, 2012
Time:	12.00 Noon.
Venue:	Tamira Niketan
SIPCOT Industrial Complex
Madurai Bye pass Road, T. V. Puram P.O.
Tuticorin 628 002, Tamil Nadu

Financial Calendar

01 April to 31 March.

The tentative financial calendar for the year ending 31 March 2013 is given below.

Board Meetings for considering the quarterly results for the first three quarters for the financial year ending 31 March 2013	Within 45 days from the end of each quarter

Board Meeting for considering audited results for the last quarter and for the financial year ending 31 March 2013	Within 60 days from the end of the financial year

Book Closure

The books will be closed from Wednesday, 27 June 2011 to Saturday, 30 June, 2012 (both days inclusive) as annual closure for the Annual General Meeting.

Dividend Date

The Board of Directors in their Meeting held on 24 October 2011 had approved payment of interim dividend of dividend of Re.1 per share on Equity Share of Re. 1 each, which was paid on November 3, 2011. The Board has recommended a Final Dividend of Re.1/- per share in their meeting held on April 25, 2012 taking the total dividend to Rs.2/- per equity share for the Financial year 2011-2012. The Final dividend of Re.1/- per share is subject to the approval by the shareholders at the ensuring Annual General Meeting

Table 8: Dividend History for past ten years:

Year of Dividend	Face Value	Dividend warrant dated	Percentage of dividend %	Paid per Share in Rs.	Dividend Amount (Rs in Crore)
2001-2002	Rs 5/-	04.10.2002	95	4.75	17.06
2002-2003	Rs 5/-	29.09.2003	110	5.50	19.76
2003-2004	Rs 5/-	01.10.2004	60	3.00	21.54
2004-2005	Rs 5/-	08.09.2005	60	3.00	32.93
2005-2006	Rs 2/-	25.09.2006	62.5	1.25	69.84

STERLITE INDUSTRIES (INDIA) LIMITED

Corporate Governance Report, 2012

2006-2007	Rs 2/-	11.12.2006	200	4.00	223.40
2007-2008	Rs.2/-	26.08.2008	200	4.00	283.40
2008-2009	Rs 2/-	24.09.2009	175	3.50	247.97
2009-2010	Rs 2/-	16.06.2010	187.50	3.75	315.15
2010-2011	Re.1/-	27.07.2011	110	1.10	369.73
2011-2012 (Interim)	Re.1/-	29.10.2011	100	1.00	336.12

Listing of Shares & ADRs on Exchanges alongwith the Stock Codes

Stock Exchanges	Code
Bombay Stock Exchange Limited Phironze Jeejeebhoy Towers, Dalal Street Mumbai – 400 001	500900

National Stock Exchange of India Limited Exchange Plaza, Bandra-Kurla Complex Bandra (East), Mumbai – 400 051	STER

For ADRs	Code	CUSIIP
New York Stock Exchange
20 Broad Street
New York, NY 100005	SLT	859737207
United States of America

The ISIN number (or demat number) for Equity Shares of the Company on both the depositories ie NSDL & CDSL is INE268A01049

All listing and custodial fees to the Stock Exchange and Depositories have been paid to the respective institutions.

Stock Data

Table 9 below gives the monthly high and low prices and volumes of Sterlite Industries (India) Ltd’s equity shares at Bombay Stock Exchange Limited (BSE), the National Stock Exchange Limited (NSE) and the New York Stock Exchange, US (NYSE) for the year 2011-12.

STERLITE INDUSTRIES (INDIA) LIMITED

Corporate Governance Report, 2012

Table 9: High and Low Prices, and Trading Volumes at the BSE and NSE

Month	Bombay Stock Exchange (BSE)			National Stock Exchange (NSE)			NYSE1
	High (Rs)	Low (Rs)	Volume (Nos.)	High (Rs)	Low (Rs)	Volume (Nos.)	High (US$)	Low (US$)	Volume (Nos.)
2011 April	189.50	169.45	1,42,59,344	190.00	169.40	5180857	16.60	14.91	846400
May	182.55	160.30	1,08,70,879	182.70	159.60	3793227	16.10	14.31	791200
June	174.10	150.05	92,91,370	174.15	150.00	3812757	15.61	13.58	715000
July	176.45	159.25	85,63,389	176.40	159.30	3455407	15.60	14.40	908700
August	162.70	120.80	2,25,44,172	162.55	120,75	6145258	14.73	10.45	1678000
September	141.40	113.00	2,07,45,200	141.45	112.75	6314948	12.08	9.21	1512800
October	136.20	103.70	1,92,32,835	136.75	103.65	6483425	10.91	8.46	1493000
November	125.70	98.20	1,89,16,009	125.00	98.00	5118717	10.29	7.64	1238200
December	111.00	86.10	2,49,04,903	111.15	86.15	5973210	8.55	6.64	1225400
2012 January	120.90	88.75	2,70,84,112	121.60	88.80	7362388	9.82	7.06	1202200
February	138.40	112.00	47,968,358	138.70	112.10	16013004	10.84	9.28	1837500
March	125.75	106.80	23,367,614	125.65	106.10	8424330	10.10	8.27	1284800

Stock Performance

Chart ‘A’ plots the movement of Sterlite’s shares adjusted closing prices compared to the BSE Sensex

Closing share price of Sterlite Industries and BSE Sensex / Nify has been indexed to base 100 on April 1, 2011.

Chart ‘B’ plots the movement of Sterlite’s shares adjusted closing prices compared to the NIFTY

STERLITE INDUSTRIES (INDIA) LIMITED

Corporate Governance Report, 2012

Chart ‘C’ plots the movement of Sterlite ADR and Dow, Nasdaq and S&P500 at NYSE

Share Transfer Agents and Share Transfer and Demat system

Sterlite executes share transfers through its share transfer agents, whose details are given below

Karvy Computershare Private Limited

Plot No. 17-24, Vittal Rao Nagar

Cyberabad, Madhapur, Hyderabad 500081

Tel.: +91-40-2342 0818

Fax: +91-40-4465 5000

Contact Person: Mr. K. S. Reddy

Email: einward.ris@karvy.com

STERLITE INDUSTRIES (INDIA) LIMITED

Corporate Governance Report, 2012

In compliance with the SEBI circular dated 27 December 2002, requiring share registry in terms of both physical and electronic mode to be maintained at a single point, Sterlite has established direct connections with National Securities Depositories Limited (NSDL) and Central Depository Services (India) Limited (CDSL), the two depositories, through its share transfer agent.

Shares received in physical form are processed and the share certificates are returned within stipulated time from the date of receipt, subject to the documents being complete and valid in all respects. The Company has, as per SEBI guidelines, offered the facility for dematerialized trading.

The Company’s equity shares are under compulsory dematerialized trading. Shares held in the dematerialized form are electronically traded in the Depository. The registrar and the share transfer agent of the Company periodically receives data regarding the beneficiary holdings, so as to enable them to update their records and send all corporate communications, dividend warrants, etc.

As on 31 March 2012, dematerialized shares accounted for 97.56 percent of total equity.

Reconciliation of Share Capital Audit Report

Pursuant to Clause 47 (c) of the Listing Agreement with the Stock Exchanges, certificate on half yearly basis, was issued by Mr. S Anand SS Rao, a Company Secretary, in Practice for due compliance of share transfer formalities by the Company. An audit was also carried by Mr. S Anand SS Rao to reconcile the total admitted capital with NSDL and CDSL and the total issued and listed capital. The audit confirms that the total issued / paid up capital is in agreement with the aggregate of the total number of shares in physical form and the total number of shares in dematerialized form (held with NSDL and CDSL).

The investor complaints is monitored on quarterly basis by Investor Grievances Committee. The Complaints are handled by Karvy Computer Share (P) Ltd. and the Company Secretary reviews the same. A snapshot of the same is given below in table 10.

Investor Complaints

Table 10: Number and nature / request of grievances for the year 2011-12

Sr .no	Nature of complaints / letters and correspondence	Received	Replied	Closing Balance
1	Share Transfers	111	111	—
2	Transmission of Shares / Deletion of the name of the share certificate	117	117	—
3	Change of Address / Updation of bank mandates / ECS / Updation of signature	652	652	—
4	Conversion into Remat & Demat	344	344	—
5	Issuance of duplicate share certificates	42	42	—

STERLITE INDUSTRIES (INDIA) LIMITED

Corporate Governance Report, 2012

6	Revalidation / mandate correction / revalidation of dividend / interest warrants	782	782	—
7	Clarification on share transfers	47	47	—
8	Clarification of shares	409	409	—
9	Non receipt of shares / new face value shares	285	285	—
10	Registration of Power of Attorney	1	1	—
11	Non receipt of dividend / interest	665	665	—
12	Non receipt of Annual Report for 2011 – 2012	58	58	—
13	Misc. requests / grievances	213	213	—
14	Complaints received through Stock Exchanges, SEBI and Ministry of Corporate Affairs	58	58	—

	Total	3784	3784	—

Shareholding Pattern

Table 11: Pattern of shareholding by ownership as on 31 March 2012

	No. of Equity Shares (Face value of shareholding Re.1/- each)	Shares held (%)
A. PROMOTERS HOLDING

PROMOTERS

Indian Promoters	120,787,719	3.59

Foreign Promoters (excluding ADS)	1,671,144,924	49.72

a) Banks, Financial Institutions, Insurance Companies (Central / State Govt. Institutions / Non-government, Institutions)	189,832,826	5.56

b) Foreign Institutional Investors (FII’s)	400,729,628	11.92

c) Foreign Direct Investment (FDI)	—	—

d) Mutual Funds (including UTI)	128,469,661	3.82

e) Private Corporate Bodies	189,235,932	5.63

f) Indian Public	146568177	4.36

g) NRI’s / OCB’s	6,100,332	0.18

h) Shares held by custodians against which Depository Receipts have been issued	418,419,208	12.45

Clearing Member	98,17,956	0.29

Trusts	72,135,479	2.15

Foreign Bodies – DR	7,965,692	0.24

Grand Total	3361207534	100.00%

Table 12: Top Ten shareholders (holding more than 1% of the capital) as on March 31, 2012

Name of Shareholder	No. of shares held	% to the paid up capital
Twins Star Holdings Limited	1671144924	49.72

Citibank N.A. NEW YORK, NYADR Department	418419208	12.45

The Madras Aluminium Company Limited	119750659	3.56

Life Insurance Company Limited	92183906	2.74

Bhadram Janhit Shalika	71014100	2.11

STERLITE INDUSTRIES (INDIA) LIMITED

Corporate Governance Report, 2012

ICICI Prudential Life Insurance Company Limited	52128605	1.55

Vanguard Emerging Markets Stock Index Fund, A series	24704782	0.73

LIC of India Market Plus – 1 Growth Fund	21406055	0.67

HDFC Standard Life Insurance Company Limited	22640058	0.64

Abu Dhabi Investment Authority – Gulab	17865244	0.53

HDFC Trustee Company Limited-HDFC Equity Fund	17937458	0.53

Table 13: Pattern of shareholding by share class as on 31 March 2012

Shareholding class	Number of shareholders	Number of shares held	Shareholding (%)
Up to 5,000	2,68,778	78842524	2.34

5,001 to 10,000	2,473	17722598	0.53

10,001 to 15,000	1,051	14994908	0.45

15,001 to 20,000	305	7510068	0.22

20,001 to 25,000	196	6922748	0.21

25,001 to 50,000	106	4811505	0.14

50,001 to 100,000	182	13104578	0.39

100,001 and above	535	2798879397	83.27

Equity shares underlying ADSs	1	418419208	12.45

Total	2,73,627	336,12,07,534	100.00

Details of public funding obtained in the last three years and outstanding warrants / ADSs and their implications on Equity.

Table 14: Details of public funding obtained during the last three years and its implication on paid up Equity Share Capital –

Financial Year	Amt. raised through Public Funding	Effect on paid up Equity Share Capital

2008-09	Nil	Nil

2009-10	Issue of 13,19,06,011 ADS’s, each representing one equity shares of face value Rs. 2 each	The number of paid up equity shares of the Company increased from 70,84,94,411 shares of Rs. 2 each to 84,04,00,422 shares of Rs. 2 each*

2009-10	Issue of foreign currency Convertible Notes to the tune of US$ 500 million with a maturity of 5 years and conversion price of US$ 23.33 per ADS. The conversion rate is 42.868 per US$ 10,00 principal amount outstanding on FCCNs	Assuming full conversion of FCCNs the number of ADS that arise would be 2,14,31,633

2010-11	Nil	Nil

*	The outstanding ADS as on 31 March 2012 is 104,604,802

Plant Locations

Division	Location
Copper Anodes (Smelter), Refinery, Continuous Cast Copper Rods	Tuticorin (Tamil Nadu)

STERLITE INDUSTRIES (INDIA) LIMITED

Corporate Governance Report, 2012

Division	Location

Copper Cathodes (Refinery) and Continuous Cast Copper Rods	Chinchpada (Silvassa, Union Territory of Dadra and Nagar, Haveli)

Continuous Cast Copper Rods	Piparia (Silvassa, Union Territory of Dadra and Nagar, Haveli)

Investor Correspondence Address

For shares held in physical form

Karvy Computershare Private Limited

Plot No. 17-24, Vittal Rao Nagar

Cyberabad, Madhapur, Hyderabad 500081

Tel.:    +91-40-2342 0818

Fax:    +92-40-4465 5000

Contact Person: Mr. K. S. Reddy

Email: einward.ris@karvy.com

For Shares held in dematerialised form To the Depository Participant

Compliance Officer for Investor Redressal

Mr. Rajiv Choubey, Company Secretary

Sterlite Industries (India) Ltd.

SIPCOT Industrial Complex

Madurai Bypass Road, T.V. Puram P.O.

Tuticorin 628 008, Tamil Nadu, INDIA

Tel.: +91-461- 4242 591

Fax: +91-461- 4242 829

Email: comp.sect@vedanta.co.in

Transfer of unclaimed dividend to Investor Education and Protection Fund (IEPF). As per the provisions of Sec. 205A(5) of the Companies Act, 1956 all unpaid / unclaimed for a period of seven years from the date of transfer to ‘Unpaid Dividend Account’ of the Company is credited to the Investor Education and Protection Fund.

(i)	Following table gives information relating to outstanding dividend accounts and due dates for claiming.

Financial Year	Date of declaration	Last date for claiming dividend	Amount outstanding as on 31 March 2012
2004-2005	08.09.2005	07.09.2012	11,33,332.50
2005-2006	25.09.2006	24.09.2013	20,04,373.00
2006-2007 (Interim and Final)	11.12.2006	10.12.2013	56,71,324.00
2007-2008	26.08.2008	25.08.2015	54,55,796.00
2008-2009	24.09.2009	23.09.2016	45,10,173.50
2009-2010	16.06.2010	15.06.2017	53,74,066.48
2010-2011	27.07.2011	26.07.2018	59,14,477.30
2011-2012(Interim)	29.10.2011	28.10.2018	58,31,573.00

STERLITE INDUSTRIES (INDIA) LIMITED

Corporate Governance Report, 2012

(ii)	Following amounts have been transferred to IEPF during the year.

Particulars	Date of Warrant	Due Date for transfer	Date of Transfer	Amount transferred in Rs.
2003-2004 (Dividend)	01.10.2004	29.10.2011	22.10.2011	11,60,451

For and on behalf of the Board of Directors

Anil Agarwal

Chairman

Place: Mumbai

Date: April 25, 2012

CEO and CFO Certification

We, M. S. Mehta, Chief Executive Officer and Mr. Din Dayal Jalan, Whole-time Director & Chief Financial Officer of Sterlite Industries (India) Ltd, to the best of our knowledge and belief, certify that:

1.	We have reviewed the Balance Sheet and Statement of Profit and Loss account, Cash Flow Statement and all its schedules etc. for the year ended March 31, 2012 and confirm that:

a)	Based on our knowledge and information, these statements do not contain any untrue statement of a material fact or omit to state a material fact or contain statements that might be misleading.

b)	Based on our knowledge and information, the financial statements, present in all material respects, a true and fair view of, the Company’s affairs and are in compliance with the existing accounting standards and / or applicable laws and regulations.

2.	To the best of our knowledge and belief, no transactions entered into by the Company during the period are fraudulent, illegal or violate the Company’s code of conduct.

3.	We are responsible for establishing and maintaining internal controls for financial reporting and we have evaluated the effectiveness of the internal control systems of the Company, and we have:

a)	designed such controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the Company’s disclosure, controls and procedures; and

STERLITE INDUSTRIES (INDIA) LIMITED

Corporate Governance Report, 2012

4.	We confirm that:

a)	There are no deficiencies in the design or operation of internal controls, which could materially adversely affect the Company’s ability to record, process, summarise and report financial data;

b)	There are no significant changes in internal controls during the period;

c)	All significant changes in accounting policies during the year have been disclosed in the notes to the financial statements; and

d)	There are no instances of significant fraud of which we are aware, that involves management or other employees who have a significant role in the Company’s internal controls system.

5.	We affirm that we have not denied any personnel, access to the Audit Committee of the company (in respect of matters involving alleged misconduct) and we have provided protection to ‘whistle blowers’ from unfair termination and other unfair or prejudicial employment practices.

Place: Mumbai	M S Mehta	Din Dayal Jalan
Date: April 25, 2012	Chief Executive Officer	Whole-time Director & CFO

Certification on Code of Conduct and Ethics by CEO of the Company

I, M. S. Mehta, Chief Executive Officer of Sterlite Industries (India) Ltd., hereby declare that:

The Company has obtained from all the members of the Board and Senior Management, affirmation that they have complied with the Code of Business Conduct and Ethics for Directors and Senior Management in respect of the financial year 2011-12.

Place: Mumbai	M. S. Mehta
Date: April 25, 2012	Chief Executive Officer

Certificate on Corporate Governance

To

The Members of Sterlite Industries (India) Limited

1.	We have examined the compliance of conditions of Corporate Governance by Sterlite Industries (India) Limited (the “Company”), for the financial year ended 31 March 2012, as stipulated in Clause 49 of the Listing Agreement of the said Company with the stock exchanges.

2.	The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to the review of the procedures and implementations thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor expression of opinion on the financial statement of the Company.

STERLITE INDUSTRIES (INDIA) LIMITED

Corporate Governance Report, 2012

3.	The Chairman of the Audit Committee could not attend the 36th Annual General Meeting of the Company held on 23rd July 2011 in view of the reason explained in the report on the Corporate Governance; however, the Vice Chairman of the Audit Committee was present.

4.	In our opinion and to the best of our information and according to the explanations given to us and based on the representations made by the directors and the management, we certify that the Company has complied in all material respect with the conditions of Corporate Governance as stipulated in Clause 49 of the Listing Agreement except as stated in paragraph 3 above.

5.	We state that such compliance is neither an assurance as to future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Chaturvedi & Shah	For Deloitte Haskins & Sells
Chartered Accountants	Chartered Accountants
(RegistrationNo:101720W)	(Registration No: 117366W)

R.KORIA	SHYAMAK R. TATA
Partner	Partner
Membership No.35629	Membership No. 38320

Place: Mumbai
Date: April 25, 2012

Secretarial Audit Report

I have examined the registers, records and documents of Sterlite Industries (India) Limited (“the Company”) for the financial year ended on March 31, 2012 according to the provisions of-

•	The Companies Act, 1956 and the Rules made under that Act;

•	The Depositories Act, 1996 and the Regulations and Bye-laws framed under that Act;

•	The Securities Contracts (Regulation) Act, 1956 (‘SCRA’), the Rules made under that Act.

•	The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 (‘SEBI Act’)

•	The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997; and amended Regulations, 2011;

•	The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992;

•	The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009;

•	The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999;

STERLITE INDUSTRIES (INDIA) LIMITED

Corporate Governance Report, 2012

•	The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008;

•

The Equity Listing Agreements with Bombay Stock Exchange Limited, National Stock Exchange of India Limited, New York Stock Exchange and Debt Listing Agreements with National Stock Exchange of India Limited and Bombay Stock Exchange Limited.

1.	Based on my examination and verification of the registers, records and documents produced to me and according to the information and explanations given to me by the Company, I report that the Company has, in my opinion, complied with the provisions of the Companies Act, 1956 (“the Act”) and the Rules made under the Act and the Memorandum and Articles of Association of the Company, with regard to:

(a)	maintenance of various statutory registers and documents and making necessary entries therein;

(b)	closure of the Register of Members / Debenture holders;

(c)	forms, returns, documents and resolutions required to be filed with the Registrar of Companies and Central Government;

(d)	service of documents by the Company on its Members, Debenture holders, Debenture Trustees, Auditors and the Registrar of Companies;

(e)	notice of Board meetings and Committee meetings of Directors;

(f)	the meetings of Directors and Committees of Directors including passing of resolutions by circulation;

(g)	the 36th Annual General Meeting held on July 23, 2011;

(h)	minutes of proceedings of General Meetings and of Board and its Committee meetings;

(i)	approvals of the Members, the Board of Directors, the Committees of Directors and government authorities, wherever required;

(j)	constitution of the Board of Directors / Committee(s) of Directors and appointment, retirement and re-appointment of Directors including the Managing Director and Whole-time Directors;

(k)	payment of remuneration to the Directors including the Managing Director and Whole-time Directors;

(l)	appointment and remuneration of Auditors and Cost Auditors;

(m)	transfers and transmissions of the Company’s shares and debentures, issue and allotment of shares and debentures and issue and delivery of original and duplicate certificates of shares and debentures;

(n)	payment of interest on debentures and redemption of debentures;

(o)	declaration and payment of dividends;

(p)	transfer of certain amounts as required under the Act to the Investor Education and Protection Fund;

(q)	borrowings and registration, modification and satisfaction of charges;

(r)	investment of the Company’s funds including inter corporate loans and investments and loans to others;

(s)	giving guarantees in connection with loans taken by subsidiaries and associate companies;

(t)	form of balance sheet the Act and Profit and Loss Account under the Act;

(u)	Board’s report;

(v)	contracts, common seal, registered office and publication of name of the Company; and

STERLITE INDUSTRIES (INDIA) LIMITED

Corporate Governance Report, 2012

(w)	generally, all other applicable provisions of the Act and the Rules made under that Act.

(x)	the Company has not accepted any fixed deposits and hence provisions of Sections 58A and 58AA and Rules framed thereunder are not applicable to the Company.

2.	I further report that:

(a)	the Directors have complied with the requirements as to disclosure of interests and concerns in contracts and arrangements, shareholdings / debenture holdings and directorships in other companies and interests in other entities;

(b)	the Directors have complied with the disclosure requirements in respect of their eligibility of appointment, their being independent and compliance with the code of Business Conduct & Ethics for Directors and Management Personnel;

(c)	the Company has obtained all necessary approvals under the various provisions of the Act; and

(d)	there was no prosecution initiated and no fines or penalties were imposed during the year under review under the Companies Act, SEBI Act, SCRA, Depositories Act, Listing Agreement and Rules, Regulations and Guidelines framed under these Acts against / on the Company, its Directors and Officers.

3.	I further report that the Company has complied with the provisions of the Depositories Act, 1996 and the Bye-laws framed thereunder by the Depositories with regard to dematerialisation / rematerialisation of securities and reconciliation of records of dematerialised securities with all securities issued by the Company.

4.	I further report that:

(a)	the Company has complied with the requirements under the Equity Listing Agreements entered into with the Bombay Stock Exchange Limited and the Debt Listing Agreements with National Stock Exchange of India Limited and Bombay Stock Exchange Limited;

(b)	the Company has complied with the provisions of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and Regulations 2011 including the provisions with regard to disclosures and maintenance of records required under the Regulations;

(c)	the Company has complied with the provisions of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 including the provisions with regard to disclosures and maintenance of records required under the Regulations;

(d)	the Company has complied with the provisions of the Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008.

Dr. K R Chandratre

Practicing Company Secretary

Certificate of Practice No. 5144

Date: April 25, 2012

Chaturvedi& Shah Chartered Accountants 714-715, Tulsiani Chambers 212, Nariman Point Mumbai 400 021	Deloitte Haskins & Sells Chartered Accountants 12, Dr. Annie Besant Road Opposite Shiv Sagar Estate Worli Mumbai 400 018

AUDITORS’ REPORT

TO,

THE MEMBERS OF

STERLITE INDUSTRIES (INDIA) LIMITED

1.

We have audited the attached Balance Sheet of ‘STERLITE INDUSTRIES (INDIA) LIMITED’ (“the Company”), as at 31st March, 2012, the Statement of Profit and Loss and also the Cash Flow Statement of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	As required by the Companies (Auditor’s Report) Order, 2003, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act 1956, we enclose in the Annexure a statement on the matters specified in the paragraphs 4 and 5 of the said order.

4.	Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

a)	We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

b)	In our opinion, proper books of account, as required by law, have been kept by the Company so far as appears from our examination of those books;

c)	The Balance Sheet, Statement of Profit and Loss and Cash Flow Statement dealt with by this report are in agreement with the books of account;

d)

In our opinion, the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956. Additionally, the Company has chosen to early adopt Accounting Standard 30, “Financial Instruments: Recognition and Measurement” and limited revisions arising out from the Announcement of the Institute of Chartered Accountants of India on 29th March, 2008 as stated in Note No.33;

e)

On the basis of the written representations received from the directors as on 31st March, 2012 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2012 from being appointed as a director in terms of Section 274(1)(g) of the Companies Act, 1956;

f)	In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2012;

(ii)	in the case of the Statement of Profit and Loss, of the profit of the Company for the year ended on that date; and

(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

For CHATURVEDI & SHAH Chartered Accountants (Registration No.: 101720W)	For DELOITTE HASKINS & SELLS Chartered Accountants (Registration No.: 117366W)

R. KORIA Partner Membership No. 35629	SHYAMAK R. TATA Partner Membership No. 38320

MUMBAI, 25th April, 2012

ANNEXURE TO THE AUDITORS’ REPORT

(Referred to in paragraph 3 of our report of even date)

(i)	In respect of its fixed assets:

(a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b)	The Company has a programme of physical verification of its fixed assets in a three year period which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. In accordance with such programme, the fixed assets were not due for verification by the Management during the year.

(c)	In our opinion and according to the information and explanations given to us, the Company has not made any substantial disposal of fixed assets during the year and going concern status of the Company is not affected.

(ii)	In respect of its inventories:

(a)	As explained to us, inventory has been physically verified during the year by the management at reasonable intervals.

(b)	In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c)	In our opinion, and according to the information and explanations given to us, the Company has maintained proper records of its inventories and no material discrepancies were noticed on physical verification.

(iii)	In respect of loans, secured or unsecured, granted or taken by the Company to/from companies, firms or other parties covered in the Register maintained under Section 301 of the Companies Act,1956, according to the information and explanations given to us:

(a)	The Company has granted loans to two parties during the year. At the year-end, the outstanding balances of such loans aggregated Rs. 6,551.36 Crore and the maximum amount involved during the year was Rs. 9,385.00 Crore.

(b)	In our opinion, the rate of interest and other terms and conditions of such loans are prima facie not prejudicial to the interest of the Company.

(c)	The loans given were not due for repayment at year end. In respect of payment of interest, these parties have been generally regular in payment.

(d)	The loans given were not due for repayment, therefore the question of overdue principal amount does not arise.

(e)	The Company has not taken any loans, secured or unsecured from companies, firms and other parties covered in the Register maintained under Section 301 of the Companies Act, 1956, hence provisions of clauses 4(iii)(f) and (g) of the Companies (Auditor’s Report) Order, 2003 are not applicable.

(iv)	In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchases of inventory and fixed assets and for the sale of goods and services. During the course of our audit, we have not observed any continuing failure to correct major weakness in such internal control system.

(v)	In respect of contracts or arrangements entered in the Register maintained in pursuance of Section 301 of the Companies Act, 1956, to the best of our knowledge and belief and according to the information and explanations given to us:

(a)	The particulars of contracts or arrangements referred to in Section 301 that needed to be entered in the Register maintained under the said Section have been so entered.

(b)	Where transaction exceeds the value of Rs.5 Lakh in respect of each party during the year, the transactions have been made at prices which appear reasonable as per information available with the Company.

(vi)	In our opinion and according to the information and explanations given to us, the Company has not accepted any deposit from the public and hence directives issued by the Reserve Bank of India and the provisions of section 58A and 58AA of the Companies Act, 1956 and rules framed there under are not applicable for the year under audit.

(vii)	In our opinion, the Company has an adequate internal audit system commensurate with the size and nature of its business.

(viii)	We have broadly reviewed the cost records maintained by the Company pursuant to the Companies (Cost Accounting Records) Rules, 2011 prescribed by the Central Government under Section 209 (1) (d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed cost records have been maintained. We have, however, not made a detailed examination of the cost records with a view to determine whether they are accurate or complete

(ix)	According to the information and explanations given to us, and the records of the Company examined by us:

a)	The Company has been regular in depositing with appropriate authorities undisputed statutory dues, including Provident Fund, Investor Education and Protection Fund, Employees’ State Insurance, Income-tax, Sales-tax, Wealth tax, Service Tax, Custom Duty, Excise Duty and any other material statutory dues applicable to it.

b)	There were no undisputed amounts payable in respect of Income Tax, Sales Tax, Wealth Tax, Excise Duty and other material statutory dues in arrears as at 31st March, 2012 for a period of more than six months from the date they became payable, except Rs. 1.01 Crore in respect of Investor Education and Protection Fund, which is held in abeyance due to pending legal case and Rs.3.96 Crore in respect of Custom Duty, which is pending further appeal by the Company.

c)	Details of dues of Income-tax, Sales Tax, Wealth Tax, Service Tax, Custom Duty and Excise Duty which have not been deposited as on 31st March, 2012 on account of disputes are given below:

Name of the Statute	Nature of the dues	Forum where dispute is pending	Period to Which amount relates	Amount Involved (Rs in crore)
Income Tax Act, 1961	Income Tax	Commissioner of Income Tax (Appeals)	2000-01	0.83
		Income Tax Appellate Tribunal	2002-03	0.10
		Income Tax Appellate Tribunal	2003-04	30.36

Finance Act, 1994	Service Tax	Commissioner Central Excise (Appeals)	2005-06 to 2006-07	0.03
		Custom Excise Service Tax Appellate Tribunal	2006-07 to 2008-09	2.79

Central Excise Act, 1944	Excise Duty	Custom Excise Service Tax Appellate Tribunal	1993-1994 to 2007-08	30.21
		Commissioner Central Excise (Appeals)	2001-02 & 2008-09	0.12
		High Court	1995-96 & 1996-97	0.04

Tamil Nadu General Sales-Tax Act, 1959	Sales Tax	High Court	1997-98 & 1998-99	2.05

Central Sales Tax, 1956	Sales Tax	High Court	1996-97 to 2000-01	2.21

Tamil Nadu VAT Act, 2007	Sales Tax	High Court	2006-07	3.01

Customs Act, 1962	Custom Duty	Custom Excise Service Tax Appellate Tribunal	2004-05	6.23

Tamil Nadu Tax and Consumption or Sale of Electricity Act, 2003	Generation Tax	High court	2003-2004 to 2008-2009	15.46

Total				93.44

(x)	The Company does not have accumulated losses at the end of financial year. It has not incurred any cash losses during the financial year covered by the audit and in the immediately preceding financial year.

(xi)	In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.

(xii)	According to the information and explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debenture and other securities.

(xiii)	In our opinion, the Company is not a chit fund, a nidhi or a mutual benefit fund/ society. Therefore, the provisions of clause 4 (xiii) of the Companies (Auditor’s Report) Order 2003 are not applicable.

(xiv)	In our opinion and according to the information and explanations given to us, the Company is not a dealer or trader in shares, securities, debentures & other investments. The Company has maintained proper records of transactions and contracts in respect of shares, securities, debentures and other investments and timely entries have been made therein. All shares, securities, debentures and other investments have been held by the Company in its own name.

(xv)	According to the information and explanations given by the management, the Company has given guarantees for loans taken by others from banks and financial institutions as mentioned in Note no.55 (II) (b ). The guarantees outstanding as at year end are for subsidiary companies and an associate company, which according to the information and explanations given to us, are prima facie not prejudicial to the interest of the Company.

(xvi)	According to the information and explanations given to us, no term loans were raised during the year by the Company and therefore the question of utilization for stated purpose does not arise.

(xvii)

On the basis of review of utilization of funds, which is based on overall examination of the Balance Sheet of the Company as at 31st March, 2012, related information as made available to us and as represented to us by the Management, we are of the opinion that funds raised on short-term basis have not prima facie been used during the year for long-term investment.

(xviii)	During the year the Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Companies Act, 1956.

(xix)	The Company has not issued any secured debentures during the year under audit.

(xx)	We have verified the end use of moneys raised by right issues of equity shares and the same has been disclosed in Note no.43.

(xxi)	According to the information and explanations given by the management, we report that no material fraud on or by the Company has been noticed or reported during the course of our audit.

For CHATURVEDI & SHAH Chartered Accountants (Registration No.: 101720W)	For DELOITTE HASKINS & SELLS Chartered Accountants (Registration No.: 117366W)
R. KORIA Partner Membership No. 35629	SHYAMAK R. TATA Partner Membership No. 38320
MUMBAI, 25th APRIL, 2012

Sterlite Industries (India) Limited

Balance Sheet as at March 31, 2012

				(Rs in Crore)

Particulars	Notes		As at March 31, 2012	As at March 31, 2011
I. EQUITY AND LIABILITIES

1 Shareholders’ funds
Share capital	3	336.12		336.12
Reserves and surplus	4	24,401.26		22,892.78

			24,737.38	23,228.90
2 Non-current liabilities
Long-term borrowings	5	2,280.98		2,133.65
Deferred tax liabilities (Net)	6	320.76		432.86

			2,601.74	2,566.51
3 Current liabilities
Short-term borrowings	7	3,049.25		3,605.76
Trade payables	8	2,453.62		2,930.24
Other current liabilities	9	878.71		353.20
Short-term provisions	10	581.34		593.97

			6,962.92	7,483.17

TOTAL			34,302.04	33,278.58

II. ASSETS
Non-current assets
1 Fixed assets	11
(i) Tangible assets		1,389.32		1,455.76
(ii) Intangible assets		9.76		11.45
(iii) Capital work-in-progress		801.44		419.48
(iv) Intangible assets under development		2.27		0.74

		2,202.79		1,887.43

Non-current investments	12	6,810.85		3,142.41
Long-term loans and advances	13	980.47		1,089.13

			9,994.11	6,118.97
2 Current assets
Current investments	14	1,726.12		3,095.44
Inventories	15	2,529.07		3,189.87
Trade receivables	16	519.86		797.98
Cash and cash equivalents	17	1,975.98		1,891.28
Short-term loans and advances	18	17,447.52		18,082.72
Other current assets	19	109.38		102.32

			24,307.93	27,159.61

TOTAL			34,302.04	33,278.58

The accompanying notes are forming part of the financial statements

As per our report of even date		For and on behalf of the Board of Directors
For Chaturvedi & Shah	For Deloitte Haskins & Sells	Navin Agarwal	M.S.Mehta
Chartered Accountants	Chartered Accountants	Executive Vice Chairman	Chief Executive Officer
R. Koria	Shyamak R. Tata	D.D. Jalan	Rajiv Choubey
Partner	Partner	Whole Time Director &	Company Secretary
Chief Financial Officer
Place : Mumbai
Dated : April 25, 2012

Sterlite Industries (India) Limited

Statement of Profit and loss for the year ended March 31, 2012

			(Rs in Crore)

Particulars	Notes	Year ended March 31, 2012	Year ended March 31, 2011
I. Revenue from operations (Gross)		19,051.05	16,266.74
Less: Excise duty		958.99	959.60

Revenue from operations (Net)	20	18,092.06	15,307.14
II. Other income	21	2,247.68	1,628.92

III. Total Revenue (I + II)		20,339.74	16,936.06

IV. Expenses:
Cost of materials consumed	22	16,094.40	13,959.50
Purchases of Stock-in-Trade	23	12.07	17.20
Changes in inventories of finished goods, work-in-process and stock-in-trade	24	(68.97)	(296.00)
Employee benefits expense	25	92.09	88.05
Finance costs	26	597.46	317.02
Depreciation and amortization expense		162.46	152.65
Other expenses	27	1,019.07	823.51

Total expenses		17,908.58	15,061.93

V. Profit before exceptional items and tax (III-IV)		2,431.16	1,874.13
VI. Exceptional items	28	423.32	—

VII. Profit before tax (V-VI)		2,007.84	1,874.13
VIII. Tax expense:	29
Current tax		449.31	385.37
Deferred tax		(98.95)	69.05

IX Profit for the year (VII-VIII)		1,657.48	1,419.71

X Earnings per equity share:	30
(1) Basic		4.93	4.22
(2) Diluted		4.93	3.81

The accompanying notes are forming part of the financial statements

As per our report of even date		For and on behalf of the Board of Directors
For Chaturvedi & Shah	For Deloitte Haskins & Sells	Navin Agarwal	M.S. Mehta
Chartered Accountants	Chartered Accountants	Executive Vice Chairman	Chief Executive Officer
R. Koria	Shyamak R. Tata	D.D. Jalan	Rajiv Choubey
Partner	Partner	Whole Time Director &	Company Secretary
Chief Financial Officer
Place : Mumbai
Dated : April 25, 2012

STERLITE INDUSTRIES (INDIA) LIMITED

CASH FLOW STATEMENT

	Year Ended March 31, 2012 (Rs in Crore)		Year Ended March 31, 2011 (Rs in Crore)
A. Cash flow from Operating Activities
Net profit before tax as per Statement of Profit and Loss		2007.84		1,874.13
Adjusted for:
- Exceptional Items	423.32		—
- Depreciation and Amortisation expenses	162.46		152.65
- Dividend Income	(775.45)		(181.93)
- Interest Income	(1,120.30)		(923.92)
- Finance Costs	597.46		317.02
- Provision for doubtful advances	15.80		3.28
- Unclaimed Liabilities written back	(0.30)		(1.37)
- Net gain on Sale of Current Investment	(55.78)		(49.51)
- Loss on Sale / Discarding of Assets (Net)	3.26		1.38
- Bad Debts and advances Written Off	—		16.00
- Unrealised exchange Loss/(Gain) (Net)	306.01		(107.74)
- Corporate Guarantee – Fair value	(17.91)		—
- Gain on Mark to market of Current Investments	—		(90.12)
- Wealth tax	0.16		0.16
- Gain on fair valuation of embedded derivatives	(245.53)	(706.80)	(320.59)	(1,184.69)

Operating profit before working capital changes		1301.04		689.44
Adjusted for:
- Trade and other receivables	61.70		(840.91)
- Inventories	660.80		(1195.82)
- Trade and other payables	(349.03)		2048.46
		373.47		11.73

Cash generation from operations		1,674.51		701.17
Direct taxes paid / Refund received		(385.93)		(396.45)

Net cash flow from/(used in) Operating Activities		1,288.58		304.72

B. Cash flow used in Investing Activities
Purchase of Fixed Assets		(452.37)		(488.09)
Sale of Fixed Assets		5.52		0.35
Purchase of Current Investments		(36,862.87)		(81,382.51)
Sale of Current Investments		38,287.98		86,189.46
Redemption/(Investment) of debentures & Equity Shares in subsidiaries		(52.51)		66.38
Loans to related parties		(3,588.58)		(6,300.06)
Loans repaid by related parties		1,773.02		5,801.85
Interest Received		813.80		868.75
Dividend Received on Investments		775.45		181.93
Loan to Subsidiary to facilitate acquisition of new companies		—		(5,750.35)
Bank balances not considered as Cash and cash equivalents
- Placed		(1,574.97)		(1,900.62)
- Matured		1,819.26		2,270.26

Net cash flow from/(used in) Investing Activities		943.73		(442.65)

C. Cash flow from Financing Activities
Share issue expenses (net)		—		(1.59)
Finance costs paid		(492.43)		(242.05)
Proceeds from long term borrowings		—		11.31
Repayment of long term borrowings		(21.37)		(71.00)
Short term borrowings (Net)		(625.20)		784.47
Margin money		(16.23)		—
Dividend paid		(765.37)		(370.35)

Net Cash flow from/(used in) Financing Activities		(1920.60)		110.79

Net Increase/(decrease) in Cash and cash equivalents		311.71		(27.14)
Cash and cash equivalents at the beginning of the year		68.82		95.96
Balance in SOVL taken over in Amalgamation		0.03		—

Cash and cash equivalents at the end of the year		380.56		68.82
Add: Bank balances not considered as Cash and cash equivalents		1,595.42		1822.46

Closing balance of Cash and cash equivalents as per note 17		1,975.98		1,891.28

1)	The figures in bracket indicates outflow.

2)	During the year 2011-12 short term loans of Rs. 3,000 Crore to associate company has been converted into 9% cumulative redeemable preference shares for a period of 10 years and the same has been considered as non cash item.

The accompanying notes are forming part of the financial statements
As per our report of even date		For and on behalf of the Board of Directors

For Chaturvedi & Shah	For Deloitte Haskins & Sells	Navin Agarwal	M.S.Mehta
Chartered Accountants	Chartered Accountants	Executive Vice Chairman	Chief Executive Officer

R.Koria	Shyamak R. Tata	D.D. Jalan	Rajiv Choubey
Partner	Partner	Whole Time Director &	Company Secretary
Chief Financial Officer

Place : Mumbai
Dated : April 25, 2012

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

1. Company Overview

Sterlite Industries (India) Limited (SIIL) is engaged in non-ferrous metals in India. SIIL was incorporated on September 8, 1975 under the laws of the Replublic of India and has its registered office at Tuticorin, Tamilnadu. SIIL’s shares are listed in National Stock Exchange and Bombay Stock Exchange in India. In 2007, SIIL completed its initial public offering of American Depository Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange. In July 2009, SIIL completed its follow-on offering of ADS.

SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”) which is in turn a wholly-owned subsidiary of Vedanta Resources Plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange Plc. Twin Star held 54.64% of SIIL’s equity as at March 31, 2012.

The Company’s copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin, Tamilnadu and a refinery and two copper rod plants at Silvassa in the Union Territory of Dadra and Nagar Haveli.

2. Statement of significant accounting policies :

(a)	Basis of Accounting :

The Financial Statements are prepared as a going-concern under historical cost convention on an accrual basis and in accordance with the Companies Act, 1956 except those items covered under “Accounting Standard – 30” on “Financial instruments : Recognition and Measurement” which have been measured at their fair value . Accounting policies not stated explicitly otherwise are consistent with generally accepted accounting principles.

(b)	Use of Estimates :

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and the estimates are recognised in the period in which the results are known/materialized.

(c)	Borrowing Cost :

Borrowing Cost attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the date when such assets are ready for intended use. Other borrowing costs are charged as expense in the year in which they are incurred.

(d)	Fixed Assets :

Fixed Assets are stated at cost (net of Modvat/Cenvat/Value Added Tax) less accumulated depreciation and impairment loss.

(e)	Expenditure During Construction Period :

All pre-operative project expenditure (net of income accrued) incurred upto the date of commercial production is capitalised.

(f)	Depreciation :

(i)	Depreciation has been provided on Fixed Assets on straight line method at the rates and in the manner specified in Schedule XIV to the Companies Act, 1956, except in respect of additions arising on account of Insurance spares, on additions/extensions forming an integral part of existing plants and on the revised carrying amount of the assets identified as impaired on which depreciation has been provided over residual life of the respective fixed assets.

(ii)	Amortisation of leasehold land and buildings has been done in proportion to the period of lease.

(iii)	Fixed Assets where ownership vests with the Government/Local authorities are amortised at the rates of depreciation specified in Schedule XIV to the Companies Act, 1956.

(g)	Intangible Assets :

Intangible Assets are stated at cost of acquisition less accumulated amortisation. Technical know-how is amortised over the useful life of the underlying plant. Amortisation is done on straight line basis. Software is amortised on Straight Line basis over the useful life of the asset or 5 years which ever is earlier.

(h)	Investments :

(i)	Investments are classified as investments in Subsidiaries (valued at cost), Associates (valued at cost except for investments in redeemable cumulative preference shares of associate which are at amortised cost), Available for Sale , Held for Trading and Held To Maturity within the meaning of Accounting Standard 30 on “Financial Instruments: Recognition and measurement” read with the limited revisions of Accounting Standard 21 on Consolidated Financial Statements & Accounting Standard 23 on Accounting for Investments in Associates.

(ii)	Investments are recorded as Long Term Investments unless they are expected to be sold within one year. Investments in subsidiaries and associates are valued at cost except for investments in redeemable cumulative preference shares of associate which are at amortised cost less any provision for impairment. Investments are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable.

(iii)	Investments classified as Available for Sale are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealised gains/losses on such investments are recognised directly in Investment Revaluation Reserve Account. At the time of disposal, derecognition or impairment of the investments, cumulative gain or loss previously recognised in the Investment Revaluation Reserve Account is recognised in the Statement of Profit and Loss.

(iv)	Investments classified as Held for Trading that have a market price are measured at fair value & gain/loss arising on account of fair valuation is routed through Statement of Profit and Loss and those that do not have a market price and whose fair value cannot be reliably measured are carried at cost.

(v)	Investments classified as Held to Maturity are measured at amortised cost using an effective interest rate method.

(i)	Inventories :

(i)	Inventories are valued at lower of cost or net realisable value except for scrap and by-products which are valued at net realisable value.

(ii)	Cost of inventories of finished goods and work-in-process includes material cost, cost of conversion and other costs.

(iii)	Cost of inventories of raw material and material cost of finished goods and work-in-process is determined on First In First Out (FIFO) basis except Rock phosphate and stores and spare parts which are valued at weighted average cost.

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

(j)	Premium on Redemption of Debentures :

Premium on redemption of debentures is provided for on an accrual basis and charged to Statement of Profit and Loss using an effective interest rate method.

(k)	Foreign Currency Transactions :

(i)	Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing on the date of the transaction.

(ii)	Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are hedged by derivative instruments, the valuation is done as per “Accounting Standard – 30”, Financial Instruments: Recognition and Measurement” read with accounting policy on derivative instruments. The fair value of foreign currency contracts are calculated with reference to current forward exchange rates for the contracts with similar maturity profile.

(iii)	Non monetary foreign currency items are carried at cost.

(iv)	Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Statement of Profit and Loss except in respect of long term Foreign Currency monetary Items which are not covered by Accounting Standard (AS 30) on “Financial instruments; Recognition and Measurement” relatable to acquisition of depreciable fixed assets, such difference is adjusted to the carrying cost of the depreciable fixed assets. In respect of other long term Foreign Currency Monetary items, the same is transferred to “Foreign Currency Monetary Translation Difference Account” and amortised over the balance period of such long term Foreign Currency Monetary items but not beyond March 31, 2020.

(l)	Issue expenses

Expenses of Debenture/Bond/Floating Rate Note issues are charged to Statement of Profit and Loss using an effective interest rate method. Expenses related to equity & equity related instruments are adjusted against the security premium account.

(m)	Employee Benefits

(i) Short term employee benefits are recognised as an expense at the undiscounted amount in the Statement of Profit and Loss of the year in which the related service is rendered. Provision for compensated absences to employees is on actual basis for the portion of accumulated leave which an employee can encash.

(ii) Post employment and other long term employee benefits are recognised as an expense in the Statement of Profit and Loss for the year in which the employee has rendered services. The expense is recognised at the present value of the amounts payable determined using actuarial valuation techniques. Actuarial gains and losses in respect of post employment and other long term benefits are charged to the Statement of Profit and Loss.

(n)	Revenue Recognition

(i) Revenue is recognised only when it can be reliably measured and it is reasonable to expect ultimate collection. Revenue from operations includes sale of goods, services, scrap, excise duty, export incentives and are net of sales tax/Value Added Tax, rebates and discounts. Dividend income is recognised when right to receive the payment is established by the Balance Sheet Date. Interest income is recognised on time proportion basis taking into account the amount outstanding and rate applicable.

(o)	Export incentives :

Duty drawback is recognised at the time of exports and the benefits in respect of advance license received by the company against export made by it are recognised as and when goods are imported against them .

(p)	Import of copper concentrate and sale of copper and slime :

In accordance with the prevailing international market practice, purchase of Copper Concentrate and sale of Copper and Slimes are accounted for on provisional invoice basis pending final invoice in terms of Purchase Contract/Sales Contract respectively. The cases where quotational period price are not finalised as at the year end are restated at forward LME/LBMA rates as on the date of year end and adjustments are made based on the metal contents as per laboratory assessments done by the company pending final invoice.

(q)	Derivative Instruments :

In order to hedge its exposure to foreign exchange, interest rate and commodity price risks, the company enters into forward, option, swap contracts and other derivative financial instruments. The company neither hold nor issue any derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent balance sheet dates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Statement of Profit and Loss. The hedged item is recorded at fair value and any gain or loss is recorded in the Statement of Profit and Loss and is offset by the gain or loss from the change in the fair value of the derivative.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and are determined to be an effective hedge are recorded in Hedging Reserve account. Any cumulative gain or loss on the hedging instrument recognised in Hedging Reserve is kept in Hedging Reserve until the forecast transaction occurs. Amounts deferred to Hedging Reserve are recycled in the Statement of Profit and Loss in the periods when the hedged item is recognised in the Statement of Profit and Loss or when the portion of the gain or loss is determined to be an in-effective hedge.

Derivative financial instruments that do not qualify for hedge accounting are marked to market at the balance sheet date and gains or losses are recognised in the Statement of Profit and Loss immediately. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in Hedging Reserve is transferred to net profit or loss for the year.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the Statement of Profit and Loss.

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

(r)	Convertible notes

Convertible notes issued in foreign currency are convertible at the option of the holder into ordinary shares of the Company as per the terms of the issue. Conversion option which is not settled by exchanging a fixed amount of cash for a fixed number of shares is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is recognized initially at the difference between the fair value of the note and the fair value of the conversion option. Directly attributable costs are allocated to the liability component and the conversion option in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The conversion option is subsequently measured at fair value at each reporting date, with changes in fair value recognized in the Statement of Profit and Loss. The conversion option is presented together with the related liability.

(s)	Taxation

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961. Deferred tax resulting from “timing differences” between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is reasonable/virtual certainty that asset will be realised in future.

(t)	Impairment of Assets:

The carrying amount of assets are reviewed at each Balance Sheet date if there is any indication of impairment based on internal/external factors. An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is recognised in the Statement of Profit and Loss where the carrying amount of an asset exceeds its recoverable amount. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

(u)	Provision, Contingent Liabilities and Contingent assets:

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognised but are disclosed in the Financial Statements. Contingent Assets are neither recognised nor disclosed in the financial statements.

(v)	Segment Reporting

The Company identifies primary business segment based on the different risks and returns, the organization structure and the internal reporting systems. The operating segments are the segments for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by the Board of Directors in deciding how to allocate resources and in assessing performance.

The accounting policies adopted for segment reporting are in line with the accounting policies of the Company. Segment revenue, segment results, segment assets and segment liabilities have been identified to segments on the basis of their relationship to the operating activities of the segment.

Inter-segment revenue is accounted on the basis of transactions which are primarily determined based on market / fair value factors.

Revenue, expenses, assets and liabilities which relates to the Company as a whole and are not allocable to segments on reasonable basis have been included under “unallocated revenue / results / assets /liabilities”.

(w)	Cash Flow Statement

Cash flows are reported using indirect method, whereby profit/(loss) before extraordinary items and tax is adjusted for the effects of transactions of non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from operating, investing and financing activities of the Company are segregated based on the available information.

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

Note 3 – Share Capital

Particulars	As at March 31, 2012		As at March 31, 2011
	Number	(Rs in Crore)	Number	(Rs in Crore)
Authorised
Equity Shares of Re.1/- (Previous year Re.1/-) each	500,00,00,000	500.00	500,00,00,000	500.00

Issued, subscribed and paid up
Equity Shares of Re.1/- (Previous year Re.1/-) each	3,361,207,534	336.12	336,12,07,534	336.12
Less: Unpaid Allotment Money/Calls in Arrears (other than Directors)	11,790		11,790
(Current year Rs.11,790) (Previous year Rs.11,790)

Total		336.12		336.12

i)	Reconciliation of number of Equity Shares and amount outstanding

Particulars	As at March 31, 2012		As at March 31, 2011
	Number	(Rs in Crore)	Number	(Rs in Crore)
Shares outstanding at April 1, 2011	3,361,207,534	336.12	840,400,422	168.08
Shares Issued during the year – Split	—	—	840,400,422	—
Shares Issued during the year – Bonus	—	—	1,680,406,690	168.04
Shares outstanding at March 31, 2012	3,361,207,534	336.12	3,361,207,534	336.12
				—

ii)	1,671,144,924 (Previous year 1,671,144,924) equity Shares are held by Twinstar Holdings Limited, the holding company (Excluding shares against which ADRs are issued).

119,750,659 Equity Shares (Previous year 102,453,600) are held by The Madras Aluminium Company Limited, fellow subsidiary. Vedanta Resources Plc is the ulitmate holding company and doesnot hold any equity shares of the company.

iii)	Details of Shareholders holding more than 5% shares in the company

Name of Shareholder	As at March 31, 2012		As at March 31, 2011
	No. of Shares held	% of Holding	No. of Shares held	% of Holding
Twinstar Holdings Limited	1,671,144,924	49.72%	1,671,144,924	49.72%
CITI Bank N.A. New York	418,419,208	12.45%	437,090,736	13.00%
(American depository shares held as depository)

iv)	Aggregate number of bonus shares allotted during the period of five years immediately preceeding March 31, 2012

Particulars	2010-11
Equity shares alloted as fully paid up by way of bonus shares	1,680,406,690

v)	Other disclosures

(a) The company has one class of equity shares having a par value of Re.1 per share. Each shareholder is eligible for one vote per share held. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting, except in case of interim dividend. In the event of liquidation of company, the holders of equity shares will be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts, in proportion to their shareholding.

(b) ADS shareholders do not have right to attend the General meeting in person and also do not have right to vote. They are represented by depository, CITI Bank N.A. New York.

(c) For terms of conversion of 4% Convertible Senior Notes of $1000 each, Refer Note no.5(c)

vi)	In terms of Scheme of Arrangement (Scheme) as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated April 19, 2002 the company during 2002-2003 reduced its paid up share capital by Rs. 10.03 Crore. There are 3,75,544 equity shares of Re. 1 each (Previous year 3,75,544 equity shares of Re. 1 each) pending clearance from NSDL/CDSL. A Special Leave Petition filed in the Hon’ble Supreme Court of India against the judgment of Hon’ble High Court of Mumbai by SEBI and Department of Company Affairs has been inter-alia dismissed. The Company has filed application in Hon’ble High Court of Mumbai to cancel these shares, the decision on which is pending.

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

Note 4 – Reserves & Surplus

	(Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
Capital Reserves
Balance as at the beginning and at the end of the year	1.71	1.71

Preference Share Redemption Reserve
Balance as at the beginning and at the end of the year	76.88	76.88

Securities Premium Account
Balance as at the beginning of the year	18,095.58	18,261.13
Less: Share issue Expenses	—	2.49
Issue of Fully Paid up Bonus Shares	—	(168.04)
Unpaid Securities Premium	(0.03)	(0.03)

Balance as at the end of the year	18,095.55	18,095.55

Debenture Redemption Reserve
Balance as at the beginning of the year	12.00	20.50
Add: Transferred from Surplus	1.50	—
Less: Transferred to Surplus	—	(8.50)

Balance as at the end of the year	13.50	12.00

Investment Revaluation Reserve
Balance as at the beginning of the year	19.75	32.60
Less: Adjustment for the year on account of change in fair value of Investments available for sale	(8.16)	(12.85)

Balance as at the end of the year	11.59	19.75

General Reserve
Balance as at the beginning of the year	1,564.17	1,064.17
Add: Amount transferred from Surplus	400.00	500.00
Add: Pursuant to scheme of Amalgamation (Refer note no. 39)	606.12	—

Balance as at the end of the year	2,570.29	1,564.17

Hedging Reserve
Balance as at the beginning of the year	33.24	52.06
Add: Effect of foreign exchange rate variations on hedging instrument outstanding at the end of the year [net of deferred tax Rs. 13.15 Crore (Previous year Rs. NIL)]	(27.45)	33.24
Less: Amount transferred to Statement of Profit and Loss	33.24	(52.06)

Balance as at the end of the year	(27.45)	33.24

Surplus in Statement of Profit and Loss
Balance as at the beginning of the year	3,089.48	2,590.98
Add: Net Profit for the year	1,657.48	1,419.71
Transferred from Debenture Redemption Reserve	—	8.50
Less: Transferred to Debenture Redemption Reserve	(1.50)	—
Interim Dividend	(336.12)	—
Proposed Dividend	(336.12)	(369.73)
Tax on Proposed Dividend	(14.03)	(59.98)
Transferred to General Reserve	(400.00)	(500.00)

Balance as at the end of the year	3,659.19	3,089.48

Total	24,401.26	22,892.78

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

Note 5 – Long Term Borrowings

	( Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
Secured
Redeemable Non Convertible Debentures[a]	60.00	60.00
Unsecured
Term loans[b]	—	3.13
Convertible Senior Notes[c]	2,136.68	1,992.19
Deferred Sales Tax Liability	84.30	78.33

Total	2,280.98	2,133.65

a)	Debentures are Secured by first charge on Pari passu basis in favour of the Trustees for the Debentures on the Immovable properties situated at Tuticorin in the State of Tamilnadu, at Lonavala and at Pune in the State of Maharastra, Chinchapada in the Union Territory of Dadra and Nagar Haveli and Mouje Chatrai of Kalol Taluka, District Gandhi Nagar, Gujarat. 8.24% debentures will be redeemed on April 10, 2013.
b)	The amount outstanding in previous year were repayable in two installments of Rs.1.56 Crores each on May 2012 & August 2012
c)	In Financial Year 2009-10, US$500 million was raised by issue of 4% Convertible Notes of $1,000 each. Subject to certain exceptions, the note holders have an option to convert these Convertible Notes into ADSs (each ADS represents four equity shares) at any time prior to business day immediately preceding the maturity date at a conversion rate of 42.8688 ADSs per $1,000 principal amount of notes which is equal to a conversion price of approximately $23.33 per ADS . The conversion price could be subject to adjustments should certain events occur. Further, at any time after November 4, 2012, company have a right to redeem in whole or parts of the Convertible Notes, subject to meeting certain conditions. The amount which the company is required to pay contractually on October 30, 2014 is US$500 million, unless the notes are converted, redeemed or purchased and cancelled.

As per AS 30 at inception, the issue proceeds of the same has been allocated to the conversion option (which is an embedded derivative) with the residual value allocated to the Notes to establish its initial carrying cost. Subsequently, the conversion option has been measured at fair value through profit and loss with changes in fair value to be recognised in the Statement of Profit and Loss, and the Notes been carried at amortised cost . As on March 31, 2012, conversion option amounting to Rs. 30.18 Crore (Previous year Rs. 275.71 Crore) is included above.

Note 6 – Deferred Tax Liabilities (Net)

	(Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
Deferred tax liability:
Related to Fixed Assets	258.95	282.66
Reinstatement of financial assets/liabilities	20.01	46.90
Related to Convertible Senior Note	65.13	108.82
Others	—	5.01

Total	344.09	443.39

Deferred tax asset :
Provision for Doubtful Advances	5.21	5.13
On Hedging Reserve	13.15	—
Others	4.97	5.40

Total	23.33	10.53

Deferred Tax Liability (Net)	320.76	432.86

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

Note 7 – Short Term Borrowings

		(Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
Secured
Buyers’ credit from banks[a]	1,705.12	1,509.44
Unsecured
Buyers’ credit from banks	846.41	921.78
Commercial papers[b]	497.72	1,174.54

Total	3,049.25	3,605.76

a)	Secured by way of first charge by hypothecation on the entire stock of raw materials ,work in progress and all Semi-finished, finished, Manufactured articles together with all Stores, components and spares, both present and future book debts, outstanding monies, receivables, claims and bills arising out of sale etc. and such charge in favor of the banks ranking paripasu inter se, without any preferences or priority to one over other(s) in any manner.
b)	Maximum amount outstanding at any time during the year was Rs. 2,477.58 Crore (Previous year Rs. 2,474.54 Crore)

Note 8 – Trade Payables

		(Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
For Goods	2,178.69	2,752.62
For Others	274.93	177.62

Total	2,453.62	2,930.24

The Company has not received any intimation from “Suppliers” regarding their status under the Micro, Small and Medium Enterprises Development Act, 2006 and hence disclosures relating to amount unpaid as at year end together with interest paid/payable under this Act have not been given.

Note 9 – Other Current Liabilities

		(Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
Current maturities of long-term debts	3.13	21.63
Interest accrued but not due on borrowings	66.63	52.66
Fair value Derivative Hedging payable	14.26	38.62
Unpaid dividends[a]	4.61	3.59
Advance from customers	73.90	84.32
Project Creditors	6.98	7.08
Other payables
i) Statutory Liabilities (includes CST,LST,VAT etc.,)	26.35	25.22
ii) Related to Asarco claim[b]	423.32	—
iii) Others (Reimbursement of expenses, security deposit etc.,)	259.53	120.08

Total	878.71	353.20

a)	Does not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except Rs.1.01 Crore (Previous year Rs. 1.01 Crore) which is held in abeyance due to pending legal case.
b)	Refer Note no. 28

Note 10 – Short Term provisions

		(Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
Provision for employee benefits	9.42	11.31
Proposed Dividend	336.12	369.73
Tax on proposed dividend	14.48	59.98
Provision for mark to market of provisonal LME priced purchases@	219.51	152.77
Provision for excise duty	1.81	0.18

Total	581.34	593.97

@ The company has recognised liability based on substantial degree of estimation for :-

Final price payable on purchase of copper concentrate for which the quotational period price was not finalised as on March 31, 2011, a provision of Rs. 152.77 Crore based on forward LME rate of copper and LBMA rate of precious metals was made. As against it, during the year Rs. 167.32 Crore has been incurred towards final price settlement. The balance amount of Rs. 14.55 Crore has been debited to Statement of Profit and Loss under cost of materials consumed. Liability recognised under this class for the year is Rs. 219.51 Crore which is outstanding as on March 31, 2012. Actual outflow is expected on finalisation of quotational period price in the next Financial Year.

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

Note 11 – Fixed Assets

	Fixed Assets											( Rs in Crore)
		Gross Block				Accumulated Depreciation/Amortisation				Net Block Before Impairment	Impairment	Net Block
		Balance as at April 1, 2011	Additions	Deductions	Balance as at March 31, 2012	Balance up to March 31, 2011	For the Year	Deductions	Balance up to March 31, 2012	Balance up to March 31, 2012	Upto March 31, 2012	Balance as at March 31, 2012	Balance as at March 31, 2011
a	Tangible Assets
	Land – Freehold@	7.78	4.91	—	12.69	—	—	—	—	12.69	—	12.69	7.77
	Land – Leasehold	61.44	—	—	61.44	3.45	0.27	—	3.72	57.72	—	57.72	58.00
	Buildings	165.50	66.51	—	232.01	40.24	4.86	—	45.10	186.91	3.50	183.41	121.76
	Buildings – Lease hold	6.33	—	—	6.33	2.48	—	—	2.48	3.85	—	3.85	3.85
	Railway sidings	—	10.38	—	10.38	—	0.28	—	0.28	10.10	—	10.10	—
	Plant and Equipment	2,604.78	28.09	52.94	2,579.93	1,337.55	148.69	25.12	1,461.12	1,118.81	60.57	1,058.24	1,206.66
	Furniture and Fixtures	11.92	3.32	0.14	15.10	7.78	0.52	0.04	8.26	6.84	—	6.84	4.14
	Vehicles	12.88	2.45	1.68	13.65	3.92	1.18	0.83	4.27	9.38	—	9.38	8.96
	Office equipment	8.27	1.23	0.12	9.38	3.54	0.41	0.02	3.93	5.45	—	5.45	4.73
	Data Processing Equipment	26.84	1.88	0.00	28.72	20.72	1.96	—	22.68	6.04	—	6.04	6.12
	Electrical Fittings	50.62	4.26	—	54.88	16.85	2.43	—	19.28	35.60	—	35.60	33.77

	Total	2,956.36	123.03	54.88	3,024.51	1,436.53	160.60	26.01	1,571.12	1,453.39	64.07	1,389.32	1,455.76

	Previous year	2,965.46	65.52	74.63	2,956.36	1,333.30	150.79	47.57	1,436.53	1,519.83	64.07	1,455.76

b	Intangible Assets
	Computer software	9.11	0.17	—	9.28	2.98	1.48	—	4.46	4.82	—	4.82	6.13
	Technical Know how	7.29	—	—	7.29	1.97	0.38	—	2.35	4.94	—	4.94	5.32

	Total	16.40	0.17	—	16.57	4.95	1.86	—	6.81	9.76	—	9.76	11.45

	Previous year	16.40	0.00	0.00	16.40	3.09	1.86	—	4.95	11.45	—	11.45

c	Capital Work In Progress (Refer note no. 31)											801.44	419.48
	Intangible assets under development											2.27	0.74

	Total											803.71	420.22

	Total	2,972.76	123.20	54.88	3,041.08	1,441.48	162.46	26.01	1,577.93	1,463.15	64.07	2,202.79	1,887.43

	Previous Year	2,981.87	65.52	74.63	2,972.76	1,336.40	152.65	47.57	1,441.48	1,531.28	64.07	1,887.43

1)	Buildings (freehold) include (a) Cost of Shares of Rs. 750 in Co-op.housing society, (b) Cost of shares of Rs. 750 in Co-operative societies representing possession of office premises, (c) a residential flat in the joint names of the Company and Mr. D.P. Agarwal, erstwhile director of the Company.
2)	Plant and Equipment (Gross Block) include Rs.3.73 Crore (Previous year Rs.3.73 Crore) and Rs. 1.68 Crore (Previous year Rs. 1.68 Crore) being the amount spent for laying water pipe line and power line respectively, the ownership of which vests with the State Government Authorities.
3)	Capital Work in progress is net of provision for Impairment of Rs.17.20 Crore (Previous year Rs. 17.20 Crore).
4)	Capital work in progress includes finance costs for the year amounting to Rs. 38.22 Crore (Previous Year Rs. 30.50 Crore) capitalised.
5)	In respect of impairement of asset, Refer note no. 32.
6)	Addition to Buildings includes finance costs amounting to Rs. 7.12 Crore (Previous year Rs. NIL) capitalised.
7)	Addition to Railway sidings includes finance costs amounting to Rs. 0.43 Crore (Previous year Rs. NIL) capitalised.
@	Addition includes Freehold Land of Sterlite Opportunities and Ventures Limited pursuant to scheme of Amalgamation Rs.0.02 Crore

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

Note 12 – Non Current Investments (Long term Investments)

	(Rs in Crore)

Particulars	As at March 31, 2012		As at March 31, 2011
1. Trade Investments	No. of Shares	Value in Rs. Crore	No. of Shares	Value in Rs. Crore
Fully paid up except otherwise stated
A. Investment in Equity Shares
Quoted – Subsidiary company (At cost) Long term Investments
– Hindustan Zinc Limited of Rs. 2/-each (Refer note no. 42)	2,743,154,310	1,101.50	—	—
Others (Available for Sale)
– Sterlite Technologies Limited of Rs. 2 each (Including 60 shares held jointly with nominees) (At fair value)	4,261,850	16.75	4,261,850	24.91
Unquoted
i) Subsidiary companies (At cost)
– The Bharat Aluminium Co. Limited of Rs. 10 each	11,25,18,495	553.18	11,25,18,495	553.18
– Monte Cello Corporation BV, Netherlands of Euro 453.78 each	40	204.23	40	204.23
– Sterlite Infra Limited of Rs. 10 each (including 6 shares of Rs. 10 each jointly Held by nominees	50,000	0.05	50,000	0.05
– Sterlite Energy Limited of Rs. 10 each (including 60 shares of Rs. 10 each held jointly with nominees)	1,187,314,715	1,203.98	1,187,314,715	1,203.98
– Additional contribution on account of Fair valuation of Corporate Guarantee to the Lendors of its Subsidiary Companies*	—	17.91	—	—
– Sterlite Opportunities & Ventures Limited of Rs. 10 each (including 6 shares of Rs. 10 each held jointly with nominees) (Merged with the company during the year)	—	—	2,550,000	51.05
– Sterlite (USA) Inc. $.01 per share (Current year Rs. 42.77 (Previous year Rs. 42.77)	100	—	100	—
– Vizag General Cargo Berth Private Limited of Rs. 10 each	7,400	0.01	7,400	0.01
– Paradip Multi Cargo Berth Private Limited of Rs.10 each	7,400	0.01	7,400	0.01
– Sterlite Ports Limited (formerly known as Malco Power Company Limited) of Rs. 2 each (including 6 shares of Rs. 2 each held jointly with nominees)	250,000	0.05	250,000	0.05
Partly paid up:
– Sterlite Infraventure Limited (formerly known as Malco Industries Limited) of Rs. 2 each (including 6 shares of Rs. 2 each held jointly with nominees) (Rs 0.01 approx paid up)	112,500,000	0.13	112,500,000	0.13
ii) Associate company (At cost)
– Vedanta Aluminium Limited of Rs. 2 each (including 90 shares of Rs. 2 each held jointly with nominees)	252,120,127	563.04	252,120,127	563.04
B. Investment in Preference Shares of Associate company (At amortised cost)
– Vedanta Aluminium Limited 9% Cumulative Redeemable Preference Shares of Rs.1000 each	1,000,000	3,000.00	—	—
C. Investments in debentures or bonds
Subsidiary companies (At cost)
– Investment in Vizag General Cargo Berth Private Limited compulsorily convertible debentures– 0.1%	1,500,000	150.00	1,500,000	97.50
– Zero percent Optionally Fully convertible debentures of Sterlite Opportunities & Ventures Limited of Rs. 10 each. (Merged with the Company during the year)	—	—	44,42,70,000	444.27
2. Others
Investments in Government or Trust securities
– 7 Years National Savings Certificates (Current year Rs.10,000, Previous year Rs.10,000) ( Deposit with Sales Tax Authority)		0.00		0.00
– UTI Master gain of Rs. 10 each (Current year Rs. 4,272, Previous year Rs. 4,272)	100		100

Total		6,810.85		3,142.41

Refer Note no. 2(h) for mode of Valuation

	(Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
Aggregate amount of quoted investments	1,118.25	24.91
Market value of quoted investments	36,294.96	24.91
Aggregate amount of unquoted investments	5,692.60	3,117.50

*	Additional contribution represents, the fair value of commission determined in terms of AS- 30 in respect of corporate guarantee given by the Company for financial facilities availed by its wholly owned subsidiaries.

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

Note 13 – Long Term Loans and Advances

	(Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
Unsecured, considered good
Capital Advances	291.47	300.13
Loan to a related party #	689.00	789.00

Total	980.47	1,089.13

#	Represents amount recoverable from Vedanta Aluminium Limited, an Associate Company due for repayment every year @ Rs. 100.00 Crore, fully repayable by the year 2020 at an interest rate of bank rate (as declared by Reserve Bank of India) plus 2% per annum.

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

Note 14 – Current Investments (Held for Trading)

				(Rs in Crore)

Particulars	As at March 31, 2012		As at March 31, 2011
	No. of Units	Amt in Rs. Crore	No. of Units	Amt in Rs. Crore
Investments in Mutual Funds (Unquoted)
- Religare FMP - Series III - Plan D - Dividend of Rs. 10 each	—	—	40,000,000	41.56
- ICICI Prudential Interval Fund - Annual Interval I - IP - Dividend of Rs. 10 each	—	—	199,860,098	208.14
- Religare FMP - Series VI - Plan B - Growth of Rs. 10 each	—	—	25,000,000	25.28
- Birla Sun Life FTP - Series CF - Growth of Rs. 10 each	—	—	50,000,000	51.53
- Reliance FHF 16 - Series 1 - Growth of Rs. 10 each	—	—	50,000,000	51.65
- HDFC FMP - 370D - June 2010 (15) - 2 - Dividend of Rs. 10 each	—	—	35,000,000	36.49
- Kotak FMP - 13 Months - Series 6 - Growth of Rs. 10 each	—	—	75,000,000	80.82
- Reliance FHF 14 - Series 1 - Growth of Rs. 10 each	—	—	100,000,000	107.56
- Religare FMP - Series III - Plan C - Dividend of Rs. 10 each	—	—	50,000,000	52.21
- ICICI Prudential Interval Fund - Annual Interval II - IP - Growth of Rs. 10 each	—	—	28,173,203	37.11
- Reliance FHF 14 - Series 5 - Growth of Rs. 10 each	—	—	50,000,000	53.15
- Religare FMP - Series II - Plan A (13 Months) - Growth Plan of Rs. 10 each	—	—	125,000,000	134.50
- Religare FMP - Series II - Plan B (15 Months) - Growth Plan of Rs. 10 each	—	—	125,000,000	134.48
- Religare FMP - Series II - Plan C (15 Months) - Growth Plan of Rs. 10 each	—	—	150,000,000	160.16
- Religare FMP - Series II - Plan F (13 Months) - Growth Plan of Rs. 10 each	—	—	100,000,000	106.59
- ICICI Prudential Interval Fund - Annual Interval III - IP - Growth of Rs. 10 each	—	—	49,991,002	51.52
- Tata FMP - Series 27 - Plan A - Growth of Rs. 10 each	—	—	50,000,000	51.92
- Reliance FHF 15 - Series 9 - Growth of Rs. 10 each	—	—	50,000,000	51.68
- Kotak FMP - 370 Days - Series 7 - Growth of Rs. 10 each	—	—	50,748,659	52.26
- ICICI Prudential Liquid - Super IP - Daily dividend of Rs. 100 each	—	—	15,659,322	227.10
- Kotak FMP - 370 Days - Series 8 - Growth of Rs. 10 each	—	—	25,000,000	25.74
- ICICI Prudential FMP - S 53 - 1 Years - Plan A - Growth of Rs. 10 each	—	—	130,000,000	134.08
- Tata Liquid Fund - SHIP - Growth of Rs. 1000 each	—	—	604,492	109.44
- DSP BlackRock Liquidity Fund - IP - Daily Dividend of Rs. 1000 each	1,906,519	190.71	1,274,521	178.92
- IDFC Cash Fund - Plan C - Super I P - Growth of Rs. 10 each	—	—	178,038,014	212.35
- Reliance FHF 15 - Series 6 - Dividend of Rs. 10 each	—	—	250,029,272	260.92
- Reliance Liquid Fund - TP - IP - Growth of Rs. 10 each	—	—	50,259,363	120.01
- ICICI Prudential Interval Fund - Half Yearly I - IP - Dividend of Rs. 10 each	—	—	77,043,505	77.18
- Birla Sun Life Floating Rate Fund - STP - IP - Growth of Rs. 10 each	—	—	96,191,583	125.05
- Reliance Liquidity Fund - Growth of Rs. 10 each	—	—	92,120,949	136.04
- Birla Sun Life Cash Plus - IP Prem - Daily Dividend of Rs. 100 each	27,601,605	276.55	—	—
- Kotak Liquid - Inst Premium Plan - Daily Dividend of Rs. 10 each	163,677,766	200.15	—	—
- DWS Insta Cash Plus Fund - Super IP - Daily Dividend of Rs. 100 each	2,494,141	25.02	—	—
- Reliance Liquid Fund - TP - IP - Daily Dividend of Rs. 10 each	439,463,418	671.83	—	—
- SBI Premier Liquid Fund - Super IP - Daily Dividend of Rs. 1000 each	498,716	50.03	—	—
- Tata Liquid Fund - SHIP - Daily Dividend of Rs. 1000 each	772,378	86.08	—	—
- UTI Liquid Fund - Cash Plan - IP - Daily Dividend of Rs. 1000 each	595,324	60.69	—	—
- ICICI Prudential Liquid - Super IP - Daily Dividend of Rs. 100 each	16,501,705	165.06	—	—

Total		1,726.12		3,095.44

Refer Note no. 2(h)for mode of Valuation

		(Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
Aggregate amount of unquoted investments	1,726.12	3,095.44

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

Note 15 – Inventories

		(Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
Raw Materials and components	725.93	1,613.86
Raw Materials and components in transit	367.86	212.67

	1,093.79	1,826.53

Work-in-process	1,334.65	1,263.12
Finished goods	56.97	59.53
Stores and spares	43.66	40.69

Total	2,529.07	3,189.87

For mode of valuation for each class of inventories, Refer Note 2(i)

Broad Category of Inventories

		(Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
(a) Work-in-process
Copper	957.99	892.05
Slime	374.56	368.74
Phosphoric Acid	2.10	2.33

Total	1,334.65	1,263.12

(b) Finished goods
Continuous Cast Copper Rod	4.46	10.57
Copper Cathode	11.35	1.63
Sulphuric Acid	3.65	6.45
Phosphoric Acid	18.65	10.25
Others	18.86	30.63

Total	56.97	59.53

Note 16 – Trade receivables

		(Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
Trade receivables outstanding for a period exceeding six months from the date they were due for payment
- Unsecured, considered good	0.12	0.11
- Unsecured, considered doubtful	—	0.12
- Less: Provision for doubtful debts	—	(0.12)
Trade receivables outstanding for a period less than six months from the date they were due for payment (unsecured, considered good)	519.74	797.87

Total	519.86	797.98

Note 17 – Cash and cash equivalents

		(Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
Cash and cash equivalents
Balance with banks in current accounts	180.45	68.75
Bank deposits having maturity within 3 months	200.00	—
Cash on hand	0.11	0.07

Sub total	380.56	68.82

Other Bank balances
Unpaid Dividend Accounts	4.22	3.20
Bank deposits
Having maturity of more than 12 months	1,568.85	993.69
Having maturity of 3 to 12 months	—	819.45
Held as Margin money/Guarantee given	22.35	6.12

Total	1,975.98	1,891.28

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

Note 18 – Short term loans and advances

Unsecured considered good, unless otherwise stated		(Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
Loans and advances to related parties (Refer note no. 57)	16,495.60	17,195.48
Prepaid Expenses	14.77	12.68
Sundry Deposits	15.71	18.61
Balance with Central Excise Authorities	192.27	499.88
Advance Tax (net)	7.61	71.15
Export Incentive receivable	66.38	7.32
Claims receivable from Excise	417.34	10.37
Claims and other receivables	78.16	108.51
Considered Doubtful	31.50	15.70
Less: Provision for doubtful claims	(31.50)	(15.70)
Others (Advances to suppliers, Excise and VAT receivables, etc.,)	159.68	158.72

Total	17,447.52	18,082.72

Note 19 – Other Current Assets

		(Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
Assets held for disposal	11.24	4.88
Interest accrued on investments and fixed deposits	73.02	83.09
Fair value Derivative Hedging Receivable	25.12	14.35

Total	109.38	102.32

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

Note 20 – Revenue from operations

		(Rs in Crore)

Particulars	Year ended March 31, 2012	Year ended March 31, 2011
Sale of products (Gross)	19,014.72	16,254.49
Sale of services – Job work, etc.,	28.89	0.91
Other operating revenues	7.44	11.34

Revenue from operations (Gross)	19,051.05	16,266.74
Less: Excise Duty on revenue from operations	958.99	959.60

Revenue from operations (Net)	18,092.06	15,307.14

Details of products sold
		(Rs in Crore)

Particulars	Year ended March 31, 2012	Year ended March 31, 2011
Continuous Cast Copper Rod	8,322.48	8,338.28
Copper Cathode	6,316.53	4,642.01
Anode Slime	3,204.88	2,426.44
Phosphoric Acid	723.70	549.63
Sulphuric Acid	263.46	174.89
Export benefit	97.90	6.17
Others*	85.77	117.07

Total	19,014.72	16,254.49

*	Includes Realisable waste

Note 21 – Other Income

		(Rs in Crore)

Particulars	Year ended March 31, 2012	Year ended March 31, 2011
Gain on Fair valuation of embedded derivatives	245.53	320.59
Gain on mark to market of Investments	—	90.12
Interest Income on:
(i) Bank Deposits	168.75	140.35
(ii) Investments (Long term)	0.13	40.40
(iii) Loans	865.57	736.54
(iv) Others	85.85	6.63
Dividend from:
(i) Current Investments	86.64	179.12
(ii) Long term Investments – Subsidiaries	688.60	2.81
(iii) Long term Investments – Others	0.21	—
Net gain on sale of current investments	55.78	49.51
Net gain on foreign currency transactions and translation	—	16.96
Other non-operating income	50.62	45.89

Total	2,247.68	1,628.92

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

Note 22 – Cost of materials consumed

Details of products consumed		(Rs in Crore)

Particulars	Year ended March 31, 2012	Year ended March 31, 2011
Copper concentrate	15,456.67	13,483.72
Rock Phosphate	479.19	329.61
Others	158.54	146.17

Total	16,094.40	13,959.50

Note 23 – Purchases of Stock-in-trade

Broad Category for Purchases of Stock-in-trade

		(Rs in Crore)

Particulars	Year ended March 31, 2012	Year ended March 31, 2011
Copper concentrate	—	15.48
Rock phosphate	12.07	1.72

Total	12.07	17.20

Note 24 – Changes in inventories of finished goods work-in-progress and Stock-in-Trade

		(Rs in Crore)
Particulars	Year ended March 31, 2012	Year ended March 31, 2011
Opening Stock:
Finished Goods	59.53	70.76
Work in Process	1,263.12	955.89

	1,322.65	1,026.65

Closing Stock:
Finished Goods	56.97	59.53
Work in Process	1,334.65	1,263.12

	1,391.62	1,322.65

Total	(68.97)	(296.00)

Note 25 – Employee Benefits expense #

		(Rs in Crore)

Particulars	Year ended March 31, 2012	Year ended March 31, 2011
Salaries and Wages	77.24	72.16
Contributions to provident and other funds	5.48	5.34
Staff welfare expenses	9.37	10.55

Total	92.09	88.05

#	Net of recoveries

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

Note 26 – Finance Costs

		(Rs in Crore)

Particulars	Year ended March 31, 2012	Year ended March 31, 2011
Interest expense*	430.06	259.06
Other borrowing costs (includes forward premium)	82.90	41.25
Loss on foreign currency transactions and translation	84.50	16.71

Total	597.46	317.02

*	Includes Rs. 8.03 Crore (Previous year Rs. NIL) for interest on shortfall in payment of advance income-tax under Income Tax laws.

Note 27 – Other Expenses

		( Rs in Crore)

Particulars	Year ended March 31, 2012	Year ended March 31, 2011
Consumption of stores and spare parts	77.14	121.54
Power & fuel	390.77	362.24
Water Charges	17.93	7.90
Repairs to Machinery	68.34	84.59
Repairs to Building	1.83	1.39
Repairs Others	0.07	0.51
Excise Duty	0.48	2.43
Other Manufacturing and Operating expenses	43.10	49.32
Rent	2.34	1.34
Rates & Taxes	2.21	2.03
Insurance	7.36	7.39
Conveyance & Travelling Expenses	7.63	9.21
Loss on sale/discarding of Fixed Assets ( net)	3.26	1.38
Directors’ Sitting Fees	0.06	0.08
Bad Debts and Advances Written off	—	16.00
General Expenses (Refer Note no. 45)	80.45	62.44
Payment to Auditors (Refer Note no. 36)	3.77	3.61
Provision for doubtful advances	15.80	3.28
Net loss on foreign currency transactions and translation	170.15	—
Carriage Outward	113.13	75.42
Packing Expenses	9.58	8.46
Other Selling expenses	3.67	2.95

Total	1,019.07	823.51

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

Note 28 – Exceptional Items

In March 2010, ASARCO had filed a complaint against the Company and Sterlite (USA) Inc., the wholly owned subsidiary of the Company, in the Bankruptcy Court of the Southern District of Texas, for the alleged breach of the Purchase and Sale Agreement signed in May 2008. The Bankruptcy court of Southern District of Texas, had issued the final judgment on February 27, 2012 to pay incidental damages of USD 132.50 million. This amount shall be reduced by USD 50 million paid to ASARCO in December 2009, making ASARCO entitled for a net amount of USD 82.75 million. The Court has also rejected Company’s application of refund of USD 50 million paid earlier by the Company. The Company in the interim has recognised Rs. 423.32 Crore (being the USD 82.75 million) as exceptional item during the year ended March 31, 2012, while disputing the same. Based on the legal advice received, the Company has treated these expenses as deductible in computing the tax expense for the year.

Note 29 - Tax Expense

		(Rs in Crore)

Particulars	Year ended March 31, 2012	Year ended March 31, 2011
Current tax
Current tax – for the year	460.13	381.27
Current tax – prior year	(10.82)	—
MAT credit entitlement	—	4.10

Sub total	449.31	385.37

Deferred tax
Deffered Tax – for the year	(98.95)	75.04
Deferred Tax – prior year	—	(5.99)

Sub total	(98.95)	69.05

Total	350.36	454.42

Note 30 – Earnings per equity share

Particulars	Year ended March 31, 2012	Year ended March 31, 2011
Net Profit after tax attributable to equity share holders for Basic EPS	1,657.48	1,419.71
Add : Finance cost (net of exchange and derivative gain) recognised on Convertible Senior Notes (net of tax)*	—	(107.92)
Profit after tax attributable to equity share holders for Diluted EPS	1,657.48	1,311.79
Weighted Average no. of equity shares outstanding during the year for Basic EPS (Nos)	3,361,207,534	3,361,207,534
for Diluted EPS (Nos)*	3,361,207,534	3,446,945,134
Basic EPS (in Rs)	4.93	4.22
Diluted EPS (in Rs)*	4.93	3.81
Nominal Value per Share (in Rs)	1.00	1.00
Reconciliation between number of shares used for calculating basic and diluted earnings per share
a) Number of shares used for calculating Basic EPS	3,361,207,534	3,361,207,534
b) Potential Equity shares (Convertible Senior Notes)*	—	85,737,600
c) Number of shares used for calculating Diluted EPS (a+b)	3,361,207,534	3,446,945,134

*	During the year the effect of potential equity shares on account of Convertible Senior Notes is anti-dilutive and hence the same has not been considered in calculating the diluted EPS.

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

31 Capital work-in-Progress includes

		(Rs in Crore)

	Current year	Previous year
Pre-operative expenditure as follows:-
Balance at beginning of the year	60.70	9.84
Add: Pre-operative expenditure transferred from Statement of Profit and Loss
Power & Fuel	1.82	2.84
Water charges	0.04	—
Salaries and Wages	1.80	11.23
Contributions to provident and other funds	0.04	1.35
Staff welfare expenses	0.04	0.16
Rent	0.28	0.01
Rates and Taxes	—	1.72
Insurance	0.04	0.07
Conveyance & Travelling expenses	0.57	0.55
General Expenses	3.10	2.43
Finance cost	45.77	30.50
Less: Capitalised during the year	8.94	—

Balance at end of the year	105.26	60.70

32	In accordance with the Accounting Standards (AS-28) on “Impairment of Assets” , during the year the company has carried out a review to identify whether the recoverable value of any fixed assets is lower than its book value and accordingly no provision is created during the current year.

33	Arising from the Announcement of the Institute of Chartered Accountants of India (ICAI) on March 29, 2008, the Company has, since 2007-08, chosen to early adopt Accounting Standard (AS) 30, Financial Instruments: Recognition and Measurement. Coterminous with this, in the spirit of complete adoption, as have been announced by the ICAI, the Company has also implemented the consequential limited revisions in view of AS-30 to certain Accounting Standards. Accordingly,

(i) Current investments which under AS-13 Accounting for Investments are carried at the lower of cost and fair value, have been accounted for at fair value resulting the profit before tax being higher by Rs. NIL (Previous year higher by Rs 90.12 Crore).

(ii) Non-current investments which under AS-13 Accounting for Investments are carried at cost, have been accounted for at fair value resulting in investment and investment revaluation reserve higher by at Rs. 11.59 Crore (Previous year Rs. 19.75 Crore).

(iii) In case of 4 % Convertible Senior Notes, issued in October 2009, the conversion option has been measured at the fair value through Statement of Profit and Loss and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been lower by Rs.245.53 Crore (Previous Year Rs.314.11 Crore), finance costs would have been lower by Rs. 120.99 Crore (Previous year Rs. 93.48 Crore) and profit after tax would have been lower by Rs. 84.13 Crore (Previous year Rs. 147.35 Crore) for the Year ended March 31, 2012.

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

34	The Company offers equity-based award plans to its employees, officers and directors through its parent, Vedanta Resources Plc. [The Vedanta Resources Long-Term Incentive Plan (the “LTIP”)].

The LTIP is the primary arrangement under which share-based incentives are provided to the defined management group. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the balance of basic salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the companies as defined in the scheme from the date of grant.

Under this scheme, initial awards under the LTIP were granted in February 2004 and subsequently further awards were ganted in the respective years. The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share, the performance period of each award is three years and the same is exercisable within a period of six months from the date of vesting beyond with the option lapse. Under the scheme, Vedanta is obligated to issue the shares. Further, in accordance with the terms of agreement between Vedanta and SIIL, on the grant date fair value of the awards is recovered by Vedanta from SIIL.

Amount recovered by Vedanta and recognised by the company in the statement of Profit and Loss for the financial year ended March 31, 2012 was Rs. 7.79 Crore (Prevoius Year Rs. 6.36 Crore). The Company considers these amounts as not material and accordingly has not provided further disclosures.

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

35	The employees’ gratuity fund scheme is, managed by Life Insurance Corporation of India (LIC), a defined benefit plan. The present value of obligation is determined based on actuarial valuation using projected unit credit method, which recognize each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation. The obligation for short term compensated absences is recognised on actual basis for the portion of accumulated leave which an employee can encash.

Defined Contribution Plan

	(Rs in Crore)

	Current year	Previous year
Employer’s Contribution to Provident Fund	2.12	2.83
Employer’s Contribution to Superannuation Fund	0.76	0.79

Defined Benefit Plan: The disclosure as required under AS 15 regarding the Company’s gratuity plan (funded) is as follows:

Actuarial assumptions

Particulars	2011-12	2010-11
Salary growth	5.50%	5.50%
Discount rate	8.00%	8.00%
Expected return on plan assets	7.50%	7.50%
Mortality Table (LIC)	1994-96 (duly modified)	1994-96 (duly modified)

	(Rs in Crore)

Particulars	2011-12	2010-11
Expenses recognised in the income statement
Current service cost	1.84	1.94
Interest cost	1.40	1.16
Expected return on plan assets	(0.77)	(0.66)
Net actuarial (gains)/losses recognised in the year	0.35	1.35

Total (Gross of recoveries)	2.82	3.79

Movement in present value of defined benefit obligation
Particulars
Obligation at the beginning of the year	17.52	14.54
Current service cost	1.84	1.94
Interest cost	1.40	1.16
Actuarial loss on obligation	0.17	1.28
Benefits paid	(2.18)	(1.40)

Obligation at the end of the year	18.75	17.52

Movement in present value of plan assets
Particulars
Fair value at the beginning of the year	10.26	8.75
Expected returns on plan assets	0.77	0.66
Contribution	3.67	2.32
Actuarial gains and (losses)	(0.18)	(0.07)
Benefits paid	(2.18)	(1.40)

Fair value at the end of the year	12.34	10.26

	(Rs in Crore)

Amount recognised in the balance sheet	2011-12	2010-11	2009-10	2008-09	2007-08
Particulars
Present value of obligations at the end of the year	18.75	17.52	14.54	10.12	7.93
Less: Fair value of plan assets at the end of the year	12.34	10.26	8.75	6.35	4.20

Net liability recognised in the balance sheet	6.41	7.26	5.79	3.77	3.73

Experience Adjustment on actuarial Gain/(Loss)
Plan Liabilities	0.07	(1.33)	(3.30)	*	*
Plan Assets	(0.18)	(0.07)	0.11	*	*

*	The details of experience adjustments arising on account of plan assets and liabilities as required by paragraph 120(n)(ii) of AS 15 (Revised) on “Employee Benefits” are not available in the valuation report and hence, are not furnished.

Notes:

In the absence of detailed informations regarding Plan assets which is funded with Life Insurance Corporation of India, the composition of each major category of plan assets, the percentage or amount for each category to the fair value of plan assets has not been disclosed.

The Contribution expected to be made by the company during the financial year 2012-13 is Rs. 2.62 Crore (Previous year Rs. 2.78 Crore).

The estimate of rate of escalation in salary considered in actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

36	Payment to Statutory Auditors

		(Rs in Crore)

	Current year	Previous year
Audit fees	0.63	0.54
Other services	2.51	2.40
Out of pocket expenses	0.63	0.67

Total	3.77	3.61

37	Excise duty

		(Rs in Crore)

	Current year	Previous year
(a) Excise duty shown as a reduction from turnover	958.99	959.60
(b) Excise duty charged to Statement of Profit and Loss
(i) Difference between closing and opening stock	(0.44)	0.82
(ii) Excise duty not billed to customers	0.92	1.61

Total	0.48	2.43

38	The Company (SIIL) entered into Joint venture agreement with Orissa Mining Corporation Limited (OMCL) and incorporated South West Orissa Bauxite Mining Private Limited (SWOBM) with equity contribution of Rs. 0.05 Crore in the ratio of 74 (SIIL):26 (OMCL). SWOBM was incorporated on July 15, 2009 to carry on the business of raising and mining bauxite and alumina bearing ore from the bauxite mines in the State of Orissa. As per JV agreement dated October 05, 2004 and subsequent amendment thereto in 2009, said Company was to enter into Raising contract agreement with OMCL, the lessee of Niyamgiri Mines to raise bauxite from said mines. Since Ministry of Environment & Forests (MoEF) has not granted approval for forest diversion, no mining activity has been undertaken and accordingly the raising contract agreement has not been entered into.

39	The scheme of amalgamation (the Scheme) between Sterlite Opportunities and Ventures Limited (SOVL) and Sterlite Industries (India) Limited (the Company) and their respective shareholder and creditors with effect from April 1, 2011 as the appointed date has been approved by the Honorable High Court, Madras vide its order dated March 29, 2012. Upon necessary filing with the Registrar of Companies on April 19, 2012, the scheme has become effective. Consequent to the merger, Current year figures are not strictly comparable with the Previous year figures.

SOVL was an investment company, holding 64.92% equity share capital of Hindustan Zinc Limited. Consequently, in respect of the merger of SOVL with the Company:

a) In terms of the Scheme approved by the Hon’ble High Court, the entire business and the whole of the undertaking of SOVL, as a going concern stands transferred to and vested in the Company with effect from April 01, 2011 being the Merger Appointed Date.

b) As SOVL was a wholly owned subsidiary of the Company, no consideration was payable pursuant to amalgamation of SOVL with the Company.

c) Accounting for Amalgamation:

The amalgamation of SOVL with the Company is accounted for on the basis of the Pooling of Interest Method as envisaged in the Accounting Standard (AS) -14 on Accounting for Amalgamations specified in the Companies (Accounting Standard) Rules 2006 and in terms of the scheme, as below, All assets and liabilities of SOVL were recorded at their respective book values under the respective accounting heads of the Company. The intercompany balances and transactions stood cancelled. The difference, being the excess of the book value of the investment of the Company in the equity shares of SOVL over the net assets of SOVL transferred to the Company and any other outstanding inter-company balances (including loans & advances) amounting to Rs. 606.12 Crore have been adjusted against the General Reserve Account.

40	The Board of Directors of the Company in its meeting held on 25th February 2012 has approved the scheme of Amalgamation and Arrangement (the Scheme) to merge into Sesa Goa Limited (‘SGL’) with the appointed date as April 1, 2011, subject to necessary approvals from various statutory authorities and the Jurisdictional Hon’ble High Court. The Company shall be merged into Sesa Goa, and Sesa Goa would be the surviving company of the Merger. Upon effectiveness of the Scheme, every shareholder of Company, holding 5 (Five) fully paid-up equity shares of Re. 1/- each shall be entitled to receive 3 (Three) fully paid-up equity shares of Re. 1/- each in the Sesa Goa Limited and every person holding American Depository Shares or Foreign Currency Convertible Bonds, in the Company shall be entitled to receive American Depository Shares or Foreign Currency Convertible Bonds in the Sesa Goa Limited issued on the similar terms and conditions and having proportionate underlying equity shares of the Sesa Goa Limited, issued based on the aforementioned share exchange ratio for and in exchange of the existing underlying equity shares under the American Depository Shares and Foreign Currency Convertible Bonds of the Company.

41	Vedanta Aluminum Limited (VAL), an associate of the Company, is in the process of expanding its alumina refinery and its aluminium smelter in the state of Orissa. Ministry of Environment and Forests (“MoEF”) has rejected the forest clearance for Niyamgiri Mining lease of Orissa Mining Corporation (OMC) which is one of the sources of supply of bauxite to the alumina refinery of VAL. OMC has filed a petition in the Hon’ble Supreme Court which is yet to be heard. MoEF has also denied VAL’s application for expansion of alumina refinery, which was challenged by VAL before the Hon’ble Orissa High Court. The Hon’ble Orissa High Court has upheld the order of the MoEF. VAL in terms of MOEF directive is proceeding for a public hearing for the refinery expansion. The company has put the expansion activity on hold. The management of the Company has evaluated and considered good, its loans granted and investment made in VAL, aggregating Rs 10,570 Crore.

42	SOVL (merged with the Company) had two call options upon expiry of five year period from April 2002, i.e on or after April 2007 to acquire further shares if any held by the Government of India. SOVL exercised the first call option on August 29, 2003 and acquired an additional 18.92% of HZL’s issued equity share capital increasing its shareholding to 64.92%. The second call option was exercised by SOVL on July 21, 2009. The matter is under arbitration.

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

43	During the year 2004-05, the Company issued 3,58,60,049 equity shares of Rs.5 each at a premium of Rs.545 aggregating to Rs.1972.30 Crore on Rights basis to existing share holders. In terms of Securities and Exchange Board of India (Issue Of Capital and Disclosure Requirements) Regulations, 2009 as amended (earlier known as SEBI ( Disclosure and Investor Protection) Guidelines ,2000), proceeds of Rights Issue has been utilised as under:

Utilisation	Planned	Actual Utilisation (Rs in Crore)

		Till 31.03.2012	Till 31.03.2011
Investment in BALCO / General Corporate Purpose #	900.11	900.11	—
Reduction in Term loans	520.00	520.00	520.00
Reduction in Current liabilities	551.00	551.00	551.00
Rights Issue expenses	1.19	1.19	1.19

Total	1,972.30	1,972.30	1,072.19

Balance amount of Rs. Nil (Previous Year Rs. 900.11 Crore) is lying in debt mutual funds as at Balance sheet date and been grouped in Current Investments.

#As approved by share holders at its meeting held on July 23, 2011

44	In Accordance with Clause 32 of Listing Agreement, Advance(s) in the nature of Loan is/are as under:

(As Certified by the Management)

(a)	Loans & Advances in the nature of Loans

Name of the Company	Relationship	Balance as at March 31, 2012	Maximum Amount Outstanding during the year	Balance as at March 31, 2011
Monte Cello BV	Subsidiary	—	0.40	0.40
Vizag General Cargo Berth Private Limited*	Subsidiary	—	50.00	—
Sterlite Opportunities & Ventures Limited**	Subsidiary	0.00	—	—
Sterlite Infra Limited	Subsidiary	5,860.06	5,860.06	5,781.42
Sterlite Energy Limited	Subsidiary	4,224.61	4,619.61	4,099.61
Vedanta Aluminium Limited	Associate	6,551.36	9,335.00	8,020.40

*	Excluding Debentures of Rs. 150 Crore (Previous year Rs. 97.5 Crore)

**	Excluding Debentures of Rs. Nil (Previous year Rs. 444.27 Crore)

(b)	None of the loans have made, per se, investment in the shares of the company.

(c)	(i) Investments made by Monte-Cello BV in Subsidiaries:-Investment in Copper Mines of Tasmania Pty. Ltd- 2 Shares & Thalanga Copper Mines Pty. Ltd- 5,78,240 Shares

(ii)	Investments made by Sterlite Energy Limited in Talwandi Sabo Power Limited 40,00,50,000 shares.

(iii)	Investments made by Sterlite Infra Limited in THL Zinc Ventures Limited- 1,00,001 Equity Shares & 70,00,000 Optionally Convertible Redeemable Preference Shares and in THL Zinc Holding B.V.—37,38,000 Equity Shares & 55,00,000 Optionally Convertible Redeemable Preference Shares.

d)	The above loans & advances to subsidiary fall under the category of loans & advances in the nature of loans where there is no repayment schedule and are repayable on demand and are free from interest except in case of Vedanta Aluminium Limited and Vizag General Cargo Berth Private Limited. The loan to Vedanta Aluminium Limited includes amount repayable after more than 7 years.

e)	As per the Company’s policy, loan to employees are not considered in (a) above.

45	General expenses include donations aggregating to Rs. 5.00 Crore (Previous Year Rs. 0.10 Crore) made during the year to Public Political Awareness Trust, an indirect contribution to political party.

46	In response to the various writ petitions filed in the year 1996-1998 challenging the environment clearances for setting up of the copper smelter at Tuticorin, the Madras High Court by its order dated September 28, 2010 ordered the closure of the smelter at Tuticorin. The Company had filed Special Leave Petition (SLP) in the Supreme Court of India against the impugned order of Madras High Court and the Hon’ble Supreme Court stayed the order of the High Court. The Hon’ble Supreme Court in subsequent hearings directed Tamilnadu Pollution Control Board (TNPCB) to issue directions to implement the improvement measures suggested by National Environmental Engineering Research Institute (NEERI), Central Pollution Control Board (CPCB) and them. The Company is in the process of complying with the improvement measures suggested. The matter was last heard on March 28, 2012 and listed for further hearing on May 9, 2012. Interim stay order granted by the Hon’ble Supreme Court continues and the unit continues to operate at rated capacity.

47	Proposed Dividend

The final dividend proposed for the year is as follows	Current year	Previous year
On Equity Shares of Rs 1 each
Amount of dividend proposed (Rs in Crore)	336.12	369.73
Dividend per Equity Share (in Rs)	1.00	1.10

48	The Central Excise Department had issued certain ex-parte demand in June 2010 for Rs.315.00 Crore in respect of non return of Job-work challans within stipulated time. Company had challenged the same by filing a Writ Petition in High Court. The High Court has disposed of the Petition directing the Department to investigate the matter afresh and then proceed in the matter. Thereafter the Department has issued a show cause notice dated September 09, 2011 asking the Unit to reverse an amount equivalent to the CENVAT credit attributable to the inputs or capital goods by debiting the Cenvat credit account. The same was contested by the Company. The Company has received a favourable decision and the demand under the notice has been dropped. In addition, the Department had also alleged violation of Advance license conditions for the period 2005-2009. No show cause notice in this regard has been served on the Company. The Company has obtained a Writ for stay on recoveries / further proceedings from the Honourable Madras High Court, Madurai Bench in this matter. The Company has also been legally advised that the alleged charges are not legally sustainable and there is no financial liability on the Company.

49	Net loss/(gain) on foreign currency transactions and translations amounting to Rs. 626.43 Crore [includes Rs. 456.28 Crore (Previous year Rs. (96.63) Crore) considered as cost of material consumed] ( Previous year Rs. (113.59) Crore) charged to the Statement of Profit and Loss.

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

50	Imported and Indigenous materials consumed

	Current year		Previous year
	(Rs in Crore)%		(Rs in Crore)%

Raw Materials:
Imported	15,826.40	98.33	13,707.14	98.19
Indigenous	268.00	1.67	252.36	1.81

	16,094.40	100.00	13,959.50	100.00

Stores and spare parts:
Imported	13.18	17.08	40.65	33.45
Indigenous	63.96	82.92	80.89	66.55

	77.14	100.00	121.54	100.00

51	CIF Value of Imports

		(Rs in Crore)

	Current year	Previous year
Raw Materials	14,465.20	14,357.83
Components and spare parts	15.29	33.92
Capital Goods	2.79	1.31

Total	14,483.28	14,393.06

52	Expenditure in Foreign Currency

		(Rs in Crore)

	Current year	Previous year
Interest	266.27	220.00
Professional and consultation fees	21.31	24.33
Foreign travel, subscription, etc.	0.81	0.75
Technical Service Charges	4.16	2.18
Long term incentive Scheme (Net of Recovery)	7.79	6.36
Incidental damages payable to ASARCO (Refer note No. 28)	423.32	—
Others	1.71	4.49

Total	725.37	258.11

53	Earnings in Foreign Currency

		(Rs in Crore)

	Current year	Previous year
Export of goods calculated on FOB basis	8,274.68	6,289.03
Management Fees	0.95	0.91
Gain on fair valuation of Embedded Derivatives	245.53	320.59
Others	9.15	43.06

Total	8,530.31	6,653.59

54	Particulars Of Dividend paid to Non resident shareholders

	Current year		Previous year
Number of Shareholders	1		1
Number of Shares held	1,671,144,924		417,786,231
Amount Remitted-Gross (Rs in Crore)	350.94		156.67

Year to which dividend relates	2010-11		2009-10
	(Final	)	(Final	)
	2011-12
	(Interim	)

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

55	Contingent liabilities and commitments (to the extent not provided for)

		(Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
I Commitments

(a) Estimated amount of contracts remaining to be executed on Capital Account and not provided for (net of advances)	1,261.33	1,530.52

(Cash outflow is expected on execution of such capital contracts, on progressive basis)

(b) Uncalled Liability on partly paid Shares/Debentures	22.37	74.87

II Contingent Liabilities

(a) Disputed Liabilities in Appeal

(i) Income Tax (No cash outflow is expected in the near future)	40.99	52.25

(ii) Sales Tax (relating to sale value)	7.26	7.26

(iii) Custom Duty (No cash outflow is expected in the near future)	6.23	6.23

(iv) Excise Duty (net of modvatable excise duty on interunit transfers) (Mainly on account of difference in valuation of intermediate products meant for captive consumption at other locations and clearance of intermediate products to other locations on job basis. No cash outflow is expected in the near future).	30.37	38.39

(v) Claims against the company not acknowledged as debt (No outflow is expected in the near future)	15.17	22.58

(vi) Service Tax (On account of credit taken on outward freight paid to goods transport agent & no outflow is expected in the near future)	2.81	18.57

(vii) FERA/FEMA (No outflow is expected in the near future)	59.90	59.90

(viii) Others (No outflow is expected in the near future)	10.09	10.09

(b)	The Company has given Corporate Guarantees to Banks/Financial Institutions/others on behalf of Vedanta Aluminium Limited, CMT, TCM, Sterlite Energy Limited, Talwandi Sabo Power Limited, Sterlite Infra Limited and Vizag General Cargo Berth Private Limited. The outstanding amount is Rs. 17,100 Crore (Previous year Rs. 15767.40 Crore) as on year end.

(c)	Estimated cost of variation in copper and precious metals quantity due to adjustments done based on metal contents as per laboratory assessments pending receipt of final invoice amounts to Rs.47.36 Crore (Previous year Rs. 27.11 Crore)

56	Segment Information as per Accounting Standard 17 on Segment Reporting

For the Year ended March 31, 2012

I) Information about Primary Business Segments.

(Rs in Crore)
Particulars	Business Segments						Unallocated		Eliminations		Grand Total
	Copper		Phosphoric Acid		Others
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Revenue
External Turnover	18,247.62	15,627.01	795.99	628.39	—	—	—	—	—	—	19,043.61	16,255.40
Inter-Segment Turnover	136.92	115.28	—	—	—	—	—	—	(136.92)	(115.28)	—	—
Gross Turnover	18,384.54	15,742.29	795.99	628.39	—	—	—	—	(136.92)	(115.28)	19,043.61	16,255.40
Less : Excise Duty Recovered on Sales	951.93	950.32	7.06	9.28			—	—	—	—	958.99	959.60
Total Revenue	17,432.61	14,791.97	788.93	619.11	—	—	—	—	(136.92)	(115.28)	18,084.62	15,295.80
Results
Segment Result	1,004.59	541.97	81.07	59.91	(0.35)	(0.26)	—	—	—	—	1,085.31	601.62
Unallocated Expenses	—	—	—	—	—	—	304.37	39.39	—	—	304.37	39.39
Operating Profit/(loss)	1,004.59	541.97	81.07	59.91	(0.35)	(0.26)	(304.37)	(39.39)	—	—	780.94	562.23
Less: Finance costs	—	—	—	—	—	—	597.46	317.02	—	—	597.46	317.02
Add : Other Income	—	—	—	—	—	—	2,247.68	1,628.92	—	—	2,247.68	1,628.92
Less: Income Tax (including Deferred Tax)	—	—	—	—	—	—	350.36	454.42	—	—	350.36	454.42
Less: Exceptional items	—	—	—	—	—	—	423.32	—	—	—	423.32	—
Net Profit/(Loss)	1,004.59	541.97	81.07	59.91	(0.35)	(0.26)	572.17	818.09	—	—	1,657.48	1,419.71
Segment Assets	6286.38	6828.27	378.59	312.45	5.03	5.14	—	—	—	—	6,670.00	7,145.86
Unallocated Corporate Assets	—	—	—	—	—	—	27632.04	26132.72	—	—	27,632.04	26,132.72
Total Assets	6286.38	6828.27	378.59	312.45	5.03	5.14	27632.04	26132.72	—	—	34,302.04	33,278.58
Segment Liabilities	2,798.06	3,231.91	89.78	59.12	0.01	0.03	—	—	—	—	2,887.85	3,291.06
Unallocated Corporate liabilities	—	—	—	—	—	—	6,676.81	6,758.62	—	—	6,676.81	6,758.62
Total Liabilities	2,798.06	3,231.91	89.78	59.12	0.01	0.03	6,676.81	6,758.62	—	—	9,564.66	10,049.68
Capital Expenditure	462.41	509.41	13.84	4.94	—	—	21.78	5.71	—	—	498.03	520.06
Depreciation and impairment	143.78	134.68	16.64	15.99	0.09	0.10	1.95	1.88	—	—	162.46	152.65
Non-cash Expenditure (excluding depreciation and impairment)	15.80	19.28	—	—	—	—	—	—	—	—	15.80	19.28

(a)	The Company has disclosed business segment as primary segment. Segments have been identified and reported taking into account, the different risks and returns, the organization structure and the internal reporting systems. The main business segment are i) Copper which consist of manufacturing of copper cathode, continuous cast copper rod, anode slime and dore, ii) Phosphoric acid and iii) other business segment consits of Aluminium Foils.
(b)	Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

II) Information about secondary segment

	(Rs in Crore)
Geographical Segment	Current Year	Previous Year
Revenue by geographical segment-Turnover
India	10,760.30	9,936.25
Outside India	8,283.31	6,319.15

Total	19,043.61	16,255.40

Carrying Amount of Segment Assets
India	6,465.77	6,941.63
Outside India	204.23	204.23

Total	6,670.00	7,145.86

Segment Capital Expenditure
India	476.25	514.35
Outside India	—	—

Total	476.25	514.35

Reconciliation between segment revenue and enterprise revenue

		( Rs in Crore)
Particulars	Current Year	Previous Year
Segment Revenue (net of excise duty)
- Copper	17,432.61	14,791.97
- Phosphoric Acid	652.01	503.83
- Others	—	—

Total Segment Revenue	18,084.62	15,295.80

Enterprise Revenue
Revenue from operations (Net) as per Statement of Profit and Loss	18,092.06	15,307.14
Less: Other operating revenues	(7.44)	(11.34)

Total enterprise revenue	18,084.62	15,295.80

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

57	Related Party disclosures
List of related parties and relationships

i)	Entities Controlling the Company (Holding Companies)
Twinstar	Holdings Limited
Vedanta	Resources Holdings Limited
Vedanta	Resources Plc.
Volcan	Investments Limited

ii)	Fellow Subsidiary
Konkola Copper Mines Plc.
The	Madras Aluminium Company Limited
Sesa	Goa Limited

Sesa Resources Limited (Earlier known as V S Dempo & Co. Private Limited)

Sesa Mining Corporation Private Limited (Earlier known as Dempo Mining Corporation Limited)

Vedanta	Jersey Investments Limited
Cairn	India Limited
Sterlite	Iron and Steel Company Limited

iii)	Subsidiaries
Hindustan	Zinc Limited
Bharat	Aluminium Company Limited
Copper	Mines of Tasmania Pty Limited
Thalanga	copper mines Pty Limited
Sterlite	Energy Limited
Sterlite	Infra Limited
Monte	Cello B.V.
Talwandi	Sabo Power Limited
Sterlite	(USA) Inc
Fujairah	Gold FZE
THL	Zinc Ventures Limited (w.e.f. November 19, 2010)
THL	Zinc Limited (w.e.f. November 19, 2010)
THL	Zinc Holding B.V. (w.e.f. February 15, 2011)
THL	Zinc Namibia Holdings (Pty) Limited (w.e.f. December 03, 2010)
Skorpion	Zinc (Pty) Limited (w.e.f. December 03, 2010)
Skorpion	Mining Company (Pty) Limited (w.e.f. December 03, 2010)
Namzinc	(Pty) Limited (w.e.f. December 03, 2010)
Amica	Guesthouse (Pty) Limited (w.e.f. December 03, 2010)
Rosh	Pinah Health Care (Pty) Limited (w.e.f. December 03, 2010)
Black	Mountain Mining (Pty) Limited (w.e.f. February 04, 2011)

Vedanta Lisheen Holdings Limited (Earlier known as Vedanta Lisheen Finance Limited) (w.e.f. February 15, 2011)

Vedanta	Lisheen Mining Limited (w.e.f. February 15, 2011)
Killoran	Lisheen Mining Limited (w.e.f. February 15, 2011)
Killoran	Lisheen Finance Limited (w.e.f. February 15, 2011)

Lisheen Milling Limited (w.e.f. February 15, 2011)

Sterlite Ports Limited (Earlier known as MALCO Power Company Limited)

Sterlite Infra Ventures Limited (Earlier known as Malco Industries Limited)

Paradip Multi Cargo Berth Private Limited

Vizag General Cargo Berth Private Limited

Lisheen Mine Partnership (w.e.f. February 15, 2011)

Pecvest 17 Properietary Limited (w.e.f. November 19, 2010)

Lakomasko B.V. (w.e.f. November 28, 2011)

THL Zinc Co-operatief U.A. (upto November 29, 2011)

Azela Limited (upto February 17, 2012)

Killoran Lisheen Holdings Limited (upto February 17, 2012)

Vedanta Base Metals (Ireland) Limited (upto February 17, 2012)

Killoran Concentrates Limited (upto February 17, 2012)

Killoran Lisheen Limited (upto February 17, 2012)

iv)	Associates
Vedanta	Aluminium Limited

v)	Key Managerial Personnel

Mr. Anil Agarwal

Mr. Navin Agarwal

Mr. Tarun Jain

Mr. D. D. Jalan

Mr. M. S. Mehta

vi)	Relatives of Key management Personnel

Mr. Dwarka Prasad Agarwal Relative of Mr. Anil Agarwal and Mr. Navin Agarwal

vii)	Others
Vedanta	Foundation
Public	and Political Awareness Trust
Anil	Agarwal Foundation Trust
Vedanta	Medical Research Foundation
Sterlite	Technologies Limited

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

viii) Transaction During the year with related parties (Rs in Crore)

																	( Rs in Crore)
		Particulars	Holding Companies		Fellow Subsidiary		Subsidiaries		Associates		Key Management Personnel		Relative of Key Managerial Personnel		Others		Total
			Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
1		Loans & Advances
	a	Given/(Received) During the year	—	—	5.32	1.06	251.40	6,785.52	(1,056.39)	(456.83)	—	—	—	—	(0.21)	(0.12)	(799.88)	6,329.63
	b	Balance as at March 31, 2012	—	—	9.23	3.92	10,130.09	9,878.69	7,045.06	8,101.45	—	—	—	—	0.22	0.42	17,184.60	17,984.48
2		(a) Investments made during the year	—	—	—	—	1,154.00	97.69	3,000.00	—	—	—	—	—	—	—	4,154.00	97.69
		(b) Redemption of Investments during the year	—	—	—	—	—	(164.08)	—	(1,815.00)	—	—	—	—	—	—	—	(1,979.08)
3		Investments as at 31st March, 2012	—	—	—	—	3,231.05	2,554.46	3,563.04	563.04	—	—	—	—	—	—	6,794.09	3,117.50
4		Purchase/ (Sales) of Fixed Assets	—	—	—	—	(19.27)	—	—	—	—	—	—	—	—	—	(19.27)	—
5		Current Liabilities
		Balance as at March 31, 2012	153.88	65.51	6.32	2.17	126.12	268.08	—	—	—	—	—	—	—	—	286.32	335.76
6		Debtors
		Balance as at March 31, 2012	—	—	—	—	17.36	218.50	—	—	—	—	—	—	18.65	18.54	36.01	237.04
7		Income
	a	Sales	—	—	0.17	0.16	4.01	896.25	—	—	—	—	—	—	22.67	40.03	26.85	936.44
	b	Management Consultancy Services	0.95	0.91	—	—	—	—	—	—	—	—	—	—	—	—	0.95	0.91
	c	Interest & Guarantee Commission	—	—	—	—	3.02	86.73	888.97	675.73	—	—	—	—	—	—	891.99	762.46
	d	Dividend Income	—	—	—	—	688.60	2.81	—	—	—	—	—	—	—	—	688.60	2.81
8		Expenditure
	a	Long Term Incentive Plan expenses	87.70	54.47	—	—	—	—	—	—	—	—	—	—	—	—	87.70	54.47
	b	Purchases	—	—	7.23	7.91	965.63	841.44	—	—	—	—	—	—	—	—	972.86	849.35
	c	Remuneration/Sitting Fees	—	—	—	—	—	—	—	—	27.16	18.19	—	—	—	—	27.16	18.19
	d	Allocation of Corporate Expenses	—	—	(0.18)	(0.33)	(22.61)	(23.72)	(6.87)	(6.26)	—	—	—	—	—	—	(29.66)	(30.31)
	e	Management Consultancy Services incl representative office fees	23.97	22.81	—	—	(21.75)	—	—	—	—	—	—	—	—	—	2.22	22.81
	f	Guarantee Commission	—	(2.90)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2.90)
	g	Power Charges	—	—	85.93	40.11	50.53	—	—	—	—	—	—	—	—	—	136.46	40.11
	h	Recovery of deputed employees remuneration	—	—	(7.78)	(14.48)	(103.06)	(103.35)	(59.49)	(18.10)	—	—	—	—	(0.45)	(0.61)	(170.78)	(136.54)
	i	Recovery of other expenses	—	—	(8.44)	(17.27)	(61.15)	(46.11)	(26.11)	(15.09)	—	—	—	—	(0.00)	(0.15)	(95.70)	(78.62)
	j	Purchase of DEPB	—	—	—	—	24.52	—	—	—	—	—	—	—	—	—	24.52	—
	k	Donation	—	—	—	—	—	—	—	—	—	—	—	—	6.87	0.10	6.87	0.10
9		Dividend paid	385.69	156.67	25.15	9.61	—	—	—	—	—	—	—	—	—	—	410.84	166.28
10		Guarantees Given	—	—	—	—	12,561.66	11,129.00	4,538.34	4,638.40	—	—	—	—	—	—	17,100.00	15,767.40
11		Guarantees taken	613.88	535.80	—	—	—	—	—	—	—	—	—	—	—	—	613.88	535.80

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

ix) Details of Major Transactions with related parties :-	Current Year	Previous Year

I Loans & Advances :	(Rs in Crore)	( Rs in Crore)

(a) Given/(Received) During the year :
1 Hindustan Zinc Limited	2.81	2.19
2 Fujairah Gold FZE	0.36	0.55
3 Sterlite Infra Limited	79.11	5,742.62
4 Bharat Aluminium Company Limited	20.70	0.07
5 Talwandi Sabo Power Limited	0.94	(124.76)
6 Vedanta Aluminium Limited	(1,056.39)	(456.83)
7 Monte-Cello BV	(0.40)	(0.79)
8 Sterlite Energy Limited	142.14	1,166.01
9 Konkola Copper Mines Plc	4.47	0.19
10 Sesa Resources limited	(0.17)	0.23
11 Sesa Goa Limited	(0.73)	0.13
12 Sterlite Opportunities and Ventures Limited (adjusted pursuant to Amalgamation)	(0.04)	(0.42)
13 The Madras Aluminum Company Limited	1.09	0.33
14 Sesa Mining Corporation Private Limited	0.05	0.19
15 Anil Agarwal Foundation Trust	(0.07)	(0.04)
16 Vizag General Cargo Berth Private Limited	0.50	0.04
17 Sterlite Iron And Steel Company Limited	0.51	—
18 Sterlite Ports Limited	0.05	—
19 Sterlite Infraventures Limited	0.13	—
20 Paradip Multi Cargo Berth Private Limited	0.76	—
21 Black Mountain Mining (Pty) Ltd	1.65	—
22 Skorpion Mining Company (Pty) Ltd	1.50	—
23 Vedanta Lisheen Holdings Limited	1.19	—
24 Cairn India Limited	0.10	—
25 Vedanta Foundation (Amounting Rs. 8,000)	0.00	—
26 Sterlite Technologies Limited	(0.14)	(0.08)

	(799.88)	6,329.63

(b) Balance as at 31st March 2012 :
1 Bharat Aluminium Company Limited	25.27	4.56
2 Konkola Copper Mines Plc	4.73	0.26
3 Monte Cello BV	—	0.40
4 Sterlite Infra Limited	5,860.53	5,781.42
5 Sterlite Opportunities and Ventures Limited	0.00	0.04
6 Sesa Resources Limited	0.06	0.23
7 Talwandi Sabo Power Limited	1.32	0.38
8 Sterlite Energy Limited	4,225.85	4,083.70
9 Fujairah Gold FZE	1.07	0.72
10 Anil Agarwal Foundation Trust	0.07	0.13
11 Sesa Goa Limited	0.36	1.09
12 Vedanta Aluminium Limited	7,045.06	8,101.45
13 Hindustan Zinc Limited	10.23	7.42
14 The Madras Aluminum Company Limited	2.09	1.00
15 Sesa Mining Corporation Private Limited	0.23	0.19
16 Vizag General Cargo Berth Private Limited	0.54	0.04
17 Sterlite Iron And Steel Company Limited	1.66	1.16
18 Sterlite Ports Limited	0.05	—
19 Sterlite Infraventures Limited	0.13	—
20 Paradip Multi Cargo Berth Private Limited	0.76	—
21 Black Mountain Mining (Pty) Limited	1.65	—
22 Skorpion Mining Company (Pty) Limited	1.50	—
23 Vedanta Lisheen Holdings Limited	1.19	—
24 Cairn India Limited	0.10	—
25 Vedanta Foundation (Amounting Rs. 8,000)	0.00	—
26 Sterlite Technologies Limited	0.15	0.29

	17,184.60	17,984.48

Loans & Advances - Current	16,495.60	17,195.48
Loans & Advances - Non-current	689.00	789.00

	17,184.60	17,984.48

II			Investments / (Redemption) made during the year:
		1	Sterlite Opportunities and Ventures Limited	—	(164.08)
		2	Vedanta Aluminium Limited	3,000.00	(1,815.00)
		3	Hindustan Zinc Limited (Pursuant to scheme of Amalgamation)	1,101.50	—
		4	Sterlite Ports Limited	—	0.05
		5	Sterlite Infraventures Limited	—	0.13
		6	Paradip Multi Cargo Berth Private Ltd	—	0.01
		7	Vizag General Cargo Berth Pvt Ltd	52.50	97.51

				4,154.00	(1,881.39)

III			Investments as at 31st March, 2012:
		1	Bharat Aluminium Company Limited	553.18	553.18
		2	Monte Cello BV	204.23	204.23
		3	Sterlite Opportunities and Ventures Limited	—	495.32
		4	Sterlite Energy Limited	1,203.98	1,203.98
		5	Vedanta Aluminium Limited	3,563.04	563.04
		6	Sterlite (USA) Inc (Current and previous year Rs. 42.77)	—	—
		7	Sterlite Infra Limited	0.05	0.05
		8	Vizag General Cargo Berth Pvt Ltd	150.01	97.51
		9	Paradip Multi Cargo Berth Private Ltd	0.01	0.01
		10	Sterlite Ports Limited	0.05	0.05
		11	Sterlite Infraventures Limited	0.13	0.13
		12	Hindustan Zinc Limited	1,101.50	—
		13	Additional contribution on account of fair valuation of Corporate Guarantees	17.91	—

				6,794.09	3,117.50

IV			Purchase/ (Sales) of Fixed Assets:
		1	Fujairah Gold FZE	(13.71)	—
		2	Hindustan Zinc Limited	(5.56)	—

				(19.27)	—

V			Payables:
		1	Vedanta Resources Plc	153.88	65.51
		2	Copper Mines of Tasmania Pty Limited	125.47	268.08
		3	The Madras Aluminum Company Limited	5.28	1.12
		4	Konkola Copper Mines Plc	1.04	1.05
		5	Sterlite Energy Limited	0.65	—

				286.32	335.76

VI			Receivables:
		1	Fujairah Gold FZE	17.36	218.50
		2	Sterlite Technologies Limited	18.65	18.54

				36.01	237.04

VII			Income:
	(a)		Sales:
		1	The Madras Aluminum Company Limited	0.17	0.16
		2	Fujairah Gold FZE	4.01	896.25
		3	Sterlite Technologies Limited	22.67	40.03

				26.85	936.44

	(b)		Management Consultancy Services:
		1	Vedanta Resources Plc	0.95	0.91

				0.95	0.91

	(c)		Interest & Guarantee Commission:
		1	Vedanta Aluminium Limited	888.97	675.73
		2	Sterlite Energy Limited	—	83.37
		3	Talwandi Sabo Power Limited	—	3.34
		4	Vizag General Cargo Berth Pvt Ltd	3.02	0.02

				891.99	762.46

	(d)		Dividend Income:
		1	Hindustan Zinc Limited	685.79	—
		2	Bharat Aluminium Company Limited	2.81	2.81

				688.60	2.81

152

VIII			Expenditure:
	(a)		Long Term Incentive Plan (including amount received from group companies):
		1	Vedanta Resources Plc	87.70	54.47

				87.70	54.47

	(b)		Purchases:
		1	Copper Mines of Tasmania Pty Limited	965.63	840.29
		2	Konkola Copper Mines	—	1.09
		3	Sesa Goa Limited	7.23	6.82
		4	Hindustan Zinc Limited	—	1.07
		5	Fujairah Gold FZE	—	0.08

				972.86	849.35

	(c)		Remuneration/Sitting Fees:
		1	Mr. Navin Agarwal	12.51	9.70
		2	Mr. Tarun Jain	6.92	5.82
		3	Mr. D. D. Jalan	3.40	2.67
		4	Mr. M.S.Mehta	4.33	—

				27.16	18.19

	(d)		Allocation of Corporate Expenses:
		1	Hindustan Zinc Limited	(13.81)	(13.84)
		2	Bharat Aluminium Company Limited	(8.80)	(9.88)
		3	The Madras Aluminum Company Limited	(0.18)	(0.33)
		4	Vedanta Aluminium Limited	(6.87)	(6.26)

				(29.66)	(30.31)

	(e)		Management Consultancy Services including representative office fees paid /(recoveries):
		1	Vedanta Resources Plc	23.97	22.81
		2	Hindustan Zinc Limited	(13.29)	—
		3	Bharat Aluminium Company Limited	(8.46)	—

				2.22	22.81

	(f)		Guarantee Commission:
		1	Vedanta Resources plc	—	(2.90)

				—	(2.90)

	(g)		Power Charges:
		1	Sterlite Energy Limited	50.53	—
		2	The Madras Aluminum Company Limited	85.93	40.11

				136.46	40.11

	(h)		Recovery of deputed employees remuneration:
		1	Hindustan Zinc Limited	(55.81)	(52.41)
		2	Bharat Aluminium Company Limited	(37.26)	(43.67)
		3	The Madras Aluminum Company Limited	(0.34)	(0.40)
		4	Konkola Copper Mines	0.11	(0.11)
		5	Vedanta Aluminium Limited	(59.50)	(18.10)
		6	Sesa Resources limited	(0.84)	(1.90)
		7	Sterlite Energy Limited	(5.54)	(4.35)
		8	Sesa Mining Corporation Private Limited	(1.76)	(1.27)
		9	Anil Agarwal Foundation Trust	(0.45)	(0.61)
		10	Sesa Goa Limited	(4.33)	(10.31)
		11	Talwandi Sabo Power Limited	(3.07)	(2.44)
		12	Fujairah Gold FZE	(0.46)	(0.49)
		13	Sterlite Iron And Steel Company Limited	(0.51)	(0.48)
		14	Cairn India	(0.10)
		15	Copper Mines of Tasmnia	(0.92)

				(170.78)	(136.54)

153

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

(i) Recovery of expenses :
1 Hindustan Zinc Limited	(30.64)	(25.61)
2 Bharat Aluminium Company Limited	(21.06)	(15.32)
3 The Madras Aluminum Company Limited	(0.79)	(1.07)
4 Konkola Copper Mines	(7.21)	(15.49)
5 Vedanta Aluminium Limited	(26.10)	(15.08)
6 Talwandi Sabo Power Limited	(1.01)	(0.34)
7 Sterlite Energy Limited	(2.15)	(0.98)
8 Sterlite Infra Limited	(0.18)	(2.58)
9 Copper Mines of Tasmania Pty Limited	(1.06)	(0.91)
10 Fujairah Gold FZE	(0.36)	(0.38)
11 Sterlite Opportunities & Ventures Limited (Previous year Rs. 39,700)	—	(0.00)
12 Sesa Goa Limited	(0.40)	(0.59)
13 Sesa Resources limited	(0.03)	(0.09)
14 Anil Agarwal Foundation Trust	(0.00)	(0.15)
15 Sesa Mining Corporation Private Limited	(0.01)	(0.03)
16 Black Mountain Mining (Pty) Limited	(1.65)	—
17 Skorpion Mining Company (Pty) Limited	(1.19)	—
18 Vedanta Lisheen Holdings Limited	(1.50)	—
19 Vizag General Cargo Berth Pvt Ltd	(0.36)	—

	(95.70)	(78.62)

(j) Purchase of DEPB
1 Hindustan Zinc Limited	24.52	—

	24.52	—

(k) Donation :
1 Public & Political Awareness Trust	5.00	0.10
2 Vedanta Foundation	1.87	—

	6.87	0.10

IX Dividend paid :
1 Twinstar Holdings Limited	385.69	156.67
2 The Madras Aluminum Company Limited	25.15	9.61

	410.84	166.28

X Guarantees given :
1 Copper Mines of Tasmania Pty Limited	32.00	32.00
2 Thalanga Copper Mines Pty Limited	15.26	13.23
3 Vedanta Aluminium Limited	4,538.34	4,638.40
4 Sterlite Energy Limited	5,960.37	3,360.37
5 Talwandi Sabo Power Limited	3,423.06	4,610.68
6 Sterlite Infra Limited	2,522.72	2,522.72
7 Vizag General Cargo Berth Private Limited	608.25	590.00

	17,100.00	15,767.40

XI Guarantees taken :
1 Vedanta Resources Plc	613.88	535.80

	613.88	535.80

Sterlite Industries (India) Limited

Notes forming part of Financial Statements for the year ended March 31, 2012

58	Disclosure on Financial and Derivatives Instruments

a)	Derivative contracts entered into by the company and outstandings as at Balance Sheet date

(i)	To hedge currency related risks, the company has entered into forex forward covers. The nominal amounts of such derivative contracts outstanding as at Balance sheet date are Rs. 1955.05 Crore (net of Forward Sell covers of Rs. 97.89 Crore) (Previous year Rs. 1,543.76 Crore)

(ii)	For hedging commodity related risks :- Category wise break up is given below.

Particulars	As at March 31, 2012		As at March 31, 2011
	Purchases	Sales	Purchases	Sales
Forwards / Futures
Copper (MT)	10,850	3,575	12,300	9,725
Gold (Oz)	50,402	114,806	43,443	221,150
Silver (Oz)	319,957	901,012	323,212	1,349,857

b)	All derivative and Financial instruments acquired by the company are for hedging purposes only.

c)	Unhedged foreign currency exposure is as under:-

	( Rs in Crore)

Particulars	As at March 31, 2012	As at March 31, 2011
Payable	2,797.74	3,716.82
Unsecured Borrowings – Convertible Senior note	2,136.68	1,992.19
Receivable	128.97	416.27

59	The Revised Schedule VI has become effective from April 1, 2011 for the preparation of financial statements. This has significantly impacted the disclosure and presentation made in the financial statements. Previous year’s figures have been regrouped / reclassified wherever necessary to correspond with the current year’s classification / disclosure.

For and on behalf of the Board of Directors

Navin Agarwal	M.S.Mehta	D.D.Jalan	Rajiv Choubey
Executive Vice chairman	Chief Executive Officer	Whole Time Director &	Company Secretary
Chief Financial Officer

Place : Mumbai
Dated : April 25, 2012

AUDITORS’ REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To,

THE BOARD OF DIRECTORS

STERLITE INDUSTRIES (INDIA) LIMITED

1	We have audited the attached Consolidated Balance Sheet of STERLITE INDUSTRIES (INDIA) LIMITED (the Company), it’s subsidiaries and associate Companies (collectively referred to as “the Group”), as at March 31st 2012, the Consolidated Statement of Profit and Loss and Consolidated Cash Flow Statement for the year ended on that date, annexed thereto. The Consolidated Financial Statements are the responsibility of Company’s management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

2	We conducted our audit in accordance with the generally accepted auditing standards in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3

We did not audit the financial statements of Copper Mines of Tasmania Pty Limited, Thalanga Copper Mines Pty. Limited, Fujairah Gold FZE, Black Mountain Mining (Proprietary) Limited, Vedanta Lisheen Finance Limited (Consolidated Financial Statements), THL Zinc Namibia Holdings (Proprietary) Limited (Consolidated Financial Statements), Monte Cello BV, THL Zinc Holding B.V, THL Zinc Limited, THL Zinc Venture Limited and Lakomasko B.V, the subsidiary Companies whose financial statements reflect total assets of Rs. 8,154.38 Crore as at March 31st 2012, total revenues (Net) of Rs.6,268.81 Crore and net cash outflows amounting to Rs. 658.46 Crore for the year ended on that date as considered in the Consolidated Financial Statements. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion, is based solely on their reports.

4	The financial statements of THL Zinc Holding Co-operatief U.A, Pecvest 17 Proprietary Limited and Sterlite (USA) Inc., the subsidiary companies reflecting the total assets of Rs. Nil as at March 31st, 2012, total revenues (Net turnover) of Rs. Nil and net cash inflows of Rs. Nil for the year ended on that date as considered in Consolidated Financial Statements are not audited. These financial statements have been certified by management and, our opinion, in so far as it relates to the amounts included in respect of the subsidiaries, is based solely on these certified financial statements.

5	The financial statements of Bharat Aluminium Company Limited, Sterlite Energy Limited, Talwandi Sabo Power Limited, Sterlite Infra Limited, Sterlite Ports Limited (formerly Malco Power Company Limited), Sterlite Infraventures Limited (formerly Malco Industries Limited), Vizag General Cargo Berth Private Limited, Paradeep Multi Cargo Berth Private Limited and Hindustan Zinc Limited, all Subsidiary Companies, whose financial statements reflect total assets of Rs.53,708.95 Crore as at March 31st 2012, total revenues (Net) of Rs. 18,450.57 Crore and net cash outflow of Rs.113.42 Crore for the year ended on that date as considered in Consolidated Financial Statements have been audited by one of the joint auditors.

6	The financial statements of Vedanta Aluminium Limited, an associate company, reflect group’s share of loss of Rs. 772.27 Crore for the year ended March 31st 2012 has been audited by one of the joint auditors.

7	Attention is invited to Note No. 42 on the financial statements relating to long term investment, by Hindustan Zinc Limited, in equity shares of a power Company being classified as an intangible asset and amortized. This treatment is in preference to requirements of Accounting Standard 30 ‘Financial Instruments: Recognition and Measurement’ Accounting Standard 26 ‘Intangible Assets’ and Schedule XIV of the Companies Act, 1956. This has resulted in profit after tax attributable to group being lower by Rs. 2.05 Crore, profit attributable to minority interest being lower by Rs. 1.11 Crore, investments being lower by Rs.98.41 Crore, fixed assets being higher by Rs. 46.69 Crore, deferred tax liability being lower by Rs. 16.78 Crore, reserves and surplus being lower by Rs. 22.68 Crore and minority interest being lower by Rs. 12.26 Crore.

8	We report that the Consolidated Financial Statements have been prepared by the Company’s Management in accordance with the requirements of Accounting Standard (AS) – 21 ‘Consolidated Financial Statements’ and Accounting Standard (AS) – 23 ‘Accounting for Investments in Associates in Consolidated Financial Statements’ as notified under the Companies (Accounting Standards) Rules, 2006.

9	Based on our audit and on the consideration of reports of other auditors on separate financial statements and on other financial information of the components and to the best of information and according to the explanations given to us, we are of the opinion that the attached Consolidated financial statements read together with notes thereto give a true and fair view in conformity with the accounting principles generally accepted in India: -

a)	In case of the Consolidated Balance Sheet, of the state of affairs of the Group as at March 31st, 2012;

b)	In case of the Consolidated Statement of Profit and Loss , of the profit of the Group for the year ended on that date; and

c)	In case of the Consolidated Cash Flow Statement, of the Cash Flows of the Group for the year then ended on that date.

For CHATURVEDI & SHAH	For DELOITTE HASKINS SELLS

Chartered Accountants	Chartered Accountants

(Registration No.: 101720W)	(Registration No.: 117366W)

R. KORIA	SHYAMAK R. TATA

Partner	Partner

Membership No. 35629	Membership No. 38320

MUMBAI, 25th APRIL, 2012

Sterlite Industries (India) Limited

Consolidated Balance Sheet as at March 31, 2012

				(Rs in Crore)

	Notes		As at March 31, 2012	As at March 31, 2011
I. EQUITY AND LIABILITIES

1 Shareholders’ funds
(a) Share capital	3	336.12		336.12
(b) Reserves and surplus	4	45,719.56		41,099.36

			46,055.68	41,435.48

2 Minority Interest			12,198.99	10,291.27

3 Non-current liabilities
(a) Long-term borrowings	5	7,448.64		5,355.48
(b) Deferred tax liabilities (Net)	6	2,208.27		2,178.85
(c) Other long-term liabilities	7	572.83		353.01
(d) Long-term provisions	8	893.00		829.92

			11,122.74	8,717.26

4 Current liabilities
(a) Short-term borrowings	9	7,023.86		5,592.07
(b) Trade payables		3,251.56		3,496.17
(c) Other current liabilities	10	5,146.60		3,794.80
(d) Short-term provisions	11	683.30		1,118.65

			16,105.32	14,001.69

TOTAL			85,482.73	74,445.70

II. ASSETS

1 Non-current assets
(a) Fixed assets	12(a)
(i) Tangible assets		21,352.40		17,439.59
(ii) Intangible assets		56.87		65.96
(iii) Capital work-in-progress		12,089.92		9,918.01
(iv) Intangible assets under development		2.27		0.74
(b) Goodwill on consolidation	12(b)	4,061.47		3,891.83
(c) Non-current investments	13	3,203.27		259.36
(d) Deferred tax assets (Net)	6	—		5.24
(e) Long-term loans and advances	14	4,344.20		3,391.78
(f) Other non-current assets	15	680.58		605.08

			45,790.98	35,577.59

2 Current assets
(a) Current investments	16	14,419.94		12,644.51
(b) Inventories	17	4,498.06		5,154.67
(c) Trade receivables	18	1,818.18		1,618.27
(d) Cash and cash equivalents	19	8,539.20		9,501.99
(e) Short-term loans and advances	20	9,964.00		9,574.99
(f) Other current assets	21	452.37		373.68

			39,691.75	38,868.11

TOTAL			85,482.73	74,445.70

The accompanying notes are forming part of the financial statements

As per our reprot of even date		For and on behalf of the Board of Directors

For Chaturvedi & Shah	For Deloitte Haskins & Sells	Navin Agarwal	M.S.Mehta
Chartered Accountants	Chartered Accountants	Executive Vice Chairman	Chief Executive Officer

R. Koria	Shyamak R. Tata	D.D. Jalan	Rajiv Choubey
Partner	Partner	Whole Time Director & Chief Financial Officer	Company Secretary

Place : Mumbai

Dated : April 25, 2012

Sterlite Industries (India) Limited

Consolidated Statement of Profit and Loss for the year ended March 31, 2012

			(Rs in Crore)

	Notes	Year ended March 31, 2012	Year ended March 31, 2011
I. Revenue from operations (Gross)	22	43,115.91	32,275.87
Less: Excise Duty		(1,936.97)	(1,847.37)

Revenue from operations (Net)		41,178.94	30,428.50
II. Other income	23	3,163.21	2,521.74

III. Total Revenue (I + II)		44,342.15	32,950.24

IV. Expenses:
Cost of materials consumed		18,712.27	14,918.25
Purchases of Stock-in-Trade		12.07	17.20
Changes in inventories of finished goods, work-in-progress and stock-in-trade	24	119.67	(565.72)
Employee benefits expense	25	1,612.21	1,131.65
Finance costs	26	852.42	350.93
Depreciation and amortisation expense		1,829.81	1,030.13
Other expenses	27	10,859.40	6,877.30

Total expenses		33,997.85	23,759.74

V. Profit before exceptional items and tax (III-IV)		10,344.30	9,190.50

VI. Exceptional items	28	472.64	56.82

VII Profit before tax (V-VI)		9,871.66	9,133.68

VIII Tax expense:
- Current tax	29(a)	2,076.98	1,497.84
- Deferred tax	29(b)	33.57	313.80

IX Profit for the year before Minority Interest and Consolidated Share of Loss of Associate (VII-VIII)		7,761.11	7,322.04

X Less : Minority Interest in income		2,160.92	1,994.53
XI Consolidate share in Loss of Associate		(772.27)	(284.99)

XII Profit for the year (IX-X-XI)		4,827.92	5,042.52

XIII Earnings per equity share of Re 1 each	51
- Basic		14.36	15.00
- Diluted		14.36	14.32

The accompanying notes are forming part of the financial statements

As per our reprot of even date		For and on behalf of the Board of Directors

For Chaturvedi & Shah	For Deloitte Haskins & Sells	Navin Agarwal	M.S. Mehta
Chartered Accountants	Chartered Accountants	Executive Vice Chairman	Chief Executive Officer

R. Koria	Shyamak R. Tata	D.D. Jalan	Rajiv Choubey
Partner	Partner	Whole Time Director & Chief Financial Officer	Company Secretary

Place : Mumbai

Dated : April 25, 2012

STERLITE INDUSTRIES (INDIA) LIMITED

CONSOLIDATED CASH FLOW STATEMENT

			(Rs in Crore)

	Year Ended March 31, 2012		Year Ended March 31, 2011
A. Cash flow from Operating Activities
Profit before tax		9,871.66		9,133.68
Consolidated Share in Loss of Associate		(772.27)		(284.99)

		9,099.39		8,848.69

Adjusted for :
- Bad debts and advances written off	3.46		23.71
- Depreciation and amortisation expense	1,829.81		1,030.13
- Dividend on current investments	(99.25)		(423.79)
- Interest income	(1,770.05)		(1,252.77)
- Finance costs	852.42		308.71
- Foreign Exchange difference	687.39		(129.84)
- Net gain on sale of current investments	(702.06)		(91.51)
- Rollover (Gain)/Loss on forward covers	93.29		(7.52)
- Profit on sale of fixed assets	(6.60)		(27.95)
- Provision for bad and doubtful debts	15.80		3.28
- Sundry Liabilities written back	(31.23)		(13.79)
- Deferred government grant transferred	(0.01)		(0.01)
- Consolidated Share in Loss of Associate	772.27		284.99
- Gain on mark to market of current investments	(268.09)		(327.04)
- Gain on fair valuation of embedded derivatives	(245.53)		(320.59)
		1,131.62		(943.99)

Operating profit before working capital changes		10,231.01		7,904.70
Adjusted for:
- Trade receivables and other assets	(482.60)		(1,122.65)
- Inventories	701.47		(1,812.05)
- Trade payables and other liabilities	332.69		2,615.47
		551.56		(319.23)

Cash generated from operations		10,782.57		7,585.47
Income taxes paid		(2,382.81)		(1,734.59)

Net cash generated from operating activities		8,399.76		5,850.88

B. Cash flow from Investing Activities
Payment towards share application money in Joint Venture		(0.87)		(0.87)
Purchase of fixed assets & capital work in progress		(7,439.39)		(5,400.86)
Sale of fixed assets		43.36		52.20
Purchase of current investments		(74,705.51)		(120,641.89)
Rollover (Loss)/Gain on forward covers		(80.23)		4.95
Sale of current investment		73,900.24		128,194.92
Loans to related parties		(2,736.48)		(5,664.65)
Loans repaid by related parties		105.99		6,147.31
Payments for acquisitions of new entities (refer note 3)		(778.39)		(7,343.67)
Refund of purchase consideration in BMM acquisition		43.57		—
Interest received		1,452.67		973.76
Dividend on current investments		99.25		437.61
Bank balances not considered as cash and cash equivalents
– Placed		(8,186.42)		(9,370.47)
– Matured		8,760.70		5,119.68

Net cash used in investing activities		(9,521.51)		(7,491.98)

C. Cash flow from Financing Activities
Share issue expenses (net)		—		(1.59)
Proceeds from Long term borrowings		2,698.47		2,250.30
Repayment of Long term borrowings		(875.91)		(828.12)
Proceeds from Short Term borrowings		28,698.92		1,740.13
Repayment of Short Term borrowings		(27,475.83)		(599.49)
Interest and finance charges paid		(1,075.23)		(439.99)
Rollover Gain/(Loss) on forward covers		18.73		(15.01)
Dividend and tax thereon paid		(1,311.33)		(501.81)
Margin money deposit (net)		(16.23)		(0.09)

Net Cash from financing activities		661.59		1,604.33

Effect of exchange rate on cash & cash equivalent		51.64		4.28
Net decrease in cash and cash equivalents		(408.52)		(32.49)
Cash and cash equivalents at the beginning of the year #		2,123.85		214.38
Add: On acquisition of subsidiaries during the year		2.18		1,941.96
Cash and cash equivalents at the end of the year		1,717.51		2,123.85
Add: Bank balances not considered as cash and cash equivalents		6,821.69		7,378.14
Closing balance of Cash and cash equivalents #		8,539.20		9,501.99

# For Composition, refer Note 19

Notes:

1)	The above Cash Flow Statement has been prepared under the “Indirect Method” as set out in Accounting standard-3 “Cash Flow Statement”.
2)	During the year 2011-12, short term loans of Rs 3,000 Crore to associate company has been converted into 9% cumulative redeemable preference shares for a period of 10 years and the same has been considered as non-cash item.
3)	During the year 2011-12, THL Zinc Holding BV acquired Lakomasko B.V. for a purchase consideration of Rs 778.39 Crore (refer note number 40).

The accompanying notes are forming part of the financial statements

As per our reprot of even date		For and on behalf of the Board of Directors

For Chaturvedi & Shah	For Deloitte Haskins & Sells	Navin Agarwal	M.S.Mehta
Chartered Accountants	Chartered Accountants	Executive Vice Chairman	Chief Executive Officer

R. Koria	Shyamak R. Tata	D.D. Jalan	Rajiv Choubey
Partner	Partner	Whole Time Director & Chief Financial Officer	Company Secretary

Place : Mumbai

Dated : April 25, 2012

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

1	General Information

Sterlite Industries (India) Limited (“SIIL”) and its consolidated subsidiaries are engaged in non-ferrous metals and mining in India, Australia, Namibia, South Africa and Ireland. SIIL was incorporated on September 8,1975 under the laws of the Republic of India and has its registered office at Tuticorin,Tamilnadu. SIIL’s shares are listed in National Stock Exchange and Bombay Stock Exchange in India. In 2007, SIIL completed its initial public offering of American Depository Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange. In July 2009, SIIL completed its follow-on offering of ADS.

2	Statement of significant accounting policies:

(a)	Basis of preparation of Consolidated financial statements:

(I)	The Consolidated Financial Statements relate to Sterlite Industries (India) Limited (‘the Company’), its subsidiary companies and its associate companies. The Consolidated financial statements have been prepared on the following basis :

(i) The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together the value of like items of assets, liabilities, income and expenses after fully eliminating intra-group balances and intra-group transactions resulting in unrealised profit or loss.

(ii) The consolidated financial statements have been prepared using uniform accounting policies for like transactions and other events in similar circumstances with certain exceptions mentioned in Note (e) below and are presented to the extent possible, in the same manner as the Company’s separate financial statements.

(iii) The difference between the cost of investments in the subsidiaries over the net assets at the time of acquisition of shares in the subsidiaries is recognised in the financial statements as Goodwill, which is not being amortised, or Capital Reserve as the case may be.

(iv) Minority Interest’s share of net profit of Consolidated financial statements for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the company.

(v) Minority Interest’s share of net assets of consolidated subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the equity of the company’s shareholders.

(vi) Investments in associate companies are accounted for using equity method in accordance with Accounting Standard (AS) 23 – “Accounting for Investments in Associates in Consolidated Financial Statements”.

(vii) The Company accounts for its share in the change in the net assets of the associate, post acquisition, after eliminating unrealised profits and losses resulting from transaction between the company and its associate to the extent of its share, through its statement of profit and loss to the extent such change is attributable to the associates’ statement of profit and loss and through its reserves for the balance, based on available information.

(viii) The difference between the cost of investment in the associate and the share of net assets at the time of acquisition of shares in the associate is identified in the financial statements as Goodwill or Capital Reserve as the case may be.

(II)	Financial Statements of Foreign Subsidiaries – Monte Cello B.V., Thalanga Copper Mines Pty Limited, Copper Mines of Tasmania Pty Limited , Fujairah Gold FZE, Sterlite (USA) Inc, THL Zinc Ventures Ltd, THL Zinc Ltd, THL Zinc Holding BV, THL Zinc Namibia Holdings (Proprietary) Ltd (consolidated), Black Mountain Mining (Proprietary) Limited ,Vedanta Lisheen Finance Limited (consolidated) and Lakomasko B.V. have been converted in Indian Rupees at following Exchange Rates:-

(i) Revenue and Expenses : At the average of the year/period. (ii) Assets and Liabilities : At the end of the year.

The resultant translation exchange difference is transferred to Foreign Currency Translation Reserve.

(b)	Investments other than in subsidiaries and associates have been accounted as per Accounting Standard 30 on Financial Instruments: Recognition and Measurement issued by The Institute Of Chartered Accountants Of India.

(c)	Other significant accounting Policies:

These are set out in the notes to accounts under significant accounting policies for financial statements of the respective companies – Sterlite Industries (India) Limited (SIIL), Copper Mines of Tasmania Pty Limited (CMT), Thalanga Copper Mines Pty Limited (TCM), Monte Cello BV (MCBV), Bharat Aluminium Company Limited (BALCO), Sterlite Infra Limited, Hindustan Zinc Limited (HZL), Sterlite Energy Limited (SEL), Talwandi Sabo Power Limited (TSPL) ,Fujairah Gold FZE (Fujairah), Sterlite (USA) Inc, THL Zinc Ventures Ltd, THL Zinc Ltd, THL Zinc Holding B.V., THL Zinc Namibia Holdings (Proprietary) Limited, Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited, Vedanta Lisheen Holdings Limited, Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Sterlite Ports Limited, Sterlite Infraventures Limited, Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited, Pecvest 17 Proprietary Limited and Lakomasko B.V.

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

(d)	Following subsidiary companies, associate companies and other entities have been considered in the preparation of Consolidated Financial Statements:

Subsidiaries

S. No Name of the Company	Country of Incorporation	Basis of Subsidiary	% Ownership interest held by the parent
1 Copper Mines of Tasmania Pty Limited [a]	Australia	Shareholding	100
2 Thalanga Copper Mines Pty Limited [a]	Australia	”	100
3 Monte Cello B.V.	Netherland	”	100
4 Bharat Aluminium Company Limited	India	”	51
5 Sterlite Infra Limited	India	”	100
6 Talwandi Sabo Power Limited [b]	India	”	100
7 Sterlite (USA) Inc.	USA	”	100
8 Hindustan Zinc Limited	India	”	64.92
9 Sterlite Energy Limited	India	”	100
10 Fujairah Gold FZE [c]	UAE	”	100
11 THL Zinc Ventures Ltd [i]	Mauritius	”	100
12 THL Zinc Ltd [j]	Mauritius	”	100
13 THL Zinc Holding B.V. [i]	Netherland	”	100
14 THL Zinc Namibia Holdings (Proprietary) Limited [d]	Namibia	”	100
15 Skorpion Zinc (Proprietary) Limited [f]	Namibia	”	100
16 Skorpion Mining Company (Proprietary) Limited [g]	Namibia	”	100
17 Namzinc (Proprietary) Limited [g]	Namibia	”	100
18 Amica Guesthouse (Proprietary) Limited [g]	Namibia	”	100
19 Rosh Pinah Health Care (Proprietary) Limited [g]	Namibia	”	69
20 Black Mountain Mining (Proprietary) Limited [d]	South Africa	”	74
21 Vedanta Lisheen Holdings Limited [e]	Ireland	”	100
22 Vedanta Lisheen Mining Limited [h]	Ireland	”	100
23 Killoran Lisheen Mining Limited [h]	Ireland	”	100
24 Lisheen Milling Limited [h]	Ireland	”	100
25 Killoran Lisheen Finance Limited [h]	Ireland	”	100
26 Sterlite Ports Limited((formerly known as Malco Power Company Limited)	India	”	100
27 Sterlite Infraventures Limited (formerly known as Malco Industries Limited)	India	”	100
28 Vizag General Cargo Berth Private Limited	India	”	74
29 Paradip Multi Cargo Berth Private Limited	India	”	74
30 Pecvest 17 Proprietary Limited [d]	South Africa	”	100
31 Lakomasko B.V. [e]	Netherland	”	100

a	100% subsidiary of Monte Cello BV
b	100% subsidiary of Sterlite Energy Limited
c	100% subsidiary of Copper Mines of Tasmania Pty Limited
d	100% subsidiary of THL Zinc Ltd
e	100% subsidiary of THL Zinc Holding B.V.
f	100% Subsidiary of THL Zinc Namibia Holdings (Proprietary) Ltd
g	100% subsidiary of Skorpion Zinc (Proprietary) Ltd
h	100% subsidiary of Vedanta Lisheen Holdings Limited
i	100% subsidiary of Sterlite Infra Limited
j	100% subsidiary of THL Zinc Ventures Limited

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

Sl no	Name of the Company	Country of Incorporation	% Ownership interest held by the parent
Associate
1	Vedanta Aluminium Limited (VAL)	India	29.5
2	RoshSkor Township (Proprietary) Limited	Namibia	50

Other Entities
1	Lisheen Mine Partnership [50% each held by Killoran Lisheen Mining Limited & Vedanta Lisheen Mining Limited]	Ireland	100

THL Zinc Holding Cooperatief U.A , a co operative society incorporated in Netherland, which was held 100% by THL Zinc Limited was liquidated on November 29, 2011.

Vedanta Base Metals (Ireland) Limited, Killoran Concentrates Limited, Killoran Lisheen Limited, Azela Limited and Killoran Lisheen Holdings Limited, companies incorporated in Ireland was liquidated on February 17, 2012.

The Board of Directors of the Company in its meeting held on October 24, 2011 approved the merger of Sterlite Opportunities and Ventures Limited (SOVL) a wholly owned subsidiary of the Company, with the Company with the appointed date of April 1, 2011. The scheme has been approved by by the Hon’ble High Court of Madras vide its order dated March 29, 2012.

In consolidated accounts of THL Zinc Namibia Holdings (Proprietary) Limited, their subsidiaries Amica Guesthouse (Proprietary) Limited and Rosh Pinah Health Care (Proprietary) Limited and associate company RoshSkor Township (Proprietary) Limited have not been consolidated as they are not material subsidiaries and the same has not been considered for the purpose of Consolidated Financial Statements of the Company.

Financial statements of Sterlite (USA) Inc. and Pecvest 17 Proprietary Limited, are unaudited.

(e)	In respect of following items accounting policies followed by the subsidiary companies are different than that of the Company:

Item	Particulars		As at March 31, 2012 (Rs in Crore)	Proportion to the Item
(i) Depreciation	BALCO has charged depreciation on certain assets at following rates as against Schedule XIV rates of The Companies Act 1956, followed by the Company:

	(i) Medical/Office Equipment, Air Conditioners, Furniture and Electrical Appliances.	20%	0.98	0.05%

	(ii) Personal Computer and Electronic Equipment.	33.33%	0.79	0.04%

	(iii) Leasehold land including land development expenses.	Over 20 Years	0.32	0.02%

	HZL has charged depreciation on certain assets at following rates as against Schedule XIV rates of The Companies Act 1956, followed by the company:

	Individual items of Plant & Machinery and vehicles costing upto Rs 25,000/-	100%	1.15	0.06%

	TSPL has charged depreciation on certain assets at following rates as against Schedule XIV rates of The Companies Act 1956, followed by the Company:

	Temporary building	20%	0.20	0.01%

(ii) Fixed Assets	For the purpose of depreciation, in case of HZL additions/disposals are reckoned on the first day and last day of quarter respectively.	Additions	1,875.09	31.03%
		Disposals	19.52	17.65%

(iii) Inventory	BALCO, SEL and HZL has determined Cost of Inventory as per Weighted average method as against FIFO method being followed by the company.		893.43	26.52%

(iv) Forward contract	Sterlite Infra Limited (SIL) has not adopted Accounting Standard (AS) 30, Financial Instruments: Recognition and Measurement and consequently has not accounted for the fair valuation of forward contract entered into to hedge the overseas Investments		2,821.95	77.60%

(f)	The financial statements of MCBV, CMT, TCM, Fujairah Gold FZE, THL Zinc Ventures Ltd, THL Zinc Ltd, THL Zinc Holding B.V.,THL Zinc Namibia Holdings (Proprietary) Ltd (consolidated), Black Mountain Mining (Proprietary) Limited, Vedanta Lisheen Holdings Limited (consolidated) & Lakomasko B.V are general purpose financial reports which have been prepared in accordance with generally accepted accounting principles and complies with other requirements of the law of the country in which the companies are incorporated. The financial statements of the above foreign subsidiaries reflect total revenue of Rs 8,851.33 Crore (Previous year Rs 5,092.86 Crore) and total expenses of Rs 6,281.29 Crore (Previous year Rs 2,599.44 Crore) for the year ended March 31, 2012 and total assets of Rs 19,760.61 Crore (Previous year Rs 19,114.58 Crore) and total Liabilities of Rs 2,037.28 Crore (Previous year Rs 3,294.84 Crore) as on March 31, 2012.

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

3 Share Capital
	As at March 31, 2012		As at March 31, 2011
	Number	Rs in crore	Number	Rs in crore
Authorised :
Equity Shares of Re 1/- (Previous year : Re 1/-) each	500,00,00,000	500.00	500,00,00,000	500.00

Issued, Subscribed and Paid up
Equity Shares of Re 1/- (Previous year : Re 1/-) each	336,12,07,534	336.12	336,12,07,534	336.12
Less: Unpaid Allotment Money/Calls in Arrears (other than Directors)	11,790	0.00	11,790	0.00
(Current year Rs.11,790) (Previous year Rs.11,790)

Total		336.12		336.12

a) Reconciliation of number of Equity Shares and amount outstanding

	2011-12		2010-11
	Number	Rs in crore	Number	Rs in crore
Shares outstanding at April 1, 2011	3,361,207,534	336.12	840,400,422	168.08
Shares Issued during the year – Split	—	—	840,400,422	—
Shares Issued during the year – Bonus	—	—	1,680,406,690	168.04
Shares outstanding at March 31, 2012	3,361,207,534	336.12	3,361,207,534	336.12

b)	1,671,144,924 (Previous year 1,671,144,924) equity Shares are held by Twin star Holdings Limited, the holding company (excluding shares against which ADRs are issued).

119,750,659 Equity Shares (Previous year 102,453,600) are held by The Madras Aluminium Company Limited, a fellow subsidiary. Vedanta Resources Plc is the ulitmate holding Company and does not hold any equity shares of the Company.

c)	Details of shareholders holding more than 5% shares in the Company

Name of Shareholder	As at March 31, 2012		As at March 31, 2011
	No. of Shares held	% of Holding	No. of Shares held	% of Holding
Twin star Holdings Limited	1,671,144,924	49.72%	1,671,144,924	49.72%
CITI Bank N.A. New York	418,419,208	12.45%	437,090,736	13.00%
(American depository shares held as depository)

d)	Aggregate number of bonus shares allotted during the period of five years immediately preceeding March 31, 2012

Particulars	2010-11
Equity shares allotted as fully paid up bonus shares	1,680,406,690

e)	Other disclosures

(i) The Company has one class of equity shares having a par value of Re 1 per share. Each shareholder is eligible for one vote per share held. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting, except in case of interim dividend. In the event of liquidation of company, the holders of equity shares will be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts, in proportion to their shareholding.

(ii) ADS shareholders do not have right to attend the General meeting in person and also do not have right to vote. They are represented by depository, CITI Bank N.A. New York.

(iii) For terms of conversion of 4% Convertible Seniore Notes of $ 1,000 each, Refer Note no 5 (f)

f)	In terms of Scheme of Arrangement (Scheme) as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated 19th April, 2002 the Company during 2002-2003 reduced its paid up share capital by Rs. 10.03 Crore. There are 3,75,544 equity shares of Re. 1 each (Previous year 3,75,544 equity shares of Re. 1 each) pending clearance from NSDL/CDSL. A Special Leave Petition filed in the Hon’ble Supreme Court of India against the judgement of Hon’ble High Court of Mumbai by SEBI and Department of Company Affairs has been inter-alia dismissed. The Company has filed application in Hon’ble High Court of Mumbai to cancel these shares, the decision on which is pending.

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

4	Reserves & Surplus

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011

Capital Reserve
Balance as at the beginning and at the end of the year	1.71	1.71

Capital Reserve on consolidation
Balance as at the beginning and at the end of the year	1.48	1.48

Preference Share Redemption Reserve
Balance as at the beginning and at the end of the year	76.88	76.88

Securities Premium Account
Balance as at the beginning of the year	18,095.59	18,295.40
Less : Share issue Expenses	—	(2.49)
Issue of Fully paid up Bonus Shares	—	168.04
Reclassification to General Reserve	—	34.26
Unpaid Securities Premium	0.03	0.03

Balance as at the end of the year	18,095.56	18,095.56

Debenture Redemption Reserve
Balance as at the beginning of the year	165.00	122.50
Add: Transferred from Surplus [Net of Minority Share of Rs 49 Crore (Previous Year Rs 49 Crore)]	52.50	42.50

Balance as at the end of the year	217.50	165.00

Investment Revaluation Reserve
Balance as at the beginning of the year	19.75	32.60
Add/(Less): Adjustment for the year on account of change in fair value of available for sale	134.24	(12.85)

Balance as at the end of the year	153.99	19.75

General Reserve
Balance as at the beginning of the year	6,611.22	5,731.09
Less: Utilisation of reserve towards adjustment of retirement benefit liability	2.76	—
Add: Reclassification from Securities Premium Account	—	34.26
Add: Amount transferred from Surplus	1,493.57	824.61
Add: Reserves in zinc entities acquired during the year	—	21.26
Less: Pursuant to scheme of amalgamation [refer note number 2(d)]	(52.65)	—

Balance as at the end of the year	8,054.90	6,611.22

Hedging Reserve
Balance as at the beginning of the year	79.91	167.44
Add: Effect of foreign exchange rate variations on hedging instrument outstanding at the end of the year [net of deferred tax Rs 12.95 Crore (Previous year Rs NIL)]	(102.26)	79.86
Add/(Less) : Minority share	(0.17)	0.05
Less: Amount transferred to Statement of Profit and Loss	79.91	167.44

Balance as at the end of the year	(102.43)	79.91

Deferred Government Grant
Balance as at the beginning of the year	0.21	0.22
Less: Transferred to Statement of Profit and Loss	0.01	0.01

Balance as at the end of the year	0.20	0.21

Surplus in Statement of Profit and Loss
Balance as at the beginning of the year	15,790.10	12,089.36
Add: Profit for the year	4,827.92	5,042.52
Less: Proposed dividend	336.12	369.73
Less: Tax on dividends	116.84	104.94
Less: Transfer to debenture redemption reserve [Net of Minority Share of Rs 49 Crore (Previous
Year Rs 49 Crore)]	52.50	42.50
Less: Interim dividend	336.12	—

Less: Transfer to general reserve	1,493.57	824.61
Add: Adjustment of Minority share of dividend	36.07	—

Balance as at the end of the year	18,318.94	15,790.10

Foreign Currency Translation Reserve
Balance as at the beginning of the year	257.54	325.27
Add/(Less) : Effect of foreign exchange rate variations during the year	643.29	(67.73)

Balance as at the end of the year	900.83	257.54

Total	45,719.56	41,099.36

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

5	Long Term Borrowings

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011

Secured
- Redeemable Non Convertible Debentures	2,058.25	2,056.34
- Term loans from a bank	107.93	—
- Foreign currency loans from a bank	1,000.82	—
- Buyer’s credit from banks	1,832.11	1,077.33

	4,999.11	3,133.67
Unsecured
- Deferred Sales Tax Liability	84.30	78.33
- Term loans from banks	—	23.12
- Foreign currency Loans from banks	131.80	108.92
- 4% Convertible Senior Notes of US$1000 per note [Refer note (f) below]	2,136.68	1,992.19
- Buyer’s credit from banks	96.75	19.25

	2,449.53	2,221.81

Total	7,448.64	5,355.48

Terms & conditions of Long Term Borrowings

a)	Secured Redeemable Non Convertible Debentures includes:

(i) 8.24% debentures issued by the Company aggregating to Rs 60.00 Crore. The debentures will be redeemed on April 10, 2013 and are secured by a first charge on pari passu basis in favour of the Trustees for the Debentures on the immovable properties situated at Tuticorin in the State of Tamilnadu, Lonawala and Pune in the State of Maharashtra, Chinchpada in the Union Territory of Dadra & Nagar Haveli and Mouje Chatral of Kalol Taluka, District Gandhinagar, Gujarat.

(ii) 12.25% debentures issued by BALCO aggregating to Rs 500.00 Crore. These debentures are redeemable at par in three equal annual installments on November 17 2015, November 17 2014, November 17 2013 and secured by first pari passu charge on the movable and immovable properties of BALCO.

(iii) 9.8% debentures allotted by TSPL on a private placement basis aggregating to Rs 1,498.25 Crore. These debentures have a tenure of 13 years from the respective date of allotment, repayable in twelve equal quarterly installments after 10 years of allotment and secured by first pari passu charge on the assets of TSPL both present and future, with a minimum asset cover of 1.25 times during the lifetime of the debentures (including the Debt Service Reserve Account) and unconditional and irrevocable corporate guarantee by the Company. Redemption of the debentures will start from March 9, 2021.

b)	Term loans from a bank taken by VGCB amounting Rs 107.93 Crore which carry bank’s base rate plus 1.25%. This borrowings is repayable in 45 unequal quarterly installments commencing from December 2014 and secured by (i) a first charge / assignment of all revenues and receivables of VGCB from the Project or otherwise (ii) first charge on all the VGCB immovable and movable assets (excluding Project Site as defined in Concessional Agreement -(CA)) (iii) a first charge on all intangible assets (other than project site as defined in CA) including but not limited to the goodwill, undertaking, uncalled capital, and Intellectual Property Rights of VGCB (iv) a first charge on the Escrow Account (v) Corporate Guarantee of the Company which is valid till the tenure of the rupee term loan facility.

c)	Foreign currency loan from a bank under secured borrowing includes External Commercial Borrowings (ECB) of BALCO aggregating Rs 1,000.82 Crore at a coupon rate linked to 6 months LIBOR plus 260 basis points. The ECB is repayable in three equal annual installments on August 11 2018, August 11 2017 and August 11 2016 and secured by first parri passu charge on all the fixed assets (excluding land) of the BALCO projects both present and future along with other secured lenders.

d)	Buyer’s credit from banks under secured borrowing above includes:

(i) Rs 41.54 Crore of BALCO at an interest rate of 6 months LIBOR plus 175 basis points. This borrowing is repayable from April 2012 to June 2013 and secured by first parri passu charge on capital goods of BALCO imported under the facility.

(ii) Rs 118.02 Crore of BALCO at an interest rate of 6 months LIBOR plus 197 basis points. This borrowing is repayable from May 2012 to July 2014 and secured by subservient charge on the current assets, movable fixed assets and negative lien on the entire fixed assets of BALCO.

(iii) Rs 481.34 Crore of BALCO at an interest rate of 6 months LIBOR plus 205 basis points. This borrowing is repayable from April 2012 to February 2015 and secured by an exclusive charge on BALCO assets to be imported under the facility.

(iv) Rs 707.39 Crore of TSPL secured by first charge on pari passu basis on all the movable assets of TSPL and unconditional and irrevocable Corporate Guarantee from the Company. The rate of interest and other terms of repayment are based on the agreement with the respective banks.

(v) Rs 483.82 Crore of TSPL secured by subservient charge on the current assets and movable fixed assets of TSPL and unconditional irrevocable Corporate Guarantee from the Company. The rate of interest and other terms of repayment are based on the agreement with the respective banks.

e)	Foreign currency Loans from banks under unsecured borrowings includes :

i) External Commercial Borrowings of BALCO aggregating Rs 126.89 Crore at an interest rate of 6 months LIBOR plus 345 basis points. These borrowings are repayable in three equal annual installments on November 11 2015, November 11 2014, November 11 2013. BALCO is in the process of creation of first pari passu charge over its project assets.

ii) Buyer’s credit of SEL from banks of Rs 4.91 Crore is guaranteed by the Company. The rate of interest and other terms of repayment for these Buyers Credit are based on the agreement with the respective banks and the nature of such Buyers Credit.

f)	In Financial Year 2009-10, US$500 million was raised by issue of 4% Convertible Notes of $1,000 each. Subject to certain exceptions, the note holders have an option to convert these Convertible Notes into ADSs (each ADS represents four equity shares) at any time prior to business day immediately preceding the maturity date at a conversion rate of 42.8688 ADSs per $1,000 principal amount of notes which is equal to a conversion price of approximately $23.33 per ADS. The conversion price could be subject to adjustments should certain events occur. Further, at any time after November 4, 2012, company have a right to redeem in whole or parts of the Convertible Notes, subject to meeting certain conditions. The amount which the company is required to pay contractually on October 30, 2014 is US$500 million, unless the Notes are converted, redeemed or purchased and cancelled.

As per AS 30 at inception, the issue proceeds of the same has been allocated to the conversion option (which is an embedded derivative) with the residual value allocated to the Notes to establish its initial carrying cost. Subsequently, the conversion option has been measured at fair value through profit and loss with changes in fair value to be recognised in the statement of Profit and Loss, and the Notes been carried at amortised cost. As on March 31, 2012, conversion option amounting to Rs. 30.18 crore (Previous year Rs. 275.71 crore) is included above.

g)	Unsecured Buyers’ Credit for TSPL includes Rs 96.75 Crore guaranteed by unconditional and irrevocable Corporate Guarantee from the Company. The rate of interest and other terms of repayment for these buyer’s credit are based on the agreements with respective banks and the nature of such buyers’ credit.

h)	For current maturities of long-term debts, refer note number 10.

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

6	Deferred tax liabilities (Net)

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011
Deferred tax liabilities
Related to fixed assets	2,318.02	2,126.61
Reinstatement of financial assets/liabilities	99.30	87.45
Related to Convertible Senior Notes	65.14	116.80
Others	1.39	28.02

Total	2,483.85	2,358.88

Deferred tax assets
Provision for doubtful advances	5.21	5.13
Payment for Voluntary Retirement Schemes	71.43	57.78
Unabsorbed business loss/depreciation	171.32	38.51
Others	27.62	83.85

Total	275.58	185.27

Deferred tax liabilities (Net)	2,208.27	2,173.61

7	Other long-term liabilities

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011
Creditors for capital expenditure	504.46	281.74
Other liabilities *	68.37	71.27

Total	572.83	353.01

*	Others include security deposits from dealers and agents etc

8	Long term provisions

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011
Provision for employee benefits	170.47	157.29
Provision for restoration, rehabilitation and environmental costs	722.53	672.63

Total	893.00	829.92

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

9	Short-term borrowings

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011
Secured
- Loans repayable on demand from banks	217.38	60.97
- Working Capital Loans	239.65	134.99
- Buyer’s Credit from banks	2,121.78	1,818.94
- Term loan from a bank	250.00	—

	2,828.81	2,014.90

Unsecured
- Loans repayable on demand from banks	39.90	—
- Loans from related parties	—	484.45
- Loans from banks	—	106.90
- Buyer’s Credit from Banks	1,538.41	1,668.24
- Commercial paper	2,572.72	1,174.54
- Others	44.02	143.04

	4,195.05	3,577.17

Total	7,023.86	5,592.07

Terms & conditions of Short Term Borrowings

a)	Loans repayable on demand from bank includes:

(i) Cash Credit of Rs 48.98 Crore of BALCO, secured by way of hypothecation of stock of raw materials, work-in-process, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future of BALCO . The charges ranks pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities. Weighted average interest rate on cash credit utilisation for the year 2011-12 is 12.64%.

(ii) Bank overdraft of Rs 168.40 Crore of Fujairah are secured against inventories and receivables of Fujairah and supported by a comfort letter issued by the Company. Interest rate on this borrowing is at LIBOR plus 160 basis points.

b)	Working Capital Loan under secured borrowing above includes:

(i) Rs 140.00 Crore of BALCO, secured by way of hypothecation of stock of raw materials, work-in-process, semi-finished, finished products, consumable stores and spares, bills receivables, book debts a nd all other movables, both present and future of BALCO. The charges ranks pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities. Weighted average interest rate for the year 2011-12 is 11.74%.

(ii) Rs 99.65 Crore of Fujairah are secured against inventories and receivables of Fujairah and supported by a comfort letter issued by the Company. Interest rate is at LIBOR plus 160 basis points.

c)	Buyers’ credit from banks under secured borrowing includes:

(i) Rs 1,705.12 Crore of the Company secured by way of first charge by hypothecation on the entire stock of raw materials, work-in-process and all Semi-finished, finished, manufactured articles together with all stores, components and spares, both present and future book debts, outstanding monies, receivables, claims and bills arising out of sale etc. and such charge in favor of the banks ranking paripasu inter se, without any preferences or priority to one over other(s) in any manner.

(ii) Rs 113.36 Crore of BALCO secured by way of hypothecation of stock of raw materials, work-in-process, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future of BALCO. The charges ranks pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities. Rs 3.83 Crore is secured by way of exclusive charge on assets to be imported under the facilities.

(iii) Rs 2.17 Crore of VGCB secured by unconditional and irrevocable corporate gurantee from the Company and exclusive charge on the assets of VGCB imported under the facility. The rate of interest and other terms of repayment for these buyer’s credit are based on the agreement with the respective banks and the nature of such buyer’s credit.

(iv) Rs 121.44 Crore of SEL secured against first pari passu charge on SEL’s entire current assets.

(v) Rs 175.86 Crore of TSPL are secured by unconditional and irrevocable Corporate Guarantee from the Company and first charge on pari passu basis on all the movable assets of TSPL.

d)	Rs 250 Crore of SEL secured against first pari passu charge by way of hypothecation of all the present and future movable fixed assets of SEL.

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

10	Other current liabilities

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011
Current maturities of long-term debts #	1,221.94	781.70
Interest accrued but not due on borrowings	150.12	112.18
Interest accrued and due on borrowings	0.14	4.16
Unpaid dividend *	5.88	4.27
Unpaid matured deposits and interest accrued thereon	0.08	0.08
Advance from customers	182.39	179.14
Creditors for capital expenditure	1,934.37	1,635.04
Fair value Derivative Hedging payable	60.27	40.75
Related to ASARCO disputed matter (Refer note number 36)	423.32	—
Other liabilities ^	1,168.09	1,037.48

Total	5,146.60	3,794.80

*	Does not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except Rs 1.01 Crore (Previous year Rs 1.01 Crore) in respect of the Company and Rs 0.08 Crore (Previous year Rs 0.08 Crore) of a subsidiary company, which are held in abeyance due to pending legal cases.
^	Includes statutory & other payables, reimbursement of expenses, deposits from dealers and agents etc.
#	Current maturities of long term debts includes

	As at March 31, 2012	As at March 31, 2011
Buyer’s credit from banks	1,218.81	760.08
Term loans from banks	3.13	21.62

Total	1,221.94	781.70

11	Short-term provisions

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011
Provision for employee benefits	42.19	34.29
Provision for dividend to minority equity shareholder of subsidiary and tax thereon	—	175.40
Proposed dividend	336.12	369.73
Tax on proposed dividend	14.48	104.94
Provision for tax (Net of taxes paid & TDS)	47.99	237.12
Other provisions @	242.52	197.17

Total	683.30	1,118.65

@	Others provisions includes:

Final price payable on purchase of copper concentrate for which the quotational period price was not finalised as on March 31 2011, a provision of Rs 152.77 Crore based on forward LME rate of copper and LBMA rate of precious metals was made. As against it, during the year Rs. 167.32 Crore has been incurred towards final price settlement. The balance amount of Rs 14.55 Crore has been debited to Statement of Profit and Loss under cost of materials consumed. Liability recognised under this class for the year is Rs 219.51 Crore which is outstanding as on March 31, 2012. Actual outflow is expected on finalisation of quotational period price in the next Financial Year.

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

12 Fixed Assets

														(Rs in Crore)
Particulars		Gross Block					Accumulated Depreciation					Net Block before impairment	Impairment	Net Block
		As at April 1, 2011	On acquisition of subsidiaries	Additions/ adjustments	Deductions/ adjustments	As at March 31, 2012	Upto March 31, 2011	On acquisition of subsidiaries	For the year	Deductions/ adjustments	Upto March 31, 2012	As at March 31, 2012	As at March 31, 2012	As at March 31, 2012	As at March 31, 2011
(a) Fixed Assets
i)	Tangible Assets
	Land – Freehold	127.80	—	146.35	(0.19)	274.34	—	—	—	—	—	274.34	—	274.34	127.80
	Land – Leasehold	157.09	—	52.29	4.42	204.96	32.50	—	1.72	0.92	33.30	171.66	—	171.66	124.59
	Buildings	2,585.30	—	525.08	(194.39)	3,304.77	691.45	—	156.35	(0.43)	848.23	2,456.54	3.50	2,453.04	1,890.35
	Buildings – Leasehold	6.34	—	—	—	6.34	2.13	—	—	—	2.13	4.21	—	4.21	4.21
	Plant and Equipment	21,668.88	—	4,919.07	106.35	26,481.60	7,618.74	—	1,570.48	(28.01)	9,217.23	17,264.37	60.57	17,203.80	13,989.57
	Furniture and Fixtures	49.49	—	17.00	3.16	63.33	28.14	—	4.37	2.52	29.99	33.34	—	33.34	21.35
	Vehicles	199.15	—	36.93	9.35	226.73	27.07	—	17.80	5.97	38.90	187.83	—	187.83	172.08
	Office equipment	321.62	—	41.05	(21.54)	384.21	177.65	—	26.51	(15.73)	219.89	164.32	—	164.32	143.97
	Railway Siding	259.47	—	10.38	194.51	75.34	35.17	—	4.04	0.35	38.86	36.48	—	36.48	224.30
	Mine reserve and development	1,631.47	—	274.16	0.45	1,905.18	992.59	—	287.86	98.61	1,181.84	723.34	—	723.34	638.88
	Rehabilitation & Decommissioning Asset	164.27	—	19.71	8.46	175.52	61.78	—	23.27	9.57	75.48	100.04	—	100.04	102.49
	Total	27,170.88	—	6,042.02	110.58	33,102.32	9,667.22	—	2,092.40	73.77	11,685.85	21,416.47	64.07	21,352.40	17,439.59
	Previous year	16,773.23	5,871.93	4,751.65	225.93	27,170.88	5,745.72	2,935.95	1,119.47	133.92	9,667.22	17,503.66	64.07	17,439.59
ii)	Intangible Assets
	Investment in Shares (refer note number 42)	98.41	—	—	—	98.41	47.04	—	4.67	—	51.71	46.70	—	46.70	51.37
	Computer software	20.16	—	0.18	—	20.34	10.88	—	4.22	—	15.10	5.24	—	5.24	9.28
	Technical Know-how	7.29	—	—	—	7.29	1.98	—	0.38	—	2.36	4.93	—	4.93	5.31
	Total	125.86	—	0.18	—	126.04	59.90	—	9.27	—	69.17	56.87	—	56.87	65.96
	Previous year	125.86	—	—	—	125.86	50.35	—	9.55	—	59.90	65.96	—	65.96
iii)	Capital work-in-progress *													12,089.92	9,918.01
	Total	—	—	—	—	—	—	—	—	—	—	—	—	12,089.92	9,918.01
iv)	Intangible assets under development	—	—	—	—	—	—	—	—	—	—			2.27	0.74
	Total	—	—	—	—	—	—	—	—	—	—	—	—	2.27	0.74
(b) Goodwill on consolidation
Goodwill on consolidation		3,891.83	62.03	107.61	—	4,061.47	—	—	—	—	—	4,061.47	—	4,061.47	3,891.83
Total		3,891.83	62.03	107.61	—	4,061.47	—	—	—	—	—	4,061.47	—	4,061.47	3,891.83
Previous year		1,279.85	2,642.41	(30.43)	—	3,891.83	—	—	—	—	—	3,891.83	—	3,891.83
Total		31,188.57	62.03	6,149.81	110.58	37,289.83	9,727.12	—	2,101.67	73.77	11,755.02	25,534.81	64.07	37,562.93	31,316.13
Previous year		18,178.94	8,514.34	4,721.22	225.93	31,188.57	5,796.07	2,935.95	1,129.02	133.92	9,727.12	21,461.45	64.07	31,316.13

*	Refer note number 30

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

Notes

1	In case of HZL, title deeds are still to be executed in respect of 10.63 acres of free hold land at Vishakapatnam.

2	Certain land & quarters of BALCO including 40 nos. quarters at Bidhan Bagh Unit and 300.88 acres of land at Korba and Bidhan Bagh have been unauthorisedly occupied for which BALCO is evaluating the option for evacuation of the same.

3	Buildings (free-hold) include (a) Cost of Shares of Rs. 750 in Co-op.housing society, (b) Cost of shares of Rs. 750 in Co-operative societies representing possession of office premises, (c) a residential flat in the joint names of the Company and Mr. D.P. Agarwal, erstwhile director of the Company.

4	Plant and Equipment (Gross Block) include Rs.3.73 crore (previous year Rs.3.73 Crore) and Rs. 1.68 Crore (previous year Rs. 1.68 Crore) being the amount spent for laying water pipe line and power line respectively, the ownership of which vests with the State Government Authorities.

5	Plant and Equipment of BALCO includes Rs 120.60 Crore (previous year Rs 122.18 Crore) pertaining to 270 MW captive power plant which has been installed at the premises of National Thermal Power Corporation Ltd. in view of convenience of operations.

6	Additions to Gross block include gain of Rs 520.07 Crore (Previous Year gain of Rs 116.06 Crore) and depreciation is net of loss of Rs 269.15 Crore (Previous Year loss of Rs 97.86 Crore) on account of translation of fixed assets and depreciation to date respectively of foreign subsidiaries, the effect of which is considered in Foreign currency translation reserve.

7	Capital work in progress is net of provision for impairment of Rs. 147 Crore (Previous year Rs 147 Crore).

8	(i) Capital work-in-progress includes finance costs amounting to Rs 738.42 Crore (Previous Year Rs 297.93 Crore) and exchange loss of Rs 222.85 Crore (Previous year—gain of Rs 37.58 Crore) capitalised during the year on account of borrowing cost and as per AS 11 respectively.

(ii)	Additions/adjustments to Plant and Equipment includes exchange loss capitalised as per AS 11 amounting to Rs 61.48 Crore [Previous year Rs (6.97) Crore].

(iii)	Additions/adjustments to Buildings and Railway Siding includes capitalisation of borrowing cost of Rs 7.12 Crore (Previous year Rs Nil) and Rs 0.43 Crore (Previous year Rs Nil) respectively.

9	The land transferred to BALCO by National Thermal Power Corporation Ltd (NTPC) vide agreement dated June 20, 2002 comprising of 171.44 acres land for BALCO’s 270 MW captive power plant and its allied facilities and 34.74 acres land for staff quarters of the said captive power plant is yet to registered in favour of BALCO due to non availability of title deeds from NTPC.

10	The Division Bench of the Hon’ble High Court of Chhattisgarh has vide its order dated February 25, 2010, upheld that the BALCO is in legal possession of 1804.67 acres of Government land. Subsequent to the said order, the State Government has decided to issue the lease deed in favour of the BALCO after the issue of forest land is decided by the Hon’ble Supreme Court. In the proceedings before the Hon’ble Supreme Court pursuant to public interest litigations filed, it has been alleged that land in possession of BALCO is being used in contravention of the Forest Conservation Act, 1980 even though the said land has been in its possession prior to the promulgation of the Forest Conservation Act, 1980 on which its aluminium complex, allied facilities and township were constructed between 1971-76. The Central Empowered Committee of the Supreme Court has already recommended ex-post facto diversion of the forest land in possession of BALCO. The matter is presently sub-judice before the Hon’ble Supreme Court.

11	Deductions/adjustments includes reclassifications of class of assets.

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

13	Non-current investments (Long term investments)

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011
Available for Sale securities – Quoted (at fair value) *	863.54	24.91
Investment in associates (refer note number 34)	2,328.90	225.12
Other investments	10.83	9.33

Total	3,203.27	259.36

* Available for Sale securities includes	As at March 31, 2012	As at March 31, 2011
a) Sterlite Technologies Limited – 4,261,850 equity shares (including 60 shares held jointly with nominees)	16.75	24.91
b) Hudbay Minerals Inc – 15,090,000 equity shares	846.79	—

Total	863.54	24.91

14	Long-term loans and advances

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011
Unsecured, considered good
- Capital advances	2,876.58	2,231.38
- Security deposits	39.17	30.05
- Loans and advances to related parties #	944.91	789.52
- MAT credit entitlement	457.12	322.75
- Other loans and advances ^	26.42	18.08
Unsecured, considered doubtful	2.14	2.14
Less: Provision for doubtful loans and advances	(2.14)	(2.14)

Total	4,344.20	3,391.78

# Advances to related party includes (refer note number 50) :
Name of related party
Vedanta Aluminium Limited	689.00	789.00
Twin star Holdings Limited	255.78	—
Madanpur South Coal Company Limited	0.13	0.52

Total	944.91	789.52

^ Includes balance with Government authorities and loans to employees etc.

15	Other non-current assets

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011
Claims and other receivables
- Unsecured, considered good	97.97	88.29
- Unsecured, considered doubtful	0.02	0.02
- Less: Provision for doubtful loans and advances	(0.02)	(0.02)
Bank deposits @	443.68	410.42
Interest receivable	14.61	—
Deposits with Government departments etc.	67.34	55.37
Balance with Environmental rehabilitation trust	56.98	51.00

Total	680.58	605.08

@	Bank deposits includes
a)	Fixed deposit with maturity more than twelve months of Rs 0.26 Crore (Previous Year Rs 0.24 Crore) under lien with bank.
b)	Restricted funds of Rs 193.39 Crore (Previous Year Rs 176.06 Crore) held as collateral in respect of closure costs and Rs 250.03 Crore (Previous Year Rs 234.11 Crore) in respect of an escrow account for future redundancy payments payable to employees in Lisheen.

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

16	Current investments

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011
Investments in bonds – Quoted	1,379.61	—
Investments in mutual funds – Unquoted	13,040.33	12,644.51

Total	14,419.94	12,644.51

17	Inventories

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011
Raw materials (including goods in transit Rs 455.82 Crore, Previous year : Rs 427.00 Crore)	1,361.03	2,142.16
Fuel stock (including goods in transit Rs 62.09 Crore, Previous year : Rs 8.37 Crore)	248.96	130.50
Work-in-process	1,824.34	1,831.25
Finished goods	184.05	296.81
Stores and spares (including goods in transit Rs 55.98 Crore, Previous year : Rs 61.33 Crore)	879.68	753.95

Total	4,498.06	5,154.67

18	Trade receivables

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011
Trade receivables outstanding for a period exceeding six months from the date they were due for payment
- Unsecured, considered good	108.77	909.45
- Unsecured, considered doubtful	4.89	7.00
- Less: Provision for doubtful debts	(4.89)	(7.00)
Trade receivables outstanding for a period less than six months from the date they were due for payment (Unsecured, considered good)	1,709.41	708.82

Total	1,818.18	1,618.27

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

19	Cash and cash equivalents

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011
Cash and cash equivalents
- Balances with banks in current accounts	661.72	1,105.65
- Bank deposits having maturity within 3 months	1,055.50	1,017.88
- Cash on hand	0.29	0.32

Other bank balances
- Unpaid dividend accounts	5.49	3.88
- Bank deposits *	6,816.20	7,374.26

Total	8,539.20	9,501.99

*	Includes
a)	deposits having original maturity of more than 12 months amounting to Rs 6,443.85 Crore (Previous year Rs 6,048.69 Crore)
b)	Margin money amounting to Rs 22.35 Crore (Previous Year Rs 6.12 Crore)
c)	Fixed deposit of Rs 0.01 Crore (Previous Year Rs 0.01 Crore) in lien with bank

20	Short term loans and advances

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011
Unsecured, considered good (Unless otherwise stated)
- Loans and advances to related parties (refer note number 50)	8,070.02	8,088.87
- Prepaid Expenses	67.66	63.88
- Export incentive receivable	111.76	84.22
- Sundry deposits	42.06	18.65
- Balance with Central Excise authorities and other Government authorities	217.40	523.64
- Fair value hedging receivable	26.53	37.99
- Income tax- advance tax and tax deducted at source (Net of provision)	61.07	83.14
- Claims and other receivables	573.70	222.99
- Other advances #	793.80	451.61
Unsecured, considered doubtful	32.19	16.39
Less: Provision for doubtful loans and advances	(32.19)	(16.39)

Total	9,964.00	9,574.99

#	Includes advance to suppliers & contractors, employees etc

21	Other current assets

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011
Interest receivable *	406.96	328.14
Assets held for disposal	4.88	4.88
Others	40.53	40.66

Total	452.37	373.68

*	Includes receivable from related parties amounting to Rs 7.52 Crore (Previous year Rs 0.34 Crore)

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

22	Revenue from operations

		(Rs in Crore)

	Year ended March 31, 2012	Year ended March 31, 2011
Sale of products (Gross)	42,874.84	32,094.52
Sale of services	28.90	0.91
Other operating revenues	212.17	180.44

Revenue from operations (Gross)	43,115.91	32,275.87

Less: Excise Duty on revenue from operation	(1,936.97)	(1,847.37)

Revenue from operations (Net)	41,178.94	30,428.50

23	Other Income

		(Rs in Crore)

	Year ended March 31, 2012	Year ended March 31, 2011
Gain on fair valuation of embedded derivatives	245.53	320.59
Gain on mark to market of current investments	268.09	327.04
Interest income	1,770.05	1,252.77
Dividend on current investments	99.25	423.79
Net gain on sale of current investments	702.06	91.51
Profit on sale of fixed assets	6.60	27.95
Net gain on foreign currency transactions and translation	—	33.73
Other non-operating income	71.63	44.36

Total	3,163.21	2,521.74

24	Changes in inventories of finished goods, work-in-process and Stock-in-Trade

		(Rs in Crore)

	Year ended March 31, 2012	Year ended March 31, 2011
Opening Stock:
Work-in-process	1,831.25	1,274.94
Finished goods	296.81	112.18
Work-in-process (stock on date of acquisition for newly acquired zinc assets)	—	118.14
Finished goods (stock on date of acquisition for newly acquired zinc assets)	—	57.08

	2,128.06	1,562.34

Closing Stock
Work-in-process	1,824.34	1,831.25
Finished goods	184.05	296.81

	2,008.39	2,128.06

Total	119.67	(565.72)

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

25	Employee benefits expense

		(Rs in Crore)

	Year ended March 31, 2012	Year ended March 31, 2011
Salaries, wages and incentives	1,371.03	859.24
Contributions to provident and other funds	114.32	168.92
Staff welfare expenses	126.86	103.49

Total	1,612.21	1,131.65

26	Finance costs

		(Rs in Crore)

	Year ended March 31, 2012	Year ended March 31, 2011
Interest expense	576.61	308.55
Other borrowing costs	146.41	49.06
Net loss on foreign currency transactions and translation	129.40	(6.68)

Total	852.42	350.93

27	Other expenses

		(Rs in Crore)

	Year ended March 31, 2012	Year ended March 31, 2011
Rent	6.08	3.71
Consumption of stores and spare parts	1,521.61	1,219.11
Power & fuel charges	4,040.07	2,379.57
Repairs to machinery	1,128.63	720.48
Repairs to building	39.33	33.64
Repairs others	151.70	21.07
Excise duty	(6.28)	5.18
Royalty	1,004.14	873.29
Mining Expenses	593.68	228.53
Rates & taxes	22.41	13.81
Insurance	100.69	55.58
Conveyance & travelling expenses	57.07	45.17
Carriage Outward	594.56	322.08
Directors’ sitting fees	0.22	0.23
Payments to auditors (refer Note number 32)	13.48	8.68
Bad debts and advances written off	3.46	23.71
Provision for doubtful advances	15.80	3.28
Net loss on foreign currency transactions and translation	305.26	—
General expenses	1,267.49	920.18

Total	10,859.40	6,877.30

28	Exceptional items

		(Rs in Crore)

	Year ended March 31, 2012	Year ended March 31, 2011
Provision for incidental damages (refer note number 36)	423.32	—
Voluntary retirement expenses	49.32	56.82

Total	472.64	56.82

29	Tax expense

		(Rs in Crore)

	Year ended March 31, 2012	Year ended March 31, 2011
a) Current tax
- Current tax - forthe year	2,248.49	1,799.36
- Current tax - prioryear	(37.14)	17.13
- MAT creditentitlement	(134.37)	(318.65)

Total	2,076.98	1,497.84

b) Deferred tax
- Deferred Tax - for the year	5.39	307.53
- Deferred Tax - prior year	28.18	6.27

Total	33.57	313.80

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

30	Expenses capitalised as part of of Capital work-in-progress

		(Rs in Crore)

	As at March 31, 2012	As at March 31, 2011
Balance at beginning of the year	867.01	354.01
Add : Pre-operative expenditure
(i) Cost of materials consumed	51.77	67.43
(ii) Power & fuel charges	302.90	216.10
(iii) Machinery repairs	42.82	101.24
(iv) Consumption of stores and spare parts	4.21	72.53
(iv) Building repairs	—	5.48
(v) Employee benefits expense	58.58	75.00
(vi) General Expenses	236.88	138.45
(vii) Finance costs	738.42	297.93
(viii) Depreciation and amortization expense	0.37	0.45
(ix) Net(gain)/loss on foreign currency transactions and translation (other than considered as finance cost)	222.85	(37.58)

Total Expenditure	1,658.80	937.03
(viii) Dividend on current investments	5.59	13.82
(ix) Interest & Other income	16.89	8.48
(x) Revenue	394.06	144.42

Total Income	416.54	166.72
Less: Capitalised during the year	153.34	257.31

Balance at end of the year	1,955.93	867.01

31	Excise duty:

	Current year	Previous year
(a) Excise duty shown as a reduction from turnover	1,936.97	1,847.37
(b) Excise duty charged to statement of profit and loss
- difference between excise duty on closing stock and on opening stock of finished goods	(7.57)	3.36
- not billed to customers	0.92	1.61
- on shortages, etc.	0.37	0.21

Total	(6.28)	5.18

32	Payment to statutory auditors comprise of:

	Current year	Previous year
Audit fees	7.34	3.65
Tax Audit fees	1.07	0.25
Certifications and Others Services	4.17	3.90
Reimbursement of Expenses	0.90	0.88

Total	13.48	8.68

33	The carrying amount of investment is net of capital reserve arising on acquisition of associate Rs 13.52 Crore (Previous year Rs 13.52 Crore).

34	Vedanta Aluminum Limited (VAL), an associate of the Company, is in the process of expanding its alumina refinery and its aluminium smelter in the state of Orissa. Ministry of Environment and Forests (“MoEF”) has rejected the forest clearance for Niyamgiri Mining lease of Orissa Mining Corporation (OMC) which is one of the sources of supply of bauxite to the alumina refinery of VAL. OMC has filed a petition in the Hon’ble Supreme Court which is yet to be heard. MoEF has also denied VAL’s application for expansion of alumina refinery, which was challenged by VAL before the Hon’ble Orissa High Court. The Hon’ble Orissa High Court has upheld the order of the MoEF. VAL in terms of MOEF directive is proceeding for a public hearing for the refinery expansion. The company has put the expansion activity on hold. The management of the Company has evaluated and considered good, its loans granted and investment made in VAL, aggregating Rs 10,570 Crore.

The Company has, over the period invested Rs 3,563 Crore in Vedanta Aluminum Limited, an associate company, by way of Equity Shares and Redeemable Cumulative Preference Shares. The Company has accounted for its share of losses of its associate, even though the carrying amount of the equity investment has reduced to Nil. The additional losses (including share of hedging reserves) of Rs 896.22 Crore for the year ended March 31, 2012 have been recognised in the results.

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

35	In response to the various writ petitions filed in the year 1996-1998 challenging the environment clearances for setting up of the copper smelter at Tuticorin, the Madras High Court by its order dated September 28, 2010 ordered the closure of the smelter at Tuticorin. The Company had filed Special Leave Petition (SLP) in the Supreme Court of India against the impugned order of Madras High Court and the Hon’ble Supreme Court stayed the order of the High Court. The Hon’ble Supreme Court in subsequent hearings directed Tamilnadu Pollution Control Board (TNPCB) to issue directions to implement the improvement measures suggested by National Environmental Engineering Research Institute (NEERI), Central Pollution Control Board (CPCB) and them. The Company is in the process of complying with the improvement measures suggested. The matter was last heard on March 28, 2012 and listed for further hearing on May 9, 2012. Interim stay order granted by the Hon’ble Supreme Court continues and the unit continues to operate at rated capacity.

36	In March 2010, ASARCO had filed a complaint against the Company and Sterlite (USA) Inc. in the Bankruptcy Court of the Southern District of Texas, for the alleged breach of the Purchase and Sale Agreement signed in May 2008. The Bankruptcy court of Southern District of Texas, had issued the final judgment on February 27, 2012 to pay incidental damages of USD 132.50 million. This amount shall be reduced by USD 50 million paid to ASARCO in December 2009, making ASARCO entitled for a net amount of USD 82.75 million. The Court has also rejected Company’s application of refund of USD 50 million paid earlier by the Company. The Company in the interim has recognised Rs. 423.32 Crore (being the USD 82.75 million) as exceptional item during the year ended March 31, 2012, while disputing the same. Based on the legal advice received, the Company has treated these expenses as deductible in computing the tax expense for the year.

37	The Company offers equity-based award plans to its employees, officers and directors through its parent, Vedanta Resources Plc (The Vedanta Resources Long-Term Incentive Plan (the “LTIP”).

The LTIP is the primary arrangement under which share-based incentives are provided to the defined management group. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the balance of basic salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the companies as defined in the scheme from the date of grant.

Under this scheme, initial awards under the LTIP were granted in February 2004 and subsequently further awards were granted in the respective years. The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share, the performance period of each award is three years and the same is exercisable within a period of six months from the date of vesting beyond which the option lapse. Under the scheme, Vedanta is obligated to issue the shares. Further, in accordance with the terms of agreement between Vedanta and SIIL, on the grant date fair value of the awards is recovered by Vedanta from SIIL.

Amount recovered by Vedanta and recognised by the Company in the statement of profit and loss (net of capitalisation) for the financial year ended March 31, 2012 is Rs 55.16 Crore (Previous Year Rs.35.26 Crore). The Company considers these amounts as not material and accordingly has not provided further disclosures.

38	Arising from the Announcement of the Institute of Chartered Accountants of India (ICAI) on March 29, 2008, the Company [except as disclosed in Note number 2(e)(iv) ] has, since 2007-08, chosen to early adopt Accounting Standard (AS) 30, Financial Instruments: Recognition and Measurement. Coterminous with this, in the spirit of complete adoption, as have been announced by the ICAI, the Company has also implemented the consequential limited revisions in view of AS-30 to certain Accounting Standards. Accordingly,

(i)	current investments which under AS-13 Accounting for Investments are carried at the lower of cost and fair value, have been accounted for at fair value resulting in investment being valued at Rs 268.44 Crore (Previous year Rs 361.63 Crore) above their cost and the profit before tax being higher by Rs 19.66 Crore (Previous year by Rs 233.89 Crore).

(ii)	non-current investments which under AS-13 Accounting for Investments are carried at cost, have been accounted for at fair value resulting in investment and investment revaluation reserve higher by at Rs 153.99 Crore (Previous year Rs 19.75 Crore).

(iii)	in case of 4 % Convertible Senior Notes, issued in October 2009, the conversion option has been measured at the fair value through Statement of Profit and Loss and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been lower by Rs 245.53 Crore (Previous year Rs 314.11 Crore), finance costs would have been lower by Rs 120.99 Crore (Previous year Rs 93.48 Crore) and profit after tax would have been lower by Rs 84.13 Crore (Previous year Rs 147.35 Crore) for the Year ended March 31, 2012 respectively.

39	The Board of Directors of the Company in its meeting held on February 25, 2012 has approved the scheme of Amalgamation and Arrangement (the Scheme) to merge into Sesa Goa Limited (‘SGL’) with the appointed date as April 1 2011, subject to necessary approvals from various statutory authorities and the Jurisdictional Hon’ble High Courts. The Company shall be merged into Sesa Goa, and Sesa Goa would be the surviving company of the Merger. Upon effectiveness of the Scheme, every shareholder of Company, holding 5 (Five) fully paid-up equity shares of Re. 1/- each shall be entitled to receive 3 (Three) fully paid-up equity shares of Re 1/- each in the Sesa Goa Limited and every person holding American Depository Shares or Foreign Currency Convertible Bonds, in the Company shall be entitled to receive American Depository Shares or Foreign Currency Convertible Bonds in the Sesa Goa Limited issued on the similar terms and conditions and having proportionate underlying equity shares of the Sesa Goa Limited, issued based on the aforementioned share exchange ratio for and in exchange of the existing underlying equity shares under the American Depository Shares and Foreign Currency Convertible Bonds of the Company.

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

40	During the year, THL Zinc Holding B.V., a wholly owned subsidiary of the Company acquired the entire ordinary share capital of Lakomasko B.V. for a consideration of Rs 778.39 Crore ($ 149.7 million) from Vedanta Resources Holding Limited ( a wholly owned subsidiary of Vedanta Resources Plc ). Consequently Lakomasko B.V., became a subsidiary of the Company.

The effect of acquisition of Lakomasko B.V. on the financial position and results as included in the consolidated financial statements for the year ended March 31, 2012 are given below:

Financial position as at March 31, 2012	Rs in Crore
I. EQUITY AND LIABILITIES
Share Capital	0.12
Reserves & Surplus	852.60
Current liabilities – other current liabilities	0.91
TOTAL	853.63

II. ASSETS
Non-current assets – Non-current investments	846.80
Current assets – Cash and cash equivalents	0.25
Current assets – Short term loans and advances	6.58
TOTAL	853.63

Statement of Profit and Loss for the period ended March 31, 2012	Rs in Crore
I. Income
Other income	7.71
Total Revenue (I + II)	7.71

II. Expenses:
Finance costs	0.76
Other expenses	0.46
Total expenses	1.22
Profit before tax	6.49
Tax expense:
(1) Current tax	1.16
(2) Deferred tax	—
Profit for the period	5.33

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

41	Prior to cessation of mining activities, Thalanga Copper Mines Pty Limited has entered into various joint venture operations for the purposes of mining and processing of copper concentrate and exploration for copper and other base metals. The company’s participating interest in these joint ventures and entitlement to output is detailed below. The joint ventures reporting date is 30th June.

Name of Venture	Principal activity	Ownership Interest
		Current Year	Previous year
Highway	Mining	70.00%	70.00%
Reward	Mining	68.85%	68.85%
Mount Windsor Joint Venture	Exploration	70.00%	70.00%
Reward Deeps & Conviction	Mining	70.00%	70.00%

					Rs in Crore

Current Year	Highway	Reward	Exploration	Reward Deeps & conviction	Total
Current assets
Cash	—	—	—	—	—
Total Current Assets	—	—	—	—	—
Share of Assets employed in Joint Venture	—	—	—	—	—

Previous Year	Highway	Reward	Exploration	Reward Deeps & conviction	Total
Current assets
Cash	2.35	0.24	—	—	2.59
Total Current Assets	2.35	0.24	—	—	2.59
Share of Assets employed in Joint Venture	2.35	0.24	—	—	2.59

42	In HZL, intangible assets represents Rs 98.41 Crore (Previous year : Rs 98.41 Crore) being long term investment in equity shares of Andhra Pradesh Gas Power Corporation Limited, Hyderabad, which entitles HZL to draw power in Andhra Pradesh for its Vishakapatnam unit. Amortisation for the year on such intangible asset is Rs 4.67 Crore (Previous year : Rs 4.67 Crore), cumulative Rs 51.72 Crore (Previous year : Rs 47.05 Crore)

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

43	HZL has entered into joint venture with “Madanpur South Coal Company Limited” where it holds 18.05% (Previous year 18.05%) of ownership interest and has access upto 31.50 Million tonnes of coal. The details of interest in Joint Venture are as follows:

Name of the company : Madanpur South Coal Company Limited
Country of incorporation : India
Principal activities : Mining of coal
Ownership interest : 18.05% (Previous year 18.05%)
Original Cost of investment : Rs. 0.01 Crore (initial investment)

Aggregate amounts related to the interest of the company in joint venture:

		Rs in Crore

Summarised balance sheet as at	March 31, 2012	March 31, 2011
Assets
Fixed Assets	1.26	1.24
Current Assets, Loans and advances	0.85	0.45
Cash and bank balances	0.05	0.51
Loss being excess of expenses over income	0.55	0.40
Liabilities
Unsecured Loan	0.02	0.01
Share Holders funds (Including share application money of Rs 0.10 Crore, Previous year 0.51 Crore)	2.69	2.59

Summarised Statement of Profit and Loss for the Year Ended	March 31, 2012	March 31, 2011
Income	—	—
Expenditure	0.15	0.04

44	SEL has subscribed to the memorandum of association of M/s Rampia Coal Mines & Energy Private Limited, a joint venture company incorporated in India under the Companies Act, 1956 for the purpose of development of coal block. The company has invested 1,91,30,584 (Previous year : 1,04,34,864) equity shares of Re 1 each amounting to Rs 1.91 Crore (Previous year : 1.04 Crore) representing 17.391% of the total equity shares.

Following is the information pertaining to the Company’s interest in the above jointly controlled entity as extracted from the financial information of the joint controlled entity:

Particulars	Current Year	Previous year
Assets	1.91	1.89
Liabilities	0.03	0.01
Shareholders’ funds	1.91	1.91
Statement of Profit and loss – Debit Balance	0.03	0.03

45	During the financial year 2009-10, BALCO has received a demand from Chief Electrical Inspector, Government of Chhattisgarh to pay Rs 240.43 Crore on account of electricity duty on generation of power of its 540 MW power plant due to non submission of Eligibility certificate. The company has already applied for the eligibility certificate. On the basis of legal opinion obtained, BALCO is of the view that it is legally entitled to receive the exemption from payment of electricity duty under the Industrial Policy 2001-06 and the demand raised by Chief Electrical Inspector is misconceived in law.The amount for the period subsequent to March 31, 2009 till March 31, 2012 amounts to Rs 176.61 Crore. Therefore, based on the grounds stated above, the Company has neither recognised a provision nor disclosed as a contingent liability.

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

46	Derivate instruments and unhedged foreign currency exposure

Derivatives outstanding as at the reporting date

(a)	To hedge currency related risks, the Company has entered into forex forward covers. The nominal amounts of such derivative contracts outstanding as at Balance sheet date are Rs 125.28 Crore (net of forward buy covers of Rs 3,511.18 Crore) (Previous Year Rs 255.72 Crore, net of forward buy covers of Rs 2,230.42 Crore).

(b)	For hedging commodity related risks :- Category wise break up is given below.

Particulars	As at March 31, 2012		As at March 31, 2011
	Purchases	Sales	Purchases	Sales
Forwards / Futures
Copper (MT)	15,425	19,450	48,075	46,475
Gold (Oz)	50,402	114,806	43,443	221,150
Silver (Oz)	319,957	943,752	323,212	1,349,857
Zinc (MT)	—	12,150	—	4,925
Lead (MT)	—	1,550	—	—

(c)	All derivative and Financial instruments are entered for hedging purposes only.

(d)	Unhedged foreign currency exposure is as under:-

		Rs in Crore

	As at March 31, 2012	As at March 31, 2011
Payable	9,412.89	7,956.48
Unsecured Borrowings – Convertible Senior note	2,136.68	1,992.19
Trade Receivable	252.78	805.31

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

47	The disclosures as required by AS 15 on “Employee Benefits” are as follows:

				(Rs in Crore)

Particulars	2011-12	2010-11	2009-10	2008-09	2007-08
(a) Defined Contribution Plan:
Employer’s Contribution to Provident Fund	42.39	43.58	34.52	28.64	27.67
Employer’s Contribution to Superannuation & pension fund	26.62	4.62	1.95	1.87	1.84

The provident fund of BALCO & HZL is exempted under section 17 of Employees Provident Fund Act, 1952. Conditions for grant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statue and actual earning of the Fund. Based on Guidance Note from The Institute of Actuaries—Valuation of Interest Guarantees on Exempt Provident Funds under AS 15 (Revised 2005)—for actuarially ascertaining such interest liability, there is no interest shortfall that is required to be met by BALCO & HZL as of March 31, 2012 and March 31, 2011. Having regard to the assets of the Fund and the return in the investments, the Company does not expect any deficiency in the foreseeable future.

(b) Defined Benefit Plan: The disclosure as required under AS 15 regarding the Company’s gratuity plan (funded) is as follows:

The Company, BALCO, HZL have constituted a trust recognized by Income Tax authorities for gratuity to employees, contributions to the trust are funded with Life Insurance Corporation of India. Defined contribution plans in case of Black Mountain Mining (Proprietary) Limited is governed by South African fund Act. In accordance with revised Accounting Standard-15 ‘Employee Benefits’, the company has provided the liability on actuarial basis. As per the actuarial certificate (on which the auditors have relied), the details of the employees; benefits plan – gratuity are:

Particulars	2011-12	2010-11
Actuarial assumptions
Salary growth	3.00%-6.55%	3.00%-5.50%
Discount rate	8.00%-9.20%	8.00%
Expected return on Plan Assets	7.50%-9.50%	7.50%-9.45%
Mortality Table (LIC)	1994-96 (duly modified)	1994-96 (duly modified)

Expenses recognised in the Statement of Profit and Loss
Current service cost	15.04	12.06
Interest cost	25.85	14.64
Expected return on plan assets	(12.10)	(10.48)
Net actuarial (gains)/losses recognised in the period	8.46	109.35
Total (Gross of recovery)	37.25	125.57
Present value of defined benefit obligation
Balance at the beginning of the year	316.40	223.92
Current service cost	15.04	12.07
Interest cost	25.85	14.64
Plan amendments cost	0.00	39.08
Actuarial loss on obligation	11.85	72.07
Benefits paid	(33.32)	(45.38)
Balance at the end of the year	335.82	316.40
Fair Value of Plan Assets
Balance at the beginning of the year	133.32	112.17
Expected returns on plan assets	12.10	10.48
Contribution	60.56	40.31
Actuarial gains and losses	3.39	1.80
Benefits paid	(30.35)	(31.44)
Balance at the end of the year	179.02	133.32

Assets and Liabilities recognised in the balance sheet	2011-12	2010-11	2009-10	2008-09	2007-08
Present value of obligations at the end of the year	335.82	316.40	192.12	164.93	148.28
Less: Fair value of plan assets at the end of the year	(179.02)	(133.32)	(112.17)	(98.14)	(86.95)
Net liability recognised in the balance sheet	156.80	183.08	79.95	66.79	61.33

Experience Adjustment on actuarial Gain/(Loss)
Plan Liabilities	(13.66)	(28.33)	(21.95)	*	*
Plan Assets	4.50	2.32	0.11	*	*

*	The details of experience adjustments arising on account of plan assets and liabilities as required by paragraph 120(n)(ii) of AS 15 (Revised) on “Employee Benefits” are not available in the valuation report and hence, are not furnished.

Note:

In the absence of detailed informations regarding Plan assets which is funded with Life Insurance Corporation of India, the composition of each major category of plan assets, the percentage or amount for each category to the fair value of plan assets has not been disclosed.

The estimate of rate of escalation in salary considered in actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.

The contributions expected to be made by the Company during the financial year 2012-13 are Rs 19.22 Crore (Previous year Rs 19.78 Crore).

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

		(Rs in Crore)

48 A) Contingent Liabilities	As at March 31, 2012	As at March 31, 2011
(a) Disputed liabilities in appeal :
(i) Income Tax	791.26	616.52
(ii) Sales Tax & Entry Tax	99.82	42.04
(iii) Excise Duty	276.83	192.63
(iv) Service Tax	2.81	18.57
(v) Custom Duty	6.23	6.23
(vi) Others	90.40	82.80
(b) Claims against the Company not acknowledged as debts relating to :
- Energy Development Cess claimed by the Government of Chhattisgarh	350.46	306.52
- Mining cases	333.90	333.90
- Others	276.76	164.77
(c) Claim for compensation (CLZS) Land of HZL	Not Ascertainable	Not Ascertainable

(d)	In TSPL, the land cases filed by erstwhile owners of land in earlier years for enhancement of compensation have been dismissed by the District Judge during the current year and only one land case is pending decision as at March 31, 2012. The Mansa District Administration and Punjab State Electricity Board (PSEB), which acquired the land, are defending the case and TSPL has not been made party to this case. There may be a liability on TSPL in case of award in favour of land owner. TSPL has obtained a legal advice that in case of such eventuality, TSPL can remand such award and hence has been advised not to become party to these cases.

(e)	The state of Queensland commenced proceedings in the Supreme Court of Queensland against TCM and its joint venture partner, BML Holdings Pty Limited in relation to tension cracks in the Clermont Highway (in the vicinity of the Gregory Development Road) adjacent to the Highway Reward pit. The matter is being handled by the TCM insurer. A mediation was held on December 12, 2011. A settlement of the proceedings was reached at the December 12 mediation, on the basis of, amongst other provisions, payment of a settlement sum by the TCM insurer. The Supreme Court proceedings have been discontinued. TCM is subject to a deductible under the insurance policy, which has been paid.

(f)	The Company does not expect any cash outflow in respect of the above matters.

B) Capital and other commitments
(a) Capital commitments
Estimated amount of contracts remaining to be executed on Capital account and not provided for (net of advances).	9,989.80	13,763.43
(b) Other commitments
(i) The Company has given corporate guarantees to banks/financial Institutions/others on behalf of Vedanta Aluminium Limited, CMT, TCM and TSPL.	4,680.15	4,794.90
(ii) Export obligations against the import licenses taken for import of capital goods under the Export promotion Capital Goods Scheme and advance license.	14,626.69	12,158.83
(iii) Customs duty bond taken for Project Import	781.66	639.83

C) Share of Company in contingent liabilities and capital commitments of an associate are as follows :
i) Contingent liabilities	157.17	216.83
ii) Capital & other commitments	4,606.04	4,611.97

49	Segment Information as per Accounting Standard 17 on Segment Reporting for the year ended March 31, 2012

I)	Information about Primary Business Segments

																(Rs in Crore)

Particulars	Business Segments
	Copper		Aluminium		Zinc& Lead		Power		Others		Unallocated		Eliminations		Total
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Revenue
External Sales	20,328.87	15,992.94	3,431.06	3,328.33	15,895.66	11,417.54	2,452.16	728.24	795.99	628.38	—	—	—	—	42,903.74	32,095.43
Inter Segment Sales	136.92	115.28	2.98	6.96	—	—	112.76	48.59	—	—	—	—	(252.66)	(170.83)	—	—
Gross Turnover	20,465.79	16,108.22	3,434.04	3,335.29	15,895.66	11,417.54	2,564.92	776.83	795.99	628.38	—	—	(252.66)	(170.83)	42,903.74	32,095.43
Less:Excise Duty recovered on Sales	951.93	949.60	322.20	310.82	655.78	577.68	—	—	7.06	9.27	—	—	—	—	1,936.97	1,847.37
Total Revenue	19,513.86	15,158.62	3,111.84	3,024.47	15,239.88	10,839.86	2,564.92	776.83	788.93	619.11	—	—	(252.66)	(170.83)	40,966.77	30,248.06
Results
Segment Result	1,256.75	854.55	175.31	479.11	6,653.73	5,522.75	344.27	240.97	74.13	56.54	—	—	—	—	8,504.19	7,153.92
Unallocated Corporate Expenses	—	—	—	—	—	—	—	—	—	—	470.68	134.23	—	—	470.68	134.23
Operating Profit/(Loss)	1,256.75	854.55	175.31	479.11	6,653.73	5,522.75	344.27	240.97	74.13	56.54	(470.68)	(134.23)	—	—	8,033.51	7,019.69
Less: Finance costs	—	—	—	—	—	—	—	—	—	—	852.42	350.93	—	—	852.42	350.93
Add : Other Income	—	—	—	—	—	—	—	—	—	—	3,163.21	2,521.74	—	—	3,163.21	2,521.74
Less: Income Tax (including Deferred Tax)	—	—	—	—	—	—	—	—	—	—	2,110.55	1,811.64	—	—	2,110.55	1,811.64
Less: Exceptional items	—	—	6.19	35.66	43.13	21.16	—	—	—	—	423.32	—	—	—	472.64	56.82
Net Profit/(Loss)	1,256.75	854.55	169.12	443.45	6,610.60	5,501.59	344.27	240.97	74.13	56.54	(693.76)	224.94	—	—	7,761.11	7,322.04
Other Information
Segment Assets	7,311.27	7,623.17	10,476.70	8,468.11	15,947.47	15,570.36	14,419.13	9,751.47	764.09	442.44	—	—	—	—	48,918.66	41,855.55
Unallocated Corporate Assets	—	—	—	—	—	—	—	—	—	—	36,564.07	32,590.15	—	—	36,564.07	32,590.15
Total Assets	7,311.27	7,623.17	10,476.70	8,468.11	15,947.47	15,570.36	14,419.13	9,751.47	764.09	442.44	36,564.07	32,590.15	—	—	85,482.73	74,445.70
Segment Liabilities	2,825.46	3,093.90	1,298.34	1,090.90	1,964.28	2,009.79	1,917.33	1,480.70	119.48	59.34	—	—	—	—	8,124.89	7,734.63
Unallocated Corporate Liabilities	—	—	—	—	—	—	—	—	—	—	19,103.17	14,984.32	—	—	19,103.17	14,984.32
Total Liabilities	2,825.46	3,093.90	1,298.34	1,090.90	1,964.28	2,009.79	1,917.33	1,480.70	119.48	59.34	19,103.17	14,984.32	—	—	27,228.06	22,718.95
Capital Expenditure	559.52	519.61	2,148.18	1,910.34	1,258.38	10,038.62	4,259.49	1,614.93	261.51	96.04	21.80	5.71	—	—	8,508.88	14,185.25
Depreciation & Amortisation	198.57	172.96	205.53	225.09	1,059.29	601.94	365.97	12.14	0.12	16.14	0.33	1.86	—	—	1,829.81	1,030.13
Non-cash Expenditure other than depreciation	15.80	19.28	3.14	5.36	0.33	—	—	—	—	2.35	—	—	—	—	19.27	26.99

(a)	Segments have been identified and reported taking into account,the different risks and returns, the organization structure and the internal reporting systems. The main buisness segments are, (i) Copper which consist of mining of copper concentrate, manufacturing of Copper Cathode ,Continuous Cast Copper Rod, Anode Slime and Dore, (ii) Aluminium which consist of mining of bauxite and various aluminium products (iii) Zinc which consists of mining of ore and manufacturing of zinc ingots, lead ingots and silver (iv) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (v) Others business segment which comprise of Phosphoric Acid, Infrastructure, Paper etc.
(b)	Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and unallocated corporate liabilities respectively.

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

II)	Information about secondary segment

		(Rs in Crore)

Geographical Segment	Current Year	Previous Year
Revenue by geographical segment
India	24,792.59	24,350.18
Outside India	18,111.15	7,745.25

Total	42,903.74	32,095.43

Carrying Amount of Segment Assets
India	41,672.76	34,010.85
Outside India	7,245.90	7,844.70

Total	48,918.66	41,855.55

Segment Capital Expenditure
India	8,115.95	5,460.33
Outside India	371.13	8,719.21

Total	8,487.08	14,179.54

Reconciliation between segment revenue and enterprise revenue

		(Rs in Crore)

Particulars	Current Year	Previous Year
Segment Revenue (net of excise duty)
- Copper	19,376.94	15,043.34
- Aluminium	3,108.86	3,017.51
- Zinc & Lead	15,239.88	10,839.86
- Power	2,452.16	728.24
- Others	788.93	619.11

Total Segment Revenue	40,966.77	30,248.06

Enterprise Revenue
Revenue from operations (Net)	41,178.94	30,428.50
Less: Other operating revenues	(212.17)	(180.44)

Total enterprise revenue	40,966.77	30,248.06

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

50	Related Party disclosures

List of related parties and relationships

A)	Entities Controlling the Company (Holding Companies)

Twin star Holdings Limited

Vedanta Resources Holdings Limited

Vedanta Resources Plc

Volcan Investments Limited

B)	Fellow Subsidiary

The Madras Aluminium Company Limited

Konkola Copper Mines Plc

Sesa Goa Limited

Sesa Resources Limited (Earlier VS Dempo & Co. Private Limited)

Sesa Mining Corporation Private Limited (Earlier Dempo Mining Corporation Private Limited)

Vedanta Jersey Investment Limited

Welter Trading Limited

Sterlite Iron and Steel Company Limited

Cairn India Limited

C)	Associates

Vedanta Aluminium Limited

RoshSkor Township (Proprietary) Limited

D)	Key Management Personnel

Mr Anil Agarwal

Mr Navin Agarwal

Mr Tarun Jain

Mr M. S. Mehta

Mr D. D. Jalan

Mr Gunjan Gupta

Mr Akhilesh Joshi

E)	Relatives of Key Management Personnel

Mr Dwarka Prasad Agarwal Relative of Mr Anil Agarwal and Mr Navin Agarwal

F)	Others

Anil Agarwal Foundation Trust

Agarwal Galvanising Pvt. Limited

Madanpur South Coal Company Limited (Joint Venture)

Rampia Coal Mines & Energy Pvt. Limited (Joint Venture)

Vedanta Medical Research Foundation

Vedanta Foundation

Public & Political Awareness Trust

Henry Davis York

Sterlite Technologies Limited

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

G)	Transactions / Balances with related parties

															(Rs. in Crore)

		Holding Companies		Fellow Subsidiary		Associates		Key Management Personnel		Relatives of Key Management Personnel		Others		Total
		Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Income:
(i)	Sale of goods	—	—	0.17	0.16	59.54	46.12	—	—	—	—	213.39	149.55	273.10	195.83
(ii)	Rendering of service
a)	Rent income	—	—	—	—	2.26	2.16	—	—	—	—	—	—	2.26	2.16
b)	Guarantee Commission & Interest	1.52	—	16.73	17.89	888.97	675.73	—	—	—	—	—	—	907.22	693.62
c)	Management Consultancy Services	0.95	0.91	—	—	—	—	—	—	—	—	—	—	0.95	0.91
Expenditure:
(iii)	Purchases
a)	Purchase of goods	—	—	12.45	391.48	931.57	439.61	—	—	—	—	34.21	23.81	978.23	854.90
b)	Power Charges	—	—	85.93	40.11	8.63	—	—	—	—	—	—	—	94.56	40.11
(iv)	Receiving of services
a)	Long Term Incentive Plan expenses/(recovery)	87.70	54.47	(0.77)	(0.85)	(24.42)	(14.28)	—	—	—	—	—	—	62.51	39.34
b)	Remuneration/Sitting Fees	—	—	—	—	—	—	31.61	23.46	—	—	—	—	31.61	23.46
c)	Allocation of Corporate Expenses	—	—	(0.18)	(0.33)	(6.87)	(6.26)	—	—	—	—	—	—	(7.05)	(6.59)
d)	Management Consultancy Services including representative office fees	23.97	22.81	—	—	—	—	—	—	—	—	—	—	23.97	22.81
e)	Legal Advice Fee	—	—	—	—	—	—	—	—	—	—	1.10	5.22	1.10	5.22
f)	(Recovery of)/Reimbursement to for deputed employees remuneration	—	—	(7.80)	(13.86)	(62.94)	42.01	—	—	—	—	(0.45)	(0.61)	(71.19)	27.54
g)	(Recovery of)/Reimbursement to for other expense	—	—	(8.41)	(16.05)	7.94	(0.37)	—	—	—	—	0.01	(0.15)	(0.46)	(16.57)
h)	Donation	—	—	—	—	—	—	—	—	—	—	38.86	47.99	38.86	47.99
i)	Guarantee Commission & Interest	2.08	1.72	—	—	—	—	—	—	—	—	—	—	2.08	1.72
(v)	Dividend paid	385.69	156.67	25.15	9.61	—	—	—	—	—	—	—	—	410.84	166.28
(vi)	Guarantees given	—	—	—	—	4,538.34	4,638.40	—	—	—	—	22.17	22.17	4,560.51	4,660.57
(vii)	Guarantees taken	613.88	640.77	—	—	—	—	—	—	—	—	—	—	613.88	640.77
(viii)	Purchase/(Sales) of fixed assets	—	—	—	—	2.63	3.96	—	—	—	—	—	—	2.63	3.96
(ix)	Balances as at year end
a)	Trade receivables	—	—	—	—	—	—	—	—	—	—	33.05	34.40	33.05	34.40
b)	Loans and advances	692.75	—	1269.76	760.12	7,059.59	8,117.09	—	—	—	—	0.35	1.52	9,022.45	8,878.73
c)	Other current liabilities	153.88	69.91	6.52	2.19	129.81	120.35	—	—	—	—	0.37	6.65	290.58	199.10
d)	Short term borrowings	—	(484.45)	—	—	—	—	—	—	—	—	—	—	—	(484.45)
e)	Investments	—	—	—	—	3,563.04	563.04	—	—	—	—	4.50	3.99	3,567.54	567.03
(x)	Transactions during the year
a)	Loans and advances given / (received) during the year	692.75	—	509.65	1.17	(1,057.50)	(429.60)	—	—	—	—	(1.18)	(0.04)	143.72	(428.47)
b)	Investments made during the year	—	—	—	—	—	—	—	—	—	—	0.51	0.87	0.51	0.87
	Investments redeemed during the year	—	—	—	—	—	(1,815.00)	—	—	—	—	—	—	—	(1,815.00)
c)	Conversion of short term loans into preference shares	—	—	—	—	3,000.00	—	—	—	—	—	—	—	3,000.00	—

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

H) Disclosure in respect of transactions with related parties	Current Year	Previous Year
Income:
(i) Sales of goods:
The Madras Aluminium Company Limited	0.17	0.16
Vedanta Aluminium Limited	59.54	46.12
Sterlite Technologies Limited	213.39	149.55

	273.10	195.83

(ii) Rendering of service
a) Rent Income
Vedanta Aluminium Limited	2.26	2.16

	2.26	2.16

b) Guarantee Commission & interest
Vedanta Resources Plc	1.28	—
Vedanta Aluminium Limited	888.97	675.73
Konkola Copper Mines Plc	—	2.60
Vedanta Jersey Investment Limited	7.34	11.07
Welter Trading Limited	9.39	4.22
Twin star Holdings Limited	0.24	—

	907.22	693.62

c) Management Consultancy Services
Vedanta Resources Plc	0.95	0.91

	0.95	0.91

Expenditure:
(iii) Purchases:
a) Purchase of goods
Sesa Goa Limited	9.70	7.58
Konkola Copper Mines Plc	2.75	383.90
Vedanta Aluminium Limited	931.57	439.61
Anil Agarwal Foundation Trust	0.06	—
Sterlite Technologies Limited	34.15	23.81

	978.23	854.90

b) Power Charges
Vedanta Aluminium Limited	8.63	—
The Madras Aluminium Company Limited	85.93	40.11

	94.56	40.11

(iv) Receiving of services
a) Long Term Incentive Plan expenses/(recovery)
Vedanta Resources Plc	87.70	54.47
The Madras Aluminium Company Limited	(0.77)	(0.85)
Vedanta Aluminium Limited	(24.42)	(14.28)

	62.51	39.34

b) Remuneration/Sitting Fees:
Mr Navin Agarwal	12.60	9.72
Mr Tarun Jain	6.92	5.82
Mr M. S. Mehta	4.33	0.88
Mr D.D. Jalan	3.40	2.67
Mr Gunjan Gupta	2.51	2.18
Mr Akhilesh Joshi	1.85	2.19

	31.61	23.46

c) Allocation of Corporate Expenses:
The Madras Aluminium Company Limited	(0.18)	(0.33)
Vedanta Aluminium Limited	(6.87)	(6.26)

	(7.05)	(6.59)

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

d) Management Consultancy Services including representative office fees:	Current Year	Previous Year
Vedanta Resources Plc	23.97	22.81

	23.97	22.81

e) Legal advice Fees
Henry Davis York	1.10	5.22

	1.10	5.22

f) (Recovery of)/Reimbursement to for deputed employees remuneration
The Madras Aluminium Company Limited	(0.34)	(0.17)
Vedanta Aluminium Limited	(62.94)	42.01
Sesa Resources Limited	(0.86)	(1.90)
Konkola Copper Mines Plc	0.11	(0.09)
Anil Agarwal Foundation Trust	(0.45)	(0.61)
Sesa Mining Corporation Private Limited	(1.77)	(1.39)
Sesa Goa Limited	(4.33)	(10.31)
Sterlite Iron And Steel Company Limited	(0.51)	—
Cairn India Limited	(0.10)	—

	(71.19)	27.54

g) (Recovery of)/Reimbursement to for other expenses
The Madras Aluminium Company Limited	(0.79)	(0.22)
Konkola Copper Mines Plc	(7.21)	(15.16)
Vedanta Aluminium Limited	7.94	(0.37)
Sesa Goa Limited	(0.37)	(0.55)
Anil Agarwal Foundation Trust	0.01	(0.15)
Sesa Resources Limited	(0.03)	(0.09)
Sesa Mining Corporation Private Limited	(0.01)	(0.03)

	(0.46)	(16.57)

h) Donation
Anil Agarwal Foundation Trust	0.10	—
Vedanta Foundation	8.61	4.44
Vedanta Medical Research Foundation	25.15	43.45
Public & Political Aawareness Trust	5.00	0.10

	38.86	47.99

i) Guarantee Commission & Interest
Vedanta Resources Plc	0.52	(2.35)
Vedanta Resources Holdings Limited	1.56	4.07

	2.08	1.72

(v) Dividend paid
Twin star Holdings Limited	385.69	156.67
The Madras Aluminium Company Limited	25.15	9.61

	410.84	166.28

(vi) Guarantees given
Vedanta Aluminium Limited	4,538.34	4,638.40
Rampia Coal Mines & Energy Pvt. Limited	22.17	22.17

	4,560.51	4,660.57

(vii) Guarantees taken
Vedanta Resources Plc	613.88	640.77

	613.88	640.77

(viii)Purchase/ (Sales) of Fixed Assets
Vedanta Aluminium Limited	2.63	3.96

	2.63	3.96

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

Disclosure in respect of transactions with related parties	Current Year	Previous Year
(ix) Balances as at year end
a) Trade Receivables
Sterlite Technologies Limited	33.05	34.40

	33.05	34.40

b) Loans and Advances
Sesa Goa Limited	0.36	1.09
Rampia Coal Mines & Energy Pvt Limited (Represents advance against share application money)	—	0.87
Konkola Copper Mines Plc	4.73	1.05
Twin star Holdings Limited	256.04	—
Anil Agarwal Foundation Trust	0.07	0.13
Vedanta Aluminium Limited	7,045.06	8,101.45
Madanpur South Coal Company Limited	0.13	0.52
Sesa Resources Limited	0.06	0.24
The Madras Aluminum Company Limited	2.09	1.00
Sesa Mining Corporation Private Limited	0.23	0.19
Sterlite Iron And Steel Company Limited	1.67	—
Vedanta Resources Plc	436.71	—
RoshSkor Township (Proprietary) Limited	14.53	15.64
Vedanta Jersey Investment Limited	350.51	305.92
Welter Trading Limited	910.01	450.63
Cairn India Limited	0.10	—
Vedanta Foundation (Current Year Rs. 8,000)	0.00	—
Sterlite Technologies Limited	0.15	—

	9,022.45	8,878.73

c) Other current Liabilities
Vedanta Resources Plc	153.88	65.84
Vedanta Aluminium Limited	129.81	120.35
The Madras Aluminum Company Limited	5.28	1.14
Konkola Copper Mines Plc	1.24	1.05
Henry Davis York	0.10	0.13
Vedanta Resources Holdings Limited	—	4.07
Sterlite Technologies Limited	0.27	6.52

	290.58	199.10

d) Short term borrowings
Vedanta Resources Holdings Limited	—	(484.45)

	—	(484.45)

e) Investments
Madanpur South Coal Company Limited	2.59	2.08
Vedanta Aluminium Limited	3,563.04	563.04
Rampia Coal Mines & Energy Pvt Limited	1.91	1.91

	3,567.54	567.03

(x) Transactions during the year
a) Loans and advances given / (received) during the year	Current Year	Previous Year
Vedanta Resources Plc	436.71	—
Konkola Copper Mines Plc	3.68	0.28
Vedanta Aluminium Limited	(1,056.39)	(429.60)
Twin star Holdings Limited	256.04	—
Sesa Goa Limited	(0.73)	0.13
Rampia Coal Mines & Energy Pvt Limited (Represents advance against share application money)	(0.87)	—
RoshSkor Township (Pty) Ltd	(1.11)	—
The Madras Aluminum Company Limited	1.09	0.33
Sesa Mining Corporation Private Limited	0.05	0.19
Anil Agarwal Foundation Trust	(0.07)	(0.04)
Sesa Resources Limited	(0.18)	0.24
Madanpur South Coal Company Limited	(0.39)	—
Cairn India Limited	0.10	—
Vedanta Foundation (Current Year Rs. 8,000)	0.00	—
Sterlite Technologies Limited	0.15	—
Vedanta Jersey Investment Limited	44.59	—
Welter Trading Limited	459.38	—
Sterlite Iron And Steel Company Limited	1.67	—

	143.72	(428.47)

b) Investments made/(redeemed) during the year
Vedanta Aluminium Limited	—	(1,815.00)
India Foils Limited	—	—
Madanpur South Coal Company Limited	0.51	—
Rampia Coal Mines & Energy Pvt. Limited	—	0.87

	0.51	(1,814.13)

c) Conversion of short term loans into preference shares
Vedanta Aluminium Limited	3,000.00	—

	3,000.00	—

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

51	Earnings per share (EPS)

		Rs in Crore

	Current year	Previous year
Profit attributable to Equity Shareholders for Basic EPS	4,827.92	5,042.52
Less : Finance costs (net of exchange and derivative gain) recognised on Convertible Senior Note (net of tax) *	—	(107.92)

Profit attributable to equity share holders for Diluted EPS	4,827.92	4,934.60

Weighted average No. of equity shares outstanding during the year :-

For Basic Earnings per Share	Nos	336,12,07,534	336,12,07,534
For Diluted Earnings per Share *	Nos	336,12,07,534	344,69,45,134
Basic EPS	Rs	14.36	15.00
Diluted EPS *	Rs	14.36	14.32
Nominal Value per Share	Re	1/-	1/-

Reconciliation between number of shares used for calculating basic and diluted earnings per share

(i)	Weighted Average no. of shares used for calculating Basic EPS	336,12,07,534	336,12,07,534
(ii)	Potential Equity shares (Convertible Senior Note) *	—	85,737,600

(iii)	Weighted Average no. of shares used for calculating Diluted EPS	336,12,07,534	344,69,45,134

*	During the year, the effect of potential equity shares on account of Convertible Senior Notes is anti-dilutive and hence the same has not been considered in calculating the diluted EPS.

Sterlite Industries (India) Limited

Notes forming part of the consolidated financial statements for the year ended March 31, 2012

52	Proposed Dividend

The final dividend proposed for the year is as follows :	Current year	Previous year
On equity shares of Re 1 each
Amount of dividend proposed (Rs in Crore)	336.12	369.73
Dividend per Equity Share (Rs)	1.00	1.10

53	The Revised Schedule VI has become effective from April 1, 2011 for the preparation of financial statements. This has significantly impacted the disclosure and presentation made in the financial statements. Previous year’s figures have been regrouped / reclassified wherever necessary to correspond with the current year’s classification / disclosure.

For and on behalf of the Board of Directors

Navin Agarwal	M.S.Mehta
Executive Vice Chairman	Chief Executive Officer

D.D. Jalan	Rajiv Choubey
Whole Time Director & Chief Financial Officer	Company Secretary

Place : Mumbai
Dated : April 25, 2012

Statement pursuant to Section 212 of the Companies Act, 1956

The Ministry of Corporate Affairs, Government of India, vide General Circular No. 2 and 3 dated 8th February 2011 and 21st February 2011 respectively has granted a general exemption from compliance with section 212 of the Companies Act, 1956, subject to fulfillment of conditions stipulated in the circular. The Company has satisfied the conditions stipulated in the circular and hence is entitled to the exemption. Necessary information relating to the subsidiaries has been included in the Consolidated Financial Statements.

												Rs. in Crore

S.No	Name of the Subsidiary Company	Reporting Currency	Capital	Reserves	Total Assets	Total Liabilities	Invest- ments	Total Revenue	Profit Before Taxation	Provision for Taxation	Profit After Taxation	Proposed Dividend incl tax	Country of Incorporation
1	Bharat Aluminium Company Limited	INR	220.62	4,050.44	9,881.31	9,881.31	—	3,824.39	301.52	35.85	265.67	—	India
2	Sterlite Infra Limited	INR	0.05	(126.25)	5,781.44	5,781.44	5,750.35	—	(125.23)	—	(125.23)	—	India
3	Copper Mines of Tasmania Pty Limited	INR	0.00	345.78	552.90	552.90	77.28	1,020.04	278.73	83.51	195.22	—	Australia
		AUD Mn	0.00	64.98	103.90	103.90	14.52	191.69	52.38	15.69	36.69	—
4	Thalanga Copper Mines Pty Limited	INR	3.08	1.73	12.30	12.30	—	0.38	(3.69)	(1.36)	(2.33)	—	Australia
		AUD Mn	0.58	0.32	2.31	2.31	—	0.07	(0.69)	(0.26)	(0.44)	—
5	Monte Cello B.V.	INR	0.11	1,408.90	1,413.72	1,413.72	108.53	337.33	336.65	4.16	332.49	—	Netherland
		USD Mn	0.02	275.41	276.35	276.35	21.22	65.94	65.81	0.81	64.99	—
6	Hindustan Zinc Limited	INR	845.06	26,036.20	29,423.02	29,423.02	12,694.85	12,948.14	6,944.54	1,418.50	5,526.04	1,178.59	India
7	Sterlite Energy Limited	INR	1,187.31	3.69	9,254.41	9,254.41	401.96	1,797.39	(4.25)	0.10	(4.35)	—	India
8	Fujairah Gold FZE	INR	52.12	(15.31)	372.41	372.41	—	2,242.17	(9.55)	—	(9.55)	—	UAE
		AED Mn	36.75	(10.80)	262.59	262.59	—	1,581.00	(6.73)	—	(6.73)	—
9	Talwandi Sabo Power Limited	INR	400.05	(9.52)	4,724.79	4,724.79	0.86	—	(7.50)	—	(7.50)	—	India
10	Sterlite (USA) Inc. *	INR	0.00	(0.01)	0.00	0.00	—	—	—	—	—	—	USA
		USD Mn	0.00	(0.00)	0.00	0.00	—	—	—	—	—	—
11	THL Zinc Ventures Ltd	INR	86.97	3,542.28	3,629.29	3,629.29	3,627.00	0.00	(2.81)	—	(2.81)	—	Mauritius
		USD Mn	17.00	692.44	709.45	709.45	709.00	0.00	(0.55)	—	(0.55)	—
12	THL Zinc Ltd	INR	91.88	5,111.28	5,224.54	5,224.54	4,355.30	694.20	621.40	54.04	567.35	—	Mauritius
		USD Mn	17.96	999.15	1,021.29	1,021.29	851.37	135.70	121.47	10.56	110.91	—
13	THL Zinc Holding B.V.	INR	64.61	3,077.37	3,142.15	3,142.15	3,131.64	553.87	(907.41)	—	(907.41)	—	Netherland
		USD Mn	12.63	601.56	614.22	614.22	612.17	108.27	(177.38)	—	(177.38)	—
14	THL Zinc Namibia Holdings (Proprietary) Ltd	INR	1,324.82	189.57	1,514.82	1,514.82	169.92	651.17	649.67	—	649.67	—	Namibia
		NAD Mn	2,008.27	287.36	2,296.28	2,296.28	257.58	987.10	984.82	—	984.82	—
15	Skorpion Zinc (Proprietary) Limited	INR	0.00	3.76	1,343.75	1,343.75	20.95	650.67	650.41	0.00	650.41	131.94	Namibia
		NAD Mn	0.00	5.70	2,036.97	2,036.97	31.76	986.34	985.95	0.00	985.95	200.00
16	Skorpion Mining Company (Proprietary) Limited#	INR	0.00	(69.84)	327.42	327.42	—	238.01	(90.18)	33.82	(56.36)	—	Namibia
		NAD Mn	0.00	(105.86)	496.33	496.33	—	360.80	(136.70)	51.26	(85.44)	—
17	Namzinc (Proprietary) Limited	INR	0.00	221.78	1,524.42	1,524.42	—	1,690.40	452.35	—	452.35	131.94	Namibia
		NAD Mn	0.00	336.19	2,310.83	2,310.83	—	2,562.44	685.70	—	685.70	200.00
18	Amica Guesthouse (Proprietary) Limited#	INR	0.00	(0.21)	0.45	0.45	—	0.96	(0.06)	0.00	(0.06)	—	Namibia
		NAD Mn	0.00	(0.35)	0.75	0.75	—	1.59	(0.10)	0.01	(0.09)	—
19	Rosh Pinah Health Care (Proprietary) Limited##	INR	0.00	6.92	7.06	7.06	—	0.60	(0.78)	—	(0.78)	—	Namibia
		NAD Mn	0.00	11.11	11.33	11.33	—	0.97	(1.26)	—	(1.26)	—
20	Black Mountain Mining (Proprietary) Limited	INR	0.00	612.97	1,126.34	1,126.34	—	1,370.27	530.38	188.84	341.54	—	South Africa
		ZAR Mn	0.00	972.35	1,786.71	1,786.71	—	2,173.66	841.34	299.56	541.78	—
21	Vedanta Lisheen Holdings Limited	INR	0.00	4.94	4.94	4.94	0.01	1,766.40	1,764.90	—	1,764.90	—	Ireland
		USD Mn	0.00	0.96	0.96	0.96	0.00	345.29	345.00	—	345.00	—
22	Vedanta Lisheen Mining Limited	INR	0.00	248.20	248.20	248.20	—	177.40	128.89	29.84	99.04	—	Ireland
		USD Mn	0.00	48.52	48.52	48.52	—	34.68	25.19	5.83	19.36	—
23	Killoran Lisheen Mining Limited	INR	0.00	135.48	135.48	135.48	—	166.70	155.91	37.15	118.76	—	Ireland
		USD Mn	0.00	26.48	26.48	26.48	—	32.59	30.48	7.26	23.21	—
24	Killoran Lisheen Finance Limited	INR	0.00	1.40	1.40	1.40	—	—	—	—	—	—	Ireland
		USD Mn	0.00	0.27	0.27	0.27	—	—	—	—	—	—
25	Lisheen Milling Limited	INR	0.01	591.09	591.10	591.10	—	2,095.63	386.90	53.47	333.43	—	Ireland
		USD Mn	0.00	115.55	115.55	115.55	—	409.65	75.63	10.45	65.18	—
26	Sterlite Ports Limited	INR	0.05	(0.11)	0.03	0.03	—	—	(0.08)	—	(0.08)	—	India
27	Sterlite Infraventures Limited	INR	0.13	(0.30)	—	0.00	—	—	(0.14)	—	(0.14)	—	India
28	Vizag General Cargo Berth Private Limited	INR	0.01	(0.81)	289.12	289.12	0.71	0.08	(2.76)	—	(2.76)	—	India
29	Paradip Multi Cargo Berth Private Limited	INR	0.01	(0.80)	0.01	0.01	—	—	(0.80)	—	(0.80)	—	India
30	Pecvest 17 Proprietary Limited*	INR	0.00	—	0.00	0.00	—	—	—	—	—	—	South Africa
		ZAR Mn	0.00	—	0.00	0.00	—	—	—	—	—	—
31	Lakomasko B.V	INR	0.12	852.60	853.63	853.63	846.80	0.77	6.52	1.16	5.36	—
		USD Mn	0.02	166.67	166.87	166.87	165.53	0.15	1.27	0.23	1.05	0	Netherlands

Exchange Rates as on 31.03.2012: 1 AUD=Rs. 53.2130, 1 USD = Rs. 51.1565, 1 AED = Rs. 14.1820,1 NAD = Rs. 6.5968,1 ZAR = Rs. 6.6497

Exchange Rates as on 31.12.2010: 1 NAD = Rs. 6.0318

Exchange Rates as on 31.12.2009: 1 NAD = Rs. 6.2303

*	Financial Information is based on Unaudited Results.
#	Financial Information is based on audited financial for the year ended 31 December, 2009
##	Financial Information is based on audited financial for the year ended 31 December, 2010

We undertake to make available the audited annual accounts and related information of subsidiaries, where applicable, upon request by any of our shareholders. The annual accounts will also be available for inspection during business hours at Registered office of the Company and its subsidiaries.

Navin Agarwal	M S Mehta	D. D. Jalan	Rajiv Choubey
Executive Vice Chairman	Chief Executive Officer	Whole-time Director &	Company Secretary
Chief Financial Officer

Place: Mumbai
Dated: April 25, 2012